Form 20-F
period 2024-12-31
NIP Group Inc.
filed 2025-05-12
CIK 1966233

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number:001-42160

NIP Group Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Rosenlundsgatan 31

11 863 Stockholm

Sweden

+46 8133700

(Address of principal executive offices)

Mario Yau Kwan Ho
Co-Chief Executive Officer
NIP Group Inc.

Rosenlundsgatan 31

11 863 Stockholm

Sweden

+46 8133700

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing two Class A ordinary shares, par value US$0.0001 per share	NIPG	Nasdaq Global Market
Class A ordinary shares, par value US$0.0001 per share*		Nasdaq Global Market

*Not for trading, but only in connection with the listing of the American depositary shares on the Nasdaq Global Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2024, there were 113,396,571 shares, par value US$0.0001 per share issued and outstanding, being the sum of 75,392,253 Class A ordinary shares, par value of US$0.0001 per share, 24,641,937 Class B1 ordinary shares, par value of US$0.0001 per share, and 13,362,381 Class B2 ordinary shares, par value of US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐      No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐      No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒      No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17      ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐      No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐      No ☐

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADRs” are to the American depositary receipts that may evidence the ADSs;

●	“ADSs” are to the American depositary shares, each of which represents two Class A ordinary shares;

●	“China” or “the PRC” are to the People’s Republic of China, including Hong Kong, Macau and Taiwan; and “mainland China” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;

●	“Class A ordinary shares” are to the Class A ordinary shares of NIP Group Inc., par value US$0.0001 per share;

●	“Class B ordinary shares” are to Class B1 ordinary shares or Class B2 ordinary shares;

●	“Class B1 ordinary shares” are to the Class B1 ordinary shares of NIP Group Inc., par value US$0.0001 per share;

●	“Class B2 ordinary shares” are to the Class B2 ordinary shares of NIP Group Inc., par value US$0.0001 per share;

●	“Former VIE” are to the former variable interest entity, namely Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd., or “Wuhan ESVF”;

●	“Ninjas in Pyjamas” are to Ninjas in Pyjamas Gaming AB;

●	“our WFOE” are to Wuhan Muyecun Network Technology Co., Ltd.;

●	“Restructuring” are to a series of restructuring transactions in June 2023 to terminate the historical contractual arrangements with the Former VIE, which has become our wholly-owned subsidiary;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“shares” or “ordinary shares” are to our Class A, Class B1 and Class B2 ordinary shares, par value US$0.0001 per share;

●	“SEK” and “Swedish Krona” are to the legal currency of Sweden;

●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“VIEs” are to Wuhan Alunyou Network Information Development Co., Ltd. and Wuhan Young Will Ltd.; and

●	“we,” “us,” “our company” or “our” are to NIP Group Inc., formerly known as ESVF Esports Group Inc., a Cayman Islands exempted company, and its subsidiaries and their respective subsidiaries, as the context requires (and, in the context of describing NIP Group Inc.’s operations and consolidated financial information, also the Former VIE and the Former VIE’s subsidiaries, or the VIEs and the VIEs’ subsidiaries, as the case may be).

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. All translations from Swedish Krona to U.S. Dollars and from U.S. dollars to Swedish Krona are made at a rate of SEK11.0676 to US$1.00, the exchange rate in effect as of December 31, 2024. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. All statements other than statements of current or historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements relating to:

●	our mission, goals and strategies;

●	our future business development, financial condition and results of operations;

●	the expected growth of the esports industry in China;

●	our expectations regarding the prospects of our business model and the demand for and market acceptance of our products and services;

●	our expectations regarding maintaining and strengthening our relationships with game developers and publishers, esports viewers, esports athletes, brands and sponsors, online entertainers, live streaming and other distribution platforms as well as other stakeholders;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	general economic and business conditions in the regions where we operate, and globally; and

●	assumptions underlying or related to any of the foregoing.

You should read this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Our Holding Company Structure and Risks Related to Doing Business in Mainland China

NIP Group Inc. is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through its wholly-owned subsidiaries in (i) Sweden, namely Ninjas in Pyjamas Gaming AB, which is engaged in esports teams operations, and (ii) China, namely Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd., which is engaged in esports teams, talent management and event production operations. We also conduct an insignificant portion of our business through the VIEs incorporated in China with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of certain services, such as radio and television program production and operation services. Therefore, we operate relevant businesses in China through certain contractual arrangements with the VIEs. This structure allows us to be considered the primary beneficiary of the VIEs, which serves the purpose of consolidating the VIEs’ operating results in our financial statements under the U.S. GAAP. This structure also provides exposure to foreign investment in such companies. As of the date of this annual report, to the best knowledge of our company, our directors and management, the VIE agreements have not been tested in a court of law in the PRC. The VIEs are owned by certain nominee shareholders, not us. Under this holding company structure, investors in the ADSs are purchasing equity interests in the Cayman Islands holding company. This holding company structure involves unique risks to investors and investors may never directly hold equity interests in the Swedish and Chinese operating companies, including the VIEs.

Historically, we conducted our operations in China through Wuhan Muyecun Network Technology Co., Ltd. (“Wuhan Muyecun” or “the WFOE”) and through Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd. (“Wuhan ESVF” or “the Former VIE”), with which we, our WFOE, and the nominee shareholders of Wuhan ESVF entered into certain contractual arrangements (the “Wuhan ESVF Contractual Arrangements”). We did not own an equity interest in the Former VIE or its subsidiaries, and relied on the Wuhan ESVF Contractual Arrangements to direct the business operations of the Former VIE. Following a restructuring in June 2023 (the “Restructuring”), the Wuhan ESVF Contractual Arrangements were terminated, and we acquired the shares of the Former VIE from its nominee shareholders, after which the Former VIE has become a wholly-owned subsidiary of our company since June 2023. In September 2024, our WFOE entered into a series of contractual arrangements with Wuhan Alunyou Network Information Development Co., Ltd., or Wuhan Alunyou, and its shareholders, through which we obtained control over Wuhan Alunyou and its subsidiary. In addition, in September 2024, we entered into a share swap agreement with the shareholders of ZSZQ Limited, a Cayman Islands holding company, pursuant to which we acquired 61% of the equity interest in ZSZQ Limited. ZSZQ Limited, through its indirectly wholly-owned subsidiary in China, has maintained a series of contractual arrangements with Wuhan Young Will Ltd., or Young Will, and its shareholders, which enable us to obtain control over Young Will and its subsidiary. We refer to Wuhan Alunyou and Young Will as the variable interest entities, or the VIEs, in this annual report. As a result of the foregoing, we are considered the primary beneficiary of the VIEs for accounting purposes, and we treat the VIEs as our consolidated affiliated entities under U.S. GAAP.

Unless otherwise indicated or the context otherwise requires, references in this annual report to (i) “NIP Group” are to NIP Group Inc., and (ii) “we,” “us,” “our,” “the Company” and “our company” are to NIP Group and its subsidiaries and, in the context of describing our operations and consolidated financial information, also the Former VIE and the Former VIE’s subsidiaries, or the VIEs and the VIEs’ subsidiaries, as the case may be.

The following diagram illustrates our corporate structure, including our significant subsidiaries, the VIEs and certain other entities as of the date of this annual report.

NIP Group Inc.
(Cayman Islands)
100%
100%
61%
ESVF (Hong Kong) Esports Limited
(Hong Kong)
Ninjas in Pyjamas Gaming AB
(Sweden)
100%
NIPG FZ LLC
(United Arab Emirates)
ZSZQ Limited (4)
(Cayman Islands)
100%
ZSZQ (HK) Limited
(Hong Kong)
offshore
onshore
100%
100%
Wuhan Alunyou Network Information Development Co., Ltd. (2)
Wuhan Muyecun Network Technology Co., Ltd.
100%
Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd.
100%
65%
Shenzhen Weiwu Esports Internet Technology Co., Ltd.
Hongli Culture Communications (Wuhan) Co., Ltd. (1)
Beijing ZSZQ Network Technology Co., Ltd.
Wuhan Young Will Ltd. (3)
Equity Interest
Contractual Arrangements

Notes:

(1)	Mr. Lei Zhang, our chief experience officer, holds 35% of the equity interests in Hongli Culture Communications (Wuhan) Co., Ltd.

(2)	Shareholders of Wuhan Alunyou are Heng Tang, our executive vice president, and Hang Sui, our chief operating officer, each holding 90% and 10%, respectively, of Wuhan Alunyou’s equity interests.

(3)	Shareholders of Young Will are Shengjie Huang and Li Chen, our shareholders, each holding 70% and 30%, respectively, of Young Will’s equity interests.

(4)	GETUP Holding Limited and HappyHealth Holding Limited each holds 27.3% and 11.7%, respectively, of the equity interests in ZSZQ Limited.

Our corporate structure is subject to risks associated with the contractual arrangements with the VIEs. The contractual arrangements may not be as effective as direct ownership over the VIEs, the nominee shareholders of the VIEs may have potential conflicts of interest with us, and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. In addition, the legality and enforceability of the contractual agreements between our PRC subsidiaries, the VIEs, and VIEs’ nominee shareholders, as a whole, have not been tested in a court of law in China. If the PRC government determines that the contractual arrangements constituting the part of the VIE structure do not comply with PRC laws and regulations, or if regulations change or are interpreted differently in the future, we and the VIEs could be subject to severe penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. The PRC regulatory authorities could disallow the VIE structure, which would affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole, and the value of our securities could significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties associated with being based in China and the complex and evolving PRC laws and regulations. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business, accept foreign investments or list on a U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, anti-monopoly regulatory actions, oversight on cybersecurity, data privacy and personal information. These risks could result in a material adverse change in our operations and the value of our securities, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be of little or no value. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China.” New regulatory actions related to data security or anti-monopoly concerns in Hong Kong may be taken in the future, and such regulatory actions may also impact our ability to conduct our business, accept foreign investments, or list on a U.S. or foreign stock exchange. In addition, the legal and operational risks associated with having operations in mainland China also apply to our presence in Hong Kong. While Hong Kong currently operates under a different set of laws from mainland China, there can be no assurance as to whether the government of Hong Kong will enact laws and regulations similar to mainland China, or whether any laws or regulations of mainland China will become applicable to our operations in Hong Kong in the future, which could be at any time and with no advance notice.

Recent Regulatory Development

Cybersecurity Review Measures

On December 28, 2021, the Cyberspace Administration of China, or the CAC, and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a “critical information infrastructure operator,” or a CIIO, that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to a variety of laws and regulations of the PRC, the European Union member states, the Cayman Islands and other international jurisdictions, including those regarding cybersecurity, economic substance, data protection and data privacy. Any failure to comply with such current or future laws and regulations, could adversely affect our business and reputation” for detailed discussion.

On March 6, 2023, we received a confirmation from the China Cybersecurity Review Technology and Certification Center, or the CCRC, the institution designated by the CAC to receive application materials for cybersecurity review and conduct examinations of such applications, which confirmed to us that we would not be required to apply for a cybersecurity review in connection with our initial public offering and the listing of the ADSs representing our Class A ordinary shares on the Nasdaq because we do not possess over one million users’ personal information. Further, we have not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC to date.

CSRC Filing Requirements

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, together with five supporting guidelines, which took effect on March 31, 2023. According to the Trial Measures, Chinese domestic companies that seek to offer or list securities overseas, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. In addition, the Trial Measures states that any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to the filing requirements within three business days after the completion of the offering. If we fail to timely complete the relevant filing procedures with the CSRC for any future overseas securities offerings, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future overseas securities offerings, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Further, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise to tighten the regulations on PRC companies seeking overseas offering or listing. Any failure to obtain the relevant approval or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other penalties from the CSRC or other PRC regulatory authorities, which may have a material adverse effect on our business, operations or financial conditions. For detailed information, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China —The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities offerings. Any failure of fully complying with the approval, filing or other requirements may completely hinder our ability to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Any failure by us to meet with the continue developing PRC legal system could adversely affect us.”

We have completed the required filings with the CSRC for our initial public offering in accordance with the requirements under these measures and the supporting guidelines. The CSRC has concluded the filing procedure and published the filing results on the CSRC website on May 30, 2024. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC.

Implications of the Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions and we use an accounting firm headquartered in one of such jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our wholly-owned subsidiaries in Sweden and China, and to a lesser extent through contractual arrangements with the VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, each of our PRC subsidiaries and the VIEs is required to have, and each has, a business license issued by the PRC State Administration for Market Regulation and its local counterparts. As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection by any governmental authorities of any requirement to obtain necessary permissions and approvals for our business operation, nor have we been denied of any permissions or approvals. However, we cannot assure you that relevant government agencies will not impose further requirements in the future. Further, we have developed and may in the future initiate new businesses, for which we may be required to obtain new licenses and permits, which could be time-consuming and complex. If we do not receive, complete or maintain necessary permissions or approvals, or we inadvertently conclude that such permissions or approvals are not required, or there is a change in the applicable laws, regulations, or interpretations such that we need to obtain permissions or approvals in the future, we may be subject to (i) investigations by competent regulatory authorities, (ii) fines or penalties, (iii) orders to suspend our operations and to rectify any non-compliance, or (iv) prohibitions from engaging in relevant businesses. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain and maintain the requisite licenses, permits and approvals applicable to our business, or fail to obtain additional licenses that become necessary due to new enactment or promulgation of laws and regulations or our expansion, our business, results of operations and growth prospects may be materially and adversely affected.”

Cash and Asset Flows Through Our Organization

NIP Group Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted through its wholly-owned subsidiaries in Sweden and China, and to a lesser extent through contractual arrangements with the VIEs in China. As a result, although other means are available for us to obtain financing at the holding company level, NIP Group Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur depends upon dividends paid by our Sweden and PRC subsidiaries and the service fees paid by the VIEs. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to NIP Group Inc. In addition, to the extent cash or assets in our business are held in mainland China or Hong Kong or by a mainland China or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the VIEs by the PRC government to transfer cash or assets.

Under PRC laws, NIP Group Inc. may, via its intermediary Hong Kong holding company, provide funding to our WFOE only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. In addition, cash may be transferred among our PRC subsidiaries through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements.

Our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

As of the date of this annual report, no dividends or other distributions were made to our intermediary Hong Kong holding company or NIP Group Inc. by our WFOE or the VIEs, and we have not declared or paid any dividends on our shares.

In 2022, 2023 and 2024, transfers of cash were made across our organization through capital injections and intra-group loans. As of April 30, 2025, NIP Group Inc. had transferred cumulative capital investment of US$34.6 million to our WFOE through the intermediary Hong Kong holding company, and had transferred US$11.3 million to Wuhan ESVF by way of intra-group loans. In July 2024, January 2025, February 2025 and April 2025, Wuhan ESVF transferred US$1.5 million, US$2.5 million, US$1.0 million and US$1.0 million to NIP Group Inc., respectively, through repayment of loans. As of December 31, 2024, our WFOE had transferred cumulative capital investment of US$34.5 million to Wuhan ESVF. In January 2022, there was an entrusted loan of US$0.86 million from our WFOE to Wuhan ESVF, which was repaid by Wuhan ESVF in December 2024. As of the date of this annual report, no subsidiaries paid any dividends or made any distributions to their respective shareholders.

We currently do not have cash management policies in place that dictate how funds are transferred through our organization. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. Under PRC laws and regulations, we are subject to restrictions on foreign exchange and cross-border cash transfers, including to NIP Group Inc. and U.S. investors. Our ability to distribute earnings to NIP Group Inc., our Cayman holding company, and U.S. investors is also limited. We are a Cayman Islands holding company and rely on dividends and other distributions on equity from our subsidiaries and remittances from the VIEs for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur outside of PRC. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and the VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. Additionally, if any of our PRC subsidiaries or the VIEs incurs debt on its own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. In addition, the revenue and assets of our PRC subsidiaries and the VIEs are primarily denominated in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

VIE Consolidation Schedule

Historically, we conducted our operation in mainland China through our WFOE in mainland China as well as through Wuhan ESVF, the Former VIE based in mainland China. As a result of the Restructuring, the Former VIE and its subsidiaries became subsidiaries of the WFOE as of December 31, 2023.

In September 2024, our WFOE entered into a series of contractual arrangements with Wuhan Alunyou and its shareholders, through which we obtained control over Wuhan Alunyou and its subsidiary. In addition, in September 2024, we entered into a share swap agreement with the shareholders of ZSZQ Limited, a Cayman Islands holding company, pursuant to which we acquired 61% of the equity interest in ZSZQ Limited. ZSZQ Limited, through its indirectly wholly-owned subsidiary in China, has maintained a series of contractual arrangements with Young Will and its shareholders, which enable us to obtain control over Young Will and its subsidiary. As a result of the foregoing, we are considered the primary beneficiary of the VIEs for accounting purposes, and we treat the VIEs as our consolidated affiliated entities under U.S. GAAP.

The following tables set forth the summary consolidation schedule depicting the consolidated balance sheets as of December 31, 2024 of NIP Group Inc., its subsidiaries, the VIEs and their respective subsidiaries, and the corresponding eliminating adjustments.

	As of December 31, 2024
	NIP Group Inc.	Subsidiaries	VIEs and their subsidiaries	Eliminations	Consolidated total
	(US$ in thousands)
Assets
Cash and cash equivalents	2,121	7,002	436	—	9,559
Inter-Group balances due from the VIEs and their subsidiaries/Non-VIE	15,432	903	—	(16,335)	—
Other current assets	—	32,554	2,302	—	34,856
Investment in subsidiaries	221,178	58,703	638	(280,519)	—
Other non-current assets	—	266,756	1,395	—	268,151
Total Assets	238,731	365,918	4,771	(296,854)	312,566
Liabilities
Inter-Group balances due to the VIEs and their subsidiaries/Non-VIE	—	16,144	3,699	(19,843)	—
Other current liabilities	1,246	36,295	2,793	—	40,334
Non-current liabilities	—	29,749	60	—	29,809
Total liabilities	1,246	82,188	6,552	(19,843)	70,143
Mezzanine equity	2,958	—	—	—	2,958
Total equity (deficit)	234,527	283,730	(1,781)	(277,011)	239,465

The following tables set forth the summary consolidation schedule depicting the consolidated balance sheets as of December 31, 2022 and 2023 of NIP Group Inc., its WFOE, its subsidiaries other than WFOE, the Former VIE and its subsidiaries, and the corresponding eliminating adjustments.

	As of December 31, 2023
	NIP Group Inc.	WFOE and its subsidiaries	Hong Kong holding company	Ninjas in Pyjamas	Former VIE and its subsidiaries	Eliminations	Consolidated total
	(US$ in thousands)
Assets
Cash and cash equivalents	1,383	66	89	1,978	4,079	—	7,595
Inter-Group balances due from the Former VIE and its subsidiaries/Non-VIE	11,044	—	—	—	1,292	(12,336)	—
Other current assets	—	831	1	2,989	17,939	—	21,760
Investment in subsidiaries	234,839	17,703	18,600	—	—	(271,142)	—
Other non-current assets	2,163	—	—	185,865	96,457	—	284,485
Total Assets	249,429	18,600	18,690	190,832	119,767	(283,478)	313,840
Liabilities
Inter-Group balances due to the Former VIE and its subsidiaries/Non-VIE	—	—	525	—	97	(622)	—
Other current liabilities	1,689	14	—	2,435	24,640	—	28,778
Non-current liabilities	—	131	—	15,078	28,826	(11,713)	32,322
Total liabilities	1,689	145	525	17,513	53,563	(12,335)	61,100
Mezzanine equity	322,543	—	—	—	—	—	322,543
Total (deficit) equity	(74,803)	18,455	18,165	173,319	66,204	(271,143)	(69,803)

	As of December 31, 2022
	Parent	WFOE	Hong Kong holding company	Former VIE and its subsidiaries	Eliminations	Consolidated total
	(US$ in thousands)
Assets
Cash and cash equivalents	7,059	284	12	2,233	—	9,588
Inter-Group balances due from the Former VIE and its subsidiaries/non-VIE	5,322	855	—	475	(6,652)	—
Other current assets	3,052	—	86	20,118	—	23,256
Investment in subsidiaries	1,240	—	1,240	—	(2,480)	—
Investment equity in the Former VIE and its subsidiaries and non-VIE	68,427	—	—	—	(68,427)	—
Other non-current assets	221	—	9	100,862	—	101,092
Total Assets	85,321	1,139	1,347	123,688	(77,559)	133,936
Liabilities
Inter-Group balances due to the Former VIE and its subsidiaries/non-VIE	—	—	405	6,247	(6,652)	—
Other current liabilities	864	—	—	27,651	—	28,515
Non-current liabilities	—	—	—	15,964	—	15,964
Total liabilities	864	—	405	49,862	(6,652)	44,479
Mezzanine equity	113,463	—	—	—	—	113,463
Total (deficit) equity	(29,006)	1,139	942	73,826	(70,907)	(24,006)

The following tables set forth the summary consolidation schedule depicting the consolidated statements of operations and comprehensive loss for the year ended December 31, 2024.

	For the Year Ended December 31, 2024
	NIP Group Inc.	Subsidiaries	VIEs and their subsidiaries	Eliminations	Consolidated total
	(US$ in thousands)
Net Revenue	—	83,219	2,047	—	85,266
Cost of revenue	—	(81,100)	(1,156)	—	(82,256)
Net (loss) profit	(12,690)	(9,713)	(1,791)	11,509	(12,685)

The following tables set forth the summary consolidation schedule depicting the consolidated statements of operations and comprehensive loss for the years ended December 31, 2022 and 2023.

	For the Year Ended December 31, 2023
	Parent	WFOE	Hong Kong holding company	Ninjas in Pyjamas	Former VIE and its subsidiaries	Eliminations	Consolidated total
	(US$ in thousands)
Net Revenue	—	—	37	8,489	75,142	—	83,668
Cost of revenue	—	—	—	4,455	72,015	—	76,470
Net (loss) profit	(13,258)	(20)	(180)	153	(12,542)	12,589	(13,258)

	For the Year Ended December 31, 2022
	Parent	WFOE	Hong Kong holding company	Former VIE and its subsidiaries	Eliminations	Consolidated total
	(US$ in thousands)
Net Revenue	—	—	—	65,835	—	65,835
Cost of revenue	—	—	—	62,093	—	62,093
Net (loss) profit	(6,216)	(30)	(257)	(5,740)	5,937	(6,306)

The following tables set forth the summary consolidation schedule depicting the consolidated statements of cash flows for the year ended December 31, 2024.

	For the Year Ended December 31, 2024
	NIP Group Inc.	Subsidiaries	VIEs and their subsidiaries	Eliminations	Consolidated total
	(US$ in thousands)
Net cash used in operating activities	(5,058)	(10,527)	(958)	—	(16,543)
Net cash (used in)/provided by investing activities	(10,950)	5,991	—	—	(4,959)
Net cash provided by financing activities	16,746	6,712	—	—	23,458

The following tables set forth the summary consolidation schedule depicting the consolidated statements of cash flows for the years ended December 31, 2022 and 2023.

	For the Year Ended December 31, 2023
	Parent	WFOE	Hong Kong holding company	Ninjas in Pyjamas	Former VIE and its subsidiaries	Eliminations	Consolidated total
	(US$ in thousands)
Net cash (used in)/provided by operating activities	(7,166)	(58)	77	65	1,928	—	(5,154)
Net cash (used in)/provided by investing activities	(17,400)	17,400	17,400	206	(15,435)	—	2,171
Net cash provided by/(used in) financing activities	18,891	(17,560)	(17,400)	—	17,433	—	1,364

	For the Year Ended December 31, 2022
	Parent	WFOE	Hong Kong holding company	Former VIE and its subsidiaries	Eliminations	Consolidated total
	(US$ in thousands)
Net cash (used in)/provided by operating activities	(5,271)	(956)	1	(3,400)	—	(9,626)
Net cash used in investing activities	—	—	—	(1,719)	—	(1,719)
Net cash provided by/(used in) financing activities	12,008	—	—	(2,224)	—	9,784

3.A.	[Reserved]

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider all of the information contained in this annual report before you decide whether to purchase our securities. The legal and operational risks associated with having operations in mainland China also apply to our presence in Hong Kong. While Hong Kong currently operates under a different set of laws from mainland China, there can be no assurance as to whether the government of Hong Kong will enact laws and regulations similar to mainland China, or whether any laws or regulations of mainland China will become applicable to our operations in Hong Kong in the future, which could be at any time and with no advance notice

Risks Related to Our Business and Industry

●	The success of our business depends on the market perception and strength of our brand. If we are unable to maintain and enhance our brand, the fan base and sponsorship we attract as well as our prospective consumer engagement may decline.

●	As an esports brand spanning Asia, Europe and South America and continuing to expand our global footprint, we are subject to a number of risks regarding our international operations.

●	Our business in Asia is in the early stage of development with a relatively limited operating history. We are also subject to risks associated with operating in a rapidly developing industry and a relatively new market.

●	We have a relatively limited history of operating as an integrated business. We may face challenges integrating our operations, services and personnel and may be unable to achieve the anticipated synergies from the combination. Our historical operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

●	Past and future investments in and acquisitions of complementary assets and businesses may expose us to potential risks, and may result in earnings dilution and significant diversion of management attention.

●	The markets in which we operate are highly competitive. If we are unable to compete effectively, our business and operating results may be materially and adversely affected.

●	We have incurred losses in the past and we may continue to experience losses in the future.

●	Our business and financial results may be materially and adversely affected if we are unable to maintain our cooperative relationships with financing service providers.

●	We may not be able to successfully execute our strategies, sustain our growth, or deal with the increasing complexity of our business.

●	If we fail to anticipate the evolving game popularity or viewership preferences, we may not be able to remain competitive in the respective business segments, and our business and prospects may be materially and adversely affected.

●	Misalignment with public and consumer tastes and preferences for entertainment could negatively impact demand for our entertainment offerings, which could have an adverse effect on our business, financial condition, results of operations and prospects.

●	In the event that our existing and potential customers are attracted to other alternatives available within the broader esports and entertainment industry, we would be materially and adversely impacted.

●	The uncertainties brought about by the prolonged COVID-19 pandemic has impacted and could in the future have a material adverse impact on our business, financial condition, results of operations and cash flow positions.

Risks Related to Our Corporate Structure

●	If the PRC government finds that the contractual arrangements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

●	Our contractual arrangements may not be as effective in providing operational control as direct ownership, which could adversely affect our business, operating results and financial condition.

●	Any failure by the VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on part of our business.

●	The registered shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect part of our business.

●	Contractual arrangements we have entered into with the VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

●	We may lose the ability to use and benefit from assets held by the VIEs that are supplementary to the operation of our business if any of the VIEs goes bankrupt or becomes subject to dissolution or liquidation proceeding.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and the recently amended PRC Company Law and how they may impact the viability of our current corporate structure, corporate governance and operations.

Risks Related to Doing Business in China

●	The PRC government has significant oversight and discretion over the conduct of our business, and it may intervene or influence our operations at any time, which could result in a material adverse change in our operations and/or the value of our securities.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.

●	The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities offerings. Any failure of fully complying with the approval, filing or other requirements may completely hinder our ability to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations.

●	Any failure by us to meet with the continue developing PRC legal system could adversely affect us.

●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation governing esports related service businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have material adverse effect on our business and results of operations.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China

Risks Related to Our ADSs

●	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

●	Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

●	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote the underlying Class A ordinary shares.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	Our triple-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Related to Our Business and Industry

The success of our business depends on the market perception and strength of our brand. If we are unable to maintain and enhance our brand, the fan base and sponsorship we attract as well as our prospective consumer engagement may decline.

We believe that our brand, identity and reputation contribute significantly to our success. Maintaining and enhancing the NIP brand and reputation is critical to retaining and growing our consumer and sponsor bases. Maintaining and enhancing our brand and reputation hinges largely on our continued ability to provide high-quality and entertaining content, as well as competitive esports competition results, which may require substantial investment by us and may not be successful. Further, sponsorships and advertisements and actions of sponsors and brand owners may affect our brand and reputation if our consumers respond negatively to them. Additionally, our brand, identity and reputation may be adversely affected by perceptions of our industry in general, including perceptions resulting from factors unrelated to our actions or our content.

To be successful in the future, we believe we must preserve, grow and leverage the value of our brand across all of our revenue streams. We have in the past experienced, and expect that in the future we will continue to receive, a high degree of media coverage. Any unfavorable publicity regarding the actions or professional performance of any of our esports teams, athletes, content creators, online entertainers or brand partners, or regarding our ability to attract and retain qualified professional athletes and coaching staff, could negatively affect our brand and reputation. Failure to respond effectively to negative publicity could also further erode our brand and reputation.

In addition, events in our industry, even if unrelated to us, may negatively affect our brand and reputation. As a result, the size and engagement of our fan base may decline. Damage to our brand or reputation or loss of our fans’ commitment for any of these reasons could impair our ability to expand our fan base, sponsors and commercial affiliates, which could result in decreased revenue across our revenue streams and have a material adverse effect on our business, results of operations and financial condition, as well as require additional resources to rebuild our brand and reputation.

Moreover, maintaining and enhancing our brand and reputation may require us to make substantial investments, some or all of which may be unsuccessful. Failure to successfully maintain and enhance the NIP brand and reputation or excessive or unsuccessful expenses in connection with this effort could have a material adverse effect on our business, results of operations and financial condition.

As an esports brand spanning Asia, Europe and South America and continuing to expand our global footprint, we are subject to a number of risks regarding our international operations.

We currently operate esports teams in Asia and Europe with world-class rankings and performances. We also field teams in Brazil and are expanding teams to the MENA region. We plan to continue to expand our operations into different countries or regions to enhance our global presence. Our international operations and expansion efforts have resulted, and may continue to result, in increased costs, and are subject to a variety of risks, including but not limited to:

●	more restrictive or unfavorable governmental laws, regulations, policies toward esports gaming, live events and content streaming, or generally toward the entertainment industry;

●	political instability, economical uncertainties, unfavorable treatment within certain of the emerging markets, exchange risks and inflations;

●	violations of anti-bribery and anti-corruption laws, such as the United States Foreign Corrupt Practices Act and the United Kingdom Bribery Act of 2010;

●	limitation of our enforcement of intellectual property rights as well as limitations on our ability to enforce legal rights and remedies with third parties or partners;

●	adverse tax consequences due to the complexity of local tax laws or the interpretation of international tax treaties, or incremental tax liabilities that are difficult to predict as a result from our acquisition of businesses;

●	limitation on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings; and

●	expropriation of investment in foreign countries and unfair and unequitable treatment of the host countries, such as favoring domestic companies or arbitrary termination of cooperation contract with governmental authorities.

As we expand into new markets, it is difficult for us to manage and coordinate across the subsidiaries of our company, and certain business practices and customer may vary from markets to markets. We may have to adapt our business models to local markets due to various legal requirements and market conditions. Moreover, future growth and expansion to new markets, as well as growth and expansion within existing markets, may expose our group and executive management, administration, IT systems, internal control functions and operational and financial infrastructure to several challenges. Future growth and expansion will likely lead to an increased pressure on these functions within our group, which could adversely affect our ability to effectively operate and expand our business. Our failure to successfully maintain and grow our business on a global scale could be intensified with the speed of our expansion, and impose more strain on our business, results of operations, and financial conditions.

Our business in Asia is in the early stage of development with a relatively limited operating history. We are also subject to risks associated with operating in a rapidly developing industry and a relatively new market.

We have a relatively limited operating history with our business in Asia. While our western brand was established in 2000, we only started our business in Asia in 2016. Our limited history of operating in Asia may not serve as an adequate basis for evaluating our prospects and operating results, and our past revenues and historical growth may not be indicative of our future performance. In addition, we plan to continue to grow our Asia business through strategies rooted in both organic growth opportunities and acquisition of qualified targets. The expansion increases the complexity of our business and has placed, and will continue to place, strain on our management, personnel, operations, systems, financial resources and internal control and report functions.

Further, many elements of our business are unique, evolving and relatively unproven. Our business and prospects depend on the continuing development of competitive esports, gaming and lifestyle content. The market for competitive esports, gaming and lifestyle content is relatively new and rapidly developing and is subject to significant challenges. Our business relies upon our ability to cultivate and grow an active community, and our ability to successfully monetize such community through sponsorship, retail and advertising opportunities. In addition, our continued growth depends, in part, on our ability to respond to the constant changes in our industry, including rapid technological evolution, continued shifts in gamer trends and demands, the introduction of new competitors into the market, and the emergence of new industry standards and practices. Developing and integrating new content, services and products could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve at all. Further, if the esports sponsorship and advertising market does not continue to grow, or if we are unable to capture and retain a sufficient share of that market, our results may be materially and adversely affected. We cannot assure you that we will succeed in any of these aspects or that our industry will continue to grow as rapidly as it has in the past.

We have a relatively limited history of operating as an integrated business. We may face challenges integrating our operations, services and personnel and may be unable to achieve the anticipated synergies from the combination. Our historical operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

The combination of our eStar Gaming and Victory 5 operations was completed in early 2021. More recently, the combination with Ninjas in Pyjamas was completed in early 2023. As a result, we have a limited operating history and experience in our business operation as a combined company, which makes it difficult to evaluate our future prospects and ability to make profit. Our ability to realize the anticipated benefits of the combination depends, to a large extent, on our ability to integrate independent businesses, which can be a complex, costly and time-consuming process, and thus requires significant time and focus from our management team and may divert their attention from the day-to-day operations of our business. In addition, even if the operations of us and Ninjas in Pyjamas are integrated successfully, we may not realize the full benefits of the combination, including the synergies, operating efficiencies, or sales or growth opportunities as expected.

In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses and loss of customer relationships, among other potential adverse consequences. If we cannot integrate and operate acquired properties or businesses to meet our financial expectations, our financial condition, results of operations and cash flow could be materially adversely affected.

Past and future investments in and acquisitions of complementary assets and businesses may expose us to potential risks, and may result in earnings dilution and significant diversion of management attention.

We may invest in or acquire assets and businesses that are complementary to our existing business. This may include opportunities to acquire additional businesses, services, resources, or assets that are complementary to our core esports business. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be difficult or even disruptive to our existing business operations. In the event that our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.

To the extent we pursue further strategic acquisitions or other investment opportunities to extend or complement our operations, we may be exposed to additional risks, including:

●	an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;

●	an acquisition may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatments, may expose us to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

●	if we incur debt ahead of an acquisition, lenders may require that such loans are repaid either in full or in part or that financial covenants are complied with before any distributions of dividends to our shareholders may be made;

●	we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

●	an acquisition, whether or not consummated, may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

●	we may not be able to successfully integrate our business and we may not be able to fully realize the anticipated strategic benefits of the acquisition;

●	we may face challenges inherent to effectively managing an increased number of employees in diverse locations;

●	we may be affected by potential strains on our financial and managerial controls and reporting systems and procedures;

●	we may be subject to potential known and unknown liabilities associated with an acquired business;

●	use of cash to pay for acquisitions could limit other potential uses for our cash;

●	we may need to record impairment losses related to potential write-downs of acquired assets or goodwill in future acquisitions; and

●	to the extent that we issue a significant amount of equity or convertible debt securities relating to future acquisitions, existing stockholders may be diluted.

We may not succeed in addressing these or other risks or any other problems encountered relating to the integration of any acquired business. The inability to integrate successfully the business, technologies, products, personnel or operations of any acquired business, or any significant delay in achieving integration, could have a material adverse effect on our business, results of operations, financial condition or prospects.

The markets in which we operate are highly competitive. If we are unable to compete effectively, our business and operating results may be materially and adversely affected.

While there are a limited number of competitors that cover the entire value chain of the esports ecosystem as we currently do, including the operation of esports teams, talent management agency and event production, each component of the esports industry is highly competitive.

We naturally face competitions from other esports teams. If our teams fail to achieve satisfactory results and maintain their positions in the periods to come, we may lose fans, viewership, and our brand and sponsorship resources, as well as star athletes and staff to our competitors, and our business and results of operations may be materially and adversely affected.

For our talent management business, we face competition both in engaging popular online entertainers and collaborating with distribution channels to host our online entertainers. If we are unable to do so, our ability to grow our talent management business will be limited. In addition, magnifying our influence in the industry may require us to make substantial investments or acquisitions, some or all of which may not be successful. Moreover, the popularity of our online entertainers can change rapidly and for reasons beyond our direct control.

In the case of event production business, we face direct competition from other event producers and service providers. We are a relatively new enterer in the market as compared to our competitors who are more experienced in the organization of professional esports tournaments and events. Our competitors may leverage longer history with game developers, publishers and other event sponsors, and may have more established presences in regions and games titles beyond our reach. In the event that we are not able to effectively compete and overtake businesses from other competitors, we may not be able to establish a significant presence in the event production industry.

We also face potential competition from our business partners who may expand their internal capabilities or otherwise integrate themselves vertically to operate services that we currently offer, which could result in a reduction in opportunities available to us or otherwise lead to potential new competitors.

We focus our business on our Esports professionals, influencers and content creators and consumers, and acting in their interests in the long-term may conflict with the short-term expectations of investors.

We generate revenues from our talent management business from advertising fees, sponsorship fees and live streaming service fees. As such, our revenues depend significantly on our ability to make, attract and retain online entertainers with sufficient popularity to attract advertisers and sponsorships, and live streaming views. We focus on developing our roster of esports athletes to become successful online entertainers, as well as identifying and recruiting high-potential candidates from major entertainment platforms and competitive esports games. In addition, we do not rely on star individuals, but rather to aim offer comprehensive operation and marketing services to incubate our talent to become successful online entertainers, support their career development, and empower them to grow their own audience within our ecosystem. We expect to continue making significant investments to develop our ecosystem in support of our online entertainer. Such expenditures may not result in improved business results or profitability over the long-term. If we are ultimately unable to achieve or improve profitability at the level or during the time from anticipated by securities or industry analysts, investors and our stockholders, the trading price of our ADS may decline.

We have incurred losses in the past and we may continue to experience losses in the future.

We have incurred loss from operations of US$8.1 million, US$14.7 million and US$16.9 million, and net losses of US$6.3 million, US$13.3 million and US$12.7 million in 2022, 2023 and 2024, respectively. The historical losses reflect the substantial investments we made to grow our business. We cannot assure you that we will be able to generate net profits in the foreseeable future.

We expect to continue to invest in the development and expansion of our business in areas including sales and marketing, and incurring costs associated with general administration, including legal, accounting and other expenses. As a result of these increased expenses, we will have to generate and sustain increased revenue to be profitable in future periods. Further, in future periods, we may not be able to generate sufficient revenue growth to offset higher costs and sustain profitability. If we fail to sustain or increase profitability, our business and operating results could be adversely affected and we may be required to raise additional equity or debt to finance our operations, which may come with dilution effects for our shareholders.

Our business and financial results may be materially and adversely affected if we are unable to maintain our cooperative relationships with financing service providers.

We rely partially on loans provided by commercial banks including, among others, China Merchants Bank and Hua Xia Bank, to fund our general operations. We entered into credit facilities and loan agreement with these commercial banks, pursuant to which we are subject to a number of restrictive covenants. Failure to meet the payment and other obligations, including financial covenants, security coverage requirement and requirements on notifying to or getting approval from banks in case of certain matters, such as restructuring, share transfer or listing, etc., could lead to defaults under these loan agreements. If we default under the loan agreement, we may have to cash the deposit of our working capital, which could have material impact on business and results of operation.

These credit facilities and loan agreements normally become mature in one to three years, and we may not be able to renew the agreement on commercially reasonable terms or at all. These commercial banks have full discretion in deciding whether or not to extend the loans to us. Furthermore, these financing service providers may decrease or eliminate the amount of credit available for us due to various reasons. In addition, if the default rates on the loans provided or arranged by these financing service providers were to increase, they may raise the interest rates on the loans, making such financing options less attractive to us. If our cooperative relationships with the financing service providers are damaged or lost, or if the financing service providers significantly increase their interest rates, our business and financial results would be adversely affected.

We will need capital to, among other things, expand to other geographic regions and titles through acquiring league seats. As we expand to additional game titles, we may also require capital to train, attract and retain our athletes and online entertainers, and such costs may be greater than what we currently anticipate. The fact that we have a limited operating history means we have limited historical financial data. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from what we currently anticipate. We may seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable to us, or at all. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and prospects may be materially and adversely affected.

We may not be able to successfully execute our strategies, sustain our growth, or deal with the increasing complexity of our business.

Since our inception, we have experienced rapid growth internationally. This growth has included development in our fan base, esports performance, content pipeline, our talent, and our brand sponsorships, among other things. We have also been actively exploring new monetization opportunities. Even if our historical growth may not necessarily be indicative of future growth, we expect future growth in our international presence, mergers and acquisitions, and emerging monetization areas. This expansion increases the complexity of our business and has placed, and will continue to place, strain on our management, personnel, operations, systems, financial resources and internal financial control and reporting functions. The industries in which we operate are rapidly evolving and may not develop as we expect. Even if our revenue continues to increase, our net revenue growth rates may vary in the future as a result of macroeconomic factors, increased competition, the maturation of our business, and other factors.

In addition, as we expand our business segments and geographic coverage, we will need to work with a larger number of partners, brands and sponsors, as well as suppliers efficiently, and will need to maintain and expand mutually beneficial relationships with the existing ones. We also need to continuously enhance and upgrade our technology, improve control over our operational, financial and management aspects, refine our reporting systems and procedures, and cultivate, attract, retain and integrate qualified esports talents. All these efforts will require significant managerial and financial resources. We cannot assure you that we will be able to effectively manage our growth, that our current infrastructure, systems, procedures and controls or any new measures to enhance them will be adequate and successful to support our expanding operations or that our strategies and new business initiatives will be executed successfully. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful, and our business and prospects may be materially and adversely affected.

If we fail to anticipate the evolving game popularity or viewership preferences, we may not be able to remain competitive in the respective business segments, and our business and prospects may be materially and adversely affected.

The esports industry is characterized by its ever-changing and fast evolving nature, where every year different digital games are released by game developers, and various leagues and tournaments are assembled, creating vast opportunity for participants like us to extend our brand influence and generate popularity, and for brands and sponsors to invest in teams, athletes, and benefit from screen time and name placements. The continued popularity of the general esports industry affects the longevity and vibrance of our brand. We participate in popular esports titles including League of Legends, Counter-Strike: Global Offensive (CS:GO), Honor of Kings, FIFA, Rainbow Six, Crossfire and QQ Speed. If the large viewership and prospective fan base shifts focus to different esports categories or titles, we cannot assure you that our market perceptions can continue to be upheld. Our failure to effectively cater to the constantly changing and unpredictable needs of the players and viewers could results in a failure to obtain desirable league seats and to achieve satisfactory competition results, which could have a material and adverse effect on our business and prospects.

Misalignment with public and consumer tastes and preferences for entertainment could negatively impact demand for our entertainment offerings, which could have an adverse effect on our business, financial condition, results of operations and prospects.

We create entertainment content, the success of which depends substantially on consumer interests and preferences that frequently change in unpredictable ways. The success of our business depends on our ability to consistently create digital content, and to have popular talent, that meets the changing preferences of the broad consumer market and respond to competition from an expanding array of entertainment choices facilitated by technological developments in the availability and delivery of digital content. When anticipating public and consumer tastes and preferences and other developments in our industry, and how to develop our businesses in relation thereto, our executive management teams have to make several assessments based on various facts and assumptions prevailing at the time such assessments are made, which could prove to be incorrect or incomplete. Misalignment of our content, talent and products and our failure in responding to rapidly changing public and consumer tastes and preferences could impact the demand for our offerings, and our business, financial condition, results of operations and prospects could be materially affected.

In the event that our existing and potential customers are attracted to other alternatives available within the broader esports and entertainment industry, we would be materially and adversely impacted.

The specific industries in which we operate, including esports team, content creation, as well as esports-related event production, all fall within the broader entertainment industry. Other forms of entertainment, such as television, movies and sport events, as well as other forms of digital entertainment, are more well established and may be perceived by the users to offer greater variety, affordability, interactivity, and enjoyment. We compete with these other forms of entertainment for the discretionary time and income of consumers, and competition within the industries we operate and the broader entertainment industry is intense. If we are unable to sustain sufficient interest in our platform in comparison to other forms of entertainment, including new forms of entertainment, we could experience reduced demand for our content, live events and overall popularity, which could have an adverse effect on our business, financial condition and results of operations. While esports remains unique and possesses its distinctiveness apart from the aforementioned alternatives, we cannot assure you that the esports consumers are as engaged in other entertainment categories, or would not alter their preferences to other entertainment categories that may be perceived to offer consumers with more interactivity, affordability, and variety. If the consumers in fact choose to spend their discretionary time and money into other platforms and means of entertainment, we would lose fan base that is the source of our monetization powers, and our business, financial conditions and results of operations would be negatively affected.

If we fail to obtain and maintain the requisite licenses, permits and approvals applicable to our business, or fail to obtain additional licenses that become necessary due to new enactment or promulgation of laws and regulations or our expansion, our business, results of operations and growth prospects may be materially and adversely affected.

We are required to maintain various approvals, licenses, permits and filings to operate our business. Whether such approvals, licenses, permits and filings are obtained is subject to satisfactory compliance with, among other things, the applicable laws and regulations. If we are unable to obtain any of such licenses and permits or extend, alter or renew any of its current licenses or permits upon their expirations, or if it is required to incur significant additional costs to obtain, extend, alter or renew these licenses, permits and approvals, our daily operations could be materially and adversely affected.

For instance, in China, in accordance with the Administrative Regulations on the Commercial Performance issued by the State Council of China and last amended on November 29, 2020, a company engages in the business of organizing, producing and/or promoting on-site commercial performance, including commercial performance activities held by us under our esports team operations business, is required to obtain the Commercial Performance License. In addition, the Measures for the Administration of the Internet Performance Brokerage Entities issued by Ministry of Culture and Tourisms further provides that Internet performance brokerage entities, which refers to entities that engage in the operation business of organizing, producing and marketing the internet performances and/or the brokerage business of the agency, like the talent management agencies operated by us, shall, before expiration of the rectification period by February 29, 2024 (“Rectification Period”), (i) obtain the Commercial Performance License before conducting the Internet performance brokerage business, and (ii) be staffed with sufficient qualified online performance brokers that meet its business needs. Moreover, any online performance broker who engages in performance brokerage activities shall obtain the performance brokerage qualification in accordance with the law. For details, see “Item 4. Information on the Company—4.B. Business Overview—Regulation — Regulations on Commercial Performance.”

Our talent management agency has obtained the Commercial Performance License for conducting our business according to the applicable laws and regulations. Certain of our subsidiaries have historically engaged in commercial performance activities operation before obtaining the Commercial Performance License and all such entities have obtained such required license as of the date of this annual report. As of the date of this annual report, we have not been the subject of any review, enquiry, punishment or investigation by any PRC regulatory authorities in relation to such action. However, we cannot assure you that relevant government agencies will not impose requirements in the future. Further, we have developed and may in the future initiate new businesses, for which we may be required to obtain new licenses and permits, which could be time consuming and complex. Any failure in obtaining any requisite license, permit or approval, or otherwise to comply with applicable regulatory requirements may subject us to administrative actions and penalties, including fines, confiscation of our incomes, revocation of our licenses or permits, or, in severe cases, cessation of certain business. Any of these actions may have a material and adverse effect on our business, financial condition and results of operations.

Our business is subject to a variety of laws and regulations of the PRC, the European Union member states, the Cayman Islands and other international jurisdictions, including those regarding cybersecurity, economic substance, data protection and data privacy. Any failure to comply with such current or future laws and regulations, could adversely affect our business and reputation.

We have access to and store certain data of our esports professionals, brands and sponsors, business and employees in the ordinary course of business operations. We also occasionally have limited access to data concerning viewers of our content streaming and creation, whose data is collected, compiled and shared by streaming and other social media platforms. We cannot verify or assure you that such third parties have obtained sufficient authorization from viewers to share the data with us. Although we have in place systems and processes that are designed to protect the data we have access to, prevent data loss or detect security breaches, such measures may not be sufficient, particularly as techniques to gain unauthorized access to data and system, disable or degrade services, or sabotage systems are constantly evolving. In addition, we may be subject to PRC laws and laws of the EU or other jurisdictions relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. Legal requirements relating to data processing continue to evolve and may result in ever - increasing public scrutiny and escalating levels of enforcement, sanctions and increased costs of compliance. An actual or perceived failure to comply with laws and regulations governing personal information could result in government investigations and enforcement actions against us, fines, claims for damages by affected third parties, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

The Cybersecurity Law of China, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures (2020 Version), which were promulgated on April 13, 2020, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator, or the CIIO, purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administrative of China (“CAC”). On December 28, 2021, the Cybersecurity Review Measures (2021 Version) was promulgated and became effective on February 15, 2022 and the Cybersecurity Review Measures (2020 Version) was repealed at the same time. The Cybersecurity Review Measures (2021 Version) iterates that the procurement of any network product or service by CIIOs or the conducting of data processing activities by online platform operators, that affects or may affect national security, shall be subject to a cybersecurity review and any online platform operators handling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review.

On June 10, 2021, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC Data Security Law which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also presents that a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. On September 24, 2024, the CAC published the Administrative Regulations on the Administration of Network Data Security (“Administrative Regulations of Network Data Security”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. According to the Cybersecurity Review Measures (2021 Version) and the Administrative Regulations of Network Data Security, a cybersecurity review should be conducted by the CAC to assess potential national security risks that may be brought about certain any procurement, data processing, or overseas listing. According to the impact and importance of data on national security, public interests or the legitimate rights and interests of individuals and organizations, data are divided into general data, important data and core data, and different protection measures are taken for different levels of data. The state focuses on the protection of personal information and important data, and strictly protects core data. The Cybersecurity Review Measures (2021 Version) and the Administrative Regulations of Network Data Security further require that online platform operators and data processing operators that process personal data of at least one million individual users must apply for a cybersecurity review, if they plan to conduct listings in foreign countries.

While the Cybersecurity Review Measures (2021 Version) and Administrative Regulations of Network Data Security were recently adopted, their implementation provisions remain substantially uncertain and may be subject to change. Due to the lack of further interpretations, the exact scope of what constitute a “CIIO,” “online platform operators,” “data processors,” or “data handlers” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us.

We believe that neither we nor any of our PRC subsidiaries is subject to the cybersecurity review, reporting or other permission requirements by the CAC under the applicable PRC cybersecurity laws and regulations with respect to the business operations of our PRC subsidiaries, because as of the date of this annual report, neither we nor our PRC subsidiaries has received any notice from any authorities identifying us as a CIIO or has conducted any data processing activities that affect or may affect national security or handles personal information of more than one million users; further, as of the date of this annual report, neither we or our PRC subsidiaries has conducted business as an online platform operator or requiring us to undertake a cybersecurity review by the CAC.

On March 6, 2023, we received a confirmation from the China Cybersecurity Review Technology and Certification Center, or the CCRC, the institution designated by the CAC to receive application materials for cybersecurity review and conduct examinations of such applications, which confirmed to us that we would not be required to apply for a cybersecurity review in connection with our initial public offering and the listing of the ADSs on the Nasdaq because we do not possess over one million users’ personal information. Further, we have not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC to date.

However, as the interpretation or implementation of those rules and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures (2021 Version) and the Administrative Regulations of Network Data Security, there is no assurance that we would not be subject to the cybersecurity review or other governmental procedures under those rules. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply. We cannot assure you that we can fully or timely comply with such laws should they be deemed applicable to its operations. There is no certainty as to how such review or prescribed actions would impact our operations and we cannot assure you that any clearance can be obtained or any actions that may be required for the offering can be taken in a timely manner, or at all.

EU data protection laws including the General Data Protection Regulation 2016/679 (“GDPR”) which became effective in May 2018, greatly increases the European Union’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data (including online identifiers and location data). EU member states are tasked under the GDPR to regulate and enforce the strict and all-encompassing data privacy rules that emanate from the GDPR, which also include additional national legislation that adds to and/or further interpret GDPR requirements and potentially extend our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states and the United Kingdom (under the UK GDPR) governing the processing of personal data, imposes strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data, as well as provides information to the individuals whose personal data the processing concerns, and facilitates the exercise of these individuals’ rights under, e.g., the GDPR. In particular, the GDPR generally prohibits any transfers of personal data to locations outside the EU/EEA, for instance, from the EU to China, the United States and most other foreign jurisdictions unless the parties to the transfer have implemented specific safeguards to protect the transferred personal information, or if the jurisdiction in question has been granted an adequacy decision by the European Commission. There is uncertainty regarding how to ensure that transfers of personal information from the EU comply with the GDPR. As such, any transfers of personal information by us or our business partners from the EU may not comply with EU data protection laws. In addition, this may increase our exposure to the GDPR’s heightened sanctions for violations of its cross-border data transfer restrictions and may reduce demand for our services from companies subject to EU data protection laws. In our endeavor to comply with the cross-border data transfer restrictions under the GDPR and any other applicable data privacy laws, we may experience restrictions in our ability to transfer personal information from the EU and this may also require us to increase our data processing capabilities in those relevant jurisdictions at significant expense. While we strive to publish and prominently display privacy policies that are accurate, comprehensive, and compliant with applicable laws, regulations, rules and industry standards, we cannot ensure that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to data privacy or cybersecurity. Although we endeavor to comply with our privacy policies, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other documentation that provide promises and assurances about privacy and cybersecurity can subject us to potential actions if they are found to be deceptive, unfair, or misrepresentative of our actual practices.

The Cayman Islands has enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the “Cayman Economic Substance Act,” which we are required to comply with as a Cayman Islands exempted company. The Cayman Economic Substance Act was introduced by the Cayman Islands to ensure that it meets its commitments to the European Union, as well as its obligations under the OECD’s global Base Erosion and Profit Shifting initiatives. Our obligations under the Cayman Economic Substance Act include filing annual notifications, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. A company that carries on “holding company business” (which means it only holds equity participations in other entities and only earns dividends and capital gains) are subject to reduced substance requirements. As we are a holding company, it is presently anticipated that the Cayman Economic Substance Act will have minimal material impact on us or our operations. However, if we conduct any other activities that are deemed to be relevant activities within the scope of the Cayman Economic Substance Act, we may be subject to additional or enhanced requirements in the future. Moreover, as it is still a relatively new regime, the Cayman Economic Substance Act could further evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.

The regulatory requirements with respect to economic substance, cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, and significant changes, resulting in uncertainties. Failure to comply with the economic substance, cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension or disruption of our operations, among other things.

If we fail to retain existing brands and sponsors or attract new ones, or if we are unable to collect accounts receivable from the brands and sponsors in a timely manner, our financial condition, results of operations and prospects may be materially and adversely affected.

We derive a considerable amount of revenue from sponsorship and advertising under our businesses leveraging the extensive global fan base of our esports teams, online entertainers, as well as our event production capabilities with proprietary intellectual properties. We enter into contracts with both brands and sponsors, and the financial soundness of these customers may affect our collection of accounts receivable. We cannot assure you that we are or will be able to accurately assess the creditworthiness of each brand and sponsor, and any inability of brands and sponsors to pay us in a timely manner may adversely affect our liquidity and cash flows.

In addition, for the years ended December 31, 2022, 2023 and 2024, the top five customers in terms of overall income contribution aggregately accounted for 75.5%, 71.1% and 64.8% of our total revenues, respectively. Specifically, income generated from Douyu accounted for 51.1% and 12.8% of our net revenues in 2022 and 2023, respectively. Douyu ceased to be our top customer in 2023, as we began to reallocating resources from Douyu to Huya in response to Douyu’s on-going operational adjustment in 2023. For the year ended December 31, 2024, income generated from Huya accounted for 45.2% of our net revenues in 2024. Although we plan to continue to expand our customer base to generate income from a wider range of customers, we cannot assure you that we will be able to succeed, and that such customer concentration will decrease. If we fail to retain our top customers, our overall income may decrease and our financial condition and results of operations may be materially and adversely affected.

Our ability to generate and maintain our sponsorship revenue depends on a number of factors including the maintenance and enhancement of our brand as well as the scale, engagement and loyalty of our fan base. We cannot assure you that we will be able to retain existing brands and sponsors or attract new ones. If we fail to retain and enhance our relationships with brands and sponsors, our business, results of operations and prospects may be adversely affected.

Our business could be harmed if our business relationships and arrangements with third parties were to change adversely or terminate. If our suppliers, shareholders, employees, customers or any business partner engage in, or are subject to, criminal, fraudulent, inappropriate or dangerous activities, our reputation, business, financial condition, and operating results may be adversely impacted.

We rely on relationships with a variety of parties in the esports ecosystem to conduct our businesses, such as game developers and publishers, league owners, athletes, online entertainers, distribution platforms, as well as brands and sponsors. If we fail to retain and enhance our business relationships, including any failure to sign or renew or maintain any material cooperation agreements with these parties, or if these parties choose to terminate or change the terms of our cooperation arrangements for strategic, financial or other reasons, we may suffer content loss, service interruptions, reduced revenues, which could have a material adverse effect on our business, results of operations, financial condition or prospects. For example, we are currently negotiating on the renewal of the cooperation agreement with a governmental entity.

Further, we also cannot assure you that we will not be found to be in breach of any provisions with our existing or future business partners if any of our business partners brings claims against us for breach of such provisions. For example, as we have not settled certain payments for tournament rights to a third -party pursuant to the payment provision in the relevant contract, if a claim is brought against us and we are found to be in breach of any provision, we may be subject to potential liabilities and penalties for breach of contracts, such as termination of agreements, liquidated damages etc., which may cause us to lose revenue. As a result of such potential breach, our reputation, financial condition and results of operations may be materially and adversely affected.

The success of our business is also driven in part by the commercial success and adequate supply of our suppliers, shareholders, employees, and customers. We also have a close relationship with local authorities and government-backed business partners, who have historically provided us with funding and supports that are integral to the success of our event production. If we are unable to maintain our business relationships and arrangements with these parties, it could cause disruptions to our operations or otherwise adversely impact our relationships with the esports community. In addition, we are not able to control or predict the actions of our suppliers, shareholders, employees, customers or any business partners. If these parties engage in criminal activities, fraud or misconduct, we may receive negative press coverage or regulatory inquiries as a result of the our business relationships with such parties, which would adversely impact the our brands, reputation, and business. In addition, we may have to suspend or terminate our collaborations with these parties, and we may not be able to find alternative parties to collaborate with in a timely and cost efficient manner, or at all. Any adverse changes in or termination of any of these relationships could have a material adverse effect on our business, results of operations, financial condition or prospects.

The actions of the various esports leagues and tournaments we participated in may have a material negative effect on our business and results of operations.

The operational bodies of various esports leagues and tournaments, under certain circumstances, can take actions that they deem to be in the best interests of their respective leagues or tournaments, which may not necessarily be consistent with maximizing our results of operations and which could affect our esports teams in ways that are different than the impact on other esports teams. For example, esports leagues may rate each participating esports team using discretionary metrics that are irrelevant to our performance. If we fail to meet their standards, we might be disqualified from the leagues, which may result in significantly reduced exposures and loss of fans and sponsors, which could have a material negative effect on our results of operations. From time to time, we may disagree with or challenge actions that the leagues or tournaments take or the power and authority they assert. However, we cannot assure you that our challenge will be accepted, and they will change their final decisions they have made on us.

If we fail to keep up with industry and technology developments or implement new technologies into our offerings in a timely and cost-effective manner, we may be unable to compete effectively, and our business and prospects could suffer.

The esports industry is subject to rapid technological changes and also evolving quickly in terms of technology innovation. We need to anticipate the emergence of new technologies and assess their market acceptance. Our ability to correctly anticipate the emergence and development of new technologies, including decisions regarding which any such new technologies that should be implemented into our offerings, will be subject to our management teams’ assessments and discretion. Our anticipations and decisions relating thereto will be based on the prevailing facts and circumstances at that time, and we cannot assure you that these will be correct or that we have taken every relevant aspect into consideration in making such decisions. We also need to invest significant resources, including financial resources in research and development, to keep pace with technological advances in order to make our development capabilities and our services competitive in the market. Moreover, we are required to upgrade from time to time our internal IT systems to provide support smooth integration of these future advanced functions. However, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our development results. Our expenditures on research and development may not generate corresponding benefits. If we are unable to develop, adapt, and support the emerging and popular technologies, our revenues and market share will decline.

Our business operations could suffer if we fail to protect adequately our intellectual property rights, and unauthorized parties may infringe upon or misappropriate our intellectual property.

We regard our intellectual property, including trademarks, service marks, patents, domain names, trade secrets, proprietary technologies and similar intellectual property, as critical to our success. We rely on trademark and patent law, trade secret protection and confidentiality and license agreements with our employees and others to protect our proprietary rights.

We have invested significant resources to develop our own intellectual property and acquire licenses to use and distribute the intellectual property of others. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

If we are unable to protect our intellectual property, our competitors could use our intellectual property to market offerings similar to ours and our ability to compete effectively would be impaired. Moreover, others may independently develop technologies that are competitive to ours or infringe on our intellectual property. The enforcement of our intellectual property rights depends on our legal actions against these infringers being successful, but we cannot be sure these actions will be successful, even when our rights have been infringed. In addition, defending our intellectual property rights might entail significant expense and diversion of management resources. Any of our intellectual property rights may be challenged by others or invalidated through administrative processes or litigations. We cannot provide assurance that we will prevail in such litigations, and, even if we do prevail, we may not obtain a meaningful relief. Accordingly, despite our efforts, we may be unable to prevent external parties from infringing or misappropriating our intellectual property. Any intellectual property that we own may not provide us with competitive advantages or may be successfully challenged by external parties.

Assertions by third parties of infringement or other violations by us of their intellectual property rights could result in significant costs and harm our business and results of operations.

The validity, enforceability and scope of protection of intellectual property rights in esports industry is uncertain and still evolving. We may in the future be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to, recorded, stored or make accessible through our content, or otherwise distributed to viewers, including in connection with the music, movies, video and games played, recorded, stored or make accessible though our content offerings, which may materially and adversely affect our business, financial condition and prospects. Defending these claims is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. If we fail to defend these claims, we may be subject to payment of substantial damage penalties and fines, or removal of relevant content from our distribution channels. We cannot assure you that any insurance policies of ours will, wholly or partly, cover any such damage penalties or fines. Such claims, even if they do not result in liability, may harm our reputation and brand image. Any resulting liability or expenses, or changes required to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

We are subject to laws and regulations worldwide, many of which are still developing which could increase our costs or adversely affect our business.

The global nature of our business requires us to comply with a wide variety of laws and regulations in each of the jurisdictions in which we operate. Such laws and regulations vary significantly from jurisdiction to jurisdiction and accordingly, it is difficult to produce and implement cost-efficient and group uniform systems, policies and practices for our compliance with the various law and regulations that apply to our businesses across the jurisdictions in which we operate or may come to operate. Moreover, the emerging nature of our industry may lead to that laws and regulations to which we must adhere change with short notice, and accordingly, activities historically undertaken by us may become restricted or banned. Our efforts to comply with a wide array of laws and regulations across several jurisdictions may come with significant costs for e.g., seeking appropriate professional advice in relation to the activities we wish to undertake. If we fail to comply with the laws and regulations of a particular jurisdiction, we may be prohibited from or restricted in conducting our business in that jurisdiction or suffer other adverse consequences which, over an extended period of time or in a number of jurisdictions, could lead to a decline in the revenue streams. In particular, our talent management business can be adversely affected by laws and regulations in certain jurisdictions that restrict the advertising of specified products and services. In China, in particular, governmental authorities promulgate and enforce laws and regulations that cover many aspects of our operations, including the organization of events, the scope of permitted business activities, licenses and permits for various activities, and foreign investments. Operators in China are required to obtain various government approvals, licenses and permits to operate. If we fail to obtain and maintain approvals, licenses or permits required for our business, we could be subject to liabilities, penalties and operational disruption and our business could be materially adversely affected. Such failures in China or elsewhere could adversely affect our ability to grow our business in China and other jurisdictions in which we operate. For details, see “— If we fail to obtain and maintain the requisite licenses, permits and approvals applicable to our business, or fail to obtain additional licenses that become necessary due to new enactment or promulgation of laws and regulations or our expansion, our business, results of operations and growth prospects may be materially and adversely affected.”

Local government has substantial influence on our business operation. It may influence or intervene in our operations at any time as part of its efforts to enforce applicable laws, which could result in a material adverse change in our operations and the value of our securities.

Governments in the regions where we operate may, from time to time, publish new policies that substantially affect certain industries. We cannot rule out the possibility that future regulations or policies could directly or indirectly affect our industry or require us to obtain additional permissions to continue our operations. Such changes could materially and adversely affect our operation and/or the value of our securities. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

Our content monitoring system may not be effective in preventing misconduct by athletes and online entertainers, and such misconduct may materially and adversely impact our brand image, business and operating results.

We produce livestreaming and other esports-centric content, however as it is difficult to control all content in real time, our content monitor measures may not be adequate and our content may involve individuals or groups of individuals to engage in, among other things, immoral, inappropriate, disrespectful, fraudulent or illegal activities. We have implemented control procedures to detect and block illegal or inappropriate content and illegal or fraudulent activities that may appear in our livestream content, but such procedures may not prevent all such content from being streamed or posted or activities from being carried out. Moreover, as we have limited control over real-time and offline behavior of athletes, online entertainers, to the extent such behavior is associated with us, although we have indemnity clauses in most of our contracts with our athletes and online entertainers, our ability to protect our brand image and reputation may be limited and our reputation may be adversely affected. Our business and the public perception of our brand may therefore be materially and adversely affected.

In addition, if any of our viewers suffers or alleges to have suffered physical, financial or emotional harm following contact initiated through our content or after watching unsettling or inappropriate content that our content monitoring system failed to filter out, we may face civil lawsuits or other liabilities initiated by the affected viewer, live streaming platforms or governmental or regulatory actions against us. We endeavor to ensure that all livestream content displayed by athletes and online entertainers is in compliance with relevant regulations, but we cannot assure you that individuals involved in such livestream content will comply with all the laws and regulations. Therefore, our talent management, event production and other business may be subject to investigations or subsequent penalties if content live broadcasted through our services is deemed to be illegal or inappropriate under applicable laws and regulations. As a result, our business may suffer, and our revenues and profitability may be materially and adversely affected.

The PRC government has taken steps to limit online game playing time for all minors and to otherwise restrict and control the content and operation of online games. Such restrictions on online games may materially and adversely impact our business and results of operations.

As part of its anti-addiction online game policy, the PRC regulators have been implementing regulations designed to reduce the amount of time that youth under the age of 18 spend playing online games.

On October 25, 2019, the National Administration of Press and Publication, or the NAPP, issued the Notice on Preventing Minor’s Addiction to Online Games, or the Anti-Addiction Notice, which requires all online gamers to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. Furthermore, minors are prohibited from playing games exceeding a certain period of time per day or putting money into their accounts exceeding a certain amount. Online game operators are required to explore the manner to notify users of different ages about the online games based on various criteria, such as the games’ content and the amount of money anticipated to be used in the games, on download, registration and log-in pages in a prominent way.

On August 30, 2021, the NAPP issued Notice on Furthering Tightening Management on Preventing Minor’s Addiction to Online Games, or the Anti-Addiction Further Notice, which further provides that online game operators are only allowed to offer online game services to minors under the age of 18 from 8 pm to 9 pm on Fridays, Saturdays, Sundays and holidays and stresses that all online game users shall register accounts with their valid identity information and online game operators are prohibited from providing online game services to users who have not done so.

The implementation of the Anti-Addiction Notice and the Anti-Addiction Further Notice may lead to a decrease in the number of minors in our viewer base and in general the popularity of the game industry and esports industry among minors, which may materially and adversely affect our results of operations and prospects.

Regulatory developments on virtual gifting in the live streaming industry may adversely impact our talent incubation and management business.

The regulatory environment of virtual gifting in live streaming service is tightening. The Online Performance Brokerage Agencies Measures set forth restrictions on conducts of inducing users to consume by means of such as false consumption, taking the lead in virtual gifting, or promoting their online performers by encouraging virtual gifting with rankings and fake advertising, or inducing minor’s tipping with fake identity information. In the past, certain of our subsidiaries engaged in marketing activities to enhance the exposure of our online entertainers on live streaming platforms and to encourage users to spend on virtual gifting during live streaming sessions. We required all our subsidiaries to scrutinize their related business and enhance their internal control procedures to comply with the above regulation requirement. Since the promulgation of the Online Performance Brokerage Agencies Measures, we have taken steps to monitor and refrain from any business practices that may be subject to it. The Online Performance Brokerage Agencies Measures are relatively new, and the interpretation and enforcement of these regulations involve uncertainties. As a result, we cannot assure you that we will not be penalized because of our future business practices in this regard. In addition, on March 25, 2022, the CAC and other PRC regulatory agencies issued Opinions on Further Standardizing the Profit Behavior of Online Live Streaming to Promote the Healthy Development of the Industry, which regulates that the online live streaming publishers and online live streaming service institutions shall not attract traffic and hype through rumors, false marketing propaganda, self-reward and other means to induce consumers to reward and buy goods. We cannot assure you that new rules or regulations promulgated in the future will not impose any additional restrictions on virtual gifting. Any limits or restrictions on the spending on virtual gifting ultimately imposed may negatively impact activities of virtual gifting conducted by viewers of our online entertainers as well as certain of our marketing activities, which may in turn negatively impact our revenues from community engagement. Our business, financial conditions and results of operations may be adversely affected.

We could be adversely affected by negative publicity of misconduct of participants in the esports ecosystem or other negative developments affecting individual esports or individual events.

We could be subject to, or otherwise affected by, negative publicity about us or our business, shareholders, affiliates, managements, athletes, online entertainers, or other employees, as well as our partners, including governing bodies that oversee esports or athletes in esports with which we are involved or, more broadly, home cities, our competitors or other participants in the esports ecosystem. For example, negative publicity regarding the celebrities we are associated with, such as our co-founder Mario Yau Kwan Ho and his family, or our partner Jackson Wang, regardless of merits, could create corresponding negative publicity for us, harm our brand image and, as a result, adversely impact our results of operations.

In addition, Douyu, a live streaming platform which is one of our shareholders and customers, has recently announced that its chief executive officer and the chairman of the board was arrested. Despite that Douyu confirmed it will continue to maintain its normal operations, this could still have negative impacts on the general perception of the live streaming and talent management industry.

The impact of negative publicity can be exacerbated by the increasing popularity of instant messaging applications and social media platforms, which provide individuals with access to a broad audience. The availability of information through these applications and platforms is virtually immediate as is its impact, without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. The effect of instant communications on social media can be exacerbated by the increasing prevalence on social media. Such publicity, even if unfounded, expose us to reputational risk not only in relation to our brand, shareholders, affiliates, managements or other employees, but also in relation to our partners and the governmental bodies with whom we interact, and we may be required to spend significant time and money to address such allegations. Negative publicity of the types described above, even in circumstances where the connection with us is remote, could have a material adverse effect on our reputation, business, results of operations, financial condition or prospects.

We rely on certain key operating metrics to estimate and assess our performance, and the inaccuracies of which may cause deviations in our business focuses and in turn negatively affect our business, results of operations, and financial conditions.

As a newly developed industry, the esports industry lacks unified metrics to accurately measures its popularity, engagement, and potential investment opportunities. For instance, while certain of the distribution platforms employ viewership count to calculate the number of people watching such livestream, it cannot be used to compare livestreams on different platforms, as the metrics and measurement are completely different. The discrepancies in the metrics used by esports participants make it difficult to compare events and estimate the value of broadcast in terms of interest returns or investment.

We keep track on certain key operating metrics, such as views and subscriptions using our internal data, based on certain assumptions and methodologies that might differ from those deployed by other esports companies. In addition, we also receive data from our partners, including streaming and other social media platforms on which our online entertainers have an active presence. However, our ability to verify the authenticity and accuracy of such data is limited. Fraudulent activities on the streaming platforms including automated streaming and robots might cause the underlying data to deviate from what is presented to us. If we underestimate or overestimate performance due to the data we collected or presented, or we miscomprehend the industry trend reflected in those data, our business strategies might differ from the normal course of conducts. If brands or sponsors make decisions based on the data we presented to them and incur losses, we might be considered of less value to them and result in unexpected impacts in our financial conditions and results of operations.

Our failure to successfully cultivate, attract, manage or retain qualified esports talents would cause our business and growth prospect to suffer.

Our ability to attract, retain and motivate esports talents, particularly professional athletes, online entertainers, are critical to the success of our business. We face significant competition for both fans, athletes and online entertainers. Our competitors may offer equally or more lucrative compensation programs, greater exposures in the media sphere, and more diverse promotional channels. If any of our key professional athletes, or any of our star online entertainers becomes unable or unwilling to contribute their services to us, we may not be able to replace them easily or at all, and their departure may impact our existing corporate culture. Furthermore, we cannot assure you that our athletes or online entertainers will not breach the contracts with us or other live streaming or social media platforms we partner with or will continue to cooperate with us once the term of their respective contracts expires. If we, our professional athletes, or any of our online entertainers is found to be in breach of any contract with the platforms, we may be subject to claims and liabilities arising out of such breaches, including material damages and termination of our existing contracts.

Our professional athletes and online entertainers are considered valuable assets and are critical to the success of our business. In the event that our top performing professional athletes and online entertainers select to cooperate with our competitors, we may experience a significant decline in viewer traffic and viewer engagement, which may jeopardize our perceived commercial value toward brand owners, sponsors and end consumers, and may also deter our platform partners from collaborating with us, any of which may have material and adverse impact on our results of operations and financial conditions. In addition, injuries to, and illness of our athletes and online entertainers may limit or undermine their performance in competition or live performances, which may also lead to dissatisfactions from leagues, fans and sponsors. Chronical diseases may shorten the career span of our professional athletes and online entertainers, which may impede our investment returns in attracting, cultivating and retaining these talents.

In order to attract and retain professional athletes and online entertainers, we may need to offer higher compensation, better trainings, more attractive career trajectory and other benefits to our employees, which may be costly and burdensome. If we are unable to generate sufficient revenues to outpace the increase in such compensation, we may lose opportunities to retain these professional esports athletes, online entertainers and thus incur more losses. In addition, the compensation we pay to these talents could significantly increase our cost of revenues and materially and adversely affect our margins, financial condition and results of operations. We cannot assure you that we will be able to attract or retain qualified professional athletes, influencers or personnel necessary to support our future growth. We may fail to manage our relationship with our professional athletes, online entertainers or employees, and any disputes between us and our professional athletes, influencers or employees, or any labor-related regulatory or legal proceedings may divert managerial and financial resources, negatively impact staff morale, harm our reputation and future recruiting efforts. Furthermore, as our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the increasing demands of our business. Any of the above issues related to our personnel may materially and adversely affect our results of operations and future growth.

The success of our business depends partially on the insights, skills and experience of our senior management team and key personnel, the loss of which could have a material adverse impact on our business, financial conditions, and results of operations.

We believe that our future success depends significantly on our continuing ability to attract, develop, motivate and retain our senior management and a sufficient number of esports specialists and other experienced and skilled employees. We benefit from the track record of our senior management team in successfully growing our operations. Our combined team offers deep industry experience throughout the esports ecosystem, as well as in-depth knowledge of the global esports market.

Qualified individuals are in high demand, particularly in the esports ecosystem, and we may have to incur significant costs to attract and retain them. The loss of any member of the senior management team or such specialists could be highly disruptive and adversely affect our business or more broadly impact our future growth. Moreover, if any of these individuals joins a competitor or undertakes a competing business, we may lose crucial business secrets, technological know-how and other valuable resources, notwithstanding our contractual arrangements designed to mitigate this loss.

Our insurance may not sufficiently cover, or may not cover at all, losses and liabilities we may encounter during the ordinary course of operation.

We do not maintain business liability or disruption insurance coverage for our operations, except for certain tournaments in which we purchase insurance for our esports professional athletes, or where the game developer or publisher or event sponsor so requires. Any material or extended business disruption may result in substantial costs and expenses and the diversion of our resources, financial, managerial, or otherwise, which could have an adverse effect on our business, results of operations, financial condition, and prospects.

We have granted, and expect to continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We have adopted a share option plan in July 2021, or the 2021 Plan, to provide additional incentives to employees. As of the date of this annual report, the maximum aggregate number of shares which may be issued under the 2021 Plan is 4,360,799. As of March 31, 2025, all share awards for an aggregate of 4,360,799 ordinary shares have been granted and have vested pursuant to the 2021 Plan. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plans—2021 Share Incentive Plan.” We recognized substantial share-based compensation expenses in our consolidated financial statements in connection with these grants, and may continue to incur such expenses in the future.

In June 2024, we adopted the 2024 Share Incentive Plan, or the 2024 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2024 Plan is 11,956,812. As of March 31, 2025, the number of underlying shares pursuant to the outstanding share awards granted under the 2024 Plan amounted to 3,337,678 Class A ordinary shares. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plans—2024 Share Incentive Plan.”

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Pending or future litigations, arbitrations, governmental investigations and other legal proceedings could have a material and adverse impact on our financial condition and operating results.

We have been, and may continue to be, subject to lawsuits, arbitrations and other legal proceedings brought by our competitors, individuals, or other entities against us. In addition, we may institute legal actions from time to time which may not lead to successful or favorable outcome to us. For any pending or future litigation or arbitration where we can make a reasonable estimate of the liability relating to pending litigation or arbitration against us and can determine that an adverse liability resulting from such litigation or arbitration is probable, we will record a related contingent liability. As additional information becomes available, we will assess the potential liability and revise estimates as appropriate. However, due to the inherent uncertainties relating to litigation and arbitration, the amount of our estimates may be inaccurate, in which case our financial condition and results of operations may be adversely affected.

Lawsuits involving us may also generate negative publicity that significantly harms our reputation, which in turn may adversely affect our user base and adverting customer base. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert our management’s attention from operating our daily business. We may also need to pay damages or settle lawsuits with substantial amounts of cash, which may adversely affect our cash flow and financial conditions. In addition, any insurance or indemnification rights that we may have with respect to such matters may be insufficient or unavailable to protect us against potential loss exposures. While we do not believe that any currently pending proceedings are likely to have a material adverse effect on our business, financial condition, and results of operations, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or to materially alter our business practices, which could have an adverse effect on our financial condition and results of operations, and business prospects.

We may become subject to formal and informal inquiries, investigations and inspections from government authorities and regulators regarding our compliance with laws and regulations, many of which are evolving and subject to interpretation. Most of these administrative actions may be routine in nature and carried out as part of the market monitoring and supervision functions of the regulatory authorities, but some of them may be triggered by our industry position or by complaints from third parties or customers.

The inquiries, inspections, investigations, claims and complaints can be initiated or asserted under or on the basis of a variety of laws in different jurisdictions, including esports-related laws, commercial performance laws, intellectual property laws, unfair competition laws, anti-monopoly laws, data protection and privacy laws, labor and employment laws, securities laws, cybersecurity laws, finance services laws, tort laws, contract laws and property laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. If we fail to defend ourselves in these actions, we may be subject to restrictions, fines or penalties that will materially and adversely affect our operations. Even if we are successful in our attempt to defend ourselves in legal and regulatory actions or to assert our rights under various laws and regulations, the process of communicating with relevant regulators, defending ourselves and enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. Upon completion of our initial public offering, we may face additional exposure to claims and lawsuits. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims, which could harm our business, financial condition and results of operations.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

Prior to our initial public offering, we had been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of management’s preparation and our independent registered public accounting firm’s audits of our consolidated financial statements included in this annual report, we identified one material weakness in our internal control over financial reporting as of December 31, 2024, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB).

The material weakness identified related to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to design and implement period-end financial reporting policies and procedures for the preparation of our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements. The material weakness resulted in a number of significant management adjustments and amendments to our consolidated financial statements and related disclosures under U.S. GAAP. The material weakness, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weakness in our internal control over financial reporting. Had we performed an assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses may have been identified.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy the material weakness. See “Item 15. Controls And Procedures—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to remediate the material weakness or our failure to discover and address any other material weakness could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Since our initial public offering, we have become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report with adverse opinion if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weakness in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

Our operations may be adversely impacted by the effects of natural disasters such as blizzard, forest fires and earthquakes, public health emergencies and health pandemics, acts of terrorism and other criminal activities.

Natural disasters, acts of war or terrorism or other factors beyond our control may adversely affect the economy, infrastructure and livelihood of the people in the countries or regions where we conduct our business. We have operations and management presence primarily in Wuhan and Shenzhen, China and Stockholm, Sweden. Consequently, we are highly susceptible to factors adversely affecting such places. Serious natural disasters may result in loss of lives, injury, destruction of assets and disruption of our business and operations. Acts of war or terrorism may also injure our employees, cause loss of lives, disrupt our business network and destroy our markets. Any of these factors and other factors beyond our control could have an adverse effect on the overall business sentiment and environment, cause uncertainties in the countries or regions where we conduct business, cause our business to suffer in ways that we cannot predict and materially and adversely impact our business, financial conditions and results of operations.

The uncertainties brought about by the prolonged COVID-19 pandemic has impacted and could in the future have a material adverse impact on our business, financial condition, results of operations and cash flow positions.

The COVID-19 pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains, and created significant volatility and disruption of financial markets. The extent of the impact of the COVID-19 pandemic on our business and financial performance, including our ability to execute our near-term and long-term business strategies and initiatives in the expected time frame, will depend on future developments, including the duration and severity of the pandemic, which brings uncertainty to our business operations.

The unpredictability in the COVID-19 situation would cast shadows over our business operations, in particular to the event production segment. As a result of the COVID-19 pandemic and the corresponding policies imposed by many countries’ government authorities, including remote work arrangements, travel restrictions, mandatory quarantining requirements or strict lockdowns, many esports tournaments and relevant event originally scheduled had to be cancelled.

Although China has substantially lifted COVID-19 restrictions, the resurgence of virus within China remains strong. We expect that our operations will continue to be adversely impacted by COVID -19 and its repercussions, including but not limited to governmental regulations on capacity limitations of certain enclosed venues, suggested quarantining or social distancing policies, as well as temporary lockdowns in certain areas due to COVID-19 outbreak. In addition, the difficulty in international travels, and the reduced number of international dialogues between companies or markets across the world due to imposed travel restrictions, lockdowns, quarantines might temporarily slow us in the speed of global expansion and commercialization. The economy downturn partially induced by COVID-19 may also substantially reduce the will of spending of our viewers and consumer, and thereby restrict our monetization abilities, and therefore result in unsatisfactory performance of our business, financial conditions and results of operations.

Our management of the impact of the COVID-19 pandemic has required, and may continue to require, significant investment of time by our management and employees. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of the COVID-19 pandemic and the resulting governmental and other measures. The foregoing and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risks described in this annual report, and any of these impacts could materially adversely affect our business, financial condition and results of operations.

Our business is sensitive to economic conditions. Negative global economic conditions and other macroeconomic challenges could materially and adversely affect our business, financial condition and results of operations.

Our business is subject to global economic conditions and their impact on consumer spending. Some of the factors that may negatively influence consumer spending include high levels of unemployment, higher consumer debt levels, reductions in net worth, declines in asset values and related market uncertainty, home foreclosures and reductions in home values, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, fluctuating commodity prices and general uncertainty regarding the overall future political and economic environment. Consumer spending on discretionary items, including esports game tickets and purchases of the merchandise that we offer, generally decline during periods of economic uncertainty or downturn, when disposable income is reduced or when there is a reduction in consumer confidence. Adverse economic changes could reduce consumer confidence, and thereby could negatively affect our business. These economic difficulties and other macroeconomic challenges change rapidly and are difficult to predict, and if we are unable to adequately address them, our business may be harmed.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

Changes in the value of Renminbi, Euro, Swedish Krona and other foreign currencies against U.S. dollars are affected by, among other things, changes in local political and economic conditions. Any significant revaluation of the Renminbi, Euro or Swedish Krona may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi, Euro or Swedish Krona for our operations, appreciation of these currencies against the U.S. dollar would have an adverse effect on the amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi, Euro or Swedish Krona into U.S. dollars for the purpose of paying dividends or for other business purposes, appreciation of the U.S. dollar against these currencies would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the Renminbi, Euro or Swedish Krona against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs. Very limited hedging options are available to reduce our exposure to exchange rate fluctuations. Although from time to time, we may use hedging transactions in an effort to reduce our exposure to foreign currency exchange risk, these hedges may not be effective.

Risks Related to Our Corporate Structure

If the PRC government finds that the contractual arrangements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

Foreign ownership of internet-based businesses, such as provision of internet information services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication enterprise (except for e-commerce, domestic multi-party communications, storage-forwarding, and call centers) in accordance with the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition) which took effect and replaced the previous version on November 1, 2024, by the Ministry of Commerce, the National Development and Reform Commission, and other applicable laws and regulations. In addition, if a company is engaged in the production and operation of radio and television programs, according to the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition), foreign investment in such industry is prohibited.

We are a company incorporated under the laws of the Cayman Islands. To comply with PRC laws and regulations, we may only conduct the business operations currently conducted by the VIEs through a series of contractual arrangements between our PRC subsidiaries on one hand, and the VIEs and their registered shareholders on the other hand. These contractual arrangements have enabled us to receive substantially all of the economic benefits of the VIEs. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and hence consolidate their financial results under U.S. GAAP.

As advised by our PRC counsel, CM Law Firm, (i) the ownership structures of our wholly foreign-owned enterprise and the VIEs in China are not in violation of provisions of applicable PRC laws and regulations currently in effect; and (ii) subject to the risks as disclosed in “— Risks Related to Our Corporate Structure” and “Item 4. Information on The Company—4.C. Organizational Structure,” the contractual arrangements between our wholly foreign-owned enterprise, the VIEs and their respective shareholders governed by PRC laws are not in violation of provisions of applicable PRC laws or regulations currently in effect, and valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. The PRC government authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC government authorities would have broad discretion to take action in dealing with such violations or failures, including, without limitation:

●	revoking the agreements constituting the contractual arrangements;

●	revoking the business licenses and/or operating licenses of such entities;

●	imposing fines on us;

●	confiscating any of our income that they deem to be obtained through illegal operations;

●	requiring us to discontinue or place restrictions or onerous conditions on the operations of the VIEs;

●	placing restrictions on our right to collect revenue;

●	shutting down our servers or blocking our websites or apps;

●	requiring us to restructure our ownership structure or operations; or

●	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our financial condition and results of operations. Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and the VIEs. For details, please see “— Risks Related to Our Corporate Structure — Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and the recently amended PRC Company Law and how they may impact the viability of our current corporate structure, corporate governance and operations.” If occurrences of any of these events result in our inability to direct the activities of the VIEs in China and/or our failure to receive the economic benefits from the VIEs, and we are unable to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP, which could materially and adversely affect our financial condition and results of operations.

Our contractual arrangements may not be as effective in providing operational control as direct ownership, which could adversely affect our business, operating results and financial condition.

We have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders to conduct a portion of our operations in China. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIEs in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts to exercise control over the VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “— Any failure by the VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on part of our business.”

Any failure by the VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on part of our business.

If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the registered shareholders were to refuse to transfer their equity interests in the VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Any failure by us to meet with the continue developing PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration if legal action becomes necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our business, financial condition and results of operations may be negatively affected.

The registered shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect part of our business.

The registered shareholders of the VIEs may have potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material adverse effect on our ability to effectively receive economic benefits from the VIEs. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

The PRC laws provides that a director and an executive officer owes a fiduciary duty to the company he or she directs or manages. The directors and executive officers of the VIEs must act in good faith and in the best interests of the VIEs and must not use their respective positions for personal gain. We control the VIEs through contractual arrangements, and the business and operations of the VIEs are closely integrated with the business and operations of our subsidiaries. Nonetheless, conflicts of interests for these persons may arise due to dual roles both as directors and executive officers of the VIEs and as directors or employees of our company, and may also arise due to dual roles both as shareholders of the VIEs and as directors or employees of our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of part of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The registered shareholders of the VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIEs and the validity or enforceability of our contractual arrangements with the VIEs and their respective shareholders. For example, in the event that any of the shareholders of the VIEs divorces his or her spouse, the spouse may claim that the equity interest of the VIEs held by such shareholder is part of their community property and should be divided between such shareholder and the spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the VIEs by us. Similarly, if any of the equity interests of the VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIEs or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to part of our business and operations and harm our financial condition and results of operations.

Contractual arrangements we have entered into with the VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the VIEs were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other administrative sanctions on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by the VIEs that are supplementary to the operation of our business if any of the VIEs goes bankrupt or becomes subject to dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIEs, such entities may in the future hold certain assets that are supplementary to the operation of our business. If any of the VIEs goes bankrupt and all or part of its assets become subject to liens or rights of creditors, we may be unable to continue some or all of our business activities we currently conduct through contractual arrangements, which could adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If any of the VIEs undergoes voluntary or involuntary liquidation proceeding, third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate part of our business, which could adversely affect our business, financial condition and results of operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and the recently amended PRC Company Law and how they may impact the viability of our current corporate structure, corporate governance and operations.

The foreign investment restrictions set forth in the Negative List (2024), which was issued by the Ministry of Commerce (“MOFCOM”) and the National Development and Reform Commission (the “NDRC”) and became effective on November 1, 2024.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which became effective on January 1, 2020, replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino- Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law and became the legal foundation for foreign investment in the PRC. As of the date of this annual report, there remain uncertainties in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities in the future. In addition, the definition of foreign investment contains a catchall provision that includes investments made by foreign investors through means stipulated in laws, administrative regulations or provisions of the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. If further actions shall be taken under future laws, administrative regulations or provisions of the State Council, we may face substantial uncertainties as to whether we can complete such actions. Failure to do so could materially and adversely affect our current corporate structure, corporate governance and operations.

The PRC Company Law (the “Company Law”), promulgated by the Standing Committee of the National People’s Congress on December 29, 1993, was recently amended on December 29, 2023 and became effective on July 1, 2024. The Company Law provides new requirements for the time limit for contribution of capital, the company’s organizational structure, corporate governance, and the rights and obligations of shareholders, which also apply to foreign investment enterprises in the PRC. Uncertainties exist with respect to the interpretation and implementation of the Company Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in China

The PRC government has significant oversight and discretion over the conduct of our business, and it may intervene or influence our operations at any time, which could result in a material adverse change in our operations and/or the value of our securities.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and/or the value of our securities. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. In addition, the Chinese government has exerted more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. For more details, see “—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities offerings. Any failure of fully complying with the approval, filing or other requirements may completely hinder our ability to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations” and “—Any failure by us to meet with the continue developing PRC legal system could adversely affect us.”

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.

A large portion of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be affected to a significant degree by political, economic and social conditions in China generally.

The PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, and such measures and policies relating to such measures are evolving and subject to change. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from the PRC government.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth, and the growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the global and Chinese economy since 2020 is severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our offerings of products and services and materially and adversely affect our business and results of operations. Furthermore, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us.

The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities offerings. Any failure of fully complying with the approval, filing or other requirements may completely hinder our ability to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures stimulate that overseas securities offerings and listing by PRC companies, either in direct or indirect form, shall be filed with the CSRC (“CSRC Filing”). Under the Trial Measures and the Guidance Rules and Notice, no overseas offering and listing shall be made by PRC companies, whether in direct or indirect form, where such offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules, including the Market Access Negative List (2022 Edition) issued by the National Development and Reform Commission, or NDRC, and MOFCOM, the Guiding Opinions of the State Council on Establishing a Sound System of Joint Incentives for Honesty and Joint Punishments for Dishonesty to Accelerate the Development of Social Integrity, and other laws, administrative regulations and relevant state provisions that restrict or prohibit listing and financing in the areas of industrial policy, production safety and industry supervision. PRC companies intending overseas offering and listing are required to obtain regulatory opinions, filings or approvals from government authorities of correspondent industries, if applicable, for CSRC Filing. The Trial Measures also stipulate that no overseas offering and listing shall be made where the intended securities offering and listing may endanger national security as reviewed and determined by competent government authorities under the State Council in accordance with PRC law. PRC companies intending overseas offering and listing shall strictly comply with relevant laws, administrative regulations and rules concerning national security in spheres of foreign investment, cybersecurity, data security and etc. If the intended overseas offering and listing necessitates a national security review, relevant security review procedures shall be completed before the application for such offering and listing is submitted to any overseas parties such as securities regulatory agencies and trading venues. A PRC company that seeks to offer and list securities in overseas markets shall, as required by competent government authorities under the State Council, take measures such as timely rectification, commitment and divestiture of relevant business and assets, to eliminate or avert any impact on national security resulting from such overseas offering and listing.

The Trial Measures state that, any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offerings and listings of our securities in an overseas market will be subject to the filing requirements under the Trial Measures. If we fail to complete the filing procedures with the CSRC for any future overseas securities offering, we may face sanctions by the CSRC, which may include fines and penalties, limitations on our operating privileges in the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in the PRC, restrictions on or delays to our future overseas securities offerings, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing, or the Confidentiality Provisions, which came into effect on March 31, 2023 with the Trial Measures. The Confidentiality Provisions require that, among other things, (a) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. For more details of the Trail Measures and the Confidentiality Provisions, please refer to “Item 4. Information on The Company—4.B. Business Overview—Regulation—Regulations on M&A and Overseas Listings.”

We cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us. If there are any other approvals, filings and/or other administration procedures to be obtained from or completed with any other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from such PRC regulatory agencies, which may have a material adverse effect on our business, financial condition and results of operations, as well as our ability to complete any future offshore securities offering.

Any failure by us to meet with the continue developing PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

In particular, PRC laws and regulations concerning the internet-related industries are developing and evolving. Although we have taken measures to comply with the laws and regulations applicable to our business operations and to avoid conducting any non-compliant activities under these laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating internet-related industries. We cannot assure you that our business operations will meet the requirements of governmental authorities in China in a timely manner, or that our business operations would not be deemed to violate any such new PRC laws or regulations. Moreover, developments in the internet-related industries may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies, which in turn may limit or restrict us, and could materially and adversely affect our business and operations.

Further, we are also subject to a variety of laws and regulations in the PRC regarding our capital raising activities, which may be continuously evolving and under development. For instance, we may be required to file with the CSRC in connection with any of our future offerings and listings of our securities in an overseas market pursuant to the Trial Measures. If we fail to timely complete the relevant filing procedures with the CSRC for any future overseas securities offerings, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future overseas securities offerings, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to predict the outcome of a judicial or administrative proceeding. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

We may not always be aware of any potential violation of government policies and rules that may not be made available to us in a timely manner. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation governing esports related service businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have material adverse effect on our business and results of operations.

Our business is subject to a variety of laws and regulations in the PRC governing the esports related service industry. The application and interpretation as to certain of these laws and regulations involve uncertainties, and may be interpreted and administered inconsistently among different governmental authorities and local bureaus. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. We have obtained commercial performance permits, and other relevant permits required for operating our business.

However, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it may levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our business or impose restrictions on the affected portion of our business.

Any of these actions may have a material adverse effect on our business and results of operations. For details on PRC regulations which may affect our business, see “Item 4. Information on The Company—4.B. Business Overview—Regulation.”

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. However, we conduct a large portion of our operations in China and a large portion of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and many of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management named in this annual report inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in China.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross- border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, entities or individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons abroad without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “— Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The Notice Regarding the Determination of Chinese-Controlled Offshore- Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, which was amended by the State Administration of Taxation on December 29, 2017, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders (including our ADS holders) that are non-resident enterprises, subject to any reduction set forth in applicable tax treaties. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country or area of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our securities.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non- PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of past or future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non- resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non- resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Bulletin 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions. Discontinuation of any preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The Chinese government has provided tax incentives to our PRC subsidiaries, primarily in the form of reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. In addition, certain of our PRC subsidiaries enjoy local government subsidies. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries in China, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by our PRC subsidiaries in China, could adversely affect our business, financial condition and results of operations.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, including in the agreements we sign with online entertainers, influencers or distribution platforms, under which the parties thereto shall respectively bear the tax obligations, we cannot guarantee whether these third parties strictly comply with these provisions or relevant tax laws. If our online entertainers, influencers or distribution platforms fail to comply with PRC tax laws and other related laws and regulations, it may lead to negative news, investigation, administrative penalties or legal disputes or proceedings, which may affect their cooperation with us, and thus may adversely affect our reputation. And if the PRC tax authorities successfully challenge our position or our cooperate manner with our online entertainers, influencers or distribution platforms and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected. In addition, as certain of our cooperation agreements with live streaming or other distribution platforms prescribe our obligations to supervise the tax compliance of our online entertainers and influencers, failure of our online entertainers and influencers to comply with PRC tax laws may lead to disputes between the distribution platforms and us, which may adversely affect our business and reputation.

Government subsidies and preferential tax treatments are subject to discretions of the relevant governmental authorities and our eligibility for them are therefore out of our control. Discontinuation of any preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. With respect to the underpaid employee benefits, we may be required to complete registrations, make up the contributions for these plans as well as to pay late fees and fines. With respect to the under-withheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits and under- withheld individual income tax, our financial condition and results of operations may be adversely affected. We may also be subject to regulatory investigations and other penalties if our other employment practices (e.g., engaging third-party human resource service providers to pay social insurance and housing funds for our employees on our behalf) are deemed to be in violation of relevant PRC laws and regulations.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in China may subject us to penalties or liabilities.

The PRC Labor Contract Law, which was amended in 2012, introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign a non-fixed term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed- term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have a non-fixed term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor- related regulations since the effectiveness of the Labor Contract Law.

These laws and regulations designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times deemed to be in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

Failure to comply with PRC property laws and relevant regulations regarding certain of our leased properties may adversely affect our business, results of operations and financial condition.

Under the applicable PRC laws and regulations, the parties to a lease agreement are required to register and file such lease agreement with the relevant government authorities. As of the date of this annual report, none of our leased properties had been registered or filed. While as confirmed by our PRC legal counsel, the lack of registration will not affect the validity of the lease agreements nor our rights to use or occupy the leased properties under PRC laws and regulations, we may be ordered by the relevant government authorities to register the relevant lease agreements within a prescribed period, failing which may subject us to a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease. However, we cannot assure you that our lessors will cooperate with us to register such leases due to factors beyond our control or our use of the relevant properties will not be further challenged in the future. Any of these may have an adverse effect on our business, financial condition, results of operation and prospects. As of the date of this annual report, lessors of some of our leased properties had not provided us with their authorization from the legal owners of the relevant properties to sublease such properties to us. If any of the lessors is not the legal owner or has not been duly authorized by the legal owner, the relevant lease agreements may be deemed invalid and, as a result, we may be challenged by the legal owners of the properties or other third parties and may be forced to vacate the relevant properties and relocate our offices. Additionally, we may face administration penalties because the registered addresses of some of our PRC subsidiaries are not consistent with their actual operating offices.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions, and regulatory uncertainties relating to, or failure to comply with anti-monopoly and competition laws could adversely affect our business, financial condition, or operating result.

The M&A Rules and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for acquisition of Chinese companies by foreign investors, including requirements in some instances that the PRC Ministry of Commerce be notified in advance of any change- of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008, and the latest amendment of which took effect from August 1, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Anti- Monopoly Law-Enforcement Agency under the State Council before they can be completed. Pursuant to the latest Anti-Monopoly Law, the State Council’s anti-monopoly enforcement agency may order business operators to cease illegal concentration, to dispose of shares, assets or businesses within a defined period of time, or to take other necessary measures to restore to the state before the concentration. For details, see “Item 4. Information on The Company—4.B. Business Overview—Regulation — Regulations on Anti-Monopoly.” Furthermore, if we failed to report to or get approved by the anti-monopoly law enforcement agency in China on any of our future acquisitions (whether by ourselves or our subsidiaries) or financings that meet the thresholds for clearance in a timely manner or at all, or any of our historical transactions or financings were investigated for failure to make filings in connection with concentration of undertakings by regulatory, we may be subject to penalty including but not limited to a fine of no more than RMB500,000 if we fail to comply with such requirement. In addition, the security review rules issued by the Ministry of Commerce which became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the Measures for the Security Review for Foreign Investment was jointly issued by the NDRC and the Ministry of Commerce and took effect from January 18, 2021. The Measures for the Security Review for Foreign Investment specified provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws. In addition, any failure to comply with PRC regulations with respect to registration requirements for offshore financing may subject us to legal or administrative sanctions.

In July 2014, the State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made, prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies are required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update its previously filed SAFE registration, to reflect any material change involving its round-trip investment. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that offshore parent company may be restricted from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be restricted from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign exchange restrictions, including (i)the requirement by SAFE to return the foreign exchange remitted overseas or into the PRC within a period of time specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas or into the PRC and deemed to have been evasive or illegal and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive or illegal.

We are committed to complying with and to ensuring that our shareholders who are subject to these regulations will comply with the SAFE rules and regulations. However, due to the inherent uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. In addition, we may not always be able to compel them to comply with SAFE Circular 37 or other related regulations. We cannot assure you that SAFE or its local branches will not release explicit requirements or interpret the PRC laws and regulations otherwise. We may not be fully informed of the identities of all of our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules in a timely manner.

Because there is uncertainty concerning the reconciliation of these foreign exchange regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the governmental authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency- denominated borrowings, which may adversely affect our results of operations and financial condition. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

In addition, our offshore financing activities, such as the issuance of foreign debt, are also subject to PRC laws and regulations. In accordance with such laws and regulations, we may be required to complete filing and registration with the NDRC prior to such activities. Failure to comply with the requirements may result in administrative meeting, warning, notification and other regulatory penalties and sanctions.

We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the PRC overseas investment regulations.

On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments, which took effect as of March 1, 2018. According to this regulation, non-sensitive overseas investment projects are subject to record-filing requirements with the local branch of the NDRC. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries are subject to record-filing requirements with a local branch of Ministry of Commerce. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by SAFE on July 13, 2009, and took effect on August 1, 2009, PRC enterprises must register for overseas direct investment with a local SAFE branch.

We may not be fully informed of the identities of all of our shareholders or beneficial owners who are PRC entities, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC entities will comply with our request to complete the overseas direct investment procedures under the aforementioned regulations or other related rules in a timely manner, or at all. If they fail to complete the filings or registrations required by the overseas direct investment regulations, the authorities may order them to suspend or cease the implementation of such investment and make corrections within a specified time, which may adversely affect our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non- PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under the PRC laws.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options and/or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options and/or restricted shares with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

NIP Group Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted through its wholly-owned subsidiaries in Sweden and China. We rely on dividends and other distributions on equity paid by our WFOE for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. To the extent our cash or assets in the business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to the imposition of restrictions and limitations on, the ability of NIP Group Inc. or its subsidiaries to transfer cash or assets. Current PRC regulations permit our WFOE to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our WFOE is required to set aside at least 10% of its accumulated profits each year, after making up previous years’ accumulated losses, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As a result of these laws, rules and regulations, our WFOE is restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends.

While there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between NIP Group Inc. and our Hong Kong subsidiary, we cannot dismiss the possibility that future developments in PRC laws and regulations may impose new restrictions and limitations on our ability to transfer funds or assets. Should such regulations affect our operations, our cash or assets in Hong Kong might become inaccessible. Furthermore, should new restrictions be imposed on NIP Group Inc. or its subsidiaries regarding the transfer or distribution of cash within the organization, we may encounter limitations or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong.

Furthermore, if our WFOE incurs debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our WFOE to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

The Enterprise Income Tax Law enacted by the National People’s Congress, which became effective on January 1, 2008, and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “— If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Any restriction on currency exchange may limit the ability of our WFOE to use their Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls and our WFOE’s dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our WFOE to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our securities.

Under the Enterprise Income Tax Law and its implementation rules, PRC withholding tax at a rate of 10% is generally applicable to dividends from PRC sources paid to investors that are resident enterprises outside of China and that do not have an establishment or place of business in China, or that have an establishment or place of business in China if the income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such investors is subject to 10% PRC income tax if this gain is regarded as income derived from sources within China. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by these investors on the transfer of shares are generally subject to 20% PRC income tax. Any such PRC tax liability may be reduced by the provisions of an applicable tax treaty.

Although a large portion of our business operations are in China, it is unclear whether the dividends NIP Group Inc. pays with respect to the shares or ADSs of NIP Group Inc., or the gains realized from the transfer of the securities of NIP Group Inc., would be treated as income derived from sources within China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our securities or on dividends paid to our non-resident investors, the value of your investment in our securities may be materially and adversely affected. Furthermore, NIP Group Inc.’s shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under these tax treaties or arrangements.

In addition, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and China, if a Hong Kong resident enterprise owns more than 25% of the equity interest of a PRC company at all times during the twelve-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on the dividend is reduced to 5%, provided that certain other conditions and requirements are satisfied at the discretion of the PRC tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, issued in 2009 by the State Administration of Taxation, if the PRC tax authorities determine, in their discretion, that a company benefits from the reduced income tax rate due to a structure or arrangement that is primarily tax- driven, the PRC tax authorities may adjust the preferential tax treatment. If our Hong Kong subsidiary is determined by PRC government authorities as receiving benefits from reduced income tax rates due to a structure or arrangement that is primarily tax-driven, the dividends paid by our PRC subsidiary to our Hong Kong subsidiary will be taxed at a higher rate, which will have a material adverse effect on our financial performance.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiary in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

NIP Group Inc. is an offshore holding company conducting its operations in China through our PRC subsidiaries. NIP Group Inc. may make loans to our PRC subsidiaries, it may make additional capital contributions to our PRC subsidiary, it may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or it may acquire offshore entities with business operations in China in an offshore transaction.

Most of these ways are subject to PRC regulations and approvals or registration. For example, loans by us to our wholly-owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly-owned PRC subsidiary by means of capital contributions, these capital contributions are subject to registration with the State Administration for Market Regulation (the “SAMR”) or its local branch, reporting of foreign investment information with the PRC Ministry of Commerce, or registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to our PRC domestic subsidiaries. Further, we are not likely to finance the activities of our PRC domestic subsidiaries by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in certain businesses.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign- invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter- enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign- invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency- denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 25, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by the PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a large portion of our income in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements payable outside of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company without prior approval of SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay any debts they may incur in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. In addition, the PRC government may also at its discretion to restrict our access in the future to foreign currencies for current account transactions. If we are prevented from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Recent litigation and negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our ADSs.

We believe that recent litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted the stock prices of these companies. Certain politicians in the United States have publicly warned investors to avoid China-based companies listed in the United States. The SEC and the PCAOB also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets as well as the limited remedies available to investors who might take legal action against such companies. Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB because of a position taken by an authority in the foreign jurisdiction for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a “Commission-Identified Issuer” following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a “Commission-Identified Issuer” for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Risks Related to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been volatile since our ADSs began to trade on the Nasdaq Global Market on July 26, 2024. The trading price of our ADSs could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new services and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our services or our industry;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our triple-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized share capital consists of Class A ordinary shares, Class B1 ordinary shares and Class B2 ordinary shares (with certain shares remaining unissued, with power for our directors to issue such classes of shares as they think fit). Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B1 ordinary shares and Class B2 ordinary shares will be entitled to 20 votes per share, subject to the approval conditions for ordinary resolutions, the Weighted Voting Right and certain restrictions. For more information on the voting rights, see ‘‘Item 10. Additional Information—10.B. Memorandum and Articles of Association.” Each Class B1 ordinary share and Class B2 ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Any future issuances of Class B1 ordinary shares and Class B2 ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B1 ordinary shares or Class B2 ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversion may increase the aggregate voting power of the existing holders of Class A ordinary shares. In the event that we have multiple holders of Class B1 ordinary shares or Class B2 ordinary shares and certain of them convert their Class B1 ordinary shares or Class B2 ordinary shares into Class A ordinary shares, the remaining holders who retain their Class B1 ordinary shares or Class B2 ordinary shares may experience increases in their relative voting power when Weighted Voting Rights applies.

As of March 31, 2025, Mr. Mario Yau Kwan Ho and Mr. Liwei “xiaoT” Sun beneficially own all of our issued Class B1 ordinary shares, and Mr. Hicham Chahine beneficially own all of our issued Class B2 ordinary shares. Mr. Mario Ho, Mr. Liwei “xiaoT” Sun and Mr. Hicham Chahine beneficially own 15,278,950 Class B1 ordinary shares, 9,362,987 Class B1 ordinary shares and 13,362,381 Class B2 ordinary shares, respectively, representing 13.5%, 8.3% and 11.8% of our total issued and outstanding ordinary shares, respectively, and 36.6%, 22.4% and 32.0% of the aggregate voting power, respectively, subject to the approval conditions for ordinary resolutions, the Weighted Voting Right and certain restrictions.

As a result of the triple-class share structure and the concentration of ownership, Mr. Mario Yau Kwan Ho, Mr. Liwei “xiaoT” Sun and Mr. Hicham Chahine will continue to have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will significantly limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The triple-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the triple-class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our securities.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our securities to significant adverse United States income tax consequences.

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held to produce passive income (the “asset test”). For purposes of the asset test, any cash and assets readily convertible into cash are categorized as passive assets, and the company’s goodwill and other unbooked intangibles should be treated as an active asset to the extent associated with activities that produce or intended to produce active income. In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet and the market price of our ADSs, we believe that we were not a PFIC for our 2024 taxable year. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually after the close of each taxable year that depends, in part, upon the composition and classification of our income and assets.

If we were treated as a PFIC for any taxable year, then U.S. investors could be subject to adverse U.S. federal income tax consequences (regardless of whether we continue to be a PFIC), including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. See “Item 10. Additional Information—10.E. Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules” for further information. U.S. investors should consult their tax advisers regarding our PFIC status for any taxable year and the potential application of the PFIC rules to an investment in our securities including the availability and the advisability of making certain elections under the PFIC rules.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by, among other things, our memorandum and articles of association, as amended from time to time, the Companies Act (as revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under the Cayman Islands laws to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such shareholders, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors (without any other information on their directorships) can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our currently effective memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—10.B. Memorandum and Articles of Association — Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. A large portion of our current operations are conducted through our PRC subsidiaries in China. In addition, except for Mr. Carter Jack Feldman and Mr. King R.H. Harris, our independent directors, all of our current directors and officers listed in “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management” are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China and Sweden may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, China and Sweden, see “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership—Enforceability of Civil Liabilities.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

●	the corporate governance requirement that we have a minimum of three members in our audit committee and certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may face securities class action lawsuits.

Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations. In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we become no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company in the United States, we increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company in the United States makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote the underlying Class A ordinary shares.

Except as described in this annual report and in the deposit agreement, holders of our ADSs are not able to exercise voting rights attaching to the Class A ordinary shares evidenced by our ADSs on an individual basis.

Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the underlying Class A ordinary shares represented by the ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the underlying Class A ordinary shares represented by the ADSs. However, you may not know of the meeting sufficiently in advance to withdraw the Class A ordinary shares. If we ask for instructions from ADS holders, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive voting materials in time to instruct the depositary to vote, and it is possible that you, including persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. The deposit agreement provides that if the depositary does not timely receive valid voting instructions from the ADS holders, then the depositary will, with certain limited exceptions, give a discretionary proxy to a person designated by us to vote such shares.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. Furthermore, as a Cayman Islands exempted company, we are not obliged by the Companies Act (As Revised) of the Cayman Islands to call shareholders’ annual general meetings, and in your capacity as an ADS holder, you will not have any rights to call or requisition a shareholders’ meeting.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we have elected to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our results of operations and financial statements may not be comparable to the results of operations and financial statements of other companies that have adopted the new or revised accounting standards. If we cease to be an emerging growth company, we will no longer be able to take advantage of these exemptions or the extended transition period for complying with new or revised accounting standards.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not timely provide voting instructions to the depositary in accordance with the deposit agreement, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for our ADSs, the depositary will give us (or our nominee) a discretionary proxy to vote the underlying Class A ordinary shares represented by the ADSs at shareholders’ meetings if the holders of ADSs do not give voting instructions to the depositary as to how to vote the underlying Class A ordinary shares represented by their ADSs at a meeting and as to a matter, if:

●	we gave the depositary timely notice of the meeting and related voting materials;

●	we confirmed to the depositary that we wish a discretionary proxy to be given;

●	we confirmed to the depositary that we reasonably do not know of any substantial opposition as to a matter to be voted on at the meeting; and

●	we have confirmed to the depositary that the matter voted will not have material adverse impact on shareholders.

The effect of this discretionary proxy is that, if the holders of ADSs fail to give voting instructions to the depositary as to how to vote the underlying Class A ordinary shares represented by their ADSs at any particular shareholders’ meeting, they cannot prevent such underlying Class A ordinary shares represented by their ADSs from being voted at that meeting, provided the other conditions described above are satisfied, and it may make it more difficult for shareholders to influence our management. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre- dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that holders of ADSs consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If any holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, such holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of Class A ordinary shares the ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, Class A ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Class A ordinary shares, rights or anything else to holders of ADSs. This means that ADS holders may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to them. These restrictions may cause a material decline in the value of our ADSs.

Our memorandum and articles of association and the deposit agreement provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive judicial forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States and any suit, action or proceeding arising out of or relating in any way to the ADSs or the deposit agreement, which could limit the ability of holders of our ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.

Our memorandum and articles of association provide that, unless we consent in writing to the selection of an alterative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including the Securities Act and the Exchange Act, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. The enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our memorandum and articles of association or the deposit agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our memorandum and articles of association, as well as the forum selection provision in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. Holders of our shares or the ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in the memorandum and articles of association and deposit agreement.

Our memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and the ADSs.

Our eighth amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change of control transactions.

These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless we indicate that we wish such rights to be made available to holders of ADSs and the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ITEM 4.	INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Corporate History

In June 2016, Mr. Liwei “xiaOt” Sun, our director and president, founded Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd. (formerly known as Shanghai Xingao Culture Communications Co., Ltd.), or Wuhan ESVF, and commenced our esports team operations in China. In December 2018, Shenzhen Weiwu Esports Internet Technology Co., Ltd., or Shenzhen VF, was established by Mr. Mario Yau Kwan Ho, our co-chief executive officer, and was later merged with Wuhan ESVF in March 2021 with Shenzhen VF becoming a wholly-owned subsidiary of Wuhan ESVF.

NIP Group Inc., formerly known as ESVF Esports Group Inc., was incorporated as an exempted company with limited liability in the Cayman Islands as our holding company on February 5, 2021. We changed our name from ESVF Esports Inc. to our current name, NIP Group Inc., on March 7, 2023.

In March 2021, we established a wholly-owned subsidiary in Hong Kong, namely, ESVF (Hong Kong) Esports Limited, or Hong Kong ESVF, which is our intermediary holding company in Hong Kong. In July 2021, Hong Kong ESVF established a wholly-owned subsidiary, Wuhan Muyecun Network Technology Co., Ltd., or the WFOE, as the holding company of our business in China. Our WFOE then gained control over Wuhan ESVF by entering into a series of contractual arrangements with Wuhan ESVF and its shareholders. We have completed the Restructuring in June 2023, and in connection therewith, our WFOE, Wuhan ESVF and shareholders of Wuhan ESVF entered into a VIE Termination Agreement, pursuant to which the Wuhan ESVF Contractual Arrangements were terminated, and we acquired the shares of the Wuhan ESVF from its nominee shareholders, after which Wuhan ESVF has become a wholly-owned subsidiary of our company since June 2023.

In January 2023, we completed the merger between NIP Group Inc. and Ninjas in Pyjamas Gaming AB, a Swedish public limited liability company incorporated in January 2014 with a brand history of more than 20 years since 2000 in the esports industry. The merger was completed through a series of share swap transactions, with Ninjas in Pyjamas Gaming AB becoming a wholly-owned subsidiary of NIP Group Inc. upon completion of the transactions, marking our global operation under the name of NIP Group Inc.

On July 26, 2024, our ADSs commenced trading on the Nasdaq Global Market under the symbol “NIPG.” We raised, from our initial public offering and from the underwriters’ partial exercise of the option to purchase additional ADSs, approximately US$14.8 million in net proceeds after deducting underwriting discounts and commissions and offering expenses paid by us.

In August 2024, we entered into a strategic partnership with Homeinns Hotels Group (“Homeinns”), a leading hospitality company in China, to establish a joint venture focused on the development and operation of esports-themed hotels. Leveraging our deep insights and design philosophy in esports, combined with Homeinns’ property resources and operational expertise, the joint venture is poised to set new standards in the esports hotel sector, offering a unique blend of technology, comfort, and community that resonates with the esports culture. The partnership is set to span a period of seven years, from 2024 to 2031, offering innovative hotel experiences that cater to the specific needs and preferences of the esports community.

In September 2024, we established a dedicated game publishing division. Our game publishing division strategically focuses on esports-oriented titles, while exploring opportunities in various game categories. This approach includes developing mini-games for social media platforms, mobile games, and PC games, enabling us to cater to a wide range of player preferences and capitalize on emerging market trends. By diversifying our game offerings, we aim to strengthen our position in the competitive gaming landscape. Since the establishment of our game publishing division, we have successfully conducted two rounds of pre-launch player testing for a mobile game and gained wide recognition from the community. Based on the testing feedback, the game has been released domestically by end of 2024.

In September 2024, our WFOE entered into a series of contractual arrangements with Wuhan Alunyou and its shareholders, through which we obtained control over Wuhan Alunyou and its subsidiary. The acquisition of Wuhan Alunyou marked our entry into the game publishing market and our commitment to creating a fully integrated digital entertainment ecosystem.

In September 2024, we entered into a definitive agreement (the “Agreement”) with the beneficial owners of ZSZQ Limited, the Cayman parent company that controls Young Will through contractual arrangements, to effect a series of share exchange transactions. Pursuant to the Agreement, such beneficial owners agreed to sell and transfer to NIP Group Inc. all of the ordinary shares of ZSZQ Limited beneficially owned by them, and in exchange and as consideration therefor, we agreed to issue and allot to such beneficial owners certain number of our Class A ordinary shares. In October 2024, we issued 920,212 Class A ordinary shares to the beneficial owners of ZSZQ Limited in exchange for 61% of the total issued and outstanding share capital of ZSZQ Limited in accordance with the Agreement. We will subsequently acquire an additional 13% of the share capital of ZSZQ Limited each year during 2025, 2026, and 2027, and in exchange issue a corresponding number of our Class A ordinary shares to the beneficial owners of ZSZQ Limited, contingent upon the satisfaction of certain terms and conditions set out in the Agreement. Young Will is a leading talent management company specializing in short-form video content creation and influencer development. The acquisition of Young Will represents a significant milestone in our strategy to expand our digital entertainment ecosystem and bolster and diversify our revenue streams.

In January 2025, we entered into a multi-year partnership with ADIO Holdings Restricted Limited (“ADIO”), an Abu Dhabi incorporated company established by Abu Dhabi Investment Office. Under this agreement, ADIO will provide us with support totaling up to approximately US$40 million to be disbursed in installments over a four-year period, contingent upon our satisfaction of certain conditions precedent and specified performance milestones, including quantitative and qualitative KPIs and revenue targets. Pursuant to the agreement, we will establish an Abu Dhabi company, designate Abu Dhabi as our global headquarters, and expand our presence in the Middle East and worldwide. This collaboration will drive gaming, media and entertainment growth in Abu Dhabi.

Corporate Information

Our principal executive offices are located at Rosenlundsgatan 31, 11 863, Stockholm, Sweden. Our telephone number at this address is +46 8133700. Our registered office in the Cayman Islands is located at the offices of CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Such information can also be found on our investor relations website at https://ir.nipgroup.gg/.

4.B. Business Overview

We are a global digital entertainment company driving the evolution of gaming and esports. With a diversified ecosystem spanning esports teams, arenas and events, content and influencer networks, game publishing, and hospitality, we engage hundreds of millions of fans and create immersive entertainment experiences. Operating across Europe, the Middle East, Asia, and the Americas, we collaborate with leading gaming companies to push the boundaries of interactive entertainment and bring gaming to new audiences worldwide.

At the core of our operations lies a dynamic, synergistic ecosystem designed to capture value across the entire gaming value chain. Our journey began with elite esports teams—Ninjas in Pyjamas and eStar Gaming—through which we built a strong global fanbase and brand recognition. This foundation has enabled us to expand into high-growth verticals that reinforce and complement each other, including influencer talent management, large-scale event production, game publishing, and gaming-themed hotels. Each business segment generates revenue through diversified yet interconnected monetization models, including tournament earnings, sponsorships, live streaming fees, game distribution, brand collaborations, content commercialization, and hospitality operations.

Our integrated platform not only enhances our monetization capabilities but also strengthens audience engagement, brand loyalty, and operational efficiency. By leveraging cross-business synergies, we are well-positioned to deliver sustainable growth and long-term shareholder value in the rapidly evolving digital entertainment landscape.

We experienced steady growth in our net revenues, which increased from US$65.8 million in 2022 to US$83.7 million in 2023 and further to US$85.3 million in 2024. Our gross profit also increased from US$3.7 million in 2022 to US$7.2 million in 2023, before declining to US$3.0 million in 2024. This translated to gross profit margins of 5.7%, 8.6%, and 3.5% for the same years, respectively.

Esports Teams

We operate two brands: Ninjas in Pyjamas and eStar Gaming, both competing in leagues at the highest level across a broad portfolio of video game titles. Through our esports operations, we have unrivaled global brand recognition and an official fanbase of over 30 million, which we actively leverage across our integrated business lines. As of December 31, 2024, our teams had won over 120 tournaments and accumulated more than US$20 million in prize money. According to the Frost & Sullivan Report, we held the most tier-1 world championship wins across distinct top-10 esports titles, including CS:GO, Honor of Kings, Rainbow Six, and FIFA.

The core asset of our esports teams is our talent pool. As of December 31, 2024, we had 65 athletes on our roster, with 36 based in Greater China, 24 based in Europe and 5 in Brazil, competing globally across ten leagues in 11 esports titles. We are also the only esports organization in China with home courts in two cities, with our Ninjas in Pyjamas League of Legends team in Shenzhen and eStar Gaming Honor of Kings team in Wuhan.

Ninjas in Pyjamas

Ninjas in Pyjamas, our core PC/console esports brand, was founded in 2000 in Sweden and has pioneered the esports industry over two decades — driving the scene from its grassroots nascency and fielding competitive teams at the highest levels. As of December 31, 2024, we had 34 athletes on the Ninjas in Pyjamas roster, competing globally across seven leagues in seven esports titles.

Our esports teams under Ninjas in Pyjamas compete in leagues across a broad portfolio of PC/console game titles, including:

●	The LPL, League of Legends professional league. China is widely considered to be one of the most competitive regions in League of Legends, the most popular esports title in the world. As a result, according to the Frost & Sullivan Report, the LPL is the most viewed in League of Legends league in the world. We previously competed in the LPL as Victory 5, until Victory 5 was rebranded to Ninjas in Pyjamas starting from the 2023 LPL season following the merger between ESV5 and Ninjas in Pyjamas in January 2023. Victory 5 secured the first and third place in the 2022 LPL spring and summer splits, respectively.

●	winners of ESL One: Cologne in 2014 and Weplay Academy League 2022 in CS:GO.

●	winner of 2021 Six Invitational in Rainbow Six.

●	winner of EA Sports Cup in 2023 in FIFA.

eStar Gaming

eStar Gaming, founded in 2014 in China, is our leading mobile esports brand and a dominant force in Honor of Kings (KPL), widely recognized as the most successful mobile esports team globally, according to the Frost & Sullivan Report. As of December 31, 2024, the eStar Gaming brand had 31 athletes, competing globally across three leagues in four esports titles.

Our esports teams under eStar Gaming have been top-level contenders in leagues across a broad portfolio of mobile titles, including:

●	Our athletes, Siyuan “Huahai” Luo, and Linwei “Tanran” Sun, were selected to represent China in the Honor of Kings Asian Games 2023, and China eventually won the gold medal, which marks the first-ever gold medal in esports at the Asian Games; first place in the inaugural Honor of Kings International Championship in 2022; first place in the 2019 Honor of Kings World Champion Cup; first place in Honor of Kings International Championship 2016 summer; first place in the KPL 2022 spring, 2021 fall and 2019 spring splits; first place in the Honor of Kings Challenger Cup 2022 and 2021.

●	QQ Speed — 2018 Wechat Game Championship Cyber Games (WGC) tournament — Prop Group, champion.

●	Crossfire (PC) — 2022 China CrossFire Pro League (CFPL) Season 19, second place in China.

●	Crossfire (mobile) — 2022 CrossFire Mobile League (CFML) Season 12 Fall, second place in China.

Talent Development System for Esports Teams

We have developed a comprehensive esports talent development system that combines Eastern and Western training philosophies to support long-term growth, performance, and sustainability. With over two decades of experience through our Ninjas in Pyjamas (NIP) and eStar Gaming brands, we have built structured programs for talent identification, training, and progression.

Our youth training programs, operated through both our Ninjas in Pyjamas and eStar Gaming brands, are designed for players aged 15 to 20 and focus on titles such as CS:GO, Honor of Kings, and CrossFire, with eStar Gaming’s program specifically requiring participants to be over 18 years of age. Qualified candidates undergo tryouts and are assessed on technical skill, game knowledge, and teamwork. Selected participants receive full-time support, including professional coaching, accommodation, nutrition, and mental health services, to foster both performance and well-being.

We recruit top-performing youth players into our pro teams, complemented by experienced external talent. Our coaching staff averages over six years of industry experience. Successful cases include Christopher “GeT_RiGhT” Alesund and Linwei “Tanran” Sun, as well as multiple players and coaches selected for the Asian Games training team. Our development pipeline has also produced record-setting player transfers, such as a RMB 12 million KPL transfer fee.

As of December 31, 2024, we had 25 active participants in our youth training programs. Training durations before pro team promotion typically range from six to 24 months. Our holistic approach strengthens team cohesion and player loyalty while supporting sustainable competitive performance.

Sources of Revenue of Our Esports Teams

Our esports teams currently generate revenue through a combination of sources, including:

●	Prize money. Our esports teams compete in tournaments across a broad portfolio of video game titles and earn tournament winnings based on performance.

●	Revenue sharing with leagues. While the specifics of the revenue sharing model vary depending on the specific league and teams involved, we typically share league revenue generated from various channels, such as sponsorships, advertisements, media rights, game props, and ticket sales. The revenue is split between the league and teams within the league, with the league taking a portion for their costs and expenses and the rest distributed to teams generally based on factors such as team performance, popularity, and event location. We also sell season tickets to matches held in our home courts.

●	Athlete transfer and rental fees. We derive revenue from the transfer and rental of our athletes. The athlete transfer and rental fees can be significant sources of revenue for us, especially for top-level players. Certain transfer or rental agreements may also include performance-related bonuses, such as bonuses for various in-game stat goals or games played, which can generate additional revenue for us.

●	Sponsorship and advertising fees. Our esports teams partner with brands and advertisers to promote their products and services to our highly engaged and tech-savvy fan base. This includes traditional sponsorships, such as having the brand’s logo displayed on our player’s jerseys, our websites and social media platforms, as well as more innovative advertising campaigns, such as in-game sponsorships. For example, brands can sponsor our athletes’ in-game characters by having such characters wear clothing or use equipment featuring the brand’s logo.

●	Live streaming revenue. Our esports teams collaborate with live streaming platforms from time to time to provide live streaming services featuring our athletes and more. Our esports teams thus receive live streaming revenue from the platforms which primarily includes signing fees and a share of the revenue generated from virtual gifts given to our athletes during live streaming.

●	IP licensing. We grant a third-party licensee permission to use the Ninjas in Pyjamas brand and related intellectual property to sell digital goods such as game props, skins or stickers in exchange for an agreed IP licensing fee.

●	Sales of branded merchandise. We offer a wide range of esports branded merchandise featuring our esports teams and athletes to fans.

Talent Management Business

We launched our talent management business in 2021 under the eStar Entertainment brand. We incubate and represent online entertainers and help them create and distribute diversified, engaging esports-and gaming-related content for live streaming and other online entertainment platforms, as well as engage in other commercialization activities. We also provide entertainment marketing and consulting services to global corporate brands.

We have a proven track record of connecting our online entertainers with global brands to create revenue opportunities and successful, sustained partnerships, including endorsements, appearances, peripherals, and digital and equity partnerships. We will continue to leverage and build momentum to further grow our advertising business, offering one-stop shop services to help sponsors and advertisers capture views throughout the esports value chain.

Our Online Entertainers

Our talent management business provides athletes with a career beyond esports. While the average playing career length of esports athletes is typically five to eight years, according to the Frost & Sullivan Report, a career as online entertainer can be substantially longer. The loyalty and strong bond we create with our athletes through their esports careers contribute to their continued cooperation with us as online entertainers. Many of our athletes who choose to sign with our talent management agency have expanded their footprints into the broader entertainment industry.

We focus on developing our esports athletes into successful online entertainers, while also actively recruiting high-potential talents outside our ecosystem, including retired players, amateur streamers, and lifestyle creators. Backed by our strong brand and deep roots in esports, we attract top-tier entertainers and build long-term partnerships. As of December 31, 2024, we had over 36,000 signed online entertainers, reaching more than 33 million audience members and 66 million social media followers across platforms. Our portfolio includes top streamers such as Yilong “Sao Yi” Zhou, with over 1.7 million followers on Douyu, and Yang “Liu Taiyang” Liu, a lifestyle content creator with over 6.8 million followers across platforms.We have also attracted celebrities from the greater entertainment world to our organization. In 2020, Jackson Wang, one of the world’s most famous pop idols and one of the most followed male artists on Instagram with approximately 32 million followers as of the date of this annual report, joined us as a partner and beneficial shareholder.

Cross-Platform Reach

Our online entertainers generate a full range of content from live streaming to short videos, covering popular game titles such as Honor of Kings, League of Legends, Crossfire, DNF, Naraka: Bladepoint, and Game for Peace. We have long-term cooperative relationships with major live streaming and other online entertainment platforms, such as Youtube, Douyu, Huya, Douyin and Kuaishou, helping them build vibrant communities where viewers can interact with each other and entertainers. Our online entertainers help platforms grow by attracting new viewers and boosting user engagement through their engaging content. At the same time, they benefit from our strong brand, esports teams, and event production resources to secure brand partnerships and unlock commercial opportunities across the esports ecosystem.

Talent Development System

We offer comprehensive operation and marketing services to support the growth of online entertainers. For newcomers, we provide training on streaming norms and content creation. As they progress, we help them attract fans and build lasting brand partnerships. As of December 31, 2024, our 64-member talent development team also offers ongoing guidance on public image, social media behavior, and crisis response. In January 2025, we expanded our capabilities through a partnership with Optics Valley Traffic Company to co-develop a digital entertainment hub in Wuhan, featuring live streaming facilities, influencer-themed districts, and esports training centers—further strengthening our infrastructure for talent incubation and growth.

Sources of Revenue of Our Talent Management Business

Our talent management business currently generates revenue from a variety of sources, including:

●	Live streaming revenue. Live streaming has been one of most popular ways for online entertainers, and in particular esports athletes, to connect with fans. We help our entertainers manage and monetize their streams and share live streaming revenue from platforms with them.

●	Advertising revenue. Our entertainers can incorporate advertisements or product placement into their videos and other content. We receive a share of the advertising revenue generated from such content.

Event Production Business

Our eStar Event business is our event production arm based in Wuhan, China, offering industry-leading event production services to game developers and publishers, live streaming platforms and other institutions. We operate a broad range of local and nationwide esports events, including esports matches, professional tournaments, and esports-inspired digital art exhibitions, all leveraging state-of-the-art gaming media and technology.

Flagship Events and Collaborations

We have hosted numerous high-profile esports events, such as the LPL 2021 Summer Split and KPL 2021 Spring Split home court matches in Shenzhen and Wuhan, which were broadcast live on major platforms including Douyu, Huya, and Tencent Video, drawing tens of millions of peak concurrent viewers. We maintain a strong partnership with Tencent and have been recognized as a leading regional event service provider in 2020 and 2021. Notably, we organized regional and provincial selection matches for the Fifth Honor of Kings China-wide Competition in 2022, the higheCross-Industry Event Execution

Cross-Industry Event Execution

Our capabilities extend beyond esports. We support a wide variety of digital and traditional events for institutional and commercial partners. For example, we co-hosted the nationwide Digital Ice and Snow Games series in 2021 and 2022, combining virtual skiing simulation with esports-themed elements to promote traditional winter sports. These events included regional qualifiers and offline finals in Beijing and Wuhan, helping revitalize local tourism and increase public engagement with esports.st-tier non-professional league tournament authorized by Tencent.

Brand Partnerships and Custom Events

We also work closely with consumer brands to design and execute tailored esports events aimed at targeted demographics. In 2022, we partnered with BYD Auto to deliver a nationwide Honor of Kings campus tournament campaign, attracting over 5,000 participants from more than 280 universities across China. Many of these events were held in high-traffic commercial districts to maximize visibility and brand exposure.

Event Planning and Management

Our event production services include event planning and management, live content capturing and production, and full-scale technical support. We handle the complete event lifecycle—from theme development and venue selection to referee coordination, scheduling, and logistics. Our production team uses high-quality equipment to capture gameplay, player interactions, and real-time statistics, enhancing the viewer experience through special effects and commentary.

Live Content Capturing and Production

We operate a full suite of in-house audio, lighting, and video systems, supported by an experienced technical team. Our capabilities include stage design, equipment setup, system testing, and real-time troubleshooting. This ensures seamless execution and immersive on-site and online experiences for spectators.

Sources of Revenue of Our Event Production Business

Our event production business currently generates revenue primarily from service fees for planning, creating, operating and managing a broad spectrum of events. We also generate revenues from brands and advertisers who pay us to sponsor events or advertise during events. This can include product placement, signage, advertising on event websites or social medial channels, and other marketing opportunities associated with an event.

Other Business Lines

We are also actively exploring additional opportunities to supplement the organic growth of our core businesses, with a particular focus on the following areas:

●	Game publishing. In September 2024, we established a dedicated game publishing division focused on esports-oriented titles while also exploring opportunities across various game categories, including mini-games for social media platforms, mobile games, and PC games. This diversified approach allows us to cater to a broad spectrum of player preferences and adapt to emerging market trends, enhancing our competitiveness in the gaming industry. Leveraging our integrated ecosystem—including esports teams, event production, and talent management—along with our deep gaming expertise, extensive content distribution network, and a seasoned publishing team, our game publishing division is well-positioned to bring new titles to market and redefine traditional games as immersive, competitive experiences. This enables us to generate revenue from both game sales and distribution while building a more connected and dynamic gaming environment.

●	Gaming-themed hospitality. In August 2024, we entered into a seven-year strategic partnership with Homeinns Hotels Group (“Homeinns”), a leading hospitality company in China, to establish a joint venture focused on the development and operation of Gaming-themed hotels. By combining our deep esports insights and design philosophy with Homeinns’ property resources and operational expertise, the joint venture aims to set new standards in the esports hotel sector, offering immersive experiences that blend technology, comfort, and community. These hotels will serve as physical extensions of our brand, monetizing fandom, fostering community engagement, and providing travelers in China with a unique hospitality experience tailored to the lifestyle and preferences of the esports community.

●	Gaming Entertaiment. In 2024, our event production division successfully organized several large-scale music festivals, marking our expansion into broader entertainment formats beyond esports. In April 2025, we established a joint venture focused on music festivals and live events. This move allows us to further engage with younger audiences through high-impact cultural experiences while creating new monetization opportunities across ticketing, sponsorship, and IP licensing. We expect to host around 10 music festivals across major and regional cities in China in 2025, each expected to draw a significant number of attendees. As music festival attendance grows rapidly in China, we see strong demographic overlap between festivalgoers and our gaming community—presenting meaningful branding synergies across our digital entertainment ecosystem. We are scaling these initiatives with a focus on self-funding to enhance profitability and drive long-term growth.

Growth strategy & Initiatives

To complement the organic growth of our core business segments, we are executing a clear, multi-pronged strategy focused on geographic expansion, revenue diversification, and strategic investments and acquisitions. These initiatives are designed to scale our ecosystem, unlock new monetization opportunities, and reinforce our leadership across key markets in gaming and esports.

Global Expansion

We are strategically expanding our global footprint, with particular focus on the high-growth markets of the Middle East and North Africa (MENA) and Asia, while continuing our presence in North America and Europe:

●	MENA. In partnership with the Abu Dhabi Investment Office (ADIO), we are establishing our global headquarters in Abu Dhabi, supported by a US$40 million commitment over four years, along with additional subsidies and facilities support. This collaboration has opened up many commercial conversations globally, laying the groundwork for new monetization opportunities. Our headquarters in Abu Dhabi has also helped generate local jobs and fund our broader growth ambitions. As we scale up these initiatives, we’ve strengthened our emphasis on talent development and competitive excellence, aiming to establish ourselves as the leading esports organization in the region.

●	Asia. China remains a strategic priority, with continued leadership through Ninjas in Pyjamas and eStar Gaming. To enhance our event production capabilities, we are relocating the headquarters of our event production division to Guangxi, where we are set to receive government subsidies in support of our operations. This strategic move strengthens our ability to deliver high-quality events while aligning with local development priorities. Beyond China, we are actively exploring growth opportunities in Southeast Asia, particularly in the areas of esports and event production, to extend our presence across the region.

Revenue Diversification Through New Verticals

To diversify our revenue, we are expanding into new verticals that complement our core esports business. These include game publishing, where we leverage our ecosystem to bring competitive titles to market; gaming-themed hospitality, where our joint venture with Homeinns will deliver immersive esports hotels in China; and gaming entertainment, where we are scaling up music festivals and live events through a new joint venture. Together, these initiatives help us unlock new growth opportunities, enhance brand engagement, and build a more connected entertainment ecosystem.

Our Sponsors and Advertisers

We provide our marketing partners truly global sponsorship opportunities, allowing them to cultivate fans across the world without being limited by geography. Our sponsorship portfolio includes premier brands such as FILA and Red Bull. Our established global presence across Sweden, Brazil and China serves as a strong foothold to provide internationalized marketing solutions in the esports ecosystem in which we operate and beyond. Leveraging our esports competition and event production capabilities and network of game developers and promoters and online entertainers, we can create and execute innovative and diverse solutions to achieve the marketing goals of the brands and sponsors we partner with.

The brand power of Ninjas in Pyjamas and eStar Gaming is particularly important to our marketing initiatives and our ability to gain traction in the industry and engage marketing partners. As we have grown our fan base and brand recognition and expanded our global footprint, we have become an attractive marketing partner for companies around the world. Over the years, we have broadened our sponsorship portfolio from primarily gaming-centric brands to mass-market sponsors spanning across the tech, computer hardware, retail and consumer, and finance industries.

Marketing

We promote our esports-centric services and content and enhance our brand awareness through our website and social media accounts, and by sponsoring and participating in esports events. We also display our logos and play promotional videos for our business at esports tournaments we participate in. Our online entertainers also promote our brand and the esports events we participate in through their own live streams and social media accounts. We also engaged in online marketing and brand promotion activities such as collaborating with other popular brands, search engines, social media platforms and short-form video platforms. In addition, we also participate in various gaming expos and conferences, such as the Tencent esports annual conference and ChinaJoy, or China Digital Entertainment Expo & Conference, the largest gaming and digital entertainment exhibition held in Asia.

Data Security and Privacy

We have access to and store certain data concerning our players, business partners and employees in the ordinary course of business. We also occasionally have access to limited data concerning online and offline viewers of our esports events, which is shared to us by third parties who collected and compiled the data. We have developed an internal policy to govern data security and how we may use and share data, to preserve individual personal information and privacy. We have a team of professionals who are dedicated to the ongoing review and monitoring of data security practices. We encrypt and store any personal data we collect on third-party cloud servers, which are protected by advanced anti-hacking measures and firewalls. We collect personal information in accordance with applicable laws and regulations as well as our own privacy policies, which are amended from time to time. To minimize the risk of data loss, we conduct regular data backup and data recovery tests. We have data disaster recovery procedures in place.

We utilize a variety of technology solutions to detect risks and vulnerabilities in user privacy and data security, such as encryption, firewall, vulnerability scanning and log audits. We have established stringent internal protocols under which we grant classified access to encrypted personal data only to limited number of employees with strictly defined and layered access right, to ensure that data will not be accessed or disclosed improperly. In addition, we conduct regular stress tests performed by our information security department as well as third-party testing agencies. For a discussion of risks relating to data security and privacy, see “Item 3. Key Information—3.D. Risk Factors — Risks Related to Our Business and Industry — Our business is subject to a variety of laws and regulations of the PRC, the European Union member states, the Cayman Islands and other international jurisdictions, including those regarding cybersecurity, economic substance, data protection and data privacy. Any failure to comply with such current or future laws and regulations, could adversely affect our business and reputation.”

Intellectual Property

We rely on a combination of copyright, trademark, domain name, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2024, we had 291 registered trademarks, registered copyrights to one piece of creative work and 16 pieces of software, and three domain names.

Competition

Esports is an emerging industry globally. Our business is rapidly evolving and we compete against a vast variety of fragmented firms across multiple industries, including well-established esports clubs, players in the talent management agency industry, traditional sports leagues, providers of event production services, and new entrants challenging our position in the esports and gaming industry. We compete to attract and retain participants in the esports and gaming industry, such as game developers and publishers, brands and sponsors, talented online entertainers, and esports gamers and audience.

Our competitors may compete with us in a variety of ways, including by providing better and more innovative esports services, offering more monetization opportunities, creating high-quality and more diverse content, fulfilling the evolving preferences of our target consumers, as well as conducting brand promotions and other marketing activities. While we believe that we compete favorably across these factors taken as a whole, new competitors will likely continue to emerge, and these competitors may have greater financial resources or brand awareness than we do.

Insurance

We maintain standard benefit plans required by PRC laws and regulations, including pension insurance, medical insurance, workplace injury insurance, unemployment insurance, and maternity insurance. We believe our insurance coverage for our Swedish subsidiary and its representatives to be adequate, taking its business and risks of operations into account. For a discussion of risks relating to our insurance coverage, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our insurance may not sufficiently cover, or may not cover at all, losses and liabilities we may encounter during the ordinary course of operation.”

We consider our insurance coverage to be sufficient for our business operations and is consistent with customary industry practice in Sweden and China. We periodically review our insurance coverage to ensure that it remains to be sufficient.

Corporate Social Responsibility

We regard corporate social responsibility (CSR) as a key pillar of our business strategy. Since our inception, we have implemented a wide range of CSR initiatives to drive a positive impact on society. Our CSR efforts focus on four key areas: environmental stewardship and climate action, community engagement through esports, youth development and empowerment, and diversity, inclusion, and accessibility. Through strategic partnerships and impactful programs, we aim to drive meaningful change across these areas. By actively participating in charitable initiatives aligned with our core values, we strive to contribute to the sustainable growth of the global esports community and society at large.

Environmental Stewardship and Climate Action

As part of our commitment to sustainable development, we actively collaborate with the World Wide Fund for Nature (WWF) to support the global Earth Hour campaigns. Earth Hour is a significant global initiative that encourages people around the world to power down their electronics as a symbolic gesture of support for nature and the planet. As part of our environmental efforts, our esports players have taken initiatives on social media platforms, promoting environmental protection practices. These include advocating for the use of durable alternatives to single-use products, encouraging walking or cycling instead of relying on cars, and promoting upcycling as a creative way to repurpose unused or unwanted items. Additionally, we partner with the Wuhan Baiji Conservation Foundation to protect endangered species in China, particularly the Yangtze finless porpoise, which we have chosen as our cherished mascot. Our European subsidiary Ninjas in Pyjamas demonstrated its environmental commitment by attending both COP27 and COP28 in consecutive years, and signing the Sustainable Web Manifesto. We also launch sustainably-made products through partnerships with climate-positive lifestyle brands.

Community Engagement through Esports

We actively leverage esports for meaningful social impact through various initiatives. In September 2024, we co-hosted a League of Legends Charity Tournament in Shenzhen, China, which culminated in donations of supplies to the local Social Welfare Center. Our global charitable engagement includes our European team’s participation in the Gamers Without Borders CS:GO tournament in 2021, where we finished in the top 6, contributing to international humanitarian causes. In our commitment to education support, we established the “eStar Art Classroom” at an elementary school in rural Yichang, Hubei Province of China in May 2022. Later that year, one of our esports player donated drone teaching kits to an elementary school in Zhengzhou, providing students with hands-on learning experiences in science and technology. In support of youth health, we partnered with the Chinese Association on Tobacco Control on World No Tobacco Day, May 31, 2024, collaborating with medical experts to promote youth tobacco prevention and create a clean, healthy, and smoke-free environment for future generations.

Youth Development and Career Empowerment

We empower young people through impactful programs designed to nurture talent, build skills, and open up future career paths. The Shenzhen Esports Talent Development Program, launched in 2022, has attracted over 13,000 participants with online viewership reaching nearly 3 million. In 2024, the program expanded to include training for casters and hosts, providing broader career opportunities in esports. To bridge understanding between generations, we launched the “Parents’ Inbox” initiative in September 2024, collaborating with local media and esports associations to offer free consultations and resources to help parents better understand career opportunities in esports and support their children’s aspirations. Our commitment to regional development was further demonstrated through the “Esports Culture University Tour” at Hong Kong Baptist University in April 2024, where we shared insights on club operations and event planning. In recognition of his commitment to youth development, our Chairman and CEO Mario Ho was appointed as the first entrepreneurship mentor by the Macao Youth Development Service Center in September 2024.

Diversity, Inclusion and Accessibility

We emphasize diversity and inclusion through various structured initiatives. In September 2022, we launched our first all-female team in CS:GO, demonstrating our commitment to creating opportunities for women in esports. In July 2024, we partnered with the Wuhan Disabled Persons’ Federation in China to host the “2024 Wuhan Disabled Esports Promotion Event,” providing tailored training for over 20 participants. Our collaboration extended to the “Empowering Dreams, Employment First” Exhibition in December 2024, where we established a long-term partnership with the Federation to create inclusive job opportunities and enhance workplace accessibility for persons with disabilities.

Regulation

Regulations on Esports

The Provisional Regulations on Esports Management, which was promulgated by General Administration of Sport of China and came into effect on July 24, 2015, provided that any international and national esports events that are not organized by the Sports Information Center of the General Administration of Sport of China, including commercial, mass, non-profit esports events, do not need approval or permit, and any legal entity can host such esports events.

Regulations on Commercial Performance

China

In accordance with the Regulations for the Administration of Commercial Performances (Revised in 2020), which was promulgated by State Council on July 7, 2005, and thereafter amended on July 22, 2008, July 18, 2013, February 6, 2016, and November 29, 2020, respectively, foreign investors may legally establish performance brokerage agencies within the territory of the PRC. To engage in commercial performance business activities, a performance brokerage agency shall have three or more full-time performance brokers and funds for the relevant business and shall file an application with the culture administrative department of the people’s government of a province, autonomous region or centrally administered municipality. The culture administrative department shall make a decision within 20 days from the receipt of the application; where an approval is given, a commercial performance permit shall be issued. No entity or individual may counterfeit, alter, rent, lend, buy or sell any commercial performance permit, approval document or business license. Furthermore, if a performance brokerage agency engaged in any commercial performance business activity without such permit, the culture administrative department of the people’s government at county level shall ban the agency, confiscate its performance equipment and illegal proceeds, and impose a fine in the range of eight to ten times of its illegal proceeds. Where there are no illegal proceeds or the illegal proceeds are less than RMB10,000, a fine from RMB50,000 to RMB100,000 shall be imposed.

On August 28, 2009, the Ministry of Culture promulgated the Implementation Rules to the Administrative Regulations on the Commercial Performance, which was last amended on May 13, 2022 with immediate effect, further provides that the commercial performance provided in the Administrative Regulations on the Commercial Performance refers to the on-site cultural and artistic performances to the public for the purpose of making profits with methods including selling tickets or getting sponsors, paying or remunerating performing entities or individuals, using the performances as a medium for promotions or for promoting sale of products and in other profitable forms.

On August 30, 2021, the MCT published the Internet Performance Brokerage Agencies Measures, according to which an internet performance brokerage agency shall obtain a commercial performance license, not promote their hosts by encouraging virtual gifting with rankings and fake advertisements, and not falsely induce users to consume user tokens or provide virtual gifting. A fine within the range of eight to ten times of the illegal proceeds and confiscation of illegal proceeds might be imposed on agencies engaged in commercial performance activities without approval. The MCT gives a grace period of 18 months, or until February 28, 2023, for online performance talent management agencies to obtain the license. On October 10, 2022, such grace period was further extended to February 29, 2024, according to an announcement by the MCT.

On December 13, 2021, the MCT issued Measures for the Administration of Performance Brokers, which came into effect on March 1, 2022, and provides that performance brokers activities include performance organization, production, marketing, performance intermediary, agency, commission trade, actors’ signing, promotion, agency and other activities. Persons engaged in performance brokerage activities within the territory of the PRC shall pass the performance brokerage qualification examination and obtain the performance brokerage qualification certificate.

Sweden

Sweden has enacted the Public Order Act (1993:1617), which contains provisions on public gatherings and events and the conditions for organizing such gatherings or events. The Public Order Act thus imposes restrictions on the fundamental right to organize meetings and to conduct demonstrations guaranteed in the Swedish constitution, with the purpose to ensure the gathering is peaceful and safe for the participants, and to ensure the maintenance of law and order.

Competitions and sports shows are considered to be public events, to the extent such events are held in a public place or a place accessible to the public. The fact that an entrance fee must be paid in order to enter the area where the event is held, does not affect the assessment of whether the place is considered to be accessible to the public. However, if the event is limited to certain invited guests or members of a certain association, such an event would typically not be considered to be a public gathering or assembly.

A license is only required to host public events held in public places. Arenas are typically not considered to be public spaces, and thus do not require any license. Nevertheless, when a public event is held in an area covered by a zoning plan, the police authority must be notified of the event. This notification obligation also applies where a public event is held outside, and where there, due to the high number of expected participants, are risks that public order is disrupted, that safety is jeopardized or that the nearby area or traffic is disturbed. Notifications shall be made orally or in writing no later than five days prior to the public event.

Regulations on Hosting Large-Scale Mass Activities

China

On September 14, 2007, the State Council promulgated the Regulations for the Security Administration of Large-Scale Mass Activities, which became effective from October 1, 2007, regulates that organizers of large-scale mass activities like sports events, concerts and performances are responsible for such activities’ security and should apply for security permits in advance if such activities with more than 1,000 participants, a violation of which will cause fine and confiscation of illegal gains by the authorities.

Sweden

There is no legislation in Sweden specifically regulating hosting of large-scale mass activities. With regard to legislations covering public gatherings and events, please refer to the section on “Regulations on Commercial Performance” above.

Regulations on Production and Operation of Radio and Television Programs

China

On August 8, 2022, the National Radio and Television Administration, or the NRTA, promulgated a draft of Regulations on the Administration of Production and Operation of Radio, Television and Internet Programs for public consultations, which expanded the application scope of the license to include brokerage agencies organizing actors, streamers, etc. to engage in program productions. Any foregoing entities that engage in the production of radio and television programs are required to apply for a license from the NRTA or its local level counterparts. Since the Regulations on the Administration of Production and Operation of Radio, Television and Internet Programs has not been formally adopted as of the date of this annual report, the revised draft (especially its operative provisions) and its anticipated adoption or effective date are subject to further changes with substantial uncertainty.

Sweden

The Swedish Press and Broadcasting Authority distinguishes between five different types of internet media: websites and databases, web television and web radio, video on demand, podcast radio, and newsletters. Every type of media comes with its own set of rights and obligations, of which some require registration with the Swedish Press and Broadcasting Authority. Failure to fulfill the registration obligation can result in an injunction subject to penalties. In some cases, when registering, as a provider of any of the categories of internet media, it is also necessary to register a publisher. Failure to comply can result in a fine or, in the most extreme cases, constitute criminal conduct for which monetary fines and imprisonment may be imposed. Additionally, online entertainers and on-demand video providers must ensure that recipients of their services always have easy access to identifying information, such as the name of the organization,geographical as well as e-mail addresses, and information on the competent supervisory authority. Failure to provide the information may result in an injunction possibly combined with penalties.

Streaming and on-demand video services might also fall under the Swedish Radio and Television Act (2010:696), regulating radio and television broadcasts and on-demand television in Sweden, based on where the media service will be considered established. The Swedish Radio and Television Act contains rules on the content of broadcasts, advertising, sponsorships and product placement, as well as rules regarding accessibility for individuals with disabilities. Failure to comply with these rules may result in penalties, ranging from SEK 5,000 to SEK 5,000,000, however, never greater than 10% of the relevant undertaking’s annual turnover based on the previous financial year.

Regulations on Internet Security and Data Security

China

On July 30, 2021, the State Council issued the Security Protection Regulations of Critical Information Infrastructure (the “CII Regulations”), which came into effect on September 1, 2021. Pursuant to the CII Regulations, “critical information infrastructures” refers to important network facilities and information systems of important industries and sectors such as public communications and information services, energy, transport, water conservation, finance, public services, e-government, and science and technology industry for national defense, as well as other important network facilities and information systems that may seriously endanger national security, national economy and citizen’s livelihood and public interests if they are damaged or suffer from malfunctions, or if any leakage of data in relation thereto occurs. Competent authorities as well as the supervision and administrative authorities of the above-mentioned important industries and sectors are responsible for the security protection of critical information infrastructures (the “Protection Authorities”). The Protection Authorities will establish the rules for the identification of critical information infrastructures based on the situations of the industry and report such rules to the public security department of the State Council for record. The following factors must be considered when establishing identification rules: (i) the importance of network facilities and information systems to the core businesses of the industry and the sector; (ii) the harm that may be brought by the damage, malfunction or data leakage of, the network facilities and information systems; and (iii) the associated impact on other industries and sectors. The Protection Authorities are responsible for organizing the identification of critical information infrastructures in their own industries and sectors in accordance with the identification rules, promptly notifying the operators of the identification results and reporting to the public security department of the State Council. These provisions were newly issued, and detailed rules or explanations may be further enacted with respect to the interpretation and implementation of such provisions, including rules on identifying critical information infrastructures in different industries and sectors.

On November 7, 2016, the Standing committee of the NPC, or the SCNPC, promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires network operators to comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. The Cyber Security Law further requires network operators to take all necessary measures in accordance with applicable laws, regulations, and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to cyber security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

On December 28, 2021, the CAC published the Revised Measures for Cybersecurity Review (the “Revised CAC Measures”), which became effective on February 15, 2022, and superseded the Measures for Cybersecurity Review promulgated on April 13, 2020. The Revised CAC Measures provides that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities which affect or may affect national security, must apply for cybersecurity review. The Revised CAC Measures also provides that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which has taken effect in September 2021. The Data Security Law introduces a data classification and hierarchical protection system based on the materiality of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of persons or entities when such data is tampered with, destroyed, divulged, or illegally acquired or used. It also provides for a security review procedure for the data activities which may affect national security. On November 14, 2021, the CAC published the Administrative Regulations on Internet Data Security (Draft for Comments) (the “Draft Regulations on Internet Data Security”) for public comments, which specified that data processors who process the personal information of more than one million individuals and seek to go public overseas shall apply for cybersecurity review. On September 24, 2024, the State Council published the Administrative Regulations on Internet Data Security (the “Regulations on Internet Data Security”), which became effective on January 1, 2025. The Regulations on Internet Data Security reiterates the general regulations for cyber data processing activities, rules of personal information protection, important data security protection, network data cross-border transfer management, and the responsibilities of internet platform service providers. In addition, unlike the Draft Regulations on Internet Data Security, the officially promulgated Regulations on Internet Data Security does not specifically include the requirement that cyber data processing entities seeking an overseas listing that affects or may affect national security should apply for a cybersecurity review. Instead, the Regulations on Internet Data Security generally provides that cyber data processors whose cyber data processing activities affect or may affect national security shall be subject to national security review in accordance with the relevant regulations. The Regulations on Internet Data Security is relevantly new and there is no further explanation or interpretation on what kind of activities “affect or may affect national security” under the Regulations on Internet Data Security yet.

On July 7, 2022, the CAC has promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which takes effect on September 1, 2022, and requires that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to the relevant law to an overseas recipient shall conduct security assessment. The Measures for the Security Assessment of Cross-border Data Transfer provides four circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of cross-border data transfer. These circumstances include: (i) where the important data are transferred to an overseas recipient; (ii) where the personal information is transferred to an overseas recipient by an operator of critical information infrastructure or a data processor that has processed personal information of more than one million people; (iii) where a data processor provides personal information to an overseas recipient if such data processor has already provided overseas the personal information of 100,000 people or sensitive personal information of 10,000 people since January 1 of the preceding year; or (iv) other circumstances under which security assessment of outbound data transfer is required as prescribed by the national cyberspace administration.

On July 6, 2021, the General Office of the CPC Central Committee, and the General Office of the State Council jointly promulgated the Opinions on Strictly Combatting Illegal Securities Activities in Accordance with the Law (the “6 July Opinion”), which called for the enhanced administration and supervision of overseas-listed China-based companies, proposed to revise the relevant regulation governing the overseas issuance and listing of shares by such companies and clarified the responsibilities of competent domestic industry regulators and government authorities. Furthermore, along with the promulgation of the 6 July Opinion, overseas-listed China-based companies are experiencing a heightened scrutiny over their compliance with laws and regulations regarding data security, cross-border data flow and management of confidential information from PRC regulatory authorities. Such laws and regulations are expected to undergo further changes, which may require increased information security responsibilities and stronger cross - border information management mechanism and process. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the CSRC or any other PRC government authorities in such respect.

On August 20, 2021, the Standing Committee of the National People’s Congress issued the PRC Personal Information Protection Law (the “Personal Information Protection Law”), which became effective on November 1, 2021, and sets forth detailed rules on handling personal information and legal responsibilities, including but not limited to the scope of personal information and the ways of processing personal information, the establishment of rules for processing personal information, and the individual’s rights and the processor’s obligations in the processing of personal information. The Personal Information Protection Law also strengthens the punishment for those who illegally process personal information.

The Law of the PRC on the Protection of Minors (2024 Revision), which took effect on April 26, 2024, added a new section entitled “Online Protections,” which stipulates a series of provisions to further protect minors’ interests on the internet, and together with the Opinions of the General Office of the MCT on Strengthening the Protection of Minors in the Online Cultural Market, provide, among others, live streaming service providers are prohibited from providing minors under age 16 with online live streaming publisher account registration services, and that they must obtain the consent from the minors’ parents or guardians and verify the identity of the minors before allowing minors aged between 16 and 18 to register a live streaming publisher account, and online service providers for products and services such as video or audio live streaming and social networking are required to establish management systems to manage viewing time, and monitor access authority and consumption for minors. Furthermore, on October 16, 2023, the State Council published the Regulations on the Online Protection of Minors, pursuant to which, cyber service providers that provide minors with information release, instant messaging and other services shall require the minors or their guardians to provide the real identity information of the minors. If the minors or their guardians refuse to provide the real identity information of the minors, cyber service providers shall not provide relevant services for the minors.

Sweden

On May 25, 2018, Regulation 2016/679 of the European Parliament and of the Council on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, otherwise known as the General Data Protection Regulation, or the GDPR, entered into force. The GDPR concerns the protection of personal data of natural persons with respect to its processing, imposing obligations on controllers and processors processing such personal data. The GDPR has a particularly wide scope of application, impacting any controller or processor with an establishment in the European Union, or the EU, and the European Economic Area, or the EEA, as well as controllers and processors outside the EU/EEA offering goods or services or monitoring the behavior of individuals in the EU/EEA. The obligations imposed on controllers and processors pursuant to the GDPR include that processing must be carried out on the basis of specified purposes and an applicable legal basis, implementing technical and organizational measures, providing transparent information on the processing activities to the individuals whose personal data is processed, facilitating these individuals’ rights as data subjects pursuant to the GDPR, ensuring that any outsourcing of personal data is held to an equivalent standard of data protection as provided by the GDPR, and to adhere to specific requirements for transmitting personal data to destinations outside the EU/EEA. Non-compliance with the GDPR may incur administrative penalties up to EUR 20,000,000 or 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher. The Swedish Authority for Privacy Protection is the regulatory authority tasked with enforcing the GDPR within Swedish jurisdiction. On May 19 2022, the Swedish Electronic Communications Act, or the ECA, was updated in accordance with Directive 2018/1972 of the European Parliament and of the Council establishing the European Electronic Communications Code, a legislative update of the previously applicable EU directive and the implemented Swedish act. The ECA imposes, amongst other things, privacy-related obligations on organizations placing cookies, pixels and other similar files on websites. The ECA, in combination with the GDPR, thus impacts digital direct marketing to customers and/or presumptive customers, as digital direct marketing activities must be carried out in compliance with both the ECA and the GDPR, as well as the Swedish Marketing Act which contains general rules for marketing practices. The Swedish Post and Telecom Authority is the regulator for the ECA. Penalties for non-compliance with the relevant sections of the ECA may incur monetary fines, in addition to administrative sanctions pursuant to the GDPR.

Regulations on M&A and Overseas Listings

China

In 2006, six PRC regulatory agencies, including the CSRC, jointly adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in 2009. The M&A Rules purport, among other things, to require an offshore special purpose vehicle controlled by PRC companies or individuals and formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval from the CSRC prior to publicly listing their securities on an overseas stock exchange. In 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by the offshore special purpose vehicle seeking CSRC approval of its overseas listing. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.

The M&A Rules also establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

On February 17, 2023, the CSRC released several regulations regarding the management of filings for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies together with 5 supporting guidelines (together with the Trial Measures, collectively referred to as the “New Regulations on Filing”). The New Regulations on Filing was formally implemented on March 31, 2023. Under New Regulations on Filing, a filing-based regulatory system has been applied to “indirect overseas offering and listing” of PRC domestic companies, which refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. According to the New Regulations on Filing, if the issuer meets the following conditions at the same time, its offering and listing shall be deemed as an “indirect overseas offering and listing by a domestic company”: (i) the revenues, total profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts and any index accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the main parts of business activities are conducted in PRC or its principal place of business is located in PRC, or the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC. In case of an overseas initial public offering or listing, it shall file with the CSRC within 3 working days after submitting the application documents for issuance and listing abroad. Domestic companies that have submitted a valid application for an overseas offering and listing but have not received consent from the overseas regulator or overseas stock exchange before implementation date of the New Regulations on Filing, the filing with CSRC shall be completed before the overseas offering and listing.

On February 24, 2023, four PRC regulatory agencies, including the CSRC, jointly promulgated the Provisions on Strengthening the Management of Confidentiality and Archives Related to the Overseas Issuance of Securities and Overseas Listing by Domestic Companies, or the Confidentiality and Archives Management Provisions relating to Overseas Listing, which has taken effect on March 31, 2023. In the overseas listing activities of domestic companies, as well as securities companies and securities service institutions providing relevant securities services hereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Sweden

Sweden does not currently have a foreign investment review regime in place. However, the Swedish Protective Security Act (2018:585), implemented on April 1, 2019, contains a specific regulation concerning the protection of infrastructure of potentially sensitive nature for security in Sweden. The Swedish Protective Security Act applies to all transfer of ownership and covers entities conducting security-sensitive activities. The Swedish Protective Security Act includes an explicit obligation on selling companies to examine if the transfer is suitable and thus assess and decide whether the business falls within the scope of the act. Entities falling within the scope of the act are required to proceed with a mandatory consultation process (i.e., filing).

Regulations on Corporation

The SCNPC on December 29, 1993, came into effect on July 1, 1994 and was last revised on December 29, 2023. Under the PRC Company Law, companies are generally classified into two categories, i.e. limited liability companies and companies limited by shares. Each a limited liability company or a company limited by shares is an enterprise legal person, and liable for its debts with all its assets. PRC Company Law is also applicable to foreign-invested companies, except otherwise set out in any other regulations.

Regulations on Anti-Monopoly

China

The Anti-Monopoly Law of the PRC promulgated by the Standing Committee of the National People’s Congress, or the Anti-Monopoly Law, which became effective on August 1, 2008 and thereafter amended on June 24, 2022 and came into effective on August 1, 2022, prohibits undertakings from monopolistic conducts such as:

●	Entering into monopolistic agreements, which means agreements or concerted practices to eliminate or restrict competition. For example, agreements for fixing or altering prices of goods, limiting the output or sales volume of goods, fixing the price of goods for resale to third parties, among others, unless such agreements satisfy the specific exemptions prescribed therein, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized undertakings. Sanctions against such violations include an order to cease the relevant activities, and confiscation of illegal gains and fines (from 1% to 10% of sales revenue in the preceding year, or a fine up to RMB500,000 if the intended monopolistic agreement has not been performed);

●	Abuse of dominant market position. For example, selling goods at unfairly high prices or purchasing goods at unfairly low prices, selling goods at prices below cost or refusing to trade with a trading party without any justifiable cause. Sanctions for such violations include an order to cease the relevant activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue in the preceding year); and

●	Concentration of undertakings which has or may have an effect of eliminating or restricting competition. Pursuant to the Anti-Monopoly Law and the Rules of the State Council on Declaration Threshold for Concentration of Undertakings as amended on September 18, 2018, require that the anti-monopoly agency (i.e., the State Administration for Market Regulation) shall be notified in advance of any concentration of undertaking if certain filing thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year) are triggered, and no concentration shall be implemented until the anti-monopoly enforcement agency clears the anti-monopoly filing.

On June 24, 2022, the Decision of the Standing Committee of the National People’s Congress to Amend the Anti-Monopoly Law of the People’s Republic of China, or the Decision to Amend the Anti-Monopoly Law, was adopted and became effective on August 1, 2022. The Decision to Amend the Anti - Monopoly Law strengthens the regulation on the internet platforms, requiring that undertakings shall not use data and algorithms, technologies, capital advantages, platform rules, and other means to engage in monopolistic conduct; and also escalates in full scale the administrative penalties for monopolistic conducts, for the failure to notify the anti-monopoly agencies on the proposed concentration of undertakings, the State Council Anti-Monopoly Enforcement Agency may order to reinstate the original status prior to the concentration and impose a fine up to ten percent of the operator’s last year’s sales revenue, provided that the concentration of undertakings has or may have an effect on excluding or limiting competition; if the concentration does not have the effect on excluding or limiting competition, a fine up to RMB5,000,000 may be imposed on operators. Since such provisions are relatively new, uncertain remains as to the interpretation and implementation of such laws and regulations.

Pursuant to the Anti-unfair Competition Law of the People’s Republic of China which was promulgated by the Standing Committee of the National People’s Congress of China on September 2, 1993 and most recently amended on April 23, 2019, unfair competition refers to that in its production and operating activities, the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-unfair Competition Law. Pursuant to the Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity, and adhere to laws and business ethics during market transactions. Operators shall not conduct misleading behaviors which may confuse consumers to take their commodities as the commodities of others or lead consumers to believe that there is a connection between their commodities and other persons. Operators shall not conduct any false or misleading commercial publicity in respect of the performance, functions, quality, sales, user reviews, and honors received of its commodities, in order to defraud or mislead consumers. Operators shall not help other operators to conduct false or misleading commercial publicity by organizing false transactions. Operators shall not infringe on trade secrets. Operators shall not fabricate or disseminate false or misleading information or damage the business reputation of the competitors or their goods. Operators engaging in production or operating activities online shall also abide by the provisions of the Anti-unfair Competition Law. No operator may, by technical means to affect users’ options, among others, commit the acts of interfering with or sabotaging the normal operation of online products or services legally provided by another operator. Operators in violation of the Anti-unfair Competition Law shall bear corresponding civil, administrative or criminal responsibilities depending on the specific circumstances.

On May 6, 2024, the SAMR issued the Interim Provisions on the Prohibition of Unfair Competition on the Internet, under which business operators shall not use the Internet, big data, algorithms or other technical means to commit traffic hijacking, interference, malicious incompatibility and other acts by influencing users’ choices or otherwise to impede or disrupt the normal operation of cyber goods or services legally provided by other business operators. Furthermore, business operators are not allowed to, including but not limited to, (i) fabricate or spread misleading information to damage the reputation of competitors, or (ii) make false or misleading commercial propaganda about the sales status, transaction information, business data, user evaluation, etc. in respect of the operators or their commodities, to deceive or mislead consumers or the relevant public. On November 22, 2022, the SAMR promulgated a draft of amendment to the Anti-unfair Competition Law for public consultations, which prohibits business operators to use data and algorithms, technologies, capital advantages, and platform rules to conduct unfair competitions.

Sweden

The Swedish Competition Act (2008:579) (Sw. Konkurrenslagen) is the legal framework prohibiting anticompetitive conduct through unlawful cooperation between undertakings and unlawful exploitation of market power by undertakings in a dominant position. Further, the Swedish Competition Act contains rules on the acquisition of undertakings as well as anticompetitive public sales activities. The Swedish Competition Act incorporates the substantive European competition rules into Swedish national law.

The Swedish Competition Authority (Sw. Konkurrensverket) applies Articles 101 and 102 of the Treaty on the Functioning of the European Union (Lisbon Treaty) in accordance with the Council Regulation (EC) No 1/2003 of 16 December 2002 on the implementation of the rules on competition laid down in Articles 81 and 82 of the Treaty, and subsequent amending acts. The current version of the Swedish Competition Act entered into force on November 1, 2008 and through this amendment the enforcement of the Swedish Competition Act became more effective and punitive damages became more deterrent. The Swedish Competition Act has subsequently been amended through several supplementary legislations, some of which have substantially extended the Swedish Competition Authority’s investigative powers.

The Swedish Competition Act prohibits undertakings from several types of anticompetitive conduct, such as:

●	Anticompetitive cooperation, for example when undertakings cooperate to prevent, restrict or distort competition. Agreements which have as their object or effect to fix prices of goods, limit output or sales volume of goods or share markets are typical examples of prohibited cooperation. For such violations, sanctions include the nullification of the agreement in its entirety and a risk of fines up to 10% of the turnover from the previous year of each of the involved groups. Additionally, the EU regulators apply broader EU block exemption regulations which, provided certain conditions are met, automatically exempt specified types of agreements from the prohibition. Importantly, the European Commission adopted the new Vertical Block Exemption Regulation and Vertical Guidelines in 2022, which substantially helps undertakings assess the compatibility of supply and distribution agreements with competition rules;

●	Abuse of a dominant market position, which may in particular consist of directly or indirectly imposing unfair purchase or selling prices or limiting production to the prejudice of consumers. Under EU and Swedish competition law, dominance alone is not prohibited, however the abuse of market power is. Sanctions for such violations include the nullification of the agreement in its entirety and a risk of fines up to 10% of each of the involved groups’ turnover from the previous year; and

●	Anticompetitive mergers that significantly impede effective competition in Sweden as a whole or in part of the country. This can be done in particular as a result of the creation or strengthening of a dominant position. The Swedish Competition Act contain turnover-based thresholds with regard to when an acquisition should be notified to the Swedish Competition Authority: (i) the combined aggregate turnover in Sweden of all the undertakings concerned in the preceding financial year exceeded SEK 1 billion, and (ii) at least two of the undertakings concerned had a turnover in Sweden the preceding financial year which exceeded SEK 200 million. If the turnover thresholds are met, parties are obliged to notify the transaction. The Competition Authority can under certain circumstances order a notification, even when there is no obligation to notify as the above thresholds are not met. The Swedish Competition Act does not contain any penalties directly tied to the failure to meet the mandatory notification obligation, however, the Competition Authority may order an acquiring undertaking to complete their notification under payment of a penalty.

The Swedish Competition Act was amended in early 2021 as a result of Directive (EU) 2019/1, which aims to harmonize the investigative and sanctioning powers of the European Competition Authorities in their enforcement of the EU Competition Rules. Through the amendment the authority is, inter alia, empowered to impose fines if undertakings do not co-operate with an investigation and it can issue infringement decisions.

Regulations on Value-Added Telecommunication Services

China

The Telecommunications Regulations of the PRC, or the Telecommunications Regulations, as promulgated by the State Council in 2000 and most recently amended in 2016, requires telecommunications service providers to obtain operating licenses prior to the commencement of their operations. The Telecommunications Regulations distinguish “infrastructure telecommunications services” from “value-added telecommunications services” and operators of value-added telecommunications services shall obtain value-added telecommunications business operation licenses from the Ministry of Industry and Information Technology, or the MIIT, or its provincial branches prior to the commencement of such services. According to the Catalog of Telecommunications Business, which was promulgated by the MIIT, on February 21, 2003 and amended by the MIIT on December 28, 2015 and June 6, 2019, the information services and the online data processing and transaction processing services fall within the value-added telecommunications services.

The Administrative Measures on Telecommunications Business Permits, which was promulgated by the MIIT on March 1, 2009, and amended on July 3, 2017, sets forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. The Administrative Measures on Internet Information Services, or the Internet Measures, promulgated by the State Council on September 25, 2000, and revised on January 8, 2011, requires that an operator of commercial internet information services must obtain a value-added telecommunications business operating license from the appropriate telecommunications authorities for its provision of such internet information services.

The NDRC and MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition), on September 6, 2024, to replace the previous negative list thereunder. According to the 2024 Negative List, the value-added telecommunications services (excluding e-commerce business, domestic multi-party communications, store-and-forward and call centers) fall into the “restricted” category. Foreign direct investment in telecommunications companies in mainland China is governed by the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001, and revised in 2008, 2016, 2022. The Provisions on Administration of Foreign-Invested Telecommunications Enterprises revised in 2022 abolishes the requirements of the main investor who must demonstrate a good track record and experience in operating a value-added telecommunication business and requires foreign-invested value-added telecommunications enterprises in mainland China to be established as Sino-foreign equity joint ventures, which the foreign investors may acquire up to 50% of the equity interests of such enterprise.

Regulations on Producing and Operating Radio and Television Programs Services

China

According to the Administrative Provisions on the Production and Operation of Radio and Television Programs which were promulgated by the State Administration of Radio, Film and Television, or the SARFT (the predecessor of the NRTA), on July 19, 2004, came into effect on August 20, 2004 and last amended on October 29, 2020, the State adopts a licensing system regarding the establishment of the institutions that produce and operate radio and television programs or engaging in production and operation of radio and television programs. License to Produce and Operate Radio or Television Programs shall be obtained for establishing institutions that produce and operate radio and television programs or engaging in production and operation of radio and television programs. The state encourages domestic social organizations, enterprises and institutions (excluding wholly foreign-owned enterprises, Sino-foreign equity joint venture enterprises or Sino-foreign cooperative joint ventures established in China) to establish institutions that produce and operate radio and television programs or engage in production and operation of radio and television programs. The license holders shall not alter, lease, lend, transfer, sell or forge in any form the License to Produce or Operate Radio and Television Programs. Those who violate the Administrative Provisions on the Production and Operation of Radio and Television Programs shall be penalized according to the Administrative Regulations on the Radio and Television. Any act that constitutes a crime shall be subject to prosecution for criminal responsibility.

Pursuant to the 2024 Negative List, the foreign investment in producing and operating radio and television programs services is strictly prohibited.

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names.

Copyright

China

The Copyright Law of the PRC, adopted in 1990 and revised in 2001, 2010 and 2020 respectively, or the Copyright Law, and its implementing regulations adopted in 2002 and amended in 2011 and 2013, provide that Chinese citizens, legal persons, or other organizations will, whether published or not, enjoy copyright in their works, which include music works. Copyright will generally be conferred upon the authors, or in case of works made for hire, upon the employer of the author. Copyright holders enjoy personal and economic rights. The personal rights of a copyright holder include rights to publish works, right to be named as the author of works, right to amend the works and right to keep the works intact; while economic rights of a copyright holder include, but not limited to, reproduction right, distribution right, performance right, information network dissemination right, etc. In addition, the rights of performers with respect to their performance, rights of publishers with respect to their design of publications, rights of producers with respect to their video or audio productions, and rights of broadcasting or TV stations with respect to their broadcasting or TV programs are classified as copyright-related interest and protected by the Copyright Law. The copyright holders may license others to exercise or assign all or part of their economic rights attached to their works. The license can be made on an exclusive or non-exclusive basis. With a few exceptions, an exclusive license or an assignment of copyright should be evidenced in a written contract. Pursuant to the Copyright Law and its implementing regulations, copyright infringers are subject to various civil liabilities, such as stopping infringing activities, issuing apologies to the copyright owners and compensating the copyright owners for damages resulting from such infringement. The damages should be calculated based on the actual loss suffered by the copyrights owner or the illegal income made by the infringer.

On May 18, 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information, as amended on January 30, 2013. Under these regulations, an owner of the network dissemination rights with respect to written works or audio or video recordings who believes that information storage, search or link services provided by an internet service provider infringe his or her rights may require that the internet service provider delete, or disconnect the links to, such works or recordings. The internet service provider who provides information storage space to recipients of its services to facilitate the provision by such recipient of works, performances and audio-video content to the public shall not be held liable for losses caused by any alleged infringement, provided that such internet service provider has deleted relevant works, performances and audio-video content after receiving a notice from the purported right holder, and the satisfaction of certain other conditions, including that (i) such internet service provider has specifically indicated that such information storage space is provided for the recipients of its services and the name, contact person information and network address of the of the network service provider have been made public; (ii) the works, performances and audio-video content provided by the recipients are not altered; (iii) the internet service provider is not aware and has no reason to be aware that the works, performances and audio-video content provided by recipients of its services are infringing; and (iv) the internet service provider does not derive economic benefits directly from the works, performances and audio-video content provided by the recipients of its services.

Sweden

The Swedish Copyright Act (1960:729), adopted on December 30, 1960, last revised on January 1, 2023, applies to literary or artistic works, including fictional or descriptive presentation in writing or speech, computer program, musical or scenic work, film works, photographic works or any other work of visual art, articles of construction art of applied art, or works that have been expressed in some other way, as well as maps and other descriptive works in drawing, graphics, or in plastic form. Insofar as computer programs are governed by the Swedish Copyright Act, it also applies to preparatory design material for computer programs. The creator or copyright-holder of any such work enjoys economic and moral rights to created works. Under the Swedish Copyright Act, copyright entails the exclusive right to dispose of the work by creating copies and by making it available to the public, in its original or altered state, in translation or adaption, in another literary or artistic form or in other technology. The Swedish Copyright Act applies e.g., to works created by Swedish citizens or by a person with a usual place of residence in Sweden, to works that were first published in Sweden or simultaneously in Sweden and abroad and film works whose producer has his registered office or his usual place of residence in Sweden. The copyright holders may license others to exercise or assign all or part of their economic rights attached to their works, whereas moral rights have to be addressed by, e.g., attribution of the copyright-holder. The license can be made on an exclusive or non-exclusive basis. With a few exceptions, an exclusive license or an assignment of copyright should be evidenced in a written contract. Pursuant to the Swedish Copyright Act, infringers of copyright are subject to various civil liabilities, such as ceasing infringing activities, indemnifying the copyright owners for damages resulting from infringement, and in the most extreme cases, criminal penalties including monetary fines or even imprisonment. The Swedish Copyright Act also include rules on collective license, which may be viewed as a relatively unique type of licensing. The collective license is a form of license concluded between a user of a copyright-protected work and an organization that represents a number of Swedish copyright-holders. A collective license gives the user the right to use works of the type which any particular collective license refers to, even though the copyright-holders of the works are not represented by the particular collective license organization.

Trademark

China

According to the Trademark Law of the PRC, adopted in 1982 and latest amended in 2019, as well as the Implementation Regulation of the Trademark Law of the PRC adopted by the State Council in 2002 and subsequently amended in 2014, registered trademarks are granted a term of ten years which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements shall be filed with the Trademark Office for record. Conducts that shall constitute an infringement of the exclusive right to use a registered trademark include but not limited to: using a trademark that is identical with or similar to a registered trademark on the same or similar goods without the permission of the trademark registrant, selling goods that violate the exclusive right to use a registered trademark, etc. Pursuant to the Trademark Law of the PRC, in the event of any of the foregoing acts, the infringing party will be ordered to stop the infringement immediately and may be fined; the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement.

Sweden

According to the Swedish Trademark Act (2010:1877), registered trademarks are granted a term of ten years which may be renewed for consecutive ten years periods by the trademark owner. A trademark license agreement may, upon request, be filed with the Swedish Intellectual Property Office for record - keeping. Conducts that shall constitute an infringement of the exclusive right to use a registered trademark include, but are not limited to, using a trademark that is identical with or similar to a registered trademark on the same or similar goods without the permission of the trademark registrant and selling goods that violate the exclusive right to use a registered trademark. An infringing party may be ordered to cease the infringement immediately at the risk of a fine and any counterfeit goods may be confiscated. The infringing party may also be held liable for the right holder’s damages and may also be held criminally liable.

Domain Name

China

In China, the administration of PRC internet domain names is mainly regulated by the MIIT, under supervision of the China Internet Network Information Center, or CNNIC. On August 24, 2017, the MIIT promulgated the Measures on Administration of Internet Domain Names, which became effective as of November 1, 2017 and replaced the Measures on Administration of Domain Names for the Chinese Internet issued by the MII on November 5, 2004, which adopt “first to file” rule to allocate domain names to applicants, and provide that the MIIT shall supervise the domain names services nationwide and publicize PRC’s domain name system. On June 18, 2019, the CNNIC issued a circular to authorize a domain name dispute resolution institution acknowledged by the CNNIC to decide relevant disputes. On January 1, 2018, the Circular of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services issued by the MIIT became effective, which stipulates that an internet access service provider shall, pursuant to requirements stated in the Anti - Terrorism Law of the PRC and the Cybersecurity Law of the PRC, verify the identities of internet -based information service providers, and the internet access service providers shall not provide access services for those who fail to provide their real identity information.

Sweden

In Sweden, the administration of Swedish internet domain names is regulated by the Swedish Act on National Top-level Domains (2006:24) under the regulatory oversight of Swedish Post and Telecom Authority. The regulatory activities are primarily focused on the single Swedish domain name administrator, the Swedish Internet Foundation, the organization responsible for the Swedish top-level domains (.se) and (.nu).

Regulations on Employment

China

The Labor Law of the PRC which was promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, effective since January 1, 1995, and were further amended on August 27, 2009 and December 29, 2018, the Labor Contract Law of the PRC which was promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and amended on December 28, 2012, and the Implementing Regulations of the Labor Contract Law of the PRC which was promulgated by the State Council on September 18, 2008, are the principal regulations that govern employment and labor matters in the PRC. Under the above regulations, labor relationships between employers and employees must be executed in written form, and wages shall not be lower than local standards on minimum wages and shall be paid to employees timely. In addition, employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant training to its employees. Employers are also prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance with national regulations.

According to the Social Insurance Law of the PRC promulgated by the Standing Committee of the National People’s Congress on October 28, 2010, effective since July 1, 2011 and amended on December 29, 2018, together with other relevant laws and regulations, the PRC establishes a social insurance system including basic pension insurance, basic medical insurance, occupational injury insurance, unemployment insurance and maternity insurance. Any employer shall register with the local social insurance agency within 30 days after its establishment and shall register for the employee with the local social insurance agency within 30 days after the date of hiring. An employer shall declare and make social insurance contributions in full and on time. The occupational injury insurance and maternity insurance shall only be paid by employers while the contributions of basic pension insurance, medical insurance, and unemployment insurance shall be paid by both employers and employees.

According to the Regulation on the Administration of Housing Fund promulgated by the State Council on April 3, 1999 and amended in 2002 and 2019 respectively, employers are required to register at the designated administrative centers, open bank accounts for depositing employees’ housing fund and make housing fund contributions for employees in the PRC. Employer who fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline.

Sweden

In Sweden, a distinction is made between employees and consultants. In order to determine whether a contractual relationship constitutes an employment relationship or whether the individual performing the services is an independent consultant, certain factors are normally considered when making an overall assessment of the relationship. This assessment is normally made upon a claim by the individual providing the services that he/she is a so called de facto employee. Factors that could indicate that an employment relationship is at hand — even if the agreement between the individual performing the services and the company receiving them is labelled as consultancy agreement — include e.g., whether the individual is on equal terms with employees from an economic and social point of view, if compensation for the services is paid in form of a guaranteed fixed remuneration, if there is any entitlement to paid leave, if the individual must carry out the job themselves, if the individual may perform work for other parties, if the individual is subject to specific instructions and close supervision of the company, if the individual is reimbursed for direct expenses, etc. The same factors can be used by the Swedish Tax Agency to reclassify a consultancy relationship into an employment relationship. From a Swedish employment law perspective, if an individual is deemed to be an employee rather than a consultant, the various provisions set forth in e.g., the Swedish Employment Protection Act, apply to the employment relationship, which could entail that the individual could be entitled to employment protection. An employee would also be entitled to vacation pay of 12% on the remuneration paid. From a Swedish tax law perspective, if an individual is deemed to be an employee rather than a consultant, the company retaining the services is required to report and pay social security contributions of 31.42% on the gross remuneration paid, and to withhold income tax on the payments, and Input VAT on the invoiced amounts are not deductible. In the event that the relationship between the individual performing the services and the company is that of an employment relationship (but that the parties have in practice treated it as a consultancy relationship), the company is exposed to tax penalties of 20% on omitted social security contributions and non-deductible input VAT, and of 5% on the amount of withholding tax. The gross remuneration paid to the individual and the social security contributions are however deductible for income tax purposes. Any reclassified payments give rise to a progressive individual tax for the worker and possible tax surcharges at 40% of the additional tax levied.

Regulations on Taxation

China

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law which was amended on February 24, 2017 and December 29, 2018, and on December 6, 2007, the State Council enacted the Implementation Regulations for the Enterprise Income Tax Law of the PRC, which was last amended on December 16, 2024, or collectively, the PRC EIT Law. Under the PRC EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries or regions but the actual management institutions are in the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries or regions and whose actual management institutions are outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from the PRC. The Circular Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by State Administration of Taxation (“SAT”) and latest amended in 2017 (the “Circular 82”) also provides certain specific criteria for determining whether the “de facto management body” of a PRC- controlled enterprise that is incorporated offshore is located in China. According to Circular 82, a Chinese - controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC EIT on its worldwide income only if all of the following criteria are met: (1) the primary location of the day-to-day operational management is in the PRC; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in the PRC; and (4) 50% or more of voting board members or senior executives habitually reside in the PRC. Under the PRC EIT Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from the PRC. Pursuant to the PRC EIT Law, the EIT tax rate of a qualified high and new technology enterprise, or HNTE, is 15%.

The Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises (the “Bulletin 7”) was issued by the SAT on February 3, 2015, and latest amended on December 29, 2017. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC EIT. As a result, gains derived from an indirect transfer may be subject to PRC EIT. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment or a place of business in China, immovable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business, the relevant gain is to be regarded as effectively connected with the PRC establishment or a place of business and therefore included in its EIT filing, and would consequently be subject to PRC EIT at a rate of 25%. Where the underlying transfer relates to the immovable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment or a place of business of a non-resident enterprise, a PRC EIT at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of Bulletin 7.

Value-added Tax

The Provisional Regulations on Value-added Tax of the PRC were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were last amended on November 19, 2017. The Detailed Rules for the Implementation of Provisional Regulations on Value-added Tax of the PRC were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated the Order on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations on Value-added Tax of the PRC, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT rates generally applicable are simplified as 17%, 11% and 6%, and the VAT rate applicable to the small-scale taxpayers is 3%.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the abovementioned notice, the taxable goods previously subject to VAT rates of 17% and 11% respectively become subject to lower VAT rates of 16% and 10% respectively. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs issued the Announcement on Relevant Policies on Deepen the Reform of Value-added Tax, pursuant to which that the taxable goods previously subject to VAT rates of 16% and 10% respectively become subject to lower VAT rates of 13% and 9% respectively, effective from April 1, 2019.

Dividend Withholding Tax

The PRC EIT Law provides that since January 1, 2008, an enterprise income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the State Administration of Taxation if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of Treaty Benefits.

Sweden

Swedish Corporate Taxation

The Swedish Income Tax Act (1999:1229) (“ITA”) entered into effect January 1, 2000. It is the main legal act that governs the Swedish taxation of all companies, both resident and non-resident for tax purposes. Apart from this law, Swedish taxation is also affected by the Value Added Tax Act (1994:200), the Tax Procedures Act (2011:1244) and several other tax acts. Swedish companies are generally taxed on their global corporate income, currently at 20.6%. In order to remedy double taxation situations, Sweden has entered into double tax treaties with 85 countries, among them the full scope double tax treaties with the US and the PRC, whereas only a limited double tax treaty has been entered into with the Cayman Islands. The majority of the double tax treaties utilize the credit method to avoid double taxation, including the treaties with the US and the PRC. Non-resident companies are generally not tax liable in Sweden except for income derived from a permanent establishment, income from real estate in Sweden and Swedish sourced dividend or royalty income, as further described below.

Swedish Withholding Tax Aspects

For non-resident corporate shareholders, a tax of 30% is withheld at source on dividends distributed by a Swedish company unless any reduced rate or exemption applies under local law or the applicable double tax treaty. In respect of dividend distributions from a Swedish company to a company tax resident in the Cayman Islands, the flat rate of 30% should apply as there currently should be no available exemption or reduced rate.

In addition, Sweden does not levy withholding taxes on interest nor on royalty income. However, a foreign recipient of Swedish-source royalties is generally deemed to have a Swedish permanent establishment for tax purposes, and is thus subject to Swedish income tax on the royalties received, unless any exemption applies under an applicable double tax treaty.

Foreign Tax Relief

Should foreign sourced income of a Swedish company be subject to foreign taxation, a foreign tax credit is generally available, provided certain conditions are fulfilled. For example, the foreign taxes must be finally assessed or withheld before it can be credited against Swedish taxes. The tax credit allowed for a Swedish company is limited to the amount corresponding to the Swedish tax on the foreign income. Further, any unutilized foreign tax credits may be carried forward for five years.

Interest Deduction Limitation Rules

In general, a Swedish company is entitled to deduct interest on ordinary business debt, however, certain restriction rules apply to interest under the general interest deduction limitation rules, as well as under the intra-group deduction limitation rules.

Under the intra-group deduction limitation rules, any interest expenses recorded on debt to a group company is deductible if the beneficial owner of the interest income within the group is domiciled within the EEA, or in a country with which Sweden has concluded a full scope double tax treaty, or if the beneficial owner of the interest income is subject to a corporate tax of at least 10%. However, no tax deduction should be granted if the underlying purpose of the loan is, exclusively or as good as exclusively, to obtain a substantial tax benefit. Companies are considered to form a group if a company has decisive influence over the other, directly or indirectly, or if the companies are under joint control.

As of January 1, 2019, there is also a general limitation of interest deduction rule under which interest deductions are capped at 30% of earnings before interest, taxes, depreciation, and amortization (EBITDA). Alternatively, without applying the EBITDA rule, a negative net interest income may be deducted up to a maximum of SEK 5 million on a group level. Negative net interest that cannot be deducted in one year may be carried forward for up to six years, but could be forfeited in the event of a change in ownership.

As of January 1, 2021, interest expenses recorded on debt to a company within a jurisdiction which is placed on the European Union list of non-cooperative jurisdictions are generally non-deductible. The prohibition applies to interest payments on loans between affiliated parties as well as third party debts. As of the list adopted by the European Council of the European Union on October 4, 2022, neither Sweden, the U.S., China nor the Cayman Islands are included in the list of non-cooperative jurisdictions.

Anti-Hybrid Rules

Sweden has implemented anti-hybrid rules via the ITA. Apart from the above described interest deduction restrictions, there is also an interest deduction prohibition in respect of hybrid mismatches. This prohibition applies when the recipient does not recognize the corresponding income for taxation due to a different legal classification of the income in two jurisdictions. Hybrid situations involving permanent establishments, hybrid transactions, imported mismatches, and mismatches due to double resident entities are also covered by the current anti-hybrid rules. Certain hybrid situations regarding dividends are also covered. In addition, extended hybrid mismatch rules covering certain transparent companies (so-called reverse hybrid mismatches) have recently entered into force.

Social Security Contributions

Swedish corporate employers pay Swedish employer social security contributions on compensation paid to employees who are covered by the Swedish social security system. Social security contributions are normally levied at 31.42% of the total taxable remuneration (no cap) paid by a Swedish employer.

Contracting subcontractors which have not been granted F-tax could, in general, cause a liability to make preliminary tax deductions and pay social security contributions in Sweden on the remuneration paid to the subcontractor. If the subcontractor has a valid F-tax registration, the risk only applies if there is an obvious employment relationship between the principal and the subcontractor. If a consultant agreement is deemed as an employment relationship, the principal risks are having to pay social security contributions of 31.42% on the paid remuneration, as well as penalties amounting to a maximum of 20% of the unpaid contributions.

Swedish Value-Added Tax

Swedish value added tax (“VAT”) is payable on goods and services at a rate of 25%. A reduced rate of 12% applies to food, catering and restaurant services and “tourism” (hotel accommodation). A reduced rate of 6% applies to newspapers, domestic personal transport and cinema tickets. Exports are zero rated, as are drugs and medical services, among others.

Swedish Transfer Pricing Documentation

A Swedish company with economic relationship with a non-resident company is required to prepare transfer pricing documentation; a Local File and Master File according to The Organization for Economic Co-operation and Development, or the OECD, Transfer Pricing Guidelines, in accordance with the Swedish Tax Procedures Act. Under the arm’s length rule, closely related companies should act as if they were independent companies when pricing transactions between them. As such, the Swedish rule requires all cross border transactions between related companies to be priced at arm’s length. Small and medium enterprises (where the whole group has less than 250 employees and has a turnover of a maximum of SEK 450 million or maximum total assets of SEK 400 million) are exempt from the requirement to prepare transfer pricing documentation in Sweden.

Regulations on Foreign Exchange

China

General Rules

The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations of the PRC, promulgated by the State Council in 1996 and most recently amended in August 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, the conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC to pay capital expenses such as the repayment of foreign currency denominated loans, or if foreign currency is to be remitted into China under the capital account such as a capital increase or foreign currency loans to our PRC subsidiaries, prior approval from or registration with appropriate regulatory authorities is required.

Pursuant to the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012, and were further amended on May 4, 2015, October 10, 2018 and December 30, 2019, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE.

In February 2015, SAFE promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015 and was partially repealed on December 30, 2019. SAFE Circular 13 cancels the administrative approval requirements of foreign exchange registration of foreign direct investment and overseas direct investment, and simplifies the procedure of foreign exchange-related registration, and foreign exchange registrations of foreign direct investment and overseas direct investment will be handled by the qualified banks and their branches instead of SAFE and its branches.

The Circular on the Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19 which was issued by SAFE on March 30, 2015, effective from June 1, 2015, partially repealed on December 30, 2019, and latest amended on March 23, 2023, allows foreign-invested enterprises, within the scope of business, to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation and provides the procedures for foreign-invested enterprises to use Renminbi converted from foreign currency-denominated capital for equity investment.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, according to SAFE Circular 3, domestic entities shall make detailed explanations of the sources and utilization arrangements of capital, and provide board resolutions, contracts and other proof when applying for the registration in connection with an outbound investment and outbound remittance of capitals.

Offshore Investment

The Circular of SAFE on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, which became effective on July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under the Circular 37, an SPV refers to offshore enterprises directly established or indirectly controlled by PRC residents for the purpose of seeking offshore equity financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to register with the local SAFE branch.

Employee Stock Incentive Plan

SAFE issued the Circular on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Overseas Listed Companies, or SAFE Circular 7 in 2012. Pursuant to SAFE Circular 7, employees, directors, supervisors, and other senior officers who participate in any equity incentive plan of publicly-listed overseas companies and who are PRC citizens or non-PRC citizens residing in China for a consecutive period of no less than one year, subject to a few exceptions, are required to register with SAFE or its local branches through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed companies, and complete other procedures with respect to the equity incentive plan. In addition, the PRC agent is required to amend SAFE registration with respect to the equity incentive plan if there is any material change to the equity incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of these individuals who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with these individuals’ exercise of the employee share options. Such individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individuals.

In addition, the State Administration of Taxation has issued certain notices concerning employee share options and restricted shares. Under these notices, employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. PRC subsidiaries are required to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their share options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC regulatory authorities.

Loans by Foreign Companies to their PRC Subsidiaries

Loans made by foreign investors as shareholders in foreign invested enterprises established in China are considered to be foreign debts and are mainly regulated by the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, and the Administrative Measures for Registration of Foreign Debts. Pursuant to these regulations and rules, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE, but such foreign debt must be registered with and recorded by SAFE or its local branches within 15 days after such foreign debt contract has been entered into. Under these regulations and rules, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or the Total Investment and Registered Capital Balance.

The Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, issued by the PBOC on January 12, 2017, provides that within a transition period of one year from January 12, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or the Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice No. 9, or the Notice No. 9 Foreign Debt Mechanism, at their own discretion. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. According to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or the Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross border financing = the upper limit of risk-weighted outstanding cross-border financing. The upper limit of risk-weighted outstanding cross-border financing of an enterprise = its net assets × the leverage rate of cross-border financing × the macro-prudential adjustment parameter, among which the leverage rate of cross-border financing of an enterprise shall be 2 for enterprises and the macroprudential adjustment parameter shall be 1. Therefore, as of the date hereof, the upper limit of risk weighted outstanding cross-border financing of a PRC enterprise is 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into a cross-border financing agreement, but no later than three business days before making a withdrawal.

Based on the foregoing, if we provide funding to our wholly foreign owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the Notice No. 9 Mechanism applies. Under the PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Despite neither the Foreign Investment Law nor its Implementing Regulation prescribes whether the certain concept “total investment amount” with respect to foreign -invested enterprises will still be applicable, no PRC laws and regulations have been officially promulgated to abolish the Current Foreign Debt Mechanism.

On January 5, 2023, NDRC issued the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, which became effective on February 10, 2023, provides that enterprises borrowing foreign debts must complete formalities for examination and registration of foreign debts and report and disclose relevant information. Enterprises must complete examination and registration and obtain the Certificate of Examination and Registration from NDRC before they could legally borrow foreign debts. In addition, enterprises must submit information of utilization of foreign debts, repayment, planned arrangements and major business indicators to NDRC at the end of each January and July. Further, since this regulation is relatively new, uncertainties exist in relation to its interpretation and implementation.

Sweden

Regulations on Foreign Direct Investments

There is currently no foreign investment review regime in place in Sweden. However, the Swedish Parliament has in 2021 passed amendments to the Swedish Protective Security Act (2018:585) protecting infrastructure of potentially sensitive nature for security of Sweden. In addition, Sweden is in the process of implementing Regulation (EU) 2019/452 establishing a framework for foreign direct investments in the Union, which entered into force on April 11, 2019 and applies since October 11, 2020, with the purpose to create a legal framework for the review of foreign direct investment in the Union with regard to security or public order. As such, Sweden is in the process of implementing the Swedish Foreign Direct Investment Act (2022:000) and it is expected to enter into force late 2023 or early 2024. The proposed Swedish Foreign Direct Investment Act may be subject to changes before being enacted. The proposed Swedish Foreign Direct Investment Act applies to foreign investments in businesses established in Sweden conducting i) vital society functions activities, ii) security-sensitive activities, iii) operations related to materials such as metals and minerals critical to the supply in EU or Sweden, iv) activities related to sensitive personal data or location data, v) activities related to emerging technologies and other technology strategically worth protecting, vi) certain activities related to dual-use products, and vii) certain activities related to military equipment. The proposed Swedish Foreign Direct Investment Act allows the competent authority to prohibit foreign direct investments if it is necessary with regards to Swedish national security. A foreign direct investment may also be prohibited if it is necessary with regard to public order or public safety in Sweden in accordance with articles 52.1 and 65.1(b) of the Treaty on the Functioning of the European Union. Further, the proposed Swedish Foreign Direct Investment Act establishes that a foreign direct investment may be only be carried out if it has been approved or no action has been taken in relation to it by the competent authority. Businesses which intend to invest in an entity covered by the proposed Swedish Foreign Direct Investment Act, are obligated to notify the potential investment to the competent authority in certain cases. This includes the situation in which an investor acquires more than 10% of the ownership of a company. Violations of the proposed Swedish Foreign Direct Investment Act may lead to maximum penalty fee of SEK 50,000,000.

4.C. Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries, the VIEs and certain other entities as of the date of this annual report.

Note:

(1)	Mr. Lei Zhang, our chief experience officer, holds 35% of the equity interest in Hongli Culture Communications (Wuhan) Co., Ltd.

(2)	Shareholders of Wuhan Alunyou are Heng Tang, our executive vice president, and Hang Sui, our chief operating officer, each holding 90% and 10%, respectively, of Wuhan Alunyou’s equity interests.

(3)	Shareholders of Young Will are Shengjie Huang and Li Chen, our shareholders, each holding 70% and 30%, respectively, of Young Will’s equity interests.

(4)	GETUP Holding Limited and HappyHealth Holding Limited each holds 27.3% and 11.7%, respectively, of the equity interests in ZSZQ Limited.

Contractual Arrangements with the VIEs and Their Shareholders

The contractual arrangements between Wuhan Muyecun, on the one hand, and Wuhan Alunyou and its shareholders, on the other hand, were entered into in September 2024. The contractual arrangements between Beijing ZSZQ Network Technology Co., Ltd., or Beijing ZSZQ, on the one hand, and Young Will and its shareholders, on the other hand, were entered into in September 2024.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in radio and television program production and operation services and certain other businesses. To comply with PRC laws and regulations, we conduct certain of our business in the PRC through the VIEs based on a series of contractual arrangements by and among our PRC subsidiaries, the VIEs and their respective shareholders. These contractual arrangements have enabled us to receive substantially all of the economic benefits of the VIEs. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and hence consolidate their financial results under U.S. GAAP.

The following is a summary of these contractual arrangements.

Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreement between Wuhan Muyecun and Wuhan Alunyou, Wuhan Muyecun has the exclusive right to provide technical support, consulting services and other services to Wuhan Alunyou. In exchange, Wuhan Alunyou pays service fees to Wuhan Muyecun in an amount consisting of management fee and fee for services provided, which shall be reasonably determined by Wuhan Muyecun based on the factors as provided in the exclusive business cooperation agreement. Without the prior written consent of Wuhan Muyecun, Wuhan Alunyou cannot assign its rights and obligations to any third party. Wuhan Muyecun has the exclusive and proprietary ownership of all intellectual property rights created as a result of the performance of this agreement. The exclusive business cooperation agreement continues to be effective unless it is terminated by written notice of Wuhan Muyecun or according to the provisions of this agreement.

Pursuant to the exclusive technology and consulting service agreement between Beijing ZSZQ and Young Will, Beijing ZSZQ has the exclusive right to provide Young Will with technology development, consultation, and related services. In exchange, Young Will pays Beijing ZSZQ service fees, which in principle represent 100% of the annual audited consolidated profits of Young Will and may be determined through separate negotiations. Such agreement contains terms substantially similar to the exclusive business cooperation agreement described above. The exclusive technology and consulting service agreement remains valid and effective for 20 years, unless it is terminated by written notice of Beijing ZSZQ or according to the provisions of this agreement.

Exclusive Option Agreements

Under the exclusive option agreement among Wuhan Muyecun, Wuhan Alunyou and its shareholders, each of the shareholders of Wuhan Alunyou has irrevocably granted Wuhan Muyecun or its designee(s) an exclusive option to purchase, at any time and to the extent permitted under PRC laws, all or any part of their equity interests in Wuhan Alunyou at the price specified in the exclusive option agreement, or the lowest price permitted under applicable PRC laws if there is any statutory requirement about the consideration under PRC laws. Wuhan Alunyou and/or its shareholders covenant that, without Wuhan Muyecun’s prior written consent, they will not, among other things, sell, transfer, mortgage or otherwise dispose of their equity interests in Wuhan Alunyou, or create any encumbrance on their equity interests in Wuhan Alunyou, except for those encumbrances created under the equity interest pledge agreement, the powers of attorney of Wuhan Alunyou’s shareholders, and the exclusive option agreement. The exclusive option agreement will be terminated when the entire equity interests in Wuhan Alunyou have been transferred to Wuhan Muyecun or its designee(s) pursuant to this agreement.

The exclusive option agreement among Beijing ZSZQ, Young Will and its shareholders contains terms substantially similar to the exclusive option agreement described above.

Powers of Attorneys

Pursuant to the powers of attorney granted by the shareholders of Wuhan Alunyou, each of the shareholders of Wuhan Alunyou irrevocably appointed Wuhan Muyecun as their exclusive agent and attorney- in-fact to act on their behalf on all shareholder matters of Wuhan Alunyou and exercise all rights as shareholders of Wuhan Alunyou. The powers of attorney remain irrevocably effective as long as such shareholders remain as Wuhan Alunyou’s shareholders, unless otherwise instructed by Wuhan Muyecun.

Each of the shareholders of Young Will has executed a powers of attorney to irrevocably appointed Beijing ZSZQ as their exclusive agent and attorney-in-fact to act on their behalf on all shareholder matters of Young Will and exercise all rights as shareholders of Young Will. These powers of attorney contain terms substantially similar to the powers of attorney described above.

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreement among Wuhan Muyecun, Wuhan Alunyou and the shareholders of Wuhan Alunyou, the shareholders of Wuhan Alunyou pledged their equity interests in Wuhan Alunyou to Wuhan Muyecun to secure their obligations under the exclusive business cooperation agreement, exclusive option agreement and powers of attorney. The shareholders of Wuhan Alunyou further agreed to not transfer, create or allow any encumbrance on the pledged equity interests without the prior written consent of Wuhan Muyecun. The equity interest pledge agreement shall remain binding until the contractual obligations under the associated contractual agreements are fully fulfilled, and the service fees and other expenses incurred for the fulfillment of such agreements have been fully paid.

The equity interest pledge agreement among Beijing ZSZQ, Young Will and its shareholders contains terms substantially similar to the equity interest pledge agreement described above.

As the date of this annual report, we have completed the registration of all equity pledges under each of the equity interest pledge agreements with competent PRC regulatory authority.

Spouse Consent

Pursuant to the spouse consent, the spouse of the individual shareholder of Wuhan Alunyou unconditionally and irrevocably agreed that the equity interests in Wuhan Alunyou held by and registered in the name of such shareholder be disposed of in accordance with the equity interest pledge agreement, the exclusive option agreement and the powers of attorney described above, and that such shareholder may perform, amend or terminate such agreements without such spouse’s additional consent. Additionally, such spouse unconditionally and irrevocably waived any rights or interests in the equity interests in Wuhan Alunyou and undertook not to assert any rights over the equity interests in Wuhan Alunyou held by such shareholder. In addition, in the event that such spouse obtains any equity interests in Wuhan Alunyou held by such shareholder for any reason, such spouse agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

In the opinion of CM Law Firm, our PRC legal counsel:

●	the ownership structures of the VIEs and our PRC subsidiaries are not in violation of any explicit provision of applicable PRC laws and regulations currently in effect; and
●	the contractual arrangements described above governed by PRC laws are valid, binding, and enforceable, and are not in any violation of any explicit provisions of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the contractual arrangements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs,” “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and the recently amended PRC Company Law and how they may impact the viability of our current corporate structure, corporate governance and operations,” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China — Any failure by us to meet with the continue developing PRC legal system could adversely affect us.”

4.D. Property, Plants and Equipment

Our principal business operations are located in Abu Dhabi, United Arab Emirates, Stockholm, Sweden, Sao Paolo, Brazil, and both Shenzhen and Wuhan, China. We also have office facilities in Shanghai, China. As of December 31, 2024, we leased over 20 properties mainly in Wuhan, Shenzhen, Shanghai and Chengdu in China and Stockholm in Sweden with an aggregate gross floor area of approximately 46,000 square meters, accommodating our general and administrative activities. We believe our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—3.D. Risk Factors” and elsewhere in this annual report.

5.A. Operating Results

Key Factors Affecting Our Results of Operations

The following are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

The quality of our athletes and our competitive results, as well as our ability to obtain more league seats

For our esports teams business, we derive revenues from league revenue sharing, prize money, athlete transfer and rental fees, as well as sponsorship and advertising fees, all of which are largely dependent on the quality of our athletes, our competitive results, and the number of league seats we hold. We earn prize money based on tournament performance across various game titles and leagues, and league revenue shares based on factors such as team performance and popularity. Athlete transfer and rental fees for popular game titles can also be a significant source of revenues, especially for those with top tournament performance. As we have grown our roster of talent, we have also established a solid talent development system designed for growth, longevity and performance. At the same time, we will also continue to identify popular esports titles with a visible path to sustainability to expand into, which will also affect our revenues.

Our ability to make, attract and retain star online entertainers

We generate revenues from our talent management business from advertising fees, sponsorship fees and live streaming service fees. As such, our revenues depend significantly on our ability to make, attract and retain online entertainers with sufficient popularity to attract advertisers and sponsorships, and live streaming views. We focus on developing our roster of esports athletes to become successful online entertainers, as well as identifying and recruiting high-potential candidates from major entertainment platforms and competitive esports games. In addition, we do not rely on star individuals, but rather to aim offer comprehensive operation and marketing services to incubate our talent to become successful online entertainers, support their career development, and empower them to grow their own audience within our ecosystem.

Our ability to produce more esports events

We operate a broad range of local and nationwide esports events and generate revenues from service fees, sponsorship and advertising fees. The number of events have been and will continue to be key drivers of our revenue growth. We are always looking to produce a more diverse range of esports events across titles, organizers and geographies to grow our revenues and expand our business.

Our ability to innovate and diversify our revenue streams

Our continued, sustainable growth is dependent on our ability to engage the growing esports community and develop new avenues for monetization. With our continuous development of talent management and event production businesses since 2022, we enhanced our ability to engage directly with our fans, and empowered upstream game developers, promoters and brands with our proprietary IPs and resources. In 2024, net revenues from our esports teams operation, talent management and events production businesses accounted for 17.3%, 55.5% and 27.3% of our net revenues, respectively. We will continue to extend revenue realization opportunities as we grow along the esports+ model, and expect to have increasing revenue contribution from new areas such as our specialized content creation and advertising offerings.

Our ability to effectively execute strategic acquisitions and investments

We will invest in mergers and acquisitions through a targeted strategy that focuses on targets that fit well with our target audience and support the strength of our brand. We anticipate that the acquisition of new companies will drive our long-term growth while potentially exerting short-term pressure on our financial results. For example, acquisitions of targets can present short-term challenges, such as the addition of employees and associated integration costs and expenses, which may not necessarily result in a proportional revenue increase, thereby affecting our margin profile.

In January 2023, we merged with Ninjas in Pyjamas Gaming AB, a Swedish public limited liability company incorporated in January 2014 with a brand history of more than 20 years since 2000 in the esports industry. The merger was completed through a series of share swap transactions, with Ninjas in Pyjamas becoming a wholly-owned subsidiary of NIP Group Inc. We anticipate that our merger with Ninjas in Pyjamas may enhance our ability to be profitable in the future. Ninjas in Pyjamas has been included in our consolidated results of operations since January 2023, and our gross profit also increased from US$3.7 million in 2022 to US$7.2 million in 2023, before declining to US$3.0 million in 2024. These translated to gross profit margins of 5.7%, 8.6%, and 3.5% for the same years, respectively.

Key Components of Results of Operations

Net Revenues

We derive net revenues primarily from: (i) esports teams operation, (ii) talent management service, and (iii) event production. For the years ended December 31, 2022, 2023 and 2024, our net revenues were US$65.8 million, US$83.7 million and US$85.3 million, respectively.

The following table sets forth a breakdown of our net revenues by business segments for the periods indicated.

	NIP Group Inc.
	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(US$ in thousands, except for %)
Net revenues:
Esports teams operation	21,717	33.0	21,656	25.9	14,716	17.3
Talent management service	38,556	58.6	52,611	62.9	47,278	55.4
Event production	5,562	8.4	9,401	11.2	23,272	27.3
Total	65,835	100.0	83,668	100.0	85,266	100.0

Esports teams operation. For the years ended December 31, 2022, 2023 and 2024, the revenues we generated from our esports teams primarily consisted of: (i) tournament participation reward and league revenue shares, (ii) athlete transfer and rental fees, (iii) sponsorship and advertising fees, (iv) IP licensing for the sales of game props, skins and athlete cards, (v) sales of branded merchandise, (vi) talent management service of esports and (vii) revenues from reality show service fees.

Talent management service. We expanded into our talent management business through acquiring agency contract rights to online entertainers in August 2021, and derived revenues mainly through live streaming service fees. In 2022, the majority of our net revenues under talent management business were generated from our services provided to a related party, namely Wuhan Ouyue, representing 83.7% of our net revenues generated from talent management services. Through the reassessment of the dilution of equity interest after acquisition of Ninjas in Pyjamas on January 10, 2023, Wuhan Ouyue is no longer accounted as our related party. In 2023 and 2024, net revenues from Wuhan Ouyue in our talent management business decreased to 20.4% and 7.7% of our total net revenues generated from talent management services, respectively.

Event production. We merged with Wuhan ESVF in March 2021, after which its event production business has been included in our consolidated results of operation. We produced a series of esports related events and receive our revenues primarily through event organization and execution fees.

Cost of Revenues

Our cost of revenues consists primarily of: (i) salaries and bonus paid to professional esports athletes, (ii) live streaming service fees paid to online entertainers, (iii) cost of venue set-up and service fee paid to other parties for event production, (iv) depreciation of property and equipment and amortization of intangible asset related to our esports teams and talent management service, (v) cost of merchandise sold, and (vi) other costs attributable to our principal operations. For the years ended December 31, 2022, 2023 and 2024, our cost of revenues was US$62.1 million, US$76.5 million and US$82.3 million, respectively.

The following table sets forth a breakdown of our cost of revenues by business segments for the periods indicated.

	NIP Group Inc.
	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(US$ in thousands, except for %)
Cost of revenues:
Esports teams operation	17,776	28.6	15,037	19.7	12,193	14.8
Talent management service	39,457	63.5	53,438	69.8	49,144	59.7
Event production	4,860	7.9	7,995	10.5	20,919	25.5
Total	62,093	100.0	76,470	100.0	82,256	100.0

Operating Expenses

Our operating expenses consist of: (i) selling and marketing expenses and (ii) general and administrative expenses. For the years ended December 31, 2022, 2023 and 2024, our operating expenses were US$11.8 million, US$21.9 million and US$20.0 million, respectively.

The following table sets forth a breakdown of our operating expenses for the periods indicated.

	NIP Group Inc.
	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(US$ in thousands, except for %)
Operating expenses:
Selling and marketing expenses	5,495	46.5	6,577	30.1	8,131	40.9
General administrative expenses	6,328	53.5	15,273	69.9	11,768	59.1
Total	11,823	100.0	21,850	100.0	19,899	100.0

Selling and Marketing Expenses. Our selling and marketing expenses mainly consist of: (i) staff costs, and (ii) advertising costs and market promotion expenses.

General and Administrative Expenses. Our general and administrative expenses mainly consist of: (i) professional service fees, (ii) staff costs, (iii) rental and depreciation expenses related to general and administrative functions, (iv) share-based compensation for our management and administrative employees, and (v) other corporate expenses.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company or its subsidiaries in the Cayman Islands to their shareholders, no withholding tax in the Cayman Islands will be imposed.

Hong Kong

Our subsidiary in Hong Kong is subject to a two-tiered income tax rate for taxable income. The first HK$2 million of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. Under the Hong Kong tax law, our subsidiary in Hong Kong is exempted from income tax on their foreign derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Sweden

Swedish companies are subject to a corporate tax at a rate of 20.6% on the worldwide income, reduced by allowable deductions. All income, profits and taxable gains are treated as derived from a single source, the business of the company, and are taxed at the applicable corporate tax rate of 20.6%. Tax losses that cannot be offset during the years they are incurred are carried forward indefinitely. There are certain restrictions on tax losses carried forward in case of change of ownership. There is a general limitation of interest deduction amounting to 30% of EBITDA. In addition, there are strict limitations on interest on intra- group loans. The limitation implies that interest on intra-group loans is deductible only if the beneficial owner of the interest income is domiciled within the EEA, or in a country with which Sweden has concluded a full scope double tax treaty or if the beneficial owner is subject to a corporate tax of at least 10%.

However, no tax deduction should be granted if the underlying purpose of the loan is exclusively or as good as exclusively, to obtain a substantial tax benefit. There are anti-hybrid mismatch rules in place covering situations leading to double deduction, double non-taxation or imported mismatches due to hybrid financial instruments and hybrid entities. Sweden does not levy withholding tax on interest payments or royalties.

Under the main rule, dividend distribution to a foreign shareholder is subject to Swedish withholding tax at a rate of 30%. There are several exemptions for corporate shareholders whereby withholding tax is not levied or levied at a lower rate. There is also an anti-abuse rule in place implying that the full rate of 30% applies if the recipient acts as a nominee or intermediary, and holds shares under such circumstances that the rightful (beneficial) owner unwarrantedly gains relief from withholding tax.

Dividend distributions to NIP Group Inc. would be subject to a 30% withholding tax on the dividend amount. Sweden and the Cayman Islands do not have a double tax treaty for legal persons and there are no other mechanisms to reduce the withholding tax rate.

Results of Operations of Our Group

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(US$ in thousands, except for %)
Net revenue	65,835	100.0	83,668	100.0	85,266	100.0
Cost of revenue	(62,093)	(94.3)	(76,470)	(91.4)	(82,256)	(96.5)
Gross profit	3,742	5.7	7,198	8.6	3,010	3.5
Operating expenses:
Selling and marketing expenses	(5,495)	(8.4)	(6,577)	(7.9)	(8,131)	(9.5)
General and administrative expenses	(6,328)	(9.6)	(15,273)	(18.3)	(11,768)	(13.8)
Total operating expenses	(11,823)	(18.0)	(21,850)	(26.2)	(19,899)	(23.3)
Operating loss	(8,081)	(12.3)	(14,652)	(17.6)	(16,889)	(19.8)
Other income (expense):
Other income, net	2,001	3.0	716	0.9	2,371	2.8
Interest expense, net	(365)	(0.5)	(523)	(0.6)	(537)	(0.6)
Total other income	1,636	2.5	193	0.3	1,834	2.2
Loss before income tax expenses	(6,445)	(9.8)	(14,459)	(17.3)	(15,055)	(17.7)
Income tax benefit	139	0.2	1,201	1.4	2,370	2.8
Net loss	(6,306)	(9.6)	(13,258)	(15.9)	(12,685)	(14.9)
Net (loss) income attributable to non-controlling interests	(90)	(0.1)	0	—	4	—
Net loss attributable to NIP Group Inc	(6,216)	(9.5)	(13,258)	(15.9)	(12,690)	(14.9)
Preferred shares redemption value accretion	(25,297)	(38.4)	(43,915)	(52.5)	(35,931)	(42.1)
Net loss attributable to NIP Group Inc.’s shareholders	(31,513)	(47.9)	(57,173)	(68.4)	(48,621)	(57.0)
Other comprehensive income (loss):
Foreign currency translation income (loss) attributable to non-controlling interest, net of nil tax	2	—	(0)	—	2	—
Foreign currency translation income (loss) attributable to ordinary shareholders, net of nil tax	178	0.3	5,253	6.3	(15,948)	(18.7)
Total comprehensive loss	(6,126)	(9.3)	(8,005)	(9.6)	(28,631)	(33.6)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Revenues

Our net revenues increased from US$83.7 million in 2023 to US$85.3 million in 2024, as we recorded increase in revenues generated from our event production business.

●	Esports teams operation. Net revenues from esports teams operation in 2024 were US$14.7 million, representing a change of 32.0% from US$21.7 million in 2023. This change was primarily due to a decrease in sponsorships and advertising revenue, primarily related to the promotion budget adjustment of customers. The change also reflects the transitory impact of our shift from IP licensing revenue related to PC and console games to league revenue share from mobile games.

●	Talent management. Net revenues from talent management services were US$47.3 million in 2024, representing a change of 10.1% from US$52.6 million in 2023, reflecting the transitory impact of our migration from low-performance to high-performance online entertainment platforms.

●	Event production. Net revenues from event production increased by 147.5% from US$9.4 million in 2023 to US$23.3 million in 2024. The increase was primarily driven by a higher number of events we hosted in 2024, due to improved integration of internal and external resources during the period.

Cost of Revenues

Our cost of revenues increased from US$76.5 million in 2023 to US$82.3 million in 2024, primarily due to the increase in cost of revenues of our event production business, partially offset by the decrease in that of our esports teams operation and talent management businesses.

●	Esports teams operation. Cost of revenues from esports teams operation decreased by 18.9% from US$15.0 million in 2023 to US$12.2 million in 2024. The decline was primarily driven by a decrease in IP licensing fees paid to athletes under Ninjas in Pyjamas.

●	Talent management. Cost of revenues from talent management service decreased by 8.0% from US$53.4 million in 2023 to US$49.1 million in 2024. The decrease was mainly due to the decline in livestreaming service fees paid to online entertainers.

●	Event production. Cost of revenues from event production increased by 161.7% from US$8.0 million in 2023 to US$20.9 million in 2024. The increase reflects the increase in revenues recognized from our event production business.

Gross Profit/Loss and Gross Profit Margin

As a result of the foregoing, we recorded gross profit of US$7.2 million and US$3.0 million in 2023 and 2024, respectively. We recorded gross profit margin of 8.6% in 2023 and 3.5% in 2024.

●	Esports teams operation. Gross profit from esports teams operation was US$2.5 million in 2024, compared with US$6.6 million in 2023. Gross profit margin decreased from 30.6% in 2023 to 17.1% in 2024, primarily due to decreased revenue from sponsorships and advertising revenue together with IP licensing revenue.

●	Talent management. Gross loss from talent management service changed from US$0.8 million in 2023 to US$1.9 million in 2024. Gross margin was negative 3.9% in 2024, compared with negative 1.6% in 2023, primarily due to lower revenue coupled with relatively fixed talent amortization cost.

●	Event production. Gross profit from event production increased from US$1.4 million in 2023 to US$2.4 million in 2024. Gross profit margin was 10.1% in 2024, compared with 15.0% in 2023, mainly due to new large-scale music events hosted by us in 2024 with lower average margins compared with 2023.

Operating Expenses

Our operating expenses decreased from US$21.9 million in 2023 to US$19.9 million in 2024.

Selling and Marketing Expenses

Our selling and marketing expenses in 2024 were US$8.1 million, representing an increase of 23.6% from US$6.6 million in 2023. This was mainly attributable to an increase in marketing and promotion expenses for the game publishing business.

General and Administrative Expenses

Our general and administrative expenses decreased by 22.9% from US$15.3 million in 2023 to US$11.8 million in 2024. The decrease was primarily due to a decline in share-based compensation expenses, as the shares under our share incentive plans were fully vested in the first half of 2023.

Other Income

We recorded other income of US$1.8 million in 2024, compared with other income of US$0.2 million in 2023. The increase was primarily due to a one-off waiver of tournament league seat fee of US$0.9 million.

Net Loss

As a result of the foregoing, we recorded net loss of US$12.7 million in 2024, compared with net loss of US$13.3 million in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net Revenues

Our net revenues increased from US$65.8 million in 2022 to US$83.7 million in 2023, as we recorded increase in revenues generated from our talent management service and event production, while revenues generated from our esports teams operation remained relatively stable.

●	Esports teams operation. Net revenues from esports teams operation remained relatively stable at US$21.7 million in 2022 and 2023, and in particular, (i) revenues generated from IP licensing increased from US$0.4 million in 2022 to US$3.5 million in 2023, primarily driven by revenues generated from IP licensing of Ninjas in Pyjamas, which were not included in our consolidated results of operations until after the business combination in January 2023, and (ii) the sponsorship and advertising fees increased from US$5.7 million in 2022 to US$8.1 million in 2023, which mainly included those of Ninjas in Pyjamas following the business combination in January 2023. The increases were primarily offset by (i) the decrease in league revenue share and prize money from US$11.1 million in 2022 to US$7.7 million in 2023, mainly attributable to the decrease in the prize money because eStar did not achieve the same level of top performance in 2023 KPL tournaments as it did in 2022, and (ii) the decrease in athlete transfer and rental fees from US$2.9 million in 2022 to US$0.9 million in 2023, primarily because we generated less revenues from KPL athletes transfer in 2023 to prepare for the Hangzhou 2023 Asian Games.

●	Talent management. Net revenues from talent management service increased from US$38.6 million in 2022 to US$52.6 million in 2023, primarily driven by the deepened collaboration we formed with Huya in 2023.

●	Event production. Net revenues from events production increased from US$5.6 million in 2022 to US$9.4 million in 2023, primarily because we managed to host more events in 2023 driven by the successful integration of internal and external resources in 2023 and the gradual lifting of COVID-19 restrictions in China since December 2022.

Cost of Revenues

Our cost of revenues increased from US$62.1 million in 2022 to US$76.5 million in 2023, primarily due to the increase in cost of revenues of our talent management and event production businesses, partially offset by the decrease in that of our esports teams operation business.

●	Esports teams operation. Cost of revenues from esports teams operation decreased from US$17.8 million in 2022 to US$15.0 million in 2023, primarily due to (i) the decrease in salaries of professional esports athletes from US$9.0 million in 2022 to US$7.0 million in 2023, which mainly represented the corresponding salary decrease among LPL athletes that partially offset by the increase in employee salaries of Ninjas in Pyjamas following the business combination in January 2023, and (ii) the decrease in prize money paid to professional esports athletes from US$4.2 million in 2022 to US$0.9 million in 2023, mainly attributable to the decrease in the prize money because eStar did not achieve the same level of top performance in 2023 KPL tournaments as it did in 2022. The decrease in cost of revenues was partially offset by the increase in other cost of revenues from US$4.6 million in 2022 to US$7.1 million in 2023, which mainly consisted of IP licensing fees paid to athletes under Ninjas in Pyjamas.

●	Talent management. Cost of revenues from talent management service increased from US$39.5 million in 2022 to US$53.4 million in 2023, primarily due to the increase in live streaming service fee paid to online entertainers, which was in line with the increase in revenues generated from live streaming activities in 2023.

●	Event production. Cost of revenues from events production increased from US$4.9 million in 2022 to US$8.0 million in 2023, which was in line with the increase in revenues recognized from event production business.

Gross Profit/Loss and Gross Profit Margin

As a result of the foregoing, we recorded gross profit of US$3.7 million and US$7.2 million in 2022 and 2023, respectively. Our gross profit margin increased from 5.7% in 2022 to 8.6% in 2023.

●	Esports teams operation. Gross profit from esports teams operation increased from US$3.9 million in 2022 to US$6.6 million in 2023, and the gross profit margin increased from 18.1% in 2022 to 30.6% in 2023, primarily due to (i) the business combination with Ninjas in Pyjamas in January 2023, as Ninjas in Pyjamas had a higher margin that contributed to the overall gross margin increase, and (ii) a decrease in salaries paid to our LPL athletes in 2023.

●	Talent management. Gross loss from talent management service slightly decreased from US$0.9 million in 2022 to US$0.8 million in 2023, with the gross margin improving from negative 2.3% in 2022 to negative 1.6% in 2023, primarily due to the increased economies of scale in 2023.

●	Event production. Gross profit from event production increased from US$0.7 million in 2022 to US$1.4 million in 2023, and the gross profit margin increased from 12.6% in 2022 to 15.0% in 2023, mainly as a result of new large-scale esports events with higher average margin we hosted in 2023, and the increased economies of scale and higher operating efficiency in the same year.

Operating Expenses

Our operating expenses increased from US$11.8 million in 2022 to US$21.9 million in 2023.

Selling and Marketing Expenses

Our selling and marketing expenses increased from US$5.5 million in 2022 to US$6.6 million in 2023, primarily because the expenses incurred by Ninjas in Pyjamas were not included in our consolidated results of operations until after the business combination in January 2023. The increase in our selling and marketing expenses was primarily attributable to the increase in staff costs from US$2.7 million in 2022 to US$3.6 million in 2023. Our selling and marketing expenses as percentage of our net revenues decreased from 8.4% in 2022 to 7.9% in 2023, as a result of the improvement in our operating efficiency.

General and Administrative Expenses

Our general and administrative expenses increased from US$6.3 million in 2022 to US$15.3 million in 2023, mainly due to (i) the increase in share-based compensation for our management and administrative employees from US$0.2 million in 2022 to US$6.1 million in 2023, as we granted share-based compensation to a management member in January 2023, (ii) the increase in professional service fees from US$1.6 million in 2022 to US$2.4 million, mainly representing the professional service fees in relation to our initial public offering, and (iii) the increase in staff costs from US$2.4 million in 2022 to US$3.8 million in 2023, with the latter including those paid to employees of Ninjas in Pyjamas. Our general and administrative expenses excluding share-based compensation for our management and administrative employees as percentage of our net revenues increased slightly from 9.4% in 2022 to 10.9% in 2023.

Other Income

Other income decreased from US$1.6 million in 2022 to US$0.2 million in 2023, primarily because (i) there was one-off waiver of US$0.9 million of tournament league seat fee occurred in 2022, while we did not have such wavier in 2023, and (ii) we incurred an overdue fine of US$0.3 million in 2023 mainly due to the delayed payment of the LPL league seat fee.

Net Loss

As a result of the foregoing, our net loss increased from US$6.3 million in 2022 to US$13.3 million in 2023.

Non-GAAP Financial Measure

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measure to understand and evaluate our core operating performance: adjusted EBITDA, which is calculated as net loss excluding interest expense, net, income tax (benefit) expense, depreciation and amortization, share-based compensation expense and change in fair value of acquisition contingent consideration. The non-GAAP financial measure is presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to the most directly comparable GAAP financial measure. As non-GAAP financial measure his material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure as a substitute for, or superior to, such metrics prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on any single financial measure.

	For the Year Ended December 31,
	2022	2023	2024
	(US$ in thousands, except for %)
Net loss	(6,306)	(13,258)	(12,685)
Add:
Interest expense, net	365	523	537
Income tax (benefit) expense	(139)	(1,201)	(2,370)
Depreciation and amortization(1)	5,266	6,083	5,048
Share-based compensation expense	166	6,122	—
Change in fair value of acquisition contingent consideration	—	—	(394)
Adjusted EBITDA	(648)	(1,731)	(9,864)
Adjusted EBITDA margin(2)	(1.0)	(2.1)	(11.6)

Notes:

(1)	Depreciation and amortization primarily consists of depreciation related to property and equipment, as well as amortization related to intangible assets.

(2)	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by net revenues.

5.B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash from financing activities. As of December 31, 2022, 2023 and 2024, our cash and cash equivalents were US$9.6 million, US$7.6 million and US$9.6 million, respectively. Cash and cash equivalents consisted of cash on hand placed with banks or other financial institutions and highly liquid investment which are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased. Our cash and cash equivalents are primarily denominated in Renminbi.

Based on our current level of operations and available cash, we believe our available cash, committed funding from bank and credit facilities, and proceeds from our initial public offering will provide sufficient liquidity to fund our current obligations, projected working capital requirements, debt service requirements and capital spending requirements at least for the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, sell debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and, therefore, must provide for our own liquidity. We conduct our business in China primarily through our wholly-owned PRC subsidiaries, and to a lesser extent through contractual arrangements with the VIEs in China. We are permitted under applicable laws and regulations to provide funding to our PRC subsidiaries through loans or capital contributions, and to the VIEs through loans, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—3.D. Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	(US$ in thousands)
Net cash used in operating activities	(9,626)	(5,154)	(16,543)
Net cash (used in) provided by investing activities	(1,719)	2,171	(4,959)
Net cash provided by financing activities	9,784	1,364	23,458
Effect of exchange rate changes	(262)	(374)	8
Net (decrease) increase in cash and cash equivalents	(1,821)	(1,993)	1,964
Cash and cash equivalents at the beginning of the period	11,409	9,588	7,595
Cash and cash equivalents at the end of the period	9,588	7,595	9,559

Net cash used in operating activities

Net cash used in operating activities was US$16.5 million in 2024, primarily attributable to (i) our net loss of US$12.7 million, as adjusted by the reconciliation of net loss to cash used in operating activities, which primarily comprised depreciation and amortization of US$5.0 million, partially offset by deferred tax benefits of US$2.5 million, and (ii) a net increase in operating assets and liabilities, which was primarily the result of an increase in accounts receivable of US$10.8 million, partially offset by an increase in accounts payable of US$6.0 million.

Net cash used in operating activities was US$5.2 million in 2023, primarily attributable to (i) our net loss of US$13.3 million, as adjusted by the reconciliation of net loss to net cash used in operating activities, which primarily comprised (a) share-based compensation expense of US$6.1 million, and (b) depreciation and amortization of US$6.1 million, partially offset by deferred tax benefits of US$1.4 million, and (ii) a net increase in operating assets and liabilities, which was primarily the result of (a) an increase in accounts receivable of US$3.3 million, (b) an increase in prepaid expenses and other current assets of US$1.1 million, and (c) a decrease in amount due to related parties of US$1.0 million, partially offset by an increase in accounts payable of US$2.9 million.

Net cash used in operating activities was US$9.6 million in 2022, primarily attributable to (i) our net loss of US$6.3 million, as adjusted by the reconciliation of net loss to net cash used in operating activities, which primarily comprised depreciation and amortization of US$5.3 million, and (ii) a net increase in operating assets and liabilities, which was primarily the result of (a) an increase in accounts receivable of US$7.0 million, (b) a decrease in deferred revenue of US$3.0 million, (c) a decrease in amount due to related parties of US$1.8 million, and (d) an increase in prepaid expenses and other current assets of US$1.1 million, partially offset by an increase in accounts payable of US$4.1 million.

Net cash provided by (used in) investing activities

Net cash used in investing activities was US$5.0 million in 2024, which was primarily attributable to (i) purchase of short-term investments of US$3.0 million, (ii) loan to a former third party of US$2.8 million, and (iii) purchase of intangible asset of US$1.3 million and purchase of property and equipment of US$0.7 million, partially offset by (i) disposal of intangible asset of US$1.4 million, (ii) cash acquired from acquisition of Jinyuanbao of US$1.1 million and (iii) cash acquired from acquisition of Young Will of US$0.3 million.

Net cash provided by investing activities was US$2.2 million in 2023, which was primarily attributable to (i) disposal of intangible asset of US$4.2 million, and (ii) cash acquired from acquisition of Ninjas in Pyjamas of US$1.7 million, partially offset by purchase of intangible asset of US$3.5 million.

Net cash used in investing activities was US$1.7 million in 2022, which was primarily attributable to (i) purchase of intangible asset of US$5.8 million, and (ii) purchase of property and equipment of US$0.8 million, partially offset by (i) disposal of intangible asset of US$4.3 million, and (ii) collection of loan to related party of US$0.5 million.

Net cash provided by financing activities

Net cash provided by financing activities was US$23.5 million in 2024, which primarily comprised (i) proceeds from our initial public offering of US$20.3 million, (ii) proceeds from borrowings of US$11.7 million, and (iii) loan from a third party of US$2.8 million, partially offset by (i) repayments of borrowings of US$7.2 million and (ii) payment of deferred offering cost of US$4.2 million.

Net cash provided by financing activities was US$1.4 million in 2023, which primarily comprised (i) proceeds from borrowings of US$9.5 million, and (ii) collection of shareholder investment fund receivable of US$3.0 million, partially offset by (i) repayments of borrowings of US$6.4 million, (ii) repayment of loans from related parties of US$3.6 million, and (iii) payment of deferred offering cost of US$0.9 million.

Net cash provided by financing activities was US$9.8 million in 2022, which primarily comprised (i) issuance of preferred shares of US$12.0 million, (ii) loans from related parties of US$7.5 million, and (iii) proceeds from borrowings of US$6.7 million, partially offset by (i) repayment of loans from related parties of US$11.7 million, (ii) repayment of borrowings of US$2.6 million, and (iii) repayment of capital injection of US$1.5 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent period primarily include our capital expenditures.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with the acquisition of professional athletes and league seats. Our capital expenditures were US$6.5 million, US$3.6 million and US$2.0 million in 2022, 2023 and 2024. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity or any contractual arrangement that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

NIP Group Inc. is a holding company with no material operations of its own. We conduct our China business primarily through our PRC subsidiaries and, prior to the Restructuring, also through our former VIE, Wuhan ESVF. As of the date of this annual report, we also conduct an insignificant portion of our business through the VIEs incorporated in China with which we have maintained contractual arrangements. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries and the service fees paid by the VIEs. We expect that the amounts of such dividends will increase in the foreseeable future as our China business continues to grow. If our existing subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, each of our PRC subsidiaries and the VIEs must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our PRC subsidiaries. Appropriation to discretionary surplus fund is made at the discretion of our PRC subsidiaries and the VIEs.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries through loans or capital contributions, and to the VIEs only through loans, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries or the VIEs when needed.

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on The Company—4.B. Business Overview—Intellectual Property.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and assumptions that we believe to be reasonable. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) business combination; and (iii) income taxes. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Valuation of ordinary shares and preferred shares

The fair value of our ordinary shares and preferred shares were determined with the assistance of an independent third-party valuation firm, by applying discounted cash flow method under income approach and equity allocation model based on option pricing model with probability-weighted scenario analysis using management’s estimates and assumptions.

The estimation involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, revenue growth rate, discount rate, risk-free interest rate and subjective judgments regarding our projected financial and operating results, its unique business risks, the probabilities of each scenario of possible future outcomes and its operating history and prospects at each of the valuation dates.

Valuation in the purchase price allocation associated with business combination

We used the following valuation methodologies to value assets acquired, liabilities assumed and intangible assets identified:

●	League tournaments rights were valued using the multi-period excess earning method under income approach, which represents the excessive earnings generated by the asset that remains after a deduction for a return on other contributory assets;

●	Brand names were valued using the relief from royalty method under income approach, which represents the benefits of owning the intangible asset rather than paying royalties for its right of use;

●	Other assets and liabilities carrying value approximated fair value at the time of acquisition.

The estimation involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, revenue growth rate, discount rate, risk-free interest rate, royalty rates and subjective judgments regarding our projected financial and operating results, its unique business risks.

Income taxes

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgements and estimates. Changes in these estimates and judgements may result in material increase or decrease in our provision for income tax expenses, which could be material to our financial position and results of operations. The amounts of allowance over deferred tax assets were US$1,372,267, US$1,703,274 and US$1,940,958 as of December 31, 2022, 2023 and 2024, respectively.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers.

Directors and Executive Officers	Age	Position/Title
Mario Yau Kwan Ho	30	Chairman and Co-Chief Executive Officer
Hicham Chahine	36	Director and Co-Chief Executive Officer
Liwei Sun	39	Director and President
Yanjun Xu	37	Director and Financial Director
Felix Granander	28	Director
Carter Jack Feldman	28	Independent Director
King R.H. Harris	34	Independent Director
Zhiyong Li	41	Chief Financial Officer
Heng Zhang	43	Chief Strategy Officer
Hang Sui	43	Chief Operating Officer
Lei Zhang	39	Chief Experience Officer
Heng Tang	39	Executive Vice President
Haoming Yu	36	Senior Vice President

Mr. Mario Yau Kwan Ho is our co-founder, co-chief executive officer and the chairman of our board of directors. He currently serves as the CEO of our Asia business. Mario founded Victory Five (V5) esports club and the Macau Esports Federation in 2018, serving as the chairman for both entities. As the partner of iDreamSky Technology Holdings Limited (01119.HK), Mario led the games publishing company to a successful listing on the Hong Kong Stock Exchange. In 2021, Mario led the merger between V5 and eStar Esports, creating then the largest Chinese esports company. In 2023, he led the merger between ESV5 and Ninjas in Pyjamas. Mario received his bachelor’s degree in management science from the Massachusetts Institute of Technology in 2016.

Mr. Hicham Chahine is our co-founder, co-chief executive officer and director. He currently serves as the CEO of our Western and MENA businesses. Hicham acquired Ninjas in Pyjamas in 2016, and has served as its chief executive officer since then. Prior to joining Ninjas in Pyjamas, Hicham had extensive experiences ranging from financial industry to entrepreneurship. From May 2008 to June 2016, he was the managing director of hedge funds at Formue, the largest wealth management firm in the Nordics. In February 2010, Hicham founded and served as chairman of DIGLIFE AS, a private equity firm with investment portfolios in lifestyle, gaming and other technology-related companies. Hicham graduated from BI Norwegian Business School with a bachelor’s degree in business and economics in 2013.

Mr. Liwei “xiaOt” Sun is our president. He has served as our director since February 2021. xiaOt was one of China’s most famous esports athletes with renown and success in titles such as Warcraft III, Starcraft II and Heroes of the Storm. xiaOt co-founded and served as the chief executive officer of Invictus Gaming esports club in 2012. He founded eStar Gaming in 2014 and led the team to win numerous world and national championships across multiple titles. xiaOt was the co-founder of Wuhan Xingjing Interactive Entertainment Co., Ltd., which later became a subsidiary of Wuhan ESVF. He has also served as the vice-president of the Hubei Esports Association since 2022.

Ms. Yanjun Xu has served as our director since March 2022. Yanjun has also been our financial director since June 2020. From 2017 to 2020, she worked as a financial director of a subsidiary of Wuhan Tourism and Sports Group. Yanjun received her bachelor’s degree in management from the Hubei University of Technology in 2013. She was qualified as an intermediate-level accounting professional in 2014 and a CPA professional in 2018.

Mr. Felix Granander has served as our director since January 2023 and brings a wealth of experience from the hospitality, technology and healthcare sectors. Felix has a number of investments in the marketing and technology space, informed by his extensive financial background.

Mr. Carter Jack Feldman has served as our independent director since January 2023. He has also been the chief executive officer of QED and Open Assets Standards since May 2022 which is a company that works with large game publishers to standardize dynamic digital assets across games. Carter has also served as the chief technology officer of Dreamwalk Technologies Limited since 2018. He is otherwise known for creating the first Minecraft modding engine for mobile devices, ModPE, which has been installed on over 20,000,000 devices around the world

Mr. King R.H. Harris has served as our independent director since September 2024. Randy has a wealth of experience in sports business. He is a founder at 3V Sports Management, a U.S -based basketball agency specializing in advancing the professional careers of athletes. As a seasoned investor in real estate, technology, and AI ventures, he also has a deep understanding of economic sectors. Randy received his bachelor’s degree from Loyola Marymount University in Los Angeles.

Mr. Zhiyong (Ben) Li has served as our chief financial officer since August 2022. Prior to that, Ben served as our financial advisor for approximately eight months. From 2019 to 2021, he was the chief financial officer of BlueCity Holdings Limited (Nasdaq: BLCT). He also served multiple positions in GDS Holdings Limited (Nasdaq: GDS) from 2007 to 2019, with the last position held as finance vice president from 2014 to 2019. Ben worked as an associate at PricewaterhouseCoopers Zhong Tian LLP, Beijing Branch from 2005 to 2007. He received his bachelor’s degree in national economic management from the Renmin University of China in 2005.

Mr. Heng (Vulcan) Zhang joined us in March 2021. He oversees our strategic development, including investor relations and corporate financing. He also serves as the secretary to our board. From 2014 to 2020, Vulcan held various positions at iDreamSky Technology Holdings Limited (01119.HK), including senior vice president, executive committee member, secretary to the board of iDreamSky Technology Holdings Limited and company secretary. Vulcan has a China securities investment fund industry practice certificate issued in 2017 by the Asset Management Association of China, and certificates of qualification as secretary of the board of directors issued in 2016 by the Shenzhen Stock Exchange and the Shanghai Stock Exchange. He has also become a co-member of the Hong Kong Chartered Secretaries’ Union in 2020. Vulcan received his financial master’s degree in business administration (FMBA) from the Chinese University of Hong Kong — Tsinghua University Cooperative Education in 2017.

Mr. Hang (Allen) Sui joined us in November 2023 to serve as the chief operating officer. As one of the earliest participants in the Chinese esports industry, Allen has approximately 15 years of experience in the operation of domestic and global competitive gaming projects, including Crossfire, AVA Online, War Thunder, PUBG: Battlegrounds, Valorant and Freestyle. Prior to joining us, Allen served as the assistant publishing producer and publishing producer in the gaming division of Tencent from 2009 to 2018, and associate director of Tencent from 2018 to 2023. Allen was also a former professional Counter-Strike player who competed for WizArds team in 2003. Allen received his master’s degree in laws from Changchun University of Technology in 2009 and bachelor’s degree in laws from Jilin University in 2005. Allen pursued his Executive Doctorate in Business Administration (EDBA) from the University of Montpellier while actively employed.

Mr. Lei Zhang has served as our chief experience officer since September 2024, and our senior vice president since January 2021. He also served as our director from February 2021 to July 2024. Prior to joining us, Lei had served as the general manager for Hongli Culture Communications (Wuhan) Co., Ltd., the operating entity of MAG Studio, since 2017. From 2015 to 2017, he served as general manager of Koi Network Technology (Wuhan) Co., Ltd. He worked as the assistant to the general manager at Yimin Pharmaceuticals from 2013 to 2016, and worked in BGA Division of Airchina Media Co., Ltd. in 2013. Lei has served as the vice president of the Hubei Esports Association since 2022. He received his master’s degree in multimedia from Nottingham Trent University in 2012.

Mr. Heng (Donald) Tang joined us in 2019 and currently serves as our executive vice president. Donald has extensive experiences in investment banking, auditing, investment and fund management. From 2019 to 2022, he served as the chief financial officer of Shenzhen Weiwu Esports Internet Technology Co., Ltd., a subsidiary of Wuhan ESVF. He also served as the investment director of iDreamSky from 2016 to 2019. Donald worked as a senior project manager at Huarong Securities Co. Ltd. from 2015 to 2016, a project manager at Century Securities from 2014 to 2015, and a senior auditor at PricewaterhouseCoopers, Shenzhen Branch, from 2011 to 2014. Donald received his master’s degree in finance and management from the University of Exeter in 2010 and is a Senior Member of ACCA.

Mr. Haoming Yu has served as the senior vice president and the head of our talent management business division since August 2021. Prior to joining us, Haoming had years of experience in event planning and operation in the media industry and has served as the director general of multiple large-scale new product promotion projects, including Coca-Cola, Red Bull, P&G, JD Logistics, and VV Soybean Milk. He founded Sacho Interactive Entertainment, a professionally generated content agency in 2017, and Shanqiu Culture Communication in 2018 to develop livestreaming economy business. He worked as the co-founder after the merger with Shanghai Huangxi Culture in May 2020. Haoming received his master’s degree in design from the China University of Geosciences in 2015.

6.B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid an aggregate of US$1.7 million in cash and benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, direct or end customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

2021 Share Incentive Plan

In 2021, we adopted 2021 Share Incentive Plan, or 2021 Plan, to attract and retain the best available personnel, to provide additional incentives to employees and to promote the success of our business. The maximum aggregate number of ordinary shares of NIP Group Inc. which may be issued under the 2021 Plan is 4,360,799, which has been proportionately adjusted under the Restructuring.

As of March 31, 2025, all share awards for an aggregate of 4,360,799 ordinary shares have been granted pursuant to the 2021 Plan, which have all vested and been exercised.

The following paragraphs summarize the terms of the 2021 Plan.

Plan Administration. Our board of directors or a committee appointed by our board of directors acts as the plan administrator. The board of directors or the committee may also delegate its powers under the 2021 Plan to one or more officers of the Company to grant or amend awards or take other general administrative actions.

Type of Awards. The 2021 Plan permits the awards of options, restricted shares, restricted share units, or any other type of awards approved by the plan administrator.

Award Agreement. Awards granted under the 2021 Plan shall be evidenced by an award agreement between the award recipient and the Company, which may be any written notice, agreement, terms and conditions, contract or other instrument or document evidencing the grant of such awards.

Eligibility. We may grant awards to employees of our company and our subsidiaries.

Term of Awards. Each award under the 2021 Plan shall vest or be exercised not more than ten years after the date of grant unless extended by the plan administrator. Each share award is subject to earlier termination as set forth in the 2021 Plan. The award is only exercisable before the eligible individual’s termination of service with us, except as determined otherwise by the plan administrator or set forth in the award agreement. Any awards that are outstanding on the tenth anniversary of the 2021 Plan shall lapse automatically.

Vesting Schedule and Other Restrictions. The plan administrator has discretion in determining the individual vesting schedules and other restrictions applicable to the awards granted under the 2021 Plan. The vesting schedule is set forth in the award agreement.

Exercise Price. The plan administrator has discretion in determining the price of the awards, which can be a fixed or variable price related to the fair market value of the underlying ordinary shares and are subject to a number of limitations.

Termination. Unless terminated earlier, the 2021 Plan has a term of ten years from its date of effectiveness.

Amendment, Suspension or Termination. Our board of directors may at any time terminate, amend or modify the 2021 Plan, except where shareholder approval is required to comply with applicable laws or where the amendment relates to (i) any increases in the number of shares available under the 2021 Plan (other than any adjustment permitted under the 2021 Plan), or (ii) an extension of the term of the 2021 Plan or the exercise period for an option beyond ten years from the date of grant. To the extent permissible under the applicable laws, our board of directors may decide to follow home country practice not to seek shareholder approval for any amendment or modification of the 2021 Plan. However, no amendment, suspension or termination of the 2021 Plan shall, without the consent of the award recipients, adversely affect in any material way any award that has been granted or awarded prior to such amendment, suspension or termination.

Transfer Restriction. Awards may not be transferred in any manner by the eligible employees other than in accordance with the exceptions provided in the 2021 Plan, such as by will or by the laws of descent or distribution.

2024 Share Incentive Plan

In June 2024, we adopted the 2024 Share Incentive Plan, or the 2024 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2024 Plan is 11,956,812.

As of March 31, 2025, the number of underlying shares pursuant to the outstanding share awards granted under the 2024 Plan amounted to 3,337,678 Class A ordinary shares.

The following paragraphs describe the principal terms of the 2024 Plan.

Type of awards. The 2024 Plan permits the awards of options, restricted shares, and restricted share units or other types of awards approved by our board of directors or a committee appointed by our board of directors.

Plan administration. The 2024 Plan shall be administered by our board of directors or a committee appointed by the board of directors.

Award agreement. Awards under the 2024 Plan are evidenced by an award agreement that set forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility. We may grant awards to employees, consultants, and directors of our company and our subsidiaries.

Vesting schedule. In general, our board of directors or a committee appointed by the board of directors determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of awards. The exercise price per share subject to an option is determined by the board of directors or a committee appointed by the board of directors and set forth in the award agreement which may be a fixed price or a variable price related to the fair market value of the shares.

Transfer restrictions. Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions provided in the 2024 Plan, such as transfers to our company or a subsidiary of ours, transfers by gift to “immediate family” as that term is defined in SEC Rule 16a-1(e) promulgated under the Exchange Act, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of our board of directors, a committee appointed by the board of directors or our executive officer or director duly authorized by the relevant committee, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by our board of directors or a committee appointed by the board of directors, pursuant to such conditions and procedures as our board of directors or a committee appointed by the board of directors may establish.

Termination and amendment. Unless terminated earlier, the 2024 Plan has a term of ten years. Our board of directors may terminate, amend or modify the 2024 Plan at any time. However, to comply with applicable laws or stock exchange rules, shareholder approval is required for any amendment unless we opt to follow home country practice. Specifically, unless we opt to follow home country practice, shareholder approval is necessary for any amendment that (i) increases the number of shares available under the 2024 Plan, except for certain exemptions as stipulated in the 2024 Plan, or (ii) allows our board of directors or a committee appointed by the board of directors to extend the term of the 2024 Plan or the exercise period for an option beyond ten years from the date of grant.

Equity Incentive Trust

The ESVF Trust was established under a trust deed between our Company as settlor and Vistra Trust (Hong Kong) Limited, or the VTHK, as trustee, on January 20, 2023. Through the ESVF Trust, our ordinary shares and other rights and interests under awards granted pursuant to our 2021 Plan may be provided to certain award recipients. As of the date of this annual report, some of the award recipients under the 2021 Plan participated in the ESVF Trust.

Participants in the ESVF Trust transfer their awards to Vistra Trust to be held for their benefit. Upon satisfaction of vesting conditions and request by award recipients, the VTHK as trustee of the ESVF Trust will exercise the awards and transfer the relevant ordinary shares and other rights and interests under the awards to the relevant participants upon written instructions by an advisory committee established by the plan administrator. The advisory committee is authorized by the plan administrator to make all determinations and provide directions to the VTHK in relation to the administration of the ESVF Trust and the 2021 Plan. The trust deed provides that the VTHK as trustee of the ESVF Trust shall not exercise the voting rights attached to such ordinary shares unless otherwise directed by the advisory committee.

The following table summarizes, as of March 31, 2025, the number of shares under outstanding share awards that we granted to our directors and executive officers.

	Class A Ordinary Shares
	Underlying Share Awards	Exercise Price	Date of	Date of
Name	Granted	(US$/Share)	Grant	Expiration
Zhiyong Li	1,151,953	N/A	January 16, 2025	N/A
Heng Zhang	1,124,764	N/A	January 16, 2025	N/A
Hang Sui	623,607	N/A	January 16, 2025	N/A
Yanjun Xu	100,000	N/A	March 31, 2025	N/A

As of March 31, 2025, our employees and other qualified individuals other than members of our senior management as a group held outstanding share awards to purchase 337,354 Class A ordinary shares.

6.C. Board Practices

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have also adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Carter Jack Feldman, Mr. King R.H. Harris and Mr. Felix Grananderv. Mr. Carter Jack Feldman is the chairperson of our audit committee. We have determined that each of Mr. Carter Jack Feldman and Mr. King R.H. Harris satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that Mr. Carter Jack Feldman qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Mario Yau Kwan Ho, Mr. Hicham Chahine and Mr. Liwei Sun. Mr. Mario Yau Kwan Ho is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Mario Yau Kwan Ho and Mr. Hicham Chahine. Mr. Mario Yau Kwan Ho is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as their office is vacated or where they are removed from office by an ordinary resolution of our shareholders. The service of our independent directors may be terminated by the director or by us with a 30-day advance written notice or such other shorter period of notice as mutually agreed. In addition, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

6.D. Employees

As of December 31, 2024, we had 339 employees. The following tables set forth the breakdown of our full-time employees as of December 31, 2024 by function and location, respectively:

Function	Number of Employees

Esports teams	36
Talent management	93
Event production	80
Sales and marketing	53
General administrative and others	77
Total	339

Location	Number of Employees

China	313
Sweden	24
Brazil	2
Total	339

Our employees and our culture are critical to our success. We strive to maintain a collegial and creative corporate culture. We have various recruiting channels and do our best to provide our recruits with great career development possibilities. In addition to on-the-job training, we also have established various onsite and online training programs to keep our employees abreast of industry trends. Our training program topics cover professional and leadership skills, technology, and regulatory developments, focusing on both our daily business operations and each employee’s individual career development. We believe that our compensation and benefits packages are competitive within our industry. We have not experienced any significant labor disputes. We believe that we maintain good relationships with our employees. None of our employees in China are represented by labor unions.

We generally enter into standard confidentiality and employment agreements with our employees to cover matters such as salaries, benefits and grounds for termination. The contracts with our key personnel typically include a non-solicitation covenant, as well as a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for two years, or such other period agreed between the employee and us, after the termination of his or her employment, provided that we pay a certain amount of compensation during the restriction period.

As required by local regulations in the country where we operate, we participate in various employee social security plans that are administered by municipal and provincial governments for our full-time employees. In China, such required social security plans include housing, pension, medical insurance, unemployment insurance, injury insurance and maternity insurance. We are required under PRC law to make contributions to employee benefit plans for our PRC-based full-time employees at specified percentages of the total salaries, bonuses and certain allowance of our employees, up to a maximum amount specified by the relevant local governments in China from time to time. We are also required to make contributions to mandated employee provident fund schemes required by local laws for our employees in other jurisdictions.

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2025 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own 5% or more of our shares.

The calculations in the table below are based on 113,396,571 ordinary shares issued and outstanding as of March 31, 2025, including 75,392,253 Class A ordinary shares, 24,641,937 Class B1 ordinary shares and 13,362,381 Class B2 ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A Ordinary	Class B1 Ordinary	Class B2 Ordinary	Total Ordinary Shares on an As-Converted	% of Beneficial	% of Aggregate Voting
	Shares	Shares	Shares	Basis	Ownership**	Power***
Directors and Executive Officers†:
Mario Yau Kwan Ho(1)	—	15,278,950	—	15,278,950	13.5	36.6
Hicham Chahine(2)	—	—	13,362,381	13,362,381	11.8	32.0
Liwei Sun(3)	—	9,362,987	—	9,362,987	8.3	22.4
Yanjun Xu	—	—	—	—	—	—
Felix Granander(4)	12,268,258	—	—	12,268,258	10.8	1.5
Carter Jack Feldman	—	—	—	—	—	—
King R.H. Harris	—	—	—	—	—	—
Zhiyong Li	—	—	—	—	—	—
Heng Zhang	—	—	—	—	—	—
Hang Sui	—	—	—	—	—	—
Lei Zhang	*	—	—	*	*	*
Heng Tang(5)	1,104,590	—	—	1,104,590	1	0.1
Haoming Yu(6)	1,484,949	—	—	1,484,949	1.3	0.2
All Directors and Executive Officers as a Group	15,727,137	24,641,937	13,362,381	53,731,455	47.4	92.9
Principal Shareholders
Seventh Hokage Management Limited(1)	—	15,278,950	—	15,278,950	13.5	36.6
DIGLIFEAS(2)	—	—	13,362,381	13,362,381	11.8	32
Nyx Ventures AS(7)	13,086,142	—	—	13,086,142	11.5	1.6
Tolsona Ltd.(4)	12,268,258	—	—	12,268,258	10.8	1.5
xiaOt Sun Holdings Limited(3)	—	9,362,987	—	9,362,987	8.3	22.4
Shanghai Yuyun Management Partnership (Limited Partnership)(8)	9,101,851	—	—	9,101,851	8.0	1.1

Notes:

†	Except as otherwise indicated below, the business address of our directors and executive officers is Rosenlundsgatan 31, 11863, Stockholm, Sweden. The business address of Mario Yau Kwan Ho, Liwei “xiaOt” Sun, Yanjun Xu, Zhiyong Li, Heng Zhang, Hang Sui, Lei Zhang, Heng Tang and Haoming Yu is No. 26, Gaoxin 2nd Road, East Lake High-tech Development Zone, Wuhan, Hubei, 430000, The People’s Republic of China.

*	Beneficially owns less than 1% of our outstanding shares.

**	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) the total number of ordinary shares outstanding and (ii) the number of ordinary shares that such person or group has the right to acquire upon exercise of options or other right within 60 days after the date of this annual report.

***	For each person or group included in this column, percentage of total voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A, Class B1 and Class B2 ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of Class B1 and Class B2 ordinary shares (collectively referred to as “Class B ordinary shares”) is entitled to 20 votes per share, subject to the approval conditions for ordinary resolutions, the Weighted Voting Right and certain restrictions. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. For more information about the voting rights of our Class A and Class B ordinary shares, see “Item 10. Additional Information—10.B. Memorandum and Articles of Association.”

(1)	Represents 15,278,950 Class B1 ordinary shares directly held by Seventh Hokage Management Limited (formerly known as Mario Ho Holdings Limited), a limited liability company established in the British Virgin Islands. Seventh Hokage Management Limited is wholly owned by Seventh Hokage Holdings Limited, a limited liability company established in the British Virgin Islands, which is beneficially owned by Mr. Mario Yau Kwan Ho through a trust. Mr. Mario Yau Kwan Ho and his family are the trust’s beneficiaries. The registered address of Seventh Hokage Management Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)	Represents 13,362,381 Class B2 ordinary shares directly held by DIGLIFE AS, a company registered under the laws of Norway and is 95.61% owned by Mr. Hicham Chahine. The registered address of DIGLIFE AS is Tors gate 2B, 0260 Oslo, Norway.

(3)	Represents 9,362,987 Class B1 ordinary shares directly held by xiaOt Sun Holdings Limited, a limited liability company established in the British Virgin Islands. xiaOt Sun Holdings Limited is wholly owned by Mr. Liwei Sun. The registered address of xiaOt Sun Holdings Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(4)	Represents 12,268,258 Class A ordinary shares held by Tolsona Ltd., a company incorporated in the Republic of Cyprus. Tolsona Ltd. is wholly owned by Mr. Felix Granander. The registered address of Tolsona Ltd. is Naxou, 4, 1st Floor, Flat/Office 101, 1070, Nicosia, the Republic of Cyprus.

(5)	Represents 1,104,590 Class A ordinary shares issued pursuant to options that are held by Mr. Heng Tang.

(6)	Represents 1,484,949 Class A ordinary shares directly held by Danny Yu Holdings Limited, a limited liability company established in the British Virgin Islands. Danny Yu Holdings Limited is wholly owned by Mr. Haoming Yu. The registered address of Danny Yu Holdings Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(7)	Represents 13,086,142 Class A ordinary shares directly held by Nyx Ventures AS as of September 30, 2024, as reported in the Schedule 13G filed by Nyx Ventures AS with the SEC on November 14, 2024. Nyx Ventures AS is a company registered under the laws of Norway. Nyx Ventures AS is wholly owned by Tiron AS, which is a Norway incorporated company wholly owned by Mr. Thomas Neslein. The registered address of Nyx Ventures AS is Olav Vs Gate 5, 0161 Oslo, Norway.

(8)	Represents 9,101,851 Class A ordinary shares held by Shanghai Yuyun Management Partnership (Limited Partnership), a PRC limited partnership. The general partner of Shanghai Yuyun Management Partnership (Limited Partnership) is Wuhan Donghu Lvxin Garden Co. Ltd., a company wholly owned by Wuhan Jinlv Construction Investment (Group) Co. Ltd., which is directly wholly owned by Wuhan Tourism and Sports Group. Wuhan Tourism and Sports Group is wholly owned by Wuhan Culture Tourism Group Co., Ltd., which is wholly owned by the Wuhan State-owned Assets Supervision and Administration Commission, or Wuhan SASAC, a sub-department of Wuhan municipal government. The business address of Shanghai Yuyun Management Partnership (Limited Partnership) is Room 368, Part 302, No. 211 North Fute Road, China (Shanghai) Pilot Free Trade Zone, Shanghai City, PRC.

To our knowledge, as of the date of this annual report, a total of 35,804,218 Class A ordinary shares are held by one record holder in the United States, which is the depositary of our ADS program for the benefit of holders of ADRs. None of our outstanding Class B ordinary shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Most of our operations are conducted in Sweden and China, and substantially all of our assets are located in Sweden and China. In addition, except for Mr. Carter Jack Feldman and Mr. King R.H. Harris, our independent directors, the rest of our current directors and officers listed in “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management” are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. For example, Mr. Mario Yau Kwan Ho is a Hong Kong resident, while Mr. Liwei Sun, Ms. Yanjun Xu, Mr. Zhiyong Li, Mr. Heng Zhang, Mr. Hang Sui, Mr. Lei Zhang, Mr. Heng Tang and Mr. Haoming Yu reside in mainland China. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have been informed by Carey Olsen Singapore LLP, our counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States. We have also been advised by Carey Olsen Singapore LLP that although there is no statutory enforcement in the Cayman Islands of judgments obtained in a U.S. court (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

CM Law Firm, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

CM Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity arrangement between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

As to Swedish law, the issue of enforcement and recognition of foreign judgments is exhaustively governed in statutory law and Swedish courts and judicial agencies may not enforce a foreign judgment without statutory provisions allowing them to. As of the date of this annual report, judgments of courts in the United States cannot be recognized or enforced in Sweden. This means that the obligations concerned in any such judgments would have to be re-litigated before a Swedish court, which includes the Swedish court ruling on the merits. In such case the judgment from the United States is based on a choice of law agreement, Swedish courts will generally give deference to it, as per Swedish case law. Such deference is contingent on the judgment being the result of proceedings that meet minimum legal certainty and due process requirements.

Sweden is a contracting state to, and has incorporated, the Convention of June 30, 2005 on Choice of Court Agreements. The convention allows Swedish courts to recognize and enforce foreign judgments where the foreign court was designated as the proper venue by virtue of a choice of court agreement between the parties and also is a court of another contracting state. In such case the United States, that is a signatory to the aforementioned convention, would ratify it, Swedish courts would recognize and enforce judgments from courts in the United States that have been chosen as proper venue by the parties. The same applies for the Convention of July 2, 2019 on the Recognition and Enforcement of Foreign Judgments in Civil or Commercial Matters, which Sweden has acceded to and adopted through the European Union. Under said convention, money judgments are generally eligible for recognition and enforcement, but with some exceptions such as judgments concerning intellectual property.

Judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, subject to certain conditions, including but not limited to when the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties or similar charges, the judgment is final and conclusive and has not been stayed or satisfied in full, the proceedings in which the judgment was obtained were not contrary to natural justice and the enforcement of the judgment is not contrary to public policy of Hong Kong, Hong Kong courts may accept such judgment obtained from a United States court as a debt due under the rules of common law enforcement. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

6.F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plans.”

Other Related Party Transactions

Transactions with Mario Yau Kwan Ho

In 2022, we recorded collection of loan of US$297,221 to Mr. Ho. In 2023, we recorded repayment of reality show services provided by Mr. Ho of US$667,994 and reality show service provided by Mr. Ho of US$146,822. In 2024, we recorded reality show service provided by Mr. Ho of US$224,528 and repayment of reality show services provided by Mr. Ho of US$39,048. We also had amounts due to Mr. Ho of US$685,786, US$146,429 and US$325,277 as of December 31, 2022, 2023 and 2024, respectively, representing reality show service fee.

Tianjin Mingren Enterprise Management Partnership (Limited Partnership), or Tianjin Mingren, is an entity ultimately controlled by Mr. Ho. We had amounts due from Tianjin Mingren of US$141 and nil as of December 31, 2023 and 2024, respectively.

Transactions with Hicham Chahine

We had amounts due to Mr. Chahine of US$4,035 and nil as of December 31, 2023 and 2024, respectively.

Transactions with Liwei Sun

In 2022, we recorded collection of loan of US$113,721 to Mr. Sun. In 2023, we recorded loan to Mr. Sun of US$49,429 and collection of loan to Mr. Sun of US$49,429. We had amounts due from Mr. Sun of US$38,258, US$37,165 and US$36,150 as of December 31, 2022, 2023 and 2024, respectively, representing interest-free loans provided to Mr. Sun, which were due on demand.

Wuhan Xingjing Culture Media Co., Ltd., or Xingjing Culture Media, is an entity controlled by Mr. Sun. In 2022, we recorded US$6.7 million of loan from Xingjing Culture Media and loan repayment of US$9.9 million to Xingjing Culture Media. In 2023, we recorded US$282,507 of loan from Xingjing Culture Media and loan repayment of US$3.6 million to Xingjing Culture Media. We had amounts due to Xingjing Culture Media of US$3.5 million, US$88,650 and US$86,228 as December 31, 2022, 2023 and 2024, respectively, representing interest-free loan for daily operations, which were due on demand.

Hainan Xingjing Technology Center LLP, or Hainan Xingjing, is an entity controlled by Mr. Sun. In 2022, we recorded collection of loan to Hainan Xingjing in the amount of US$53,500. As of December 31, 2022, 2023 and 2024, we had no outstanding due from Hainan Xinjiang.

Tianjin Xingjingweiwu Management Consulting LLP, or Tianjin LLP, is an entity controlled by Mr. Sun. In 2022, we recorded loan to Tianjin LLP in the amount of US$149. In 2024, we recorded payment to Tianjin LLP for Wuhan ESVF’s share purchase of US$62,702, and collection of loan to Tianjin LLP in the amount of US$278. We also had amounts due from Tianjin LLP of US$289, US$282 and nil as of December 31, 2022, 2023 and 2024, respectively, representing represented interest-free loans provided to Tianjin LLP, which were due on demand.

Transactions with Rui Zhou

In 2022, we recorded reimbursement for operating expenses of US$167,221. As of December 31, 2022, 2023 and 2024, we had no outstanding due to Ms. Zhou.

Transactions with Wuhan Tourism and Sports Group

In 2022, we provided sponsorships and advertising services to Wuhan Tourism and Sports Group of US$700,993. In 2023, we provided sponsorships and advertising services to Wuhan Tourism and Sports Group of US$666,156. In 2024, we provided sponsorships and advertising services to Wuhan Tourism and Sports Group of US$600,898. We also had amounts due to Wuhan Tourism and Sports Group of US$1.3 million, US$609,009 and nil as of December 31, 2022, 2023 and 2024, respectively.

Wuhan Linyu Ecological Group Co., Ltd., or Wuhan Linyu, is a company indirectly wholly owned by Wuhan Tourism and Sports Group. In 2022, we purchased landscaping services of US$3,812 from Wuhan Linyu and recorded interest expenses of US$416,517 paid to Wuhan Linyu. In 2023, we purchased landscaping services of US$6,758 from Wuhan Linyu and made the repayment of services provided by Wuhan Linyu of US$8,106. In 2024, we purchased landscaping services of US$5,489 from Wuhan Linyu and made the repayment of services provided by Wuhan Linyu of US$5,489. We had amounts due to Wuhan Linyu of US$1,383, nil and nil as of December 31, 2022, 2023 and 2024, respectively.

Transactions with Haoming Yu

In 2022, we recorded loan of US$445,831 from Mr. Yu, repayment of loan of US$891,663 from Mr. Yu, advance for our operations of US$609,637 to Mr. Yu, and reimbursement for operating expense of US$624,833.

Transactions with Ronghua Gu

In 2022, we recorded advance for our operations of US$1.9 million to Mr. Gu, reimbursement for operating expense of US$2.2 million in connection with our general business operations, loan from Mr. Gu of US$445,831, and repayment of loan of US$891,663 from Mr. Gu. As of December 31, 2022, 2023 and 2024, we had no outstanding amounts due to or from Mr. Gu.

Transactions with Shenzhen Media Group

We provided sponsorships and advertising services to Shenzhen Media Group, an affiliate of Shenzhen Media Group (International Limited) which is one of our shareholders, in exchange for the use of stadium and dormitories owned by Shenzhen Media Group. In 2022, we provided sponsorships and advertising services to Shenzhen Media Group of US$445,831, and recorded rental expenses of US$641,997, government subsidies that should be distributed to Shenzhen Media Group of US$445,831, and repayment of capital injection of US$1.5 million. We also purchased event production services from Shenzhen Media Group of US$15,307 in 2022. In 2023, we provided sponsorships and advertising services to Shenzhen Media Group of US$423,675, and recorded rental expenses of US$610,092 and government subsidies that should be distributed to Shenzhen Media Group of US$423,675. We also purchased event production services from Shenzhen Media Group of US$14,687, and recorded repayment of government subsidies distributed to Shenzhen Media Group of US$282,450 in 2023. In 2024, we recorded rental expenses of US$16,579 and government subsidies that should be distributed to Shenzhen Media Group of US$416,914. We also purchased event production services of US$2,622 and event operation services of US$119,571 from Shenzhen Media Group, and provided event production services to Shenzhen Media Group of US$437,891 in 2024. We had amounts due to Shenzhen Media Group of US$290,321, US$422,540 and US$946,944 as of December 31, 2022, 2023 and 2024, respectively, representing government subsidies we received and should pay to Shenzhen Media Group pursuant to a cooperation agreement, as well as event operation services provided by Shenzhen Media Group. As of December 31, 2024, we had amounts due from Shenzhen Media Group of US$252,079, representing the accounts receivable for providing esports service to Shenzhen Media Group.

Transactions with Douyu

Wuhan Ouyue Online TV Co., Ltd., or Wuhan Ouyue, is an entity controlled by Douyu. In 2022, we provided talent management services to Wuhan Ouyue for US$33.7 million. Through the reassessment ofthe dilution of equity interest after acquisition of Ninjas in Pyjamas on January 10, 2023, Douyu and WuhanOuyue are no longer accounted as our related party. We had amounts due from Wuhan Ouyue of US$l.1 million as of December 31,2022.

Transactions with Shenzhen Xingjing Weiwu Education Technology Co., Ltd.

In 2023, we provided loan to Shenzhen Xingjing Weiwu Education Technology Co., Ltd., or Shenzhen Xingjing Weiwu Education, an entity in which we have a minority equity interest, of US$152,304. In the same year, we also provided event production services to Shenzhen Xingjing Weiwu Education of US$75,988. As of December 31, 2023, we had amounts due from Shenzhen Xingjing Weiwu Education of US$232,229, and amounts due to Shenzhen Xingjing Weiwu Education of US$131,017. In 2024, we provided loan of US$1,042 and event production services of US$25,297 to Shenzhen Xingjing Weiwu Education. As of December 31, 2024, we had amounts due from Shenzhen Xingjing Weiwu Education of US$196,437, and amounts due to Shenzhen Xingjing Weiwu Education of US$131,017.

Transactions with Shengjie Huang

As of December 31, 2024, we had amounts due from Mr. Huang, a shareholder of us, of US$411,511, representing interest-free loans provided to Mr. Huang.

Transactions with Wuhan Yingyi Culture Media Co., Ltd.

In 2024, we provided talent management service to Wuhan Yingyi Culture Media Co., Ltd., or Wuhan Yingyi, an entity in which we have a minority equity interest, of US$14,967. As of December 31, 2024, we had amounts due to Wuhan Yingyi of US$9,006.

Transactions with Wuhan Lingsheng Culture and Technology Co., Ltd.

In 2024, we provided talent management service to Wuhan Lingsheng Culture and Technology Co., Ltd., or Wuhan Lingsheng, an entity in which we have a minority equity interest, of US$7,258. As of December 31, 2024, we had amounts due to Wuhan Lingsheng of US$5,353.

Transactions with Wuhan Suran Culture Media Co., Ltd.

In 2024, we provided talent management service to Wuhan Suran Culture Media Co., Ltd., an entity in which we have a minority equity interest, of US$37,586.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Pending or future litigations, arbitrations, governmental investigations and other legal proceedings could have a material and adverse impact on our financial condition and operating results.”

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us.

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—12.D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

8.B. Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9.	THE OFFER AND LISTING

9.A. Offering and Listing Details

The ADSs, each representing two of our Class A ordinary shares, have been listed on the Nasdaq Global Market under the symbol “NIPG” since July 26, 2024.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

The ADSs, each representing two of our Class A ordinary shares, have been listed on the Nasdaq Global Market under the symbol “NIPG” since July 26, 2024.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our eighth amended and restated memorandum and articles of association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-280135), as amended, initially filed with the Securities and Exchange Commission on June 12, 2024. Our shareholders adopted our eighth amended and restated memorandum and articles of association by a special resolution on June 29, 2024, which became effective immediately prior to completion of our initial public offering of Class A ordinary shares represented by ADSs on Nasdaq.

The following are summaries of material provisions of our eighth amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our eighth amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Shares. Our shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our eighth amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Each Class A ordinary share is entitled to one vote per share and each Class B1 ordinary share and Class B2 ordinary shares is entitled to 20 votes per share subject to any Weighted Voting Rights.

Ordinary Resolutions. Ordinary resolutions of the Company should be passed, at a general meeting of the Company, by: (i) a simple majority of votes entitled to be exercised by the shareholders; (ii) a simple majority of votes entitled to be exercised by Class B1 Shareholders; and (iii) a simple majority of votes entitled to be exercised by Class B2 Shareholders. Alternatively, ordinary resolutions can be approved in writing by all shareholders entitled to vote.

Weighted Voting Rights. At any general meeting of our Company convened to consider any Special Resolution (which require the vote of two-thirds of the votes cast), the voting power permitted to be exercised by the holders of Class B Shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

Where there is more than one holder of Class B ordinary shares that is subject to a Weighted Voting Right for the purposes of passing a special resolution, then the voting power entitled to be exercised in respect of such Class B ordinary shares, shall be divided equally between the Class B1 majority holder who holds the highest number of the issued Class B1 ordinary shares and the Class B2 majority holder who holds the highest number of the issued Class B2 ordinary shares, provided always that: (i) in the event that a Class B majority holder votes “against” a special resolution (the “Relevant Class B Majority Holder”), then all of the voting power entitled to be exercised in respect of such Class B ordinary shares shall be exercised by that Relevant Class B Majority Holder only, and (ii) if there is only one Class B majority holder then the voting power entitled to be exercised in respect of such Class B ordinary shares shall be exercised by that Class B majority holder alone. Under the Companies Act, a special resolution will be required for important matters such as a change of name or making changes to our eighth amended and restated memorandum and articles of association.

Class B Share Conversion. Each Class B share is convertible into one Class A ordinary share at any time at the option of the holder thereof. In addition, our Class B1 ordinary shares and Class B2 ordinary shares will automatically convert into shares of Class A ordinary shares upon certain transfers and other events, in particular when a holder of Class B1 ordinary shares or holder of Class B2 ordinary shares holds less than 5% of our total issued shares, all of the Class B1 ordinary shares or the Class B2 ordinary shares held by the relevant holder and its Affiliates shall automatically convert into an equivalent number of Class A ordinary shares respectively. However, Class A ordinary shares are not convertible into Class B Shares under any circumstances.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our eighth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meeting.

The Companies Act does not provide shareholders with a general statutory right to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our eighth amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our eighth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Our eighth amended and restated memorandum and articles of association provide that at any meeting of shareholders a resolution put to the vote of the meeting must be decided on a poll vote.

Transfer of Ordinary Shares. Subject to the restrictions set out in our eighth amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Transfer of our Shares represented by Depository Interests. We may register the transfer of any of our shares represented by depositary interests (i.e. ADSs) in accordance with the rules or regulations of a “Relevant System” (meaning any computer-based system and procedures permitted by Nasdaq, which enable title to interests in a security to be evidenced and transferred without a written instrument, and which facilitate supplementary and incidental matters) and any other applicable laws and regulations.

Where permitted by the rules or regulations of the Relevant System and any other applicable laws and regulations, our board of directors may, in its absolute discretion and without giving any reason for their decision, refuse to register any transfer of any share represented by an ADS.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors may determine or agree with the shareholder(s). Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, all or any the rights attached to any class or series of shares, may be varied in such manner as those rights may provide for or, if no such provision is made, either with the consent in writing of two-thirds of the holders of the issued shares of that class or series or with the sanction of a resolution passed by two-thirds majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our eighth amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our eighth amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued, but any amendment of our memorandum and articles of association would require approval by shareholders by special resolution. Issuance of shares may dilute the voting power of holders of our ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our eighth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our eighth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. For the avoidance of doubt and without limiting the jurisdiction of the Cayman courts to hear, settle and/or determine disputes related to our Company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of our Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of our Company to our Company or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against our Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our Company. Any person or entity purchasing or otherwise acquiring any share or other securities in our Company, or purchasing or otherwise acquiring ADSs issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of our articles of association.

Differences in Corporate Law

The Companies Act (as revised) of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our eighth amended and restated memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our eighth amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and, therefore, it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our eighth amended and restated memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act do not provide shareholders with any general statutory rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our eighth amended and restated memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our eighth amended and restated memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our eighth amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our eighth amended and restated memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders, except for a Member Appointed Director or the Chairman. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; (v) only holds office as a Director for a fixed term and such term expires or (vi) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our eighth amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the two-thirds holders of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by a two-thirds majority of the holders of the shares of that class present and voting at such meeting (whether in person or by proxy).

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our eighth amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our eighth amended and restated memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our eighth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D. Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information of the Company—4.B. Business Overview—Regulation—Regulations on Foreign Exchange.”

10.E. Taxation

The following summary of Cayman Islands, PRC, Swedish and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China, Sweden and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Carey Olsen Singapore LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it represents the opinion of CM Law Firm, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in the PRC.

We believe that NIP Group Inc. is not a PRC resident enterprise for PRC tax purposes. NIP Group Inc. is a company incorporated outside of the PRC. NIP Group Inc. is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that NIP Group Inc. meets all of the conditions above. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that NIP Group Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether non - PRC shareholders of NIP Group Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that NIP Group Inc. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, NIP Group Inc., is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these bulletins.

Sweden Taxation

The following is a summary of certain material Swedish tax issues for holders of ordinary shares or ADSs that are resident in Sweden for tax purposes. The summary is based on current legislation and is intended to provide general information only. Each person considering an investment in ordinary shares or ADSs is advised to consult an independent tax advisor as to the tax consequences that could arise from the acquisition, ownership and disposition of the ordinary shares or ADSs.

Taxation of individual holders

An individual holder is generally considered to be tax resident in Sweden based on domicile, continuous stay exceeding 183 days or essential ties to Sweden. Swedish nationals and foreign individuals who have been tax resident in Sweden for at least 10 years are generally presumed to have maintained essential ties with Sweden, and so are deemed resident in the 5 years following their departure, unless they can prove that they have not maintained essential ties with Sweden, also known as the 5-year rule. After the first five years, the burden of proof shifts to the Swedish Tax Agency.

Individual tax residents in Sweden would generally be subject to income tax on dividend income or capital gains realized at the disposal of ADSs and ordinary shares in a foreign company, such as NIP Group Inc. Any dividend income derived from, or capital gains realized at the disposal of, ordinary shares or ADSs in companies listed on a stock exchange such as the Nasdaq Stock Market (“Nasdaq”) would be fully taxable at 30%, since no reduction or exemption would be available under Swedish law or the limited double tax treaty between Sweden and the Cayman Islands. Further, any capital losses realized at the disposal of ADSs or ordinary shares in NIP Group Inc. would normally be fully deductible against any capital gains realized at the disposal of shares, including in ADSs and ordinary shares, otherwise 70% of such capital losses would generally be deductible.

Taxation of company holders

In respect of company holders, a company is generally deemed tax resident in Sweden under local law if it is incorporated in Sweden under the Swedish Companies Act (e.g. a limited liability company). Although a great number of double tax treaties which Sweden has entered into regards the place of effective management as one of the key factors when determining tax residency of a company, double tax treaties can only limit and not extend taxation right under Swedish law. As such, Sweden does not generally apply the concept of place of effective management as a basis for taxation of a foreign company. Any dividend income or capital gains realized by a Swedish tax resident company attributable to a company tax resident in the Cayman Islands would normally be subject to corporate income tax at 20.6% applying the current tax rate (FY 2023). No exemption or reduction is currently available under Swedish law or the limited double tax treaty between Sweden and the Cayman Islands in respect of an investment in NIP Group Inc., a company that is tax resident in the Cayman Islands. Further, any capital losses realized at the disposal of ADSs or ordinary shares in NIP Group Inc. should be fully deductible against any capital gains realized at the disposal of shares, including ADSs and ordinary shares. Unused capital losses may be carried forward and should be deductible against any such capital gains realized at the disposal of shares during the next financial year, without time limitation.

Controlled foreign company regime

Under the controlled foreign company regime, or the CFC rules, a Swedish tax resident company or individual or any nonresident with a permanent establishment in Sweden that holds certain interest in certain foreign legal entities is subject to immediate taxation on its proportionate share of the foreign legal entity’s profits if the foreign entity is not taxed or taxed at a rate lower than 11.33%, i.e., 55% of the Swedish corporate income tax rate 20.6%. To trigger the CFC rules, the shareholder must at the end of the financial year control at least 25% of the capital or voting rights in the foreign legal entity, either alone or together with persons who have a community of interest with the shareholder. However, if the foreign legal entity is resident in an “approved” country, CFC taxation should not arise. The Cayman Islands is currently not listed as an approved country, why CFC taxation could arise for certain holders of ADSs or ordinary shares under circumstances described above.

Stamp duty and other transfer taxes

Sweden does not levy stamp duty or other transfer taxes at the disposal of ADSs or ordinary shares in a Swedish or foreign company.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents of the United States subject to Section 877 or 877A of the Code;

●	tax-exempt entities (including private foundations);

●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder (as defined below) is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs are not expected to be subject to U.S. federal income tax. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles should be treated as an active asset to the extent associated with activities that produce or intended to produce active income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet and the market price of our ADSs, we believe that we were not a PFIC for our 2024 taxable year. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually after the close of each taxable year that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

The discussion below under “— Dividends” and “— Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under “— Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, we are eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our Class A ordinary shares), which we intend to apply to list on the Nasdaq, will be considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard.

In the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law (see “ — People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”) (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose).

Dividends paid on our ADSs or Class A ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on the ADSs or Class A ordinary shares. In that case, depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. However, absent an election to apply the benefits of an applicable income tax treaty, certain non-U.S. taxes may not be creditable if the relevant foreign income tax rules are not consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets all these requirements. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation.

Capital gain or loss of U.S. persons will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. However, in the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as PRC-source gain under the Treaty. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, we expect that our ADSs, but not our Class A ordinary shares, will be treated as marketable stock upon their listing on the Nasdaq, which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a mark-to-market election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or such other forms as is required by the United States Treasury Department. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the taxable years for which such form is required to be filed. Each U.S. Holder should consult its tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or Class A ordinary shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding (currently at a rate of 24%) unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

Information with Respect to Foreign Financial Assets

U.S. Holders who are individuals (and certain entities closely held by individuals) generally will be required to report the name, address and such information relating to an interest in the ADSs or Class A ordinary shares as is necessary to identify the class or issue of which the ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or Class A ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed $50,000.

U.S. Holders should consult their tax advisors regarding the application of these information reporting rules.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish Citibank, N.A., the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Rate Risk

From July 21, 2005, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against the U.S. dollar, there was depreciation of approximately 8.2% in 2022, approximately 2.9% in 2023, and approximately 2.8% in 2024. For SEK against U.S. dollar, there was appreciation of approximately 3.5% in 2023 and depreciation of approximately 10.1% in 2024. It is difficult to predict how market forces or PRC, European Union or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar, and between SEK and the U.S. dollar in the future. To the extent that we need to convert the U.S. dollar into RMB and SEK for capital expenditures and working capital and other business purposes, appreciation of RMB and SEK against U.S. dollar would have an adverse effect on the RMB and SEK amount we would receive from the conversion. Conversely, if we decide to convert RMB and SEK into the U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against RMB and SEK would have a negative effect on the U.S. dollar amount available to us. In addition, a significant depreciation of RMB and SEK against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings or losses.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Service		Fees
●

Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary shares ratio, ADS conversions, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)

Up to U.S. 5¢ per ADS issued

●

Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary shares ratio, ADS conversions, upon termination of the Deposit Agreement, or for any other reason)

Up to U.S. 5¢ per ADS cancelled

●	Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

●	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

●	Distribution of financial instruments, including, without limitation, securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off and contingent value rights)	Up to U.S. 5¢ per ADS held

●	ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

●	Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

●

Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa or conversion of ADSs for unsponsored American Depositary Shares (e.g., upon termination of the Deposit Agreement)).

Up to U.S. 5¢ per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges (some of which may be cumulative) such as:

●	taxes (including applicable interest and penalties) and other governmental charges;

●	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

●	certain cable, telex and facsimile transmission and delivery expenses;

●	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

●	the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the Class A ordinary shares, ADSs and ADRs;

●	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program; and

●	the amounts payable to the depositary by any party to the deposit agreement pursuant to any ancillary agreement to the deposit agreement in respect of the ADR program, the ADSs, and the ADRs.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series (which may entail the cancellation, issuance and transfer of ADSs and the conversion of ADSs from one series to another series), the applicable ADS issuance, cancellation, transfer and conversion fees will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of an ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2024, we did not receive any reimbursement from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-280135), as amended, for our initial public offering, which registered 4,500,000 Class A ordinary shares represented by 2,250,000 ADSs issued and sold by us, and the underwriters’ exercise of their option to purchase from us 182,526 additional ADSs representing 365,052 Class A ordinary shares, at a public offering price of US$9.00 per ADS. The registration statement was declared effective by the SEC on July 25, 2024, for our initial public offering, which closed in July 2024. US Tiger Securities, Inc. was the representative of the underwriters.

We received net proceeds of approximately US$14.8 million from our initial public offering and the underwriters’ exercise of over-allotment option. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our offering totaled US$7.1 million, which included US$1.6 million for underwriting discounts and commissions and US$5.4 million for other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the date that the registration statement on Form F-1 was declared effective by the SEC to December 31, 2024, we used approximately US$11.4 million of the net proceeds from our initial public offering for working capital, operating expenses, capital expenditures and other general corporate purposes. There is no material change in the use of proceeds as described in the registration statement. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our co-chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below under “Internal Control over Financial Reporting,” as of December 31, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements included in this annual report, we identified a material weakness in our internal control over financial reporting as of December 31, 2024. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to design and implement period-end financial reporting policies and procedures for the preparation of our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements.

We have implemented and plan to implement a number of measures to address this material weakness identified, including: (i) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (iv) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.”

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

We have determined that Mr. Carter Jack Feldman, an independent director and a member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the Nasdaq Stock Market. Mr. Carter Jack Feldman satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-280135), as amended, initially filed with the SEC on June 12, 2024, and posted a copy of our code of business conduct and ethics on our website at https://ir.nipgroup.gg/. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our former independent registered public accounting firm, and Guangdong Prouden CPAs GP, our current independent registered public accounting firm, for the periods indicated.

	For the Year Ended December 31,
	2023	2024
	(USD in thousands)
Audit Fees(1)	510.0	721.0
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Other Fees(4)	—	—
Total	510.0	721.0

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements and audit of our internal control over financial reporting, review of the interim financial information and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed in each of the fiscal years listed for the assurance and related services rendered by our auditor, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean the aggregate fees incurred from professional tax services rendered by our auditor.

(4)	Other Fees. Other fees mean the aggregate fees incurred from professional services rendered by our auditor other than services included under Audit Fees, Audit-Related Fees and Tax Fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Marcum Asia CPAs LLP and Guangdong Prouden CPAs GP, including audit services, audit-related services, tax services and all other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Engagement of Guangdong Prouden CPAs GP

We dismissed Marcum Asia CPAs LLP (“Marcum Asia”) as our independent registered public accounting firm on March 13, 2025, and engaged Guangdong Prouden CPAs GP (“Prouden”) as our independent registered public accounting firm on March 14, 2025. This change in independent registered public accounting firm was approved by our audit committee of the board of directors and our board of directors.

Each of the audit reports of Marcum Asia on our consolidated financial statements as of and for the fiscal years ended December 31, 2022 and 2023 and on the financial statements of Ninjas in Pyjamas Gaming AB, a material acquired entity of us, as of and for the fiscal years ended December 31, 2021 and 2022 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or scope of accounting principles.

During the fiscal years ended December 31, 2022 and 2023, and the subsequent interim period through March 13, 2025, there were no: (1) “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between us and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements, or (2) reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F, other than the material weaknesses as reported in its prospectus filed under Rule 424(b)(4) with the SEC on July 26, 2024. Such material weaknesses related to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to design and implement period-end financial reporting policies and procedures for the preparation of our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements.

During the fiscal years ended December 31, 2022 and 2023 and until the engagement of Prouden, neither we nor anyone on behalf of us consulted with Prouden on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us by Prouden which Prouden concluded as an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

We provided Marcum Asia with a copy of this disclosure in Item 16F and requested that Marcum Asia furnish a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of Marcum Asia’s letter, dated March 17, 2025, is incorporated by reference as Exhibit 16.1 to this annual report.

ITEM 16G.	CORPORATE GOVERNANCE

As an exempted company with limited liability incorporated in the Cayman Islands and listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the Nasdaq corporate governance listing standards that listed companies must have: (i) a majority of independent directors; (ii) an audit committee of at least three members comprised solely of independent directors; (iii) a nominations committee comprised solely of independent directors; (iv) a compensation committee comprised solely of independent directors; and (v) regularly scheduled executive sessions with only independent directors each year. To the extent that we choose to follow additional home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the policies is filed as Exhibit 11.2 to this annual report.

ITEM 16K.	CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, close monitoring on our corporate network, continuous testing and assessment of aspects of our security posture internally and with outside vendors, regular independent cybersecurity audits and regular cybersecurity awareness training. In addition, we conduct regular stress tests performed by our information security department as well as third-party testing agencies.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have materially affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing the cybersecurity risk management and be informed on risks from cybersecurity threats. The co-chief executive officers and the chief operating officer are responsible for discussing material cybersecurity incidents or threats with specific constituencies before sign-off, ensuring thorough review of information and disclosures. The co-chief executive officers and the chief operating officer are also responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident, maintaining oversight of the disclosure in Form 6-K for material cybersecurity incidents (if any) and meeting with the board of directors (i) in connection with each interim results earnings release, update the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, if any, and the relevant disclosure issues and (ii) in connection with each annual report, present the disclosure concerning cybersecurity matters in Form 20-F, along with a report highlighting particular disclosure issues, if any, and hold a Q&A session. Our board of directors is responsible for maintaining oversight of the disclosure related to cybersecurity matters in the periodic reports of our company.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of NIP Group Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Eighth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently effective (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-280135), as amended, initially filed with the Securities and Exchange Commission on June 12, 2024)
2.1	Form of Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form S-8 (File No. 333-284101) filed with the Securities and Exchange Commission on December 31, 2024)
2.3*	Deposit Agreement, dated as of July 25, 2024, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder
2.4	Fifth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated June 30, 2023 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-280135), as amended, initially filed with the Securities and Exchange Commission on June 12, 2024)
2.5*	Description of Securities
4.1	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-280135), as amended, initially filed with the Securities and Exchange Commission on June 12, 2024)
4.2	2024 Share Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-280135), as amended, initially filed with the Securities and Exchange Commission on June 12, 2024)
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-280135), as amended, initially filed with the Securities and Exchange Commission on June 12, 2024)
4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-280135), as amended, initially filed with the Securities and Exchange Commission on June 12, 2024)
4.5*†	English translation of the Exclusive Business Cooperation Agreement between Wuhan Muyecun and Wuhan Alunyou, dated September 23, 2024
4.6*†	English translation of the Exclusive Option Agreement among Wuhan Muyecun, Wuhan Alunyou and shareholders of Wuhan Alunyou, dated September 23, 2024
4.7*†	English translation of the Powers of Attorney granted by shareholders of Wuhan Alunyou, dated September 23, 2024
4.8*†	English translation of the Equity Interest Pledge Agreement among Wuhan Muyecun, Wuhan Alunyou and shareholders of Wuhan Alunyou, dated September 23, 2024
4.9*†	English translation of the Spouse Consent granted by the spouse of shareholder of Wuhan Alunyou, as currently in effect
4.10*	English translation of the Exclusive Technology and Consulting Service Agreement between Beijing ZSZQ and Young Will, dated September 25, 2024
4.11*†	English translation of the Exclusive Option Agreement among Beijing ZSZQ, Young Will and shareholders of Young Will, dated September 25, 2024
4.12*†	English translation of the Powers of Attorney granted by shareholders of Young Will, dated September 25, 2024
4.13*†	English translation of the Equity Interest Pledge Agreement among Beijing ZSZQ, Young Will and shareholders of Young Will, dated September 25, 2024
8.1*	Significant Subsidiaries and VIEs of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-280135), as amended, initially filed with the Securities and Exchange Commission on June 12, 2024)
11.2*	Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of CM Law Firm
15.2*	Consent of Carey Olsen Singapore LLP
15.3*	Consent of Guangdong Prouden CPAs GP, an independent registered public accounting firm
16.1	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated March 17, 2025 (incorporated herein by reference to Exhibit 16.1 to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on March 17, 2025)
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

†	Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NIP Group Inc.

By:	/s/ Mario Yau Kwan Ho
Name:	Mario Yau Kwan Ho
Title:	Co-Chief Executive Officer

By:	/s/ Hicham Chahine
Name:	Hicham Chahine
Title:	Co-Chief Executive Officer

Date: May 12, 2025

NIP GROUP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NIP Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NIP Group Inc. (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations and comprehensive loss, changes in equity (deficit) and redeemable non-controlling interests and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2024, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Guangdong Prouden CPAs GP

Guangdong Prouden CPAs GP

We have served as the Company’s auditor since 2025.

Guangzhou, China

May 12, 2025

NIP GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

		As of December 31,
	Notes	2023	2024

ASSETS
Current assets:
Cash and cash equivalents		$7,594,601	$9,559,298
Short-term investments	4	-	2,995,607
Accounts receivable, net	5	18,995,477	28,379,548
Advance to suppliers		400,655	1,066,329
Amounts due from related parties	20	269,817	896,177
Prepaid expenses and other current assets, net	6	2,093,740	1,518,143
Total current assets		29,354,290	44,415,102
Non-current assets:
Property and equipment, net	7	2,917,525	3,043,272
Intangible assets, net	8	133,969,114	127,981,521
Right-of-use assets	14	2,124,481	1,965,772
Goodwill	9	141,402,327	131,909,760
Deferred tax assets	12	550,794	2,088,820
Other non-current assets		3,521,024	1,162,119
Total non-current assets		284,485,265	268,151,264
Total assets		$313,839,555	$312,566,366

LIABILITIES
Current liabilities:
Short-term borrowings	10	$5,324,019	$10,550,327
Long-term borrowing, current	10	281,694	273,998
Accounts payable		12,728,929	19,070,470
Payable related to league tournaments rights, current		1,921,518	732,236
Accrued expenses and other liabilities	11	6,106,258	6,527,390
Deferred revenue		500,785	1,038,307
Operating lease liabilities, current	14	644,858	768,955
Amount due to related parties, current	20	1,270,663	1,372,808
Total current liabilities		28,778,724	40,334,491
Non-current liabilities:
Long-term borrowing, non-current	10	3,713,180	3,376,519
Amount due to related parties, non-current	20	131,017	131,017
Payable related to league tournaments rights, non-current		2,342,940	1,546,701
Operating lease liabilities, non-current	14	1,475,374	1,093,079
Deferred tax liabilities	12	24,659,215	23,661,207
Total non-current liabilities:		32,321,726	29,808,523
Total liabilities		$61,100,450	$70,143,014

The accompanying notes are an integral part of these consolidated financial statements.

NIP GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

		As of December 31,
	Notes	2023	2024

Commitments and contingencies	22

MEZZANINE EQUITY	15
Class A redeemable preferred shares (US$0.0001 par value; 24,709,527 and nil shares authorized as of December 31, 2023 and 2024, respectively, 24,709,527 and nil issued and outstanding as of December 31, 2023 and 2024, respectively)		$114,893,066	$-
Class B redeemable preferred shares (US$0.0001 par value; 2,693,877 and nil shares authorized as of December 31, 2023 and 2024, respectively, 2,693,877 and nil issued and outstanding as of December 31, 2023 and 2024, respectively)		16,766,736	-
Class B-1 redeemable preferred shares (US$0.0001 par value; 43,044,524 and nil shares authorized as of December 31, 2023 and 2024, respectively, 43,044,524 and nil issued and outstanding as of December 31, 2023 and 2024, respectively)		190,882,461	-
Redeemable non-controlling interests			2,958,555
Total mezzanine equity		$322,542,263	$2,958,555

(DEFICIT) EQUITY:
Ordinary Shares (US$0.0001 par value; 429,552,072 and nil shares authorized as of December 31, 2023 and 2024, respectively, 37,163,379 and nil issued and outstanding as of December 31, 2023 and 2024, respectively)		$3,716	$-
Class A Ordinary Shares (US$0.0001 par value; 461,995,682 shares authorized as of December 31, 2024, 75,392,253 issued and outstanding as of December 31, 2024)		-	7,539
Class B Ordinary Shares (US$0.0001 par value; 38,004,318 shares authorized, issued and outstanding as of December 31, 2024)		-	3,800
Subscription receivable		(3,716)	(3,808)
Additional paid-in capital		-	373,890,499
Statutory reserve		72,420	72,420
Accumulated deficit		(80,300,893)	(128,921,657)
Accumulated other comprehensive income (loss)		5,425,370	(10,522,210)
Total (deficit) equity attributable to the shareholders of NIP Group Inc.		(74,803,103)	234,526,583
Non-controlling interests		4,999,945	4,938,214
Total (deficit) equity		(69,803,158)	239,464,797
Total liabilities, mezzanine equity and (deficit) equity		$313,839,555	$312,566,366

The accompanying notes are an integral part of these consolidated financial statements.

NIP GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for share and per share data, or otherwise noted)

		For the years ended December 31,
	Notes	2022	2023	2024

Net revenue - third parties	2(n)	$30,994,544	$82,502,622	$84,142,409
Net revenue - related parties	20	34,840,567	1,165,819	1,123,897
Total net revenue		65,835,111	83,668,441	85,266,306
Cost of revenue - third parties		(61,631,544)	(75,884,571)	(82,028,621)
Cost of revenue - related parties	20	(461,138)	(585,184)	(227,150)
Total cost of revenue		(62,092,682)	(76,469,755)	(82,255,771)
Gross profit		3,742,429	7,198,686	3,010,535

Operating expenses:
Selling and marketing expenses		(5,494,665)	(6,577,396)	(8,130,777)
General and administrative expenses		(6,328,278)	(15,273,231)	(11,768,315)
Total operating expenses		(11,822,943)	(21,850,627)	(19,899,092)

Operating loss		(8,080,514)	(14,651,941)	(16,888,557)

Other income (expense):
Other income, net		2,000,677	716,554	2,370,956
Interest expense, net		(365,630)	(523,317)	(537,479)
Total other income, net		1,635,047	193,237	1,833,477

Loss before income tax expenses		(6,445,467)	(14,458,704)	(15,055,080)
Income tax benefits	12	139,454	1,200,855	2,369,759
Net loss		(6,306,013)	(13,257,849)	(12,685,321)
Net (loss) income attributable to non-controlling interest		(90,332)	180	4,464
Net loss attributable to NIP Group Inc.		(6,215,681)	(13,258,029)	(12,689,785)
Preferred shares redemption value accretion		(25,296,874)	(43,914,707)	(35,930,979)
Net loss attributable to NIP Group Inc.’s shareholders		(31,512,555)	(57,172,736)	(48,620,764)

Other comprehensive income (loss):
Foreign currency translation income (loss) attributable to non-controlling interest, net of nil tax		2,203	(1)	1,628
Foreign currency translation income (loss) attributable to ordinary shareholders, net of nil tax		177,986	5,253,255	(15,947,580)
Total comprehensive loss		$(6,125,824)	$(8,004,595)	$(28,631,273)
Total comprehensive (loss) income attributable to non-controlling interest		(88,129)	179	6,092
Total comprehensive loss attributable to NIP Group Inc.		(6,037,695)	(8,004,774)	(28,637,365)

Net loss per ordinary share
Basic and Diluted		(0.90)	(1.54)	(0.69)

Weighted average number of ordinary shares outstanding*
Basic and Diluted		34,987,683	37,160,593	70,200,374

Share-based compensation expense as follows (Note 18):
General and administrative expenses		165,721	6,122,348	-

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization and stock split (Note 1 & Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

NIP GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) AND REDEEMABLE NON-CONTROLLING INTERESTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares		Subscription	Additional paid in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’ equity	Non-controlling	Total equity	Redeemable non-controlling
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	receivable	capital	reserve	deficit	(loss) income	(deficit)	interests	(deficit)	interests

Balance as of December 31, 2021	33,451,005	$3,345	-	$-	-	$-	(3,488,639)	$(436)	$(2,909)	$16,767,417	$72,420	$(14,671,088)	$(5,871)	$2,162,878	$6,347,693	$8,510,571	-
Share-based compensation	-	-	-	-	-	-	-	-	-	165,721	-	-	-	165,721	-	165,721	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	(6,215,681)	-	(6,215,681)	(90,332)	(6,306,013)	-
Ordinary shares issued for asset acquisition in 2021	3,712,374	371	-	-	-	-	-	-	(371)	-	-	-	-	-	-	-	-
Acquisition of noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,259,798)	(1,259,798)	-
Accretion of mezzanine	-	-	-	-	-	-	-	-	-	(16,933,138)	-	(8,363,736)	-	(25,296,874)	-	(25,296,874)	-
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-							177,986	177,986	2,203	180,189	-
Balance as of December 31, 2022	37,163,379	$3,716	-	$-	-	$-	(3,488,639)	$(436)	$(3,280)	$-	$72,420	$(29,250,505)	$172,115	$(29,005,970)	$4,999,766	$(24,006,204)	-
Share-based compensation	-	-	-	-	-	-	-	-	-	6,122,348	-	-	-	6,122,348	-	6,122,348	-
Net (loss) income	-	-	-	-	-	-	-	-	-	-	-	(13,258,029)	-	(13,258,029)	180	(13,257,849)	-
Accretion of mezzanine equity	-	-	-	-	-	-	-	-	-	(6,122,348)	-	(37,792,359)	-	(43,914,707)	-	(43,914,707)	-
Exercise of share options	-	-	-	-	-	-	3,488,639	436	(436)	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	-	5,253,255	5,253,255	(1)	5,253,254	-
Balance as of December 31, 2023	37,163,379	$3,716	-	$-	-	$-	-	$-	$(3,716)	$-	$72,420	$(80,300,893)	$5,425,370	$(74,803,103)	$4,999,945	$(69,803,158)
Net loss	-	-	-	-	-	-	-	-	-	-	-	(12,689,785)	-	(12,689,785)	(114,659)	(12,804,444)	119,123
Accretion on Preferred Shares to redemption value	-	-	-	-	-	-	-	-	-	-	-	(35,930,979)	-	(35,930,979)	-	(35,930,979)	-
Conversion of ordinary shares to Class A ordinary shares and Class B ordinary shares upon closing of initial public offering	(37,163,379)	(3,716)	12,521,442	1,252	24,641,937	2,464	-	-	-	-	-	-	-	-		-	-
Conversion of convertible preferred stock to common stock upon closing of initial public offering	-	-	57,085,547	5,708	13,362,381	1,336	-	-	-	355,739,391	-	-	-	355,746,435	-	355,746,435	-
Issuance of common stock upon closing of initial public offering	-	-	4,865,052	487	-	-	-	-	-	20,259,756	-	-	-	20,260,243	-	20,260,243	-
Initial public offering costs	-	-	-	-	-	-	-	-	-	(5,420,369)	-	-	-	(5,420,369)	-	(5,420,369)	-
Acquisition of subsidiaries	-	-	920,212	92	-	-	-	-	(92)	3,311,721	-	-	-	3,311,721	(90,419)	3,221,302	2,841,123
Contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	-	-	-	283,668	283,668	-
Capital refund of non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(141,949)	(141,949)	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	-	(15,947,580)	(15,947,580)	1,628	(15,945,952)	(1,691)
Balance as of December 31, 2024	-	$-	75,392,253	$7,539	38,004,318	$3,800	-	$-	$(3,808)	$373,890,499	$72,420	$(128,921,657)	$(10,522,210)	$234,526,583	$4,938,214	$239,464,797	2,958,555

* The shares and per share data are presented on a retroactive basis to reflect the reorganization and stock split (Note 1 & Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

NIP GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,306,013)	$(13,257,849)	$(12,685,321)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	165,721	6,122,348	-
Depreciation and amortization	5,266,479	6,083,094	5,047,672
Amortization of operating lease right-of-use assets	223,459	451,018	626,087
Provision for credit losses	-	109,436	-
Gain on disposal of intangible assets	-	129,561	117,424
Change in fair value of contingent considerations	-	-	(394,401)
Change in fair value of short-term investments	-	-	4,393
Waiver of payable related to league tournaments rights	-	-	(856,965)
Share of (income) loss in equity method investment	-	85,942	56,285
Deferred tax benefit	(502,805)	(1,382,822)	(2,495,899)
Changes in operating assets and liabilities:			-
Accounts receivable	(7,004,093)	(3,286,086)	(10,818,047)
Advance to suppliers	343,786	14,596	76,974
Amount due from related parties	544,280	(80,548)	(111,129)
Amount due to related parties	(1,822,315)	(1,046,317)	45,091
Other non-current assets	(1,180,431)	-	(410,998)
Prepaid expenses and other current assets	(728,469)	(1,115,558)	743,436
Operating lease liabilities	(84,063)	(554,928)	(671,631)
Accounts payable	4,122,340	2,868,156	6,024,970
Deferred revenue	(3,025,020)	(310,000)	(167,623)
Accrued expenses and other liabilities	361,636	15,968	(673,262)
Net cash used in operating activities	(9,625,508)	(5,153,989)	(16,542,944)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired from acquisition of Ninjas in Pyjamas	-	1,707,373	-
Cash acquired from acquisition of Young Will	-	-	296,139
Cash acquired from acquisition of Jinyuanbao	-	-	1,100,196
Purchase of short-term investments	-	-	(3,000,000)
Payments for acquisition of Jinyuanbao	-	-	(128,251)
Purchase of property and equipment	(764,994)	(95,923)	(714,009)
Purchase of intangible assets	(5,774,266)	(3,496,596)	(1,329,923)
Disposal of property and equipment	35,677	-	233,337
Disposal of intangible asset	4,320,553	4,207,979	1,421,874
Loan to related parties	(149)	(201,733)	(63,744)
Loan to a former third party	-	-	(2,779,428)
Collection of loan to related parties	464,442	49,429	4,586
Net cash (used in) provided by investing activities	(1,718,737)	2,170,529	(4,959,223)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Class A ordinary shares upon the completion of IPO	-	-	20,260,243
Contribution from non-controlling shareholders	-	-	283,668
Capital refund of non-controlling shareholders	-	-	(141,949)
Issuance of preferred shares, net of offering cost of $893,168 in 2022	12,007,678	-	-
Collection of shareholder investment fund receivable	-	2,999,845	-
Proceeds from borrowings	6,657,750	9,485,123	11,673,597
Repayments of borrowings	(2,600,684)	(6,397,492)	(7,198,718)
Loans from related parties	7,549,412	282,507	-
Repayment of loans from related parties	(11,695,646)	(3,588,153)	-
Loan from a third party	-	-	2,790,972
Repayment of capital injection	(1,486,105)	-	-
Acquisition of non-controlling interests	(594,442)	(564,900)	-
Payment of deferred offering cost	(53,545)	(852,471)	(4,209,692)
Net cash provided by financing activities	9,784,418	1,364,459	23,458,121

Effect of exchange rate changes	(261,904)	(374,027)	8,743

Net decrease in cash and cash equivalents	(1,821,731)	(1,993,028)	1,964,697
Cash and cash equivalents, beginning of the year	11,409,360	9,587,629	7,594,601
Cash and cash equivalents, end of the year	$9,587,629	$7,594,601	$9,559,298

Income tax paid	(1,124)	(31,799)	(162,380)
Interest paid	(686,093)	(373,415)	(552,671)

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Accretion on Preferred Shares to redemption value	(25,296,874)	(43,914,707)	(35,930,979)
Payable related to purchase of property and equipment and intangible assets	(1,057,347)	-	-
Right-of-use assets obtained in exchange for new lease liabilities	2,019,883	266,061	92,554
Consideration of acquisition of Ninjas in Pyjamas	-	168,000,000	-
Consideration of acquisition of Young Will	-	-	3,716,139
Net settlement of revenue from tournament participation of esports and payable related to league tournaments rights	-	1,259,822	1,111,771
Waiver of payable related to league tournaments rights	916,405	-	856,965

The accompanying notes are an integral part of these consolidated financial statements.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Principal activities

NIP Group Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on February 5, 2021. The Company through its wholly-owned subsidiaries (collectively, the “Group”), primarily engages in esports teams’ operation, talent management service and event production in the People’s Republic of China (“PRC” or “China”) and Sweden. The Company completed its initial public offering (the “IPO”) on the NASDAQ Stock Exchange in the United States of America in July 2024.

History of the Group and Basis of Presentation

Reverse Acquisition

Prior to acquiring Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd. (“Wuhan ESVF”) and the incorporation of the Company, the Group’s business was carried out under Shenzhen Weiwu Esports Internet Technology Co., Ltd. (“Shenzhen VF”). On March 18, 2021, Wuhan ESVF and Shenzhen VF completed a Reverse Acquisition, which Shenzhen VF was the accounting acquirer. Shenzhen VF is deemed to be the predecessor for accounting purposes and the historical financial statements of Shenzhen VF became the Company’s historical financial statements for periods prior to the consummation of the Reverse Acquisition.

Acquisition of Ninjas in Pyjamas Gaming AB

On January 10, 2023, the Company completed an acquisition through a series of agreements with the shareholders of Ninjas in Pyjamas, a limited liability company incorporated under the laws of Sweden and engages in esports business. The Company issued to Ninjas in Pyjamas former shareholders 43,044,524 Class B-1 Preferred Shares in exchange of 100% shares in Ninjas in Pyjamas. Upon the consummation of the acquisition (“Business Combination”), 43,044,524 shares constituted 40% of the total issued preferred shares and ordinary shares of the Company, assuming the full exercise of the shares and calculation on a fully diluted and as-converted basis.

Reorganization: termination of the VIE Agreements

On July 30, 2021, the Company’s subsidiary, Wuhan Muyecun Internet Technology Co., Ltd. (“Wuhan Muyecun” or “WFOE”) and Wuhan ESVF, entered into a series of contractual arrangements with the shareholders of Wuhan ESVF. These agreements include, Exclusive Business Cooperation Agreement, Equity Interest Pledge Agreement, Powers of Attorney, Exclusive Option Agreement and Spousal Consent Letter (collectively the “VIE Agreements”). Pursuant to the VIE Agreements, WFOE has the exclusive right to provide to Wuhan ESVF consulting services related to business operations including technical and management consulting services. The VIE Agreements are designed to provide WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of Wuhan ESVF, including absolute control rights and the rights to the assets, property, and revenue of Wuhan ESVF. As a result of direct ownership in WFOE and the VIE Agreements, Wuhan ESVF should be treated as variable interest entity under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation and the Company is regarded as the primary beneficiary of VIE. The Company treats VIE as its consolidated entities under U.S. GAAP.

In June 2023, WFOE, Wuhan ESVF and shareholders of Wuhan ESVF entered into a series of VIE termination agreement (collectively the “VIE Termination Agreements”), pursuant to which, the VIE Agreements were terminated with immediate effect and all shareholders of Wuhan ESVF transferred 100% equity interest of Wuhan ESVF to WFOE. The Company held 100% equity interest of Wuhan ESVF as of December 31, 2023. The VIE termination and share transfer both became effective on June 16, 2023, the Company’s shareholders’ equity shares were remained the same immediately before and after the VIE termination, so the termination of the VIE agreements did not have impact on the Group’s consolidated financial position, results of operations and cash flows.

Acquisition of Young Will

In order to complete the business acquisition of Wuhan Young Will Ltd (“Young Will”) as disclosed in Note 3.2, a series of restructuring transaction have been completed, and upon the completion of such restructuring, (i) 100% issued and outstanding share capital of ZSZQ Limited (“Young Cayman”) is collectively owned by the shareholders of Young Will, (ii) 100% share capital of ZSZQ (HK) Limited.(“Young HK”) is owned by Young Cayman, (iii) 100% equity interest of Beijing ZSZQ Network Technology Co., Ltd.   (“Young WFOE”) is owned by Young HK, (iv) Young WFOE entered into contractual arrangements with Young Will and its shareholders.

Acquisition of Jinyuanbao

On September 23, 2024, Wuhan Alunyou Network Information Development Co., Ltd. (“Wuhan Alunyou”) entered into a Share Transfer Agreement (“Jinyuanbao Agreement”) with the beneficial owners of Shanghai Jinyuanbao Duoduo Entertainment Development Co., Ltd. (“Jinyuanbao”). According to the “Agreement”, Wuhan Alunyou acquired 90% of Jinyuanbao’s equity. Before the business combination, Wuhan Alunyou and its shareholders signed contractual arrangements with Wuhan Muyecun.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES – Continued

As of December 31, 2024, details of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries were as follows:

Name	Place and date of Incorporation	Percentage of effective ownership	Principal Activities

Subsidiaries
Ninjas in Pyjamas Gaming AB (“Ninjas in Pyjamas”)	Sweden, January, 2014	100%	Esports teams operation
NIPG FZ LLC	Abu Dhabi, January 16, 2024	100% owned by Ninjas in Pyjamas	Esports teams operation
ESVF (HONG KONG) Esports Limited (“ESVF HK”)	Hong Kong, March 4, 2021	100%	Investment holding
Wuhan Muyecun Internet Technology Co., Ltd. (“Wuhan Muyecun” or “WFOE”)	Wuhan, July 9, 2021	100% owned by ESVF HK	Investment holding
Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd. (“Wuhan ESVF”)	Wuhan, June 1, 2016	100% owned by WFOE	Esports teams operation and talent management service
Shenzhen Weiwu Esports Internet Technology Co., Ltd. (“Shenzhen VF”)	Shenzhen, December 20, 2018	100% owned by Wuhan ESVF	Esports teams operation
Shenzhen Dawei Xianglong Sports Co., Ltd (“Dawei Xianglong”)	Shenzhen, January 15, 2021	60% owned by Shenzhen VF	Event production
Wuhan Xingjing Interactive Entertainment Co., Ltd (“Xingjing Entertainment”)	Wuhan, October 23, 2019	100% owned by Wuhan ESVF	Esports teams operation and talent management service
Chengdu Xingjing Weiwu Culture Media Co., Ltd (“Chengdu Xingjing Weiwu”)	Sichuan, January 5, 2023	100% owned by Wuhan ESVF	Esports teams operation
Shanghai Xingzhi Culture Media Co., Ltd (“Xingzhi Media”)	Shanghai, May 5, 2017	100% owned by Wuhan ESVF	Esports teams operation
Wuhan Xinghui Culture Media Co., Ltd. (“Xinghui Media”)	Wuhan, February 4, 2021	100% owned by Wuhan ESVF	Esports teams operation and talent management service
Taicang Xingjingweiwu Culture Media Co., Ltd (“Taicang Xingjing”)	Taicang, September 8, 2021	100% owned by Wuhan ESVF	Esports teams operation
Zhoushan Xingjing Internet Technology Co., Ltd (“Zhoushan Xingjing”)	Zhoushan, August 2, 2021	80% owned by Wuhan ESVF	Talent management service
Zhoushan Jingxi Internet Technology Co., Ltd (“Zhoushan Jingxi”)	Zhoushan, August 2, 2021	80% owned by Wuhan ESVF	Talent management service
Hongli Culture Communication (Wuhan) Co., Ltd (“Hongli Culture”)	Wuhan, December 26, 2017	60.67% owned by Wuhan ESVF	Event production
Wuhan Yingciyuan Information Technology Co., Ltd (“Wuhan Yingciyuan”)	Wuhan, November 17, 2022	51% owned by Hongli Culture	Event production
Xiamen Yingciyuan Education Technology Co., Ltd. (“Xiamen Yingciyuan”)	Xiamen, April 4, 2023	51% owned by Hongli Culture	Event production
Changsha Liyao Cultural Communication Co., Ltd (“Changsha Liyao”)	Changsha, May 19, 2023	75% owned by Hongli Culture	Event production
Hongli Culture Communication (Beijing) Co., Ltd (“Hongli Culture Beijing”)	Beijing, March 25, 2024	51% owned by Hongli Culture	Event production
Hongxiaoli Culture Communication (Hangzhou) Co., Ltd (“Hongxiaoli Culture”)	Hangzhou, April 8, 2024	51% owned by Hongli Culture	Event production
Shanghai Rujing Esports Hotel Management Co., Ltd.(“Shanghai Rujing”)	Shanghai, May 13, 2024	60% owned by Wuhan ESVF	Esports-themed hospitality service
Beijing ZSZQ Network Technology Co., Ltd. (“Young WFOE”)	Beijing, September 18, 2024	100% owned by Young HK	Investment holding
ZSZQ Limited(“Young Cayman”)	Cayman, August 21, 2024	61%	Investment holding
ZSZQ (HK) Limited.(“Young HK”)	Hong Kong, September 02, 2024	100% owned by Young Cayman	Investment holding

VIEs
Wuhan Alunyou Network Information Development Co., Ltd.(“Wuhan Alunyou”)	Wuhan,August 21, 2024	VIE	Game Publishing
Wuhan Young Will Ltd. (“Young Will”)	Wuhan, April 25, 2019	VIE	Talent management service

VIEs’ Subsidiaries
Shanghai Jinyuanbao Duoduo Entertainment Development Co., Ltd.(“Jinyuanbao”)	Shanghai, February 5, 2024	90% owned by Wuhan Alunyou	Game Publishing
Hangzhou Yinyuan Entertainment Development Co., Ltd.(“Hangzhou Yinyuan”)	Hangzhou, July 8, 2024	100% owned by Jinyuanbao	Game Publishing
Beijing ZSZQ Qiangshenjianti Network Technology Co., Ltd. (“Young Beijing”)	Beijing, August 1, 2024	100% owned by Young Will	Investment holding

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES – Continued

The contractual arrangements between Wuhan Muyecun, Wuhan Alunyou and its shareholders were entered into in September 2024. The contractual arrangements between Young WFOE, Young Will and its shareholders were entered into in September 2024. These contractual agreements include, Exclusive Business Cooperation Agreement, Equity Interest Pledge Agreement, Powers of Attorney, Exclusive Option Agreement and Spousal Consent Letter (collectively the “VIE Agreements”). Pursuant to the VIE Agreements between Wuhan Muyecun and Wuhan Alunyou and its shareholders, WFOE, which is Wuhan Muyecun, has the exclusive right to provide to Wuhan Alunyou consulting services related to business operations including technical and management consulting services. The VIE Agreements are designed to provide WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of Wuhan Alunyou, including absolute control rights and the rights to the assets, property, and revenue of Wuhan Alunyou. Pursuant to the VIE Agreements between Young WFOE and Young Will and its shareholders, Young WFOE has the exclusive right to provide to Young Will consulting services related to business operations including technical and management consulting services. The VIE Agreements are designed to provide Young WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of Young Will, including absolute control rights and the rights to the assets, property, and revenue of Young Will. As a result of direct ownership in the Young WFOE and WFOE through the VIE Agreements, Wuhan Alunyou and Young Will should be treated as variable interest entity under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation and the Company is regarded as the primary beneficiary of VIE. The Company treats VIE as its consolidated entities under U.S. GAAP.

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Wuhan Muyecun and Wuhan Alunyou, Wuhan Muyecun has the exclusive right to provide, among other things, technological development, technological support, consultation and related services to Wuhan Alunyou. In exchange, Wuhan Alunyou pays service fees at any time agreed by the parties to Wuhan Muyecun in an amount consisting of management fee and fee for services provided, which shall be reasonably determined by Wuhan Muyecun based on the factors as provided in the exclusive business cooperation agreement. Without the prior written consent of Wuhan Muyecun, Wuhan Alunyou cannot assign its rights and obligations to any third party. Wuhan Muyecun has the exclusive and complete ownership of all intellectual property rights created as a result of the performance of this agreement. The exclusive business cooperation agreement continues to be effective unless it is terminated by written notice of Wuhan Muyecun or according to the provisions of this agreement.

The exclusive technology and consulting service agreement between Beijing ZSZQ and Young Will contains terms substantially similar to the exclusive business cooperation agreement described above.

Exclusive Option Agreement

Under the exclusive option agreement among Wuhan Muyecun, Wuhan Alunyou and its shareholders, each of the shareholders of Wuhan Alunyou has irrevocably granted Wuhan Muyecun or its designee(s) an exclusive option to purchase, at any time and to the extent permitted under PRC laws, all or any part of their equity interests in Wuhan Alunyou at the price specified in the exclusive option agreement, or the lowest price permitted under applicable PRC laws if there is any statutory requirement about the consideration under PRC laws. Wuhan Alunyou and/or its shareholders covenant that, without Wuhan Muyecun’s prior written consent, they will not, among other things, sell, transfer, mortgage or otherwise dispose of their equity interests in Wuhan Alunyou, or create any encumbrance on their equity interests in Wuhan Alunyou, except for those encumbrances created under the equity interest pledge agreement, the powers of attorney of Wuhan Alunyou’s shareholders, and the exclusive option agreement. The exclusive option agreement will be terminated when the entire equity interests in Wuhan Alunyou have been transferred to Wuhan Muyecun or its designee(s) pursuant to this agreement.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES – Continued

The exclusive option agreement among Beijing ZSZQ, Young Will and its shareholders contains terms substantially similar to the exclusive option agreement described above.

Powers of Attorney

Pursuant to the powers of attorney granted by the shareholders of Wuhan Alunyou, each of the shareholders of Wuhan Alunyou irrevocably appointed Wuhan Muyecun as their exclusive agent and attorney- in-fact to act on their behalf on all shareholder matters of Wuhan Alunyou and exercise all rights as shareholders of Wuhan Alunyou. The powers of attorney remain irrevocably effective as long as such shareholders remain as Wuhan Alunyou’s shareholders, unless otherwise instructed by Wuhan Muyecun.

Each of the shareholders of Young Will has executed a powers of attorney to irrevocably appointed Beijing ZSZQ as their exclusive agent and attorney-in-fact to act on their behalf on all shareholder matters of Young Will and exercise all rights as shareholders of Young Will. These powers of attorney contain terms substantially similar to the powers of attorney described above.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement among Wuhan Muyecun, Wuhan Alunyou and the shareholders of Wuhan Alunyou, the shareholders of Wuhan Alunyou pledged their equity interests in Wuhan Alunyou to Wuhan Muyecun to secure their obligations under the exclusive business cooperation agreement, exclusive option agreement and powers of attorney. The shareholders of Wuhan Alunyou further agreed to not transfer, create or allow any encumbrance on the pledged equity interests without the prior written consent of Wuhan Muyecun. The equity interest pledge agreement shall remain binding until the contractual obligations under the associated contractual agreements are fully fulfilled, and the service fees and other expenses incurred for the fulfillment of such agreements have been fully paid.

The equity interest pledge agreement among Beijing ZSZQ, Young Will and its shareholders contains terms substantially similar to the equity interest pledge agreement described above.

Spousal Consent Letter

Pursuant to the spouse consent, the spouse of the individual shareholder of Wuhan Alunyou unconditionally and irrevocably agreed that the equity interests in Wuhan Alunyou held by and registered in the name of such shareholder be disposed of in accordance with the equity interest pledge agreement, the exclusive option agreement and the powers of attorney described above, and that such shareholder may perform, amend or terminate such agreements without such spouse’s additional consent. Additionally, such spouse unconditionally and irrevocably waived any rights or interests in the equity interests in Wuhan Alunyou and undertook not to assert any rights over the equity interests in Wuhan Alunyou held by such shareholder. In addition, in the event that such spouse obtains any equity interests in Wuhan Alunyou held by such shareholder for any reason, such spouse agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could, among others:

● revoking the business licenses and/or operating licenses of the Company;

● discontinuing or placing restrictions or onerous conditions on the operations;

● imposing fines, confiscating the income from WFOE, Young WFOE or the VIEs, or imposing other requirements with which the Company or the VIEs may not be able to comply;

● requiring the Company to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs, or imposing restrictions on the Company’s right to collect revenues;

● imposing additional conditions or requirements with which the Company may not be able to comply;

● requiring the Company to restructure the operations in such a way as to compel the Company to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets; or

● restricting or prohibiting the Company use of the proceeds of overseas offering to finance the business and operations in China.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES – Continued

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, The Company may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their respective shareholders and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiaries and VIEs.

The interests of the shareholders of VIEs may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing VIE not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of VIE will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. The Company believes the shareholders of VIE will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of VIE should they act to the detriment of the Company. The Company relies on certain current shareholders of VIE to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of VIE, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The following financial information of the VIEs and VIEs’ subsidiaries were included in the accompanying consolidated financial statements as of December 31, 2024:

As of December 31, 2024

ASSETS
Current assets:
Cash and cash equivalents	$436,302
Accounts receivable	1,182,352
Advance to suppliers	398,467
Amounts due from related parties	411,511
Prepaid expenses and other current assets, net	309,184
Total current assets	2,737,816

Non-current assets:
Property and equipment, net	73,076
Intangible assets, net	942,410
Right-of-use assets	379,083
Other non-current assets	638,106
Total non-current assets	2,032,675

Total assets	$4,770,491

LIABILITIES
Current liabilities:
Short-term borrowings	$1,372
Accounts payable	981,004
Accrued expenses and other liabilities	737,386
Deferred revenue	670,064
Operating lease liabilities, current	265,623
Amount due to related parties-current	14,360
Amounts due to subsidiaries of the Group	3,822,831
Total current liabilities	6,492,640

Non-current liabilities:
Amount due to a related party-non-current	58,996
Deferred tax liability	-
Total non-current liabilities:	58,996
Total liabilities	$6,551,636

For the year ended December 31,
2024

Total net revenue	$2,047,005
Net loss	$(1,790,687)

For the year ended December 31,
2024

Net cash used in operating activities	$(958,084)
Net cash used in investing activities	$-
Net cash used in financing activities	$-

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries, its consolidated subsidiaries or its VIEs and VIEs’ subsidiaries, of which the Company is the primary beneficiary, from the dates they were acquired or incorporated. All inter-company balances and transactions are eliminated upon consolidation. The results of subsidiaries acquired are recorded in the consolidated income statements from the effective date of acquisition, as appropriate.

For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as noncontrolling interests.

(c)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the valuation of the consideration transferred and the purchase price allocation associated with business combination, valuation of share-based compensation, valuation of ordinary shares and preferred shares, the allowance for credit losses of accounts receivable, amounts due from related parties, prepaid expenses and other current assets, estimated useful life and recoverability of property and equipment and intangible assets, valuation allowance of deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Business Combination

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Group and equity instruments issued by the Group. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash in bank and highly liquid investments which are unrestricted as to withdrawal and use and have original maturities of less than three months.

(f) Short-term investment

Short-term investments mainly include investments in financial instruments with a variable interest rate indexed to performance of underlying assets. In accordance with ASC 825 — “Financial Instruments”, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive loss as other income/(expense).

(g) Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for credit losses.

Accounts receivable, net are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. On January 1, 2023, the Group adopted ASU 2016-13, “Financial Instruments — Credit Losses (Accounting Standards Codification (“ASC” Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model.

The Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Group’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Group adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivables are likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

There were $207,499 and $188,432 provisions for credit losses as of December 31, 2023 and 2024.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(h) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Electronic equipment	3-5 years
Furniture	3-5 years
Vehicles or canteen equipment	4-5 years
Leasehold improvement	Shorter of the lease term or the estimated useful life of the assets

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of operation.

(i) Intangible assets

Estimated useful lives by intangible asset classes are as follows:

Category	Estimated useful lives
League tournaments rights	Indefinite
Brand names	Indefinite/5 years
Customer relationships	6 years
Agency contract rights	2-5 years
Talent acquisition costs	1-5 years
Game copyright	3 years
Software	2.5-3 years

The estimated useful lives of intangible assets with definite lives are reassessed if circumstances occur that indicate the original estimated useful lives may have changed.

Intangible assets that have indefinite useful lives included the league tournaments rights and brand name of Ninjas in Pyjamas and Wuhan ESVF as of December 31, 2023, and as of December 31, 2024 included the league tournaments rights and brand name of Ninjas in Pyjamas, Wuhan ESVF and Young Will. The Group expects that the league tournaments rights and brand name of Ninjas in Pyjamas, Wuhan ESVF and Young Will are unlikely to be terminated based on industry experience and will continue to contribute revenue in the future. Therefore, the Group considers the useful life of such intangible assets to be indefinite.

The Group capitalizes costs associated with the acquisition of certain members of talent and online entertainers and amortizes these costs straight-line over their estimated useful lives, which reflect the contractual term of the associated talent agreement. The fair value of brand name of Hongli Culture is amortized on a straight-line basis over its estimated useful life.

Definite-lived intangible assets are carried at cost less accumulated amortization and impairment if any.

The Definite-lived intangible assets are amortized over their estimated useful lives, which is the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group. These intangible assets are tested for impairment at the time of a triggering event, if one were to occur. Definite- lived intangible assets may be impaired when the estimated undiscounted future cash flows generated from the assets are less than their carrying amounts. No impairment of definite-lived intangible assets was recognized for the years ended December 31, 2022, 2023 and 2024.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

The Group evaluates indefinite-lived intangible assets as at each reporting period to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized, but tested for impairment annually or whenever events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. The Group first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Group determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Group calculates the fair value of the intangible asset and performs the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Group recognizes an impairment loss in an amount equal to that excess. In consideration of the growing esports industry in China, the Group’s improving financial performance, the stable macroeconomic conditions in China and the Group’s future plans, the Group determined that it is not likely that the league tournaments rights and brand name were impaired as of December 31, 2022, 2023 and 2024. As such, no impairment of indefinite-lived intangible assets was recognized for the years ended December 31, 2022, 2023 and 2024.

(j) Deferred offering costs

Deferred offering costs consist of underwriting, legal and other expenses incurred through the reporting date that are directly related to an anticipated offering and that will be charged as a reduction against additional paid-in capital upon the completion of the offering. Should the offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2023, the Group has recognized $3,405,526 deferred offering costs in other non-current assets. And the deferred offering costs of $5,420,369 have been charged as a reduction against additional paid-in capital upon the completion of the offering in July 2024.

(k) Goodwill

Goodwill represents the future economic benefits arising from other assets acquired in a business combination or an acquisition by an entity that are not individually identified and separately recognized. Goodwill acquired in a business combination is tested for impairment at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. The Group performed impairment analysis on goodwill as of December 31 every year either beginning with a qualitative assessment, or starting with the quantitative assessment instead. The quantitative goodwill impairment test compares the fair value of each reporting unit to its carrying amount, including goodwill. A reporting unit constitutes a business for which discrete profit and loss financial information is available. The fair value of each reporting unit is established using a combination of expected present value of future cash flows. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

Determining when to test for impairment, the Group’s reporting units, the fair value of a reporting unit and the fair value of assets and liabilities within a reporting unit, requires judgment and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparable. The Group bases fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain.

Significant changes in the economic characteristics of components or reorganization of an entity’s reporting structure can sometimes result in a re-assessment of the affected operating segment and its components to determine whether reporting units need to be redefined where the components are no longer economically similar.

Future changes in the judgments and estimates underlying the Group’s analysis of goodwill for possible impairment, including expected future cash flows and discount rate, could result in a significantly different estimate of the fair value of the reporting units and could result in additional impairment of goodwill. The Group did not record any impairment charge for the years ended December 31, 2022, 2023 and 2024.

(l) Impairment of long-lived assets

The Group reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized for the amount by which the carrying value of the asset exceeds its fair value. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. The Group did not record any impairment charge for the years ended December 31, 2022, 2023 and 2024.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(m) Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

● Level 1—Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

● Level 2—Applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

● Level 3—Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, short-term investments, accounts receivable, amounts due from related parties, prepaid expenses and other current assets, accounts payable, short-term borrowings, long term borrowings, current portion, amounts due to related parties, payable related to league tournaments rights, current, and accrued expenses and other current liabilities. As of December 31, 2023 and 2024, the carrying amounts of the financial instruments approximated to their fair values due to the short-term maturity of these instruments.

Short-term investments

As of December 31, 2024, the Company’s short-term investments consisted of private fund products (see Note (4)), and the variable returns indexed to the performance of underlying assets. The Company classifies the valuation techniques that use these inputs as Level 3 of fair value measurement.

Contingent consideration payables

The Company’s estimated liability for contingent consideration payables for acquisitions measured at fair value (see Note (3)). The contingent consideration payables are included in other current liabilities on the consolidated balance sheets. The Company estimated the fair value of contingent consideration payables using an expected cash flow method with unobservable inputs of probabilities of successful achievements of certain specified conditions post- acquisition, and accordingly the Company classifies the valuation techniques that use these inputs as Level 3. For the year ended December 31, 2024, the Company recognized a gain of $394,401 of fair value changes for the contingent consideration payables and recorded in fair value change of financial instruments in the statement of operations and comprehensive loss.

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(n) Revenue recognition

The Group recognizes revenue under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Company satisfies a performance obligation

These criteria as they relate to each of the following major revenue generating activities are described below. Revenue is presented net of value added taxes (“VAT”) and surcharges.

	For the years ended December 31,
	2022	2023	2024
Tournament participation of esports	$11,069,172	$7,699,506	$8,549,677
Sponsorships and advertising	5,688,331	8,147,298	3,860,800
Player transfer and rental fee	2,905,335	849,768	1,036,416
Talent management service of esports	1,512,015	1,115,057	544,639
Reality show service	-	198,095	359,050
IP licensing	433,737	3,470,560	149,991
Sales of branded merchandise	130,279	184,337	113,536
Game Publishing	-	-	111,394
Subtotal of Esports teams operation	21,738,869	21,664,621	14,725,503
Event production	5,566,831	9,409,795	23,285,775
Talent management service of third-party online entertainers	38,594,558	52,650,550	47,307,158
Total revenue	65,900,258	83,724,966	85,318,436
Less: surcharge tax	65,147	56,525	52,130
Net revenue	$65,835,111	$83,668,441	$85,266,306

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(n) Revenue recognition - continued

The following table summarizes disaggregated revenue from contracts with customers by service type and by segment:

	For the years ended December 31,
	2022	2023	2024
PRC and other subsidiaries
Talent management service of third-party online entertainers	$38,594,558	$52,650,550	$47,307,158
Event production	5,566,831	9,409,795	23,285,775
Tournament participation of esports	11,069,172	5,457,029	6,120,350
Sponsorships and advertising	5,688,331	5,638,612	3,093,051
Player transfer and rental fee	2,905,335	389,881	832,124
Talent management service of esports	1,512,015	1,115,057	544,639
Reality show service	-	198,095	359,050
Game Publishing	-	-	111,394
Sales of branded merchandise	130,279	143,260	70,053
IP licensing	433,737	233,384	-
Subtotal	$65,900,258	$75,235,663	$81,723,594

Ninjas in Pyjamas
Tournament participation of esports	-	2,242,477	2,429,327
Sponsorships and advertising	-	2,508,686	767,749
Player transfer and rental fee	-	459,887	204,292
IP licensing	-	3,237,176	149,991
Sales of branded merchandise	-	41,077	43,483
Subtotal	$-	$8,489,303	$3,594,842

Total revenues	$65,900,258	$83,724,966	$85,318,436

	For the years ended December 31,
	2022	2023	2024
Timing of revenue recognition
At a point in time	3,007,574	990,626	2,977,125
Over time	62,892,684	82,734,340	82,341,311
Total revenue	$65,900,258	$83,724,966	$85,318,436

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(n) Revenue recognition - continued

Esports teams operation

Tournament participation of esports

The Group enters into contracts with esports event organizer, to have players participate in esports tournament such as Honor of Kings Pro League (“KPL”), League of Legends Pro League (“LPL”), Counter-Strike: Global Offensive (“CS: GO”) and Rainbow Six, etc.

The Group’s promises mainly consist of a) providing coaching, training and monitoring for esports players; b) selecting or arranging and monitoring the esports players to participate in tournaments and to participate in market events to promote the league and tournament. All the promises are not separately identifiable and are related to operate and participate in the overall esports event. All the promises are accounted for as a single performance obligation.

Although the final contract consideration is unpredictable, league operators usually promise a fixed consideration, also known as Minimum Guarantee promised in the agreement. For ESVF teams, a fixed amount of RMB3 million (only for League of Legends) is promised. For Ninjas in Pyjamas teams, Minimum Guarantee is promised as a fixed aggregate amount (only for CS: GO) for all member teams, which is further calculated on a pro rata basis based on factors like member teams’ performance and ranking in the league. Thus, the transaction price consideration consists of fixed consideration plus variable consideration, the variable consideration is mainly determined by two factors, one is the amount of prize pool collected by esports event organizer during each competition season and proportion agreed in the contract, the other is based on the ranking of the Group in each competition season. No amount of variable consideration should be included in the transaction price, since it is not probable that a significant reversal of cumulative revenue recognized will not occur resulting from a change in estimate of the consideration the Group will receive upon finalized prize pool and its ranking. The Company will recognize the revenue of the prize money at each reporting date when the uncertainty is resolved.

Esports event organizer could simultaneously receive and consume the benefits provided by the Group in the contract period, thus, the Group satisfies the performance obligation to esports event organizer over the contract period. Furthermore, the main cost to operate an esports team is the salary of players, hence, the Group uses input method to measure progress, and recognizes revenue on a straight-line basis during the tournament period.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(n) Revenue recognition - continued

IP licensing

The Group enters contract with customer, and grants the customer a right-to-access license of the Group’s intellectual property (“IP”) in selling game props, skins, stickers and player cards. The form of IP does not have stand-alone functionality associated with the Group’s brand, and the utility of IP is significantly derived from the Group’s past or ongoing activities undertaken to maintain or support the IP. The Group identifies one performance obligation in each sales order of digital goods, that is, the right-to-access license of symbolic IP. The customer has the right-to-access license of the Group’s symbolic IP throughout license period and benefits from it as the Group’s ongoing activities will continue to support and maintain the IP’s utility. Thus, the Group uses input method to measure progress, and the revenues from IP licensing are recognized ratably over the contract term. The service consideration is reconciled and settled on a monthly basis, or the customer shall pay 30% of the total contract amount to the Group within seven days after signing the contract, and the remaining contract amount within seven days when the player cards hitting the market. The contract payment is not subject to any variable consideration or subsequent adjustment.

Player transfer and rental fee

The Group enters into contracts with customer, mainly other esports team, to transfer or lease the players right owned by the Group. Player transfer and rental fee is a fixed amount as stated in the contract. The Company recognizes player transfer revenue at a point in time from transfer fees upon satisfaction of the performance obligation, which coincides with the time that the esports player is registered on the league transfer registration platform. The Group uses output method to measure progress, and recognizes player rental revenue on a straight-line basis over the contract period when the performance obligation is satisfied.

Sponsorships and advertising

The Group offers advertisers or companies which like to be promoted a full range of promotional services, including but not limited to livestream announcements, content generation, social media posts, esports players to participate in the recording of advertising videos as customer spokesmen. In most of the cases, the sponsorship agreements may include multiple services that are capable of being individually distinct, however the intended benefit is an association with the Group’s brand and the services are not distinct within the context of the contracts. Customers could simultaneously receive and consume the benefits provided by the Group in the contract period, thus, the Group satisfies the performance obligation to the customers over the contract period. The Group uses input method to measure progress, since what the major inputs is the labor cost and expended evenly throughout the performance period. Thus, the Company recognizes revenue on a straight-line basis, revenues from sponsorship agreements are recognized ratably over the contract term. The contract payment is not subject to any variable consideration or subsequent adjustment. In instances where the timing of revenue recognition differs from the timing of billing, the Group has determined the agreements generally do not include a significant financing component.

Reality show service

The Group provides service to the reality show hosted by customer in exchange for a fixed transaction price. The service includes seeking and engaging suitable guests to participate in the reality show, and providing planning and execution services for the reality show.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(n) Revenue recognition - continued

The Group acts as the principal in providing the service to customers and recognizes revenue on gross basis because the Group acts as the main obligor in the arrangement and has the discretion to set up the contract price with customers.

The services are distinct as each episode, but services are substantially the same and have the same pattern of transfer to the customer, so the services accounted for as a single performance obligation which is satisfied in the period of reality show. Since the duration for each episode is almost the same, the progress is measured by the output method, which refers to the completion of each episode; thus, the Group recognizes the revenue on average when each episode is completed.

Sales of branded merchandise

The Group also sells branded merchandise such as mouse, keyboard, hoodie etc. at official online store. The transaction price is fixed. The Group recognizes revenues from sales of branded merchandise at a point of time when the merchandise is delivered to the customer in sound condition.

Event production

Event production

The Group provides customized esports or other event production upon requests from its customers in exchange for a fixed transaction price stated on the contract with no variable consideration generally. The services generally entail design, logistics, layout of events, and coordination and supervision of the actual event set-up and implementation. These services are not distinct within the context of the contracts and are considered as a single performance obligation.

The Group satisfies the performance obligation to customers over the contract period as the service rendered and recognizes the revenue over the contract period using the output method, which is based on the development milestones periodically confirmed by customers. The service consideration is reconciled and settled based on the development milestones periodically confirmed by customers. The contract payment is not subject to any variable consideration or subsequent adjustment, and the Group has determined the agreements generally do not include a significant financing component.

The Group regards itself as a principal and recognizes revenue on a gross basis as it controls the services based on i) the Group is the primary obligator in the service contract with the customers, including The Group are in charge of negotiating the specific requirements of each contract with customers, and organizing matches, tournaments and other events for a variety of game titles, musical festivals and other activities; ii) the inventory risk to bear the consequence of any breach of contract caused by the Group; and iii) the Group negotiates the contract price with customers independently and the Group has a strong bargaining power with suppliers.

Talent management service

There are two types of talent management service. One type is provided by esports players which is recorded in talent management service of esports, the other type is provided by third-party online entertainers which is recorded in talent management service of third-party online entertainers.

Provided by esports players-live stream service

The Group cooperates with online platform operator, to arrange its owned esports players to provide live streaming of esports games on an online platform. Through this means, online platform operator attracts more audience to their platform and pays service fee to the Group accordingly.

Provided by third-party online entertainer-live stream service

The Group establishes a live streaming talent agency, seeks and engages third party online entertainers to register as members of the talent agency. The Group provides training to these online entertainers, and recommends them to provide live streaming on the online platforms. Online platform operator enters tripartite business contract with the Group and the online entertainer. The Group provides talent management service to online platform operator inclusive of the recommendation of online entertainers to deliver live stream, management of online entertainers, training of online entertainers and monitoring of live stream content, etc. The Group charges service fee from online platform operator. The Group pays the online entertainers according to the supplier contract signed with him/her.

For both types of talent management service of live-stream service, the Group regards itself as a principal and recognizes revenue on a gross basis as it controls the services based on i) the primary responsibility for the integrated talent management service in the aspect of establishing the talent agency where the online entertainers register, reserving the right to recommend online entertainers, designate third-party online entertainers’ live content and duration, the provision of management and training of online entertainers; ii) the inventory risk to bear the consequence of any breach of contract caused by the Group as well as online entertainers; and iii) discretion in setting up the price, rather than accepting a fixed percentage of transaction amount imposed by the online platforms and third party online entertainers.

The consideration of live stream service is variable that determined by the agreed online entertainers’ popularity ranking, and virtual gifts rewarded from the audience. The variable bonus shall be paid by online platform operators after the ranking agreed in the contract is reached. The variable amount related to virtual currencies shall be confirmed by online platform operators at the end of each month, and paid by next month. For talent management service provided by esports players, the variable service fee also depends on the rank of esports team on tournament.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(n) Revenue recognition - continued

The Group provides live stream services to online platform operators, the service including a) recommending its live streaming talent agency online entertainers to provide live stream on platform; b) providing live stream management service to online entertainers, including training online entertainers and monitoring the live stream content. Online platform operators could not benefit from these services separately, these services are not distinct and combined as a performance obligation. The Group satisfies the performance obligation to customer over the contract period and recognizes revenue when the variable consideration is expected to be entitled and a significant future reversal of cumulative revenue under the contract will not occur, that is the date on which the Group and customer agrees the service fee monthly. Therefore, the service consideration is reconciled and settled on a monthly basis.

Provided by third-party online entertainer- short-form videos production and releasing service

Apart from the live stream service on the online platforms, the Group seeks for cooperation opportunities with customers such as advertising agents and brand public relationships. Such customers place purchase orders of advertising and promotion in online platform, then the Group carries out content creation and arranges talents to shoot short-form videos implanted advertising and promotion contents. After video releasing, the service fee will be paid to the Group via online platform after deducting a small portion of services fee charged by online platform. The Group pays the talents according to the supplier contracts signed with him/her.

The Group provides short-form videos releasing service in online platform operators to customers, the service mainly including a)producing creative and attractive short-form videos implanted advertising and promotion contents, and releasing the short-form videos in required timepoint and talent account; b) retaining the released videos in platform for a certain period. The Group determines that retaining the released videos in platform for a certain period is immaterial and does not account for it as a separate performance obligation considering such obligation is minimal in the total value of the goods and services in the contract and not important for the customers. The Group charged service fee from customers in online platform operator case by case. The service fee was fixed price on the purchase order which the customers placed in online platform operator. After the Group releasing the short-form videos in online platform, the customers will check and give acceptance to the videos. Once the acceptance is issued by the customers, the payment has been successfully completed to the Group’s agent account in the online platform automatically, and there is no recourse from neither the Group nor the customers. The Group satisfies the performance obligation to customer once the customer gave acceptance to the video, and recognizes revenue when the short-form videos have been accepted by the customers in the online platform. The consideration will be paid to the account of the Group in platform immediately once customers providing acceptance.

The Group regards itself as a principal and recognizes revenue on a gross basis as it controls the services based on i) the Group is the primary obligator in the service contract with the customers, including designating the talents to act in the short-form videos designed by the internal professional team, to provide service to customers in the online platforms.; ii) the inventory risk to bear the consequence of any breach of contract caused by the Group as well as talents; and iii) discretion in setting up the price, rather than accepting a fixed percentage of transaction amount imposed by the online platforms and talents.

For all the revenue streams, the contract payment is not subject to any refund, cancellation or termination provision. No significant financing component, noncash payment identified in the arrangements with customers.

Contract Balances

The Group applies the practical expedient in Topic 606 that permits the recognition of incremental costs of obtaining contracts as an expense when incurred if the amortization period of such costs is one year or less. These costs are included in cost of revenues.

Payment terms are established on the Group’s pre-established credit requirements based upon an evaluation of customers’ credit.

Deferred revenue, which representing a contract liability, represents mostly unrecognized revenue amount received from customers. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. The Group’s deferred revenue amounted to $500,785 and $1,038,307 as of December 31, 2023 and 2024, respectively. The Group’s deferred revenue which recorded in amounts due to related parties amounted to $609,009 and nil as of December 31, 2023 and December 31, 2024, respectively. Revenue recognized in the period that was included in the beginning of the period contract liability balance were $3,400,177, $758,410 and $664,169 for the years ended December 31, 2022, 2023 and 2024, respectively.

Contract cost accounted in the account of prepaid expenses and other current assets, represented the incurred cost associated with event production whose revenues have not been recognized yet. The Group’s contract cost amounted to $20,309 and $372,309 as of December 31, 2023 and 2024, respectively.

Other than accounts receivable, deferred revenue and contract cost, the Group had no other material contract assets, contract liabilities recorded on its consolidated balance sheets as of December 31, 2023 and 2024.

Transaction price allocated to remaining performance obligation

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.

As of December 31, 2023, the aggregate amount of the transaction price allocated to the remaining performance obligation is $4,339,221, and the Group will recognize this revenue related to sponsorships and advertising over the remaining contract periods over 0.1 to 2.7 years. As of December 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligation over the remaining contract periods over more than one year is $668,932, and the Group will recognize this revenue related to sponsorships, advertising and game publishing over the remaining contract periods over 0.5 to 2.4 years.

The Group has elected, as a practical expedient, not to disclose the transaction price allocated to unsatisfied or partially unsatisfied performance obligations that are part of a contract that has an original expected duration of one year or less. These performance obligations are related to the revenue of sponsorships and advertising, event production and game publishing.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(o) Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from sales. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

The PRC VAT rate is 6% or 1% for taxpayers providing services and 13% for product sales for the years ended December 31, 2022, 2023 and 2024. For revenue generated from services, the VAT rate is 6% for the entities that qualified as general tax payers, which are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The VAT rate is 1% for the entities that qualified as small-scale taxpayers, which are not allowed to offset qualified input VAT paid to suppliers against their output VAT.

The standard VAT rate is 25% in Sweden, applicable to all the goods and services provided in Sweden for the years ended December 31, 2023 and 2024. Entities with a Swedish VAT number are allowed to offset qualified input VAT, paid to suppliers against their output VAT.

(p) Cost of revenues

Cost of revenues consists primarily of salaries and bonus of esports player, talent management service fee paid to online entertainers, the cost of venue set-up and service fee paid to other parties for event production, depreciation of long-lived assets and amortization of intangible asset related to esports or talent management service, cost of merchandise sold, as well as related costs that are directly attributable to the Group’s principal operations.

(q) Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) staff cost, (ii) advertising costs and market promotion expenses.

(r) General and administrative expenses

General and administrative expenses mainly consist of (i) professional service fees; (ii) staff cost, rental and depreciation related to general and administrative personnel, (iii) share-based compensation and (iv) other corporate expenses.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(s) Share-based compensation

The Group periodically grants share-based awards to the Group’s eligible employees, which are subject to service conditions.

Share-based awards are measured at the grant date fair value of the equity instrument issued and are recognized as general and administrative expense with graded-vesting schedules over the requisite service period for each separately vesting portion (or tranche) of the award. The Group elects to recognize the effect of forfeitures in general and administrative expense when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized general and administrative expense relating to those awards is reversed.

(t) Employee defined contribution plan

According to the regulations of the PRC, full-time eligible employees of the Group in the PRC are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group has no further commitments beyond its required contribution.

(u) Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operation for the years ended December 31, 2022, 2023 and 2024, respectively.

The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(v) Non-controlling Interest

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheets and net income and other comprehensive income attributable to non-controlling shareholders are presented as a separate component on the consolidated statements of operations.

(w) Foreign currency transactions and translations

The functional currency of the Group’s PRC subsidiaries is RMB, which is the local currency used by the subsidiaries to determine financial position and operation result.

The functional currency of Ninjas in Pyjamas is SEK, which is the local currency used by the subsidiary to determine financial position and operation result.

The Group’s financial statements are reported using U.S. Dollars (“$”). The results of operations and the consolidated statements of cash flows denominated in functional currency is translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in functional currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in equity (deficit). Gains or losses from foreign currency transactions are included in the results of operations.

The value of RMB and SEK against $ and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions of the PRC and Sweden. Any significant revaluation of RMB and SEK may materially affect the Group’s financial condition in terms of $ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of December 31,
	2023	2024
Balance sheet items, except for equity accounts
RMB against $	7.0999	7.2993
SEK against $	10.0506	11.0676

	For the Years Ended December 31,
	2023	2024
Items in the statements of operation and comprehensive loss, and statements of cash flows
RMB against $	7.0809	7.1957
SEK against $	10.6105	10.5747

No representation is made that the RMB amounts and SEK amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(w) Foreign currency transactions and translations - continued

For RMB against U.S. dollar, there was depreciation of approximately 2.8% during the year ended December 31, 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

For SEK against U.S. dollar, there was depreciation of approximately 10.1% during the year ended December 31, 2024. It is difficult to predict how market forces or European Union or U.S. government policy may impact the exchange rate between the SEK and the U.S. dollar in the future.

To the extent that the Group needs to convert U.S. dollar into RMB and SEK for capital expenditures and working capital and other business purposes, appreciation of RMB and SEK against the U.S. dollar would have an adverse effect on the RMB and SEK amount of the Group would receive from the conversion. Conversely, if the Group decides to convert RMB and SEK into U.S. dollar for the purpose of making payments for working capital, dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB and SEK would have a negative effect on the U.S. dollar amount available to the Group. In addition, a significant depreciation of the RMB and SEK against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Group’s earnings or losses.

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents denominated in RMB that are subject to such government controls. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the Chinese mainland must be processed through the PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Foreign currency exchange rate risk

The RMB and SEK has fluctuated against the US$, at times significantly and unpredictably during the reporting periods. The depreciation of the RMB against the US$ was approximately 3% and 2.8% for the years ended December 31, 2023 and 2024, respectively. The appreciation of the SEK against the US$ was approximately 4% for the years ended December 31, 2023 and the depreciation of the SEK against the US$ was approximately 10.1% for the years ended December 31, 2024. It is difficult to predict how market forces or the PRC, Swedish or U.S. government policy may impact the exchange rate between the RMB, SEK and the US$ in the future.

(x) Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Class A ordinary share and Class B ordinary share have the same rights in dividend. Therefore, basic and diluted loss per share are the same for both classes of ordinary shares. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic loss per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(y) Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s chief operating decision makers, CEOs, reviews segment results when making decisions about allocating resources and assessing performance of the Group.

As a result of the assessment made by CODM, the Group has two operating segments: Ninjas in Pyjamas, and entities registered in PRC, Hong Kong and Cayman Island, which operates in PRC (“PRC and other entities”). The Group considers a “management approach” concept as the basis for identifying reportable segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s reportable segments are business units that operate in different countries. Ninjas in Pyjamas, operates in Sweden, which is subject to different regulatory environment than other entities which operate in the PRC.

(z) Operating lease

On January 1, 2022, the Group adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842), using the non-comparative transition option pursuant to ASU 2018-11. Therefore, the Group has not restated comparative period financial information for the effects of ASC 842, and will not make the new required lease disclosures for comparative periods beginning before January 1, 2022. The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease; (2) lease classification for any expired or existing leases as of the adoption date; and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less. The Group recognizes lease expense for short-term leases on a straight-line basis over the lease term.

Right-of-use assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Group’s leases is not readily determinable, the Group utilizes its incremental borrowing rate, determined by class of underlying asset, to discount the lease payments. The operating lease right-of-use assets also include lease payments made before commencement and exclude lease incentives. Some of the Group’s lease agreements contained renewal options; however, the Group did not recognize right-of-use assets or lease liabilities for renewal periods unless it was determined that the Group was reasonably certain of renewing the lease at inception or when a triggering event occurred. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Group’s lease agreements did not contain any material residual value guarantees or material restrictive covenants.

(aa) Recent accounting pronouncements

Recently adopted accounting pronouncements

Segment Reporting (Topic 280). In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280)- Improvements to Reportable Segment Disclosures. ASU No. 2023-07 requires an enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Group’s adoption of this standard did not have a material impact on its consolidated financial statements.

New Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. This ASU will result in the required additional disclosures being included in the Group's consolidated financial statements, once adopted.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement(Topic 220)- Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(aa) Recent accounting pronouncements - continued

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. BUSINESS ACQUISITION

3.1 BUSINESS ACQUISITION of NINJAS IN PYJAMAS

On January 10, 2023, the Group completed an acquisition through a series of agreements with the shareholders of Ninjas in Pyjamas.

In accordance with ASC 805, (i) the transaction was identified as business combination with third party; (ii) the Company was identified as accounting acquirer and the acquisition date was January 10, 2023; (iii) the Company conducted the acquisition by issuing 43,044,524 Class B-1 Preferred Shares to original shareholders of Ninjas in Pyjamas and the Company elected to use fair value of the acquirer’s equity interest as the consideration transferred since the Company has multiple rounds of equity financing from third parties prior to IPO, and the fair value of acquirer’s equity interest was estimated by discounted cash flow method under income approach model. The excess of consideration over the fair value of assets and liabilities of businesses acquired shall be recognized as goodwill. The Company engaged an independent valuation appraiser to assist in identification and evaluation of fair value of issued shares for acquisition and identifiable assets acquired and liabilities assumed as of the acquisition date. Pursuant to ASC 830-30-45-3 and ASC 830-30-45-11, after the initial recognition, the Group recognized the fair values of the acquired assets and liabilities and translated the individual assets (including goodwill) of Ninjas in Pyjamas from SEK to USD, the Group elects not to apply pushdown accounting in Ninjas in Pyjamas’ separate financial statements and maintains the records necessary to adjust the consolidated amounts to what they would have been had the amounts been recorded in the Ninjas in Pyjamas’ books and records.

The Group used the following valuation methodologies to value assets acquired, liabilities assumed and intangible assets identified:

— Intangible assets – Customer relationships were valued using the multi-period excess earning method under income approach, which represents the excessive earnings generated by the asset that remains after a deduction for a return on other contributory assets;

— Intangible assets – Brand name were valued using the relief from royalty method under income approach, which represents the benefits of owning the intangible asset rather than paying royalties for its right of use;

— Intangible assets —Talent relationships were valued using the with-and-without approach, which comparing two scenarios: one is the situation “with” a particular intervention, policy, or activity, and the other is the situation “without” it. By comparing these two scenarios, the impact of the intervention can be estimated. ;

— Other assets and liabilities carrying value approximated fair value at the time of acquisition.

On the acquisition date January 10, 2023, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair value was as follows:

Amount
Fair value of consideration transferred	$168,000,000
Fair value of the assets acquired and the liabilities assumed
Net working capital(1)	1,989,535
Property and equipment, net	61,925
Intangible assets – league tournaments right	45,985,000
Intangible assets – Brand name	24,053,000
Intangible assets – Talent acquisition costs	907,590
Non-operating asset/liability	34,020
Deferred tax liability(2)	(14,427,828)
Total identifiable assets	58,603,242
Goodwill	$109,396,758

(1)	Among which, cash acquired from acquisition of Ninjas in Pyjamas was $1,707,373.

(2)	Deferred tax liabilities were calculated based on appreciation fair value of all intangible assets multiplied by income tax rate.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. BUSINESS ACQUISITION – Continued

3.1 BUSINESS ACQUISITION of NINJAS IN PYJAMAS – Continued

The goodwill acquired resulted primarily from Ninjas in Pyjamas’ expected synergies and assembled workforce from the integration of businesses acquired into the Company’s existing business.

Net revenue and net loss arising from acquisition of Ninjas in Pyjamas made in period from acquisition date to December 31, 2023 that are included in the Group’s consolidated statements of operations and comprehensive loss for the year ended December 31, 2023.

Supplemental pro forma information (unaudited)

The pro forma information for the periods set forth below gives effect to the business acquisition as if the business combination had occurred as of January 1, 2023. This pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the transactions been consummated as of that time.

For the Year ended December 31, 2023
Net revenue	$83,733,206
Net loss	$(13,264,218)
Net loss per share - basic and diluted	$(1.54)

3.2 BUSINESS ACQUISITION of YOUNG WILL

On September 30, 2024, the Company entered into a definitive agreement (“Young Will agreement”) with the shareholders of Young Cayman, the Cayman parent company that controls Young Will through contractual arrangements, to effect a series of share exchange transactions. Pursuant to the Young Will agreement, such shareholders agreed to sell and transfer to the Company all of the ordinary shares of Young Cayman beneficially owned by them, and in exchange and as consideration therefor, the Company agreed to issue and allot to such beneficial owners certain number of Class A ordinary shares. In October 2024, the Company issued 920,212 Class A ordinary shares to the beneficial owners of Young Cayman in exchange for 61% of the total issued and outstanding share capital of Young Cayman (“First Closing”) in accordance with the Young Will agreement. After the First Closing, if the 2024 performance target of Young Will set out in the Young Will agreement have been met, the Company shall issue and sell to shareholders of Young Cayman additional number shares of the Company. The Company estimated liability for contingent consideration payables at fair value.

Besides, the Company will subsequently acquire an additional 13% of the share capital of Young Cayman each year during 2025, 2026, and 2027, and in exchange issue a corresponding number of the Company’s Class A ordinary shares to the beneficial owners of Young Cayman, contingent upon the satisfaction of certain terms and conditions set out in the Young Will agreement.

In accordance with ASC 805, (i) the transaction was identified as business combination with third party; (ii) the Company was identified as accounting acquirer and the acquisition date was October 2, 2024; (iii) the Company conducted the acquisition by issuing 920,212 Class A ordinary shares to original shareholders of Young Will and the Company elected to use fair value of the acquirer’s equity interest and the acquisition-date fair value of contingent consideration as the consideration transferred. Since the Company is a listed company in Nasdaq, therefore, the management determined the acquisition date fair value of the consideration by using acquirer’s equity interests. The excess of consideration over the fair value of assets and liabilities of businesses acquired shall be recognized as goodwill. The Company engaged an independent valuation appraiser to assist in identification and evaluation of fair value of contingent consideration for acquisition and identifiable assets acquired and liabilities assumed as of the acquisition date. Pursuant to ASC 830-30-45-3 and ASC 830-30-45-11, after the initial recognition, the Company recognized the fair values of the acquired assets and liabilities and translated the individual assets (including goodwill) of Young Will from RMB to USD, the Company elects not to apply pushdown accounting in Young Will’ separate financial statements and maintains the records necessary to adjust the consolidated amounts to what they would have been had the amounts been recorded in the Young Will’ books and records.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. BUSINESS ACQUISITION – Continued

3.2 BUSINESS ACQUISITION of YOUNG WILL – Continued

The Company used the following valuation methodologies to value assets acquired, liabilities assumed and intangible assets identified:

— Intangible assets – Customer relationships were valued using the multi-period excess earning method under income approach, which represents the excessive earnings generated by the asset that remains after a deduction for a return on other contributory assets;

— Intangible assets – Brand name were valued using the relief from royalty method under income approach, which represents the benefits of owning the intangible asset rather than paying royalties for its right of use;

— Intangible assets —Talent relationships were valued using the with-and-without approach, which comparing two scenarios: one is the situation “with” a particular intervention, policy, or activity, and the other is the situation “without” it. By comparing these two scenarios, the impact of the intervention can be estimated;

— Other assets and liabilities carrying value approximated fair value at the time of acquisition.

On the acquisition date of October 2, 2024, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair value was as follows:

Amount
Fair value of consideration transferred	$3,311,721
Fair value of contingent consideration payables	404,418
Fair value of consideration transferred	3,716,139

Fair value of the assets acquired and the liabilities assumed
Net working capital (3)	149,294
Intangible assets – Customer relationships	3,904,524
Intangible assets – Agency contract rights	1,809,761
Intangible assets – Brand name	669,754
Non-operating asset/liability	866,642
Deferred tax liability(4)	(1,596,010)
Less: Redeemable non-controlling interests	(2,841,123)
Total identifiable assets	2,962,842
Goodwill	$753,297

(3)	Among which, cash acquired from acquisition of Young Will was $296,139.

(4)	Deferred tax liabilities were calculated based on appreciation fair value of all intangible assets multiplied by income tax rate.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. BUSINESS ACQUISITION – Continued

3.2 BUSINESS ACQUISITION of YOUNG WILL – Continued

The goodwill acquired resulted primarily from Young Will’ expected synergies and assembled workforce from the integration of businesses acquired into the Company’s existing business.

Net revenue of $1,935,611 and net income of $305,443 arising from acquisition of Young Will made in period from acquisition date to December 31, 2024 that are included in the Group’s consolidated statements of operations and comprehensive loss for the year ended December 31, 2024.

Supplemental pro forma information (unaudited)

The pro forma information for the periods set forth below gives effect to the business acquisition as if the business combination had occurred as of January 1, 2023. This pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the transactions been consummated as of that time.

	For the Year ended December 31,
	2023	2024
Net revenue	$99,019,525	$91,497,992
Net loss	$(12,887,994)	$(12,110,118)
Net loss per share - basic and diluted	$(1.49)	$(0.68)

3.3 BUSINESS ACQUISITION of JINYUANBAO

On September 23, 2024, Wuhan Alunyou Network Information Development Co., Ltd. (“Wuhan Alunyou”) entered into a Share Transfer Agreement (the “Jinyuanbao Agreement”) with the beneficial owners of Jinyuanbao. According to Jinyuanbao Agreement, Wuhan Alunyou acquired 90% of Jinyuanbao’s equity with cash consideration of RMB 900,000, and Wuhan Alunyou has fully paid the consideration on October 1, 2024 which was the acquisition date. Under this business acquisition, no intangible assets were identified, and the goodwill was recognized at the amount of $942,021.

4. SHORT-TERM INVESTMENTS

As of December 31, 2024, the Group’s short-term investments consisted of Right Time Third Fund SP, was issued by a private fund with variable returns indexed to the performance of underlying assets. The investment can be redeemed at any time after the 7 months lock-up period. Fair value is estimated according to the net asset value provided by the private fund based on the fair value of its underlying investments (e.g., principal, interest income) minus operational expenses (e.g., legal fees, administrative costs). The Group classifies the valuation techniques that use these inputs as Level 3 of fair value measurement.

	As of December 31,
	2023	2024
Fund	$-	$3,000,000
Fair value change	-	(4,393)
Total short-term investments	$-	$2,995,607

In December 2024, the Group paid $3,000,000 in cash to invest in private investment fund of Right Time SPC. During the year ended December 31, 2024, the Group recognized a fair value loss of $4,393.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of December 31,
	2023	2024
Accounts receivable*	$19,202,976	$28,567,980
Provision for credit losses	(207,499)	(188,432)
Accounts receivable, net	$18,995,477	$28,379,548

*	$3,914,532 and $4,025,547 in accounts receivable were pledged as collateral for short-term borrowing as of December 31, 2023 and December 31, 2024 (Note 10).

The Group recorded provision for credit losses of nil, $49,429 and nil for the years ended December 31, 2022, 2023 and 2024 respectively.

Reversal of provision for credit losses were nil, $11,041 and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consist of the following:

	As of December 31,
	2023	2024
VAT prepayment	412,649	561,482
Contract cost(1)	20,309	372,309
Employee Reserve	158,132	227,444
Deposit	531,165	193,777
Inventories	165,510	135,585
Others	89,075	102,906
Prepaid expenses	361,714	35,249
Government subsidies(2)	466,906	-
Total prepayments and other current assets	2,205,460	1,628,752
Less: provision for doubtful accounts	111,720	110,609
Total prepayments and other current assets, net	$2,093,740	$1,518,143

(1)	The balances represented the incurred cost associated with event production whose revenues have not been recognized yet.

(2)	The balances mainly represented the government subsidies receivable that have been approved and publicly announced by certain local governments. The Group’s government subsidies were the subsidies that the local government has not specified a purpose for and were not tied to future trends or performance of the Group. Receipt of such subsidy income was not contingent upon any further actions or performance of the Group and the amounts did not have to be refunded under any circumstances. As of December 31, 2024, the Group has collected all of receivable related to government subsidies.

The Group recorded provision for doubtful accounts of nil, $71,048 and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	As of December 31,
	2023	2024
Leasehold improvement	$3,623,430	$3,976,224
Electronic equipment	624,212	620,261
Furniture	426,254	404,188
Vehicles and canteen equipment	138,370	227,745
Subtotal	4,812,266	5,228,418
Less: accumulated depreciation	1,894,741	2,185,146
Property and equipment, net	$2,917,525	$3,043,272

Depreciation expenses were $543,377, $592,345 and $353,788 for the years ended December 31, 2022, 2023 and 2024, respectively.

8. INTANGIBLE ASSETS, NET

Intangible assets, net, consists of the following:

	As of December 31,
	2023	2024
Indefinite useful lives:
League tournaments rights*	$81,569,968	$76,263,589
Brand name of Ninjas in Pyjamas	24,933,835	22,642,669
Brand name of Wuhan ESVF	14,619,924	14,220,542
Brand name of Young Will	-	643,897
Subtotal	121,123,727	113,770,697

Definite useful lives
Agency Contract Rights	17,648,868	18,928,983
Customer relationship		3,753,785
Talent acquisition costs	3,990,059	3,102,781
Game copyright	-	969,336
Brand name of Hongli Culture	816,913	794,597
Software	290,903	282,954
Subtotal	22,746,743	27,832,436
Less: accumulated amortization	9,901,356	13,621,612
Definite useful lives, net	12,845,387	14,210,824

Intangible Assets, net	$133,969,114	$127,981,521

*	League tournaments rights derived from business acquisition were $70,894,475 and $65,879,725 as of December 31, 2023 and 2024, respectively.

Amortization expenses were $4,723,102, $4,764,034 and $4,693,884 for the years ended December 31, 2022, 2023 and 2024, respectively.

The following is a schedule, by fiscal years, of amortization amount of intangible asset as of December 31, 2024:

2025	$5,770,320
2026	4,343,099
2027	1,596,898
2028	975,250
2029	757,085
Thereafter	768,172
Total	$14,210,824

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

8. INTANGIBLE ASSETS, NET – Continued

The Group entered into contracts with several third-parties to purchase league tournaments rights of KPL, LPL and CFPL, the Group is allowed to pay the purchase price on installment for a period of time exceeding one year. When league tournaments rights are purchased on installment terms that exceeds one year, the contract contains a significant financing component, and therefore the payable is recorded at the present value of the payments. The difference between the present value of the payable and the nominal or principal value of the contract amount is recognized as interest expense over the contractual repayment period using the effective interest rate method. The interest rate used to determine the present value of total amount receivable is the rate subject to management decision on the date of the transaction and it reflects the rate that the Group can obtain financing of a similar nature from other sources at the date of the transaction. During the years ended December 31, 2022, 2023 and 2024, the payable related to league tournaments rights of amounting to nil, $1,259,822, and $1,111,771was settled through netting off with the revenue from tournament participation of esports, respectively and the payable related to league tournaments rights of amounting to $916,405, nil and $856,965 was waived, respectively.

Pursuant to contract term, the amount due within one year as of December 31, 2023 and as of December 31, 2024 were $1,921,518 and $732,236, respectively. The remaining portion due after one year as of December 31, 2023 and as of December 31, 2024 were $2,342,940 and $1,546,701, respectively.

9. GOODWILL

The changes in the carrying amount of goodwill during the years ended December 31, 2022, 2023 and 2024 are as follows:

	PRC and other Subsidiaries	Ninjas in Pyjamas	Consolidated
Balance at December 31, 2021	$32,282,349	$-	$32,282,349
Addition	-	-	-
Exchange difference	(2,455,391)	-	(2,455,391)
Balance at December 31, 2022	$29,826,958	$-	$29,826,958
Addition	-	109,396,758	109,396,758
Exchange difference	(851,550)	3,030,161	2,178,611
Balance at December 31, 2023	$28,975,408	$112,426,919	$141,402,327
Addition	1,695,318	-	1,695,318
Exchange difference	(856,993)	(10,330,892)	(11,187,885)
Balance at December 31, 2024	$29,813,733	$102,096,027	$131,909,760

10. BORROWINGS

Interest expenses related to borrowing were $283,619, $373,415 and $552,671 for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, the weighted average interest rate of the short-term borrowings was 3.93% and 3.92% per annum, respectively. As of December 31, 2023 and 2024, the weighted average interest rate of the long-term borrowing was 4.40% and 4.40% per annum, respectively.

Borrowing as of December 31, 2023 and 2024 represented the following:

Lender	Interest rate	Issuance Date	Maturity Date	As of December 31, 2023	As of December 31, 2024
Short-term borrowings
China Merchants Bank (i)	3.90%	January 26, 2024	January 26, 2025	$-	$4,109,983
Wuhan Rural Commercial Bank (ii)	4.81%	March 26, 2024	March 20, 2025	-	1,232,995
Bank of China (iii)	3.45%	September 25, 2024	September 25, 2025	-	1,369,994
China CITIC Bank (iv)	3.65%	October 9, 2023	October 8, 2024	704,235	-
China CITIC Bank (v)	3.45%	June 27, 2024	June 26, 2025	-	684,997
China Everbright Bank (vi)	3.75%	January 22, 2024	January 21, 2025	-	684,997
HanKou Bank (vii)	4.50%	February 23, 2024	February 22, 2025	-	684,997
Industrial Bank (viii)	3.90%	May 24, 2024	May 23, 2025	-	684,997
China Zheshang bank (ix)	3.80%	April 10, 2024	April 7, 2025	-	684,997
China CITIC Bank (x)	3.45%	June 27, 2024	June 26, 2025	-	410,998
China Construction Bank (xi)	4.05%	May 7, 2024	May 6, 2025	-	1,372
China Merchants Bank (xii)	3.90%	February 17, 2023	February 17, 2024	4,225,412	-
Wuhan Rural Commercial Bank (xiii)	4.81%	March 23, 2023	March 22, 2024	394,372	-
Total				$5,324,019	$10,550,327
Long-term borrowing, current portion
Hua Xia Bank (xiv)	4.40%	March 29, 2023	March 21, 2024	$140,847	$-
Hua Xia Bank (xiv)	4.40%	March 29, 2023	September 21, 2024	140,847	-
Hua Xia Bank (xiv)	4.40%	March 29, 2023	September 21, 2025	-	136,999
Hua Xia Bank (xiv)	4.40%	March 29, 2023	March 21, 2025	-	136,999
Subtotal				281,694	273,998
Long-term borrowings
Hua Xia Bank (xiv)	4.40%	March 29, 2023	March 29, 2026	3,713,180	3,376,519
Total				$3,994,874	$3,650,517

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

10. BORROWINGS – Continued

(i)	The principal of the loan is RMB30,000,000 (approximately $4,109,283). The loan is pledged by existing and potential account receivables of Wuhan ESVF, Shenzhen VF and Xinghui Culture due from Tengjing Sports Culture Development (Shanghai) Co., Ltd., Shenzhen Tencent Computer Systems Co., Ltd., Tencent Technology (Chengdu) Co., Ltd., Tencent Technology (Shenzhen) Co., Ltd and guaranteed by Shenzhen VF and the Group’s shareholders, Liwei Sun and Rui Zhou.
(ii)	The principal of the loan is RMB9,000,000 (approximately $1,232,995). The loan is guaranteed by Wuhan ESVF, and the Group’s director and senior vice president, and minority shareholder of Hongli Culture, Lei Zhang.
(iii)	The principal of the loan is RMB10,000,000 (approximately $1,369,994). The loan is guaranteed by Xinghui Media and the Group’s shareholder, Liwei Sun and Rui Zhou.
(iv)	The principal of the loan is RMB5,000,000 (approximately $704,235). The loan is guaranteed by the Group’s shareholders, Liwei Sun and Rui Zhou.
(v)	The principal of the loan is RMB5,000,000 (approximately $684,997). The loan is guaranteed by the Group’s shareholders, Liwei Sun and Rui Zhou.
(vi)	The principal of the loan is RMB5,000,000 (approximately $684,997). The loan is guaranteed by Shenzhen VF and the Group’s shareholders, Liwei Sun and Rui Zhou. And The loan is pledged by existing account receivables of Wuhan ESVF due from Shanghai Dianding CO., LTD.
(vii)	The principal of the loan is RMB5,000,000 (approximately $684,997). The loan is guaranteed by Wuhan ESVF.
(viii)	The principal of the loan is RMB5,000,000 (approximately $684,997). The loan is guaranteed by Wuhan ESVF, and the Group’s director and senior vice president, and minority shareholder of Hongli Culture, Lei Zhang. The loan is pledged by account receivables of Hongli Culture due from Hubei Jinlin Trading Co.,Ltd.
(ix)	The principal of the loan is RMB5,000,000 (approximately $684,997). The loan is guaranteed by Wuhan ESVF, and the Group’s director and senior vice president, and minority shareholder of Hongli Culture, Lei Zhang. And The loan is pledged by existing account receivables of Hongli Culture due from Tencent Technology (Shenzhen) Co., Ltd and Digital Ice and Snow (Beijing) Technology Co., Ltd.
(x)	The principal of the loan is RMB3,000,000 (approximately $410,998). The loan is guaranteed by Wuhan ESVF, and the Group’s director and senior vice president, and minority shareholder of Hongli Culture, Lei Zhang.
(xi)	The principal of the loan is RMB5,000,000 (approximately $688,023), the repayment amount is RMB4,990,001 and RMB9,999(approximately $1,372) left unpaid.
(xii)	The principal of the loan is RMB30,000,000 (approximately $4,225,412). The loan is pledged by existing and potential account receivables of Wuhan ESVF, Shenzhen VF and Xinghui Culture due from Tengjing Sports Culture Development (Shanghai) Co., Ltd., Shenzhen Tencent Computer Systems Co., Ltd., Tencent Technology (Chengdu) Co., Ltd., Tencent Technology (Shenzhen) Co., Ltd and Shanghai Lingyang Culture Communication Co., Ltd., and guaranteed by Shenzhen VF and the Group’s shareholders, Liwei Sun and Rui Zhou.
(xiii)	The principal of the loan is RMB2,800,000 (approximately $394,372). The loan is guaranteed by the Group’s director and senior vice president, and minority shareholder of Hongli Culture, Lei Zhang.
(xiv)	The principal of the loan is RMB30,000,000 (approximately $4,109,983). The loan is guaranteed by Wuhan Zhongzhe Financing Guarantee Co., LTD., Hongli Culture and the Group’s shareholders, Liwei Sun and Rui Zhou. As of December 31, 2024, the outstanding loan principal of RMB2,000,000 (approximately $273,998) is due within twelve months, which is classified as current portion of long-term borrowing and the remaining portion of principal of RMB 24,740,566 (approximately $3,389,444) is presented as a long-term borrowing. And debt issuance costs of RMB353,774(approximately $48,467) were deducted from the proceeds from the loan.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

11.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2023	2024
Loan from third parties(1)	-	3,057,563
Payroll payable	1,082,744	1,337,620
Tax payable	1,098,012	1,168,921
Accrued expenses(2)	339,155	590,940
Professional service fees payable	2,776,082	372,346
League tournaments transaction service fee(3)	810,265	-
Total	$6,106,258	$6,527,390

(1)	The balance represented the unsecured borrowings with a maturity of one year and an interest rate of 15% per annum from third parties for daily business operation.
(2)	The balance mainly consisted of reimbursement payable to employees and miscellaneous fees payable to third parties.
(3)	The balance represented the payable to KPL event organizer for the re-arrangement of league tournaments right resource due to the Group’s Reverse Acquisition. The balance has been paid in 2024.

12. TAXATION

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Sweden

Generally, Ninjas in Pyjamas is considered Sweden resident enterprises under Sweden tax law, and is subject to enterprise income tax on their worldwide taxable income as determined under Sweden tax laws. The applicable statutory income tax rate for the year ended 2024 is 20.6%, unless otherwise specified.

Hong Kong

ESVF HK was established in Hong Kong and is subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first HKD2 million of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable profit for the years ended December 31, 2023 and 2024.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

12. TAXATION - Continued

PRC

Generally, the Group’s WFOE and its subsidiaries, which are considered as PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

The State Administration of Taxation further announced that from January 1, 2021 to December 31, 2022, for the portion of taxable income not exceeding RMB1 million, the amount of taxable income can be halved from 25% to 12.5%, and the corporate income tax will be levied at 20%, for small and low-profit enterprises, and from January 1, 2022 to December 31, 2024, small and low-profit enterprises can enjoy a 20% corporate income tax rate on 25% of the taxable income amount for the portion of taxable income more than RMB1 million but not exceeding RMB3 million. In accordance with announcement of the Ministry of Finance and the State Taxation Administration [2023] No. 6, which was effective from January 1, 2023 to December 31, 2024, preferential tax rate became 5% on taxable income below RMB1 million. According to announcement of the Ministry of Finance and the State Taxation Administration [2023] No.12, which became effective on August 2, 2023 and until to December 31, 2027, small, low profit enterprises is subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

For the year ended December 31, 2024, Dawei Xianglong, Changsha Liyao, Wuhan Yingciyuan, Xiamen Yingciyuan, Hongli Culture Beijing, Hongxiaoli Culture, Xingzhi Media, Xingjing Entertainment, Xinghui Media, Taicang Xingjing, Chengdu Xingjing Weiwu, Zhoushan Xingjing, Zhoushan Jingxi, Wuhan Muyecun, Shanghai Rujing, Jinyuanbao, Hangzhou Yinyuan, Wuhan Alunyou, Young Beijing and Young WFOE were recognized as small-scale and low-profit enterprises.

The components of the (loss)/income before income taxes are as follows:

	For the years ended December 31,
	2022	2023	2024
PRC	$(5,909,664)	$(13,842,300)	$(10,225,125)
Sweden	-	232,644	(2,548,228)
Others	(535,803)	(849,048)	(2,281,727)
Total	$(6,445,467)	$(14,458,704)	$(15,055,080)

The income tax provision consists of the following components:

	For the years ended December 31,
	2022	2023	2024
Current income tax expense	$363,351	$181,967	$126,140
Deferred income tax benefits	(502,805)	(1,382,822)	(2,495,899)
Total income tax benefits	$(139,454)	$(1,200,855)	$(2,369,759)

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

12. TAXATION - Continued

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	As of December 31,
	2022	2023	2024
Loss before income tax expense	$(6,445,467)	$(14,458,704)	$(15,055,080)
Income tax benefit at the PRC statutory rate	(1,611,367)	(3,614,676)	(3,763,770)
Effect of preferential tax rates	66,197	192,365	390,029
Impact of different tax rates in other jurisdictions	112,720	187,136	493,254
Tax effect on share-based compensation	41,430	1,530,587	-
Tax effect on charitable donations	18,944	-	-
Tax effect of non-deductible items	129,551	159,573	145,890
Prior year true up	(293,091)	(27,019)	76,534
Change in valuation allowance	1,396,162	371,179	288,304
Income tax benefits	$(139,454)	$(1,200,855)	$(2,369,759)

As of December 31, 2023 and 2024, the significant components of the deferred tax assets and deferred tax liability are summarized below:

	As of December 31,
	2023	2024
Deferred tax assets:
Net operating loss carried forward	$2,254,068	$4,029,778
Deferred tax assets, gross	2,254,068	4,029,778
Valuation allowance	(1,703,274)	(1,940,958)
Deferred tax assets, net of valuation allowance	$550,794	$2,088,820

Deferred tax liabilities:
Intangible assets acquired from business combination (i)	$22,579,335	$22,408,835
Intangible assets acquired from asset acquisition (ii)	2,079,880	1,252,372
Total deferred tax liabilities	$24,659,215	$23,661,207

(i)	The Group initial recognized $8,798,807, $14,427,828 and $1,596,010 of deferred tax liability from reverse acquisition on March 18, 2021, business acquisition on January 10, 2023 and business acquisition on October 2, 2025 due to appreciation fair value of intangible assets acquired. The Group reverse due to amortization of related intangible assets.

(ii)	The Group initial recognized $4,413,819 of deferred tax liability from asset acquisition in 2021 and reverse $792,335 and $770,690 due to amortization of related intangible assets during the years end December 31, 2023 and 2024, respectively.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

12. TAXATION - Continued

As of December 31, 2023 and 2024, the Group had net operating loss carryforwards of approximately $10,941,745 and $16,113,739 respectively, which arose from the Group’s subsidiaries established in the PRC. As of December 31, 2024, net operating loss carryforwards will expire, if unused, in the following amounts:

2025	$-
2026	525,460
2027	3,737,544
2028	3,885,215
2029	7,965,520
Total	$16,113,739

As of December 31, 2024, the Group had net operating loss carryforwards of $3,562,323 that can be carried forward indefinitely.

Movement of valuation allowance is as follow:

	As of December 31,
	2022	2023	2024
Valuation allowance
Balance at beginning of the year	$10,988	1,372,267	$1,703,274
Additions	1,398,293	377,624	341,046
Utilization	(2,131)	(6,445)	(52,742)
Exchange rate effect	(34,883)	(40,172)	(50,620)
Balance at end of the year	$1,372,267	$1,703,274	$1,940,958

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the Group’s history of losses and concluded that it is more likely than not that some subsidiaries of the Group will not generate future taxable income prior to the expiration of the majority of net operating losses for $9,570,911. Accordingly, as of December 31, 2023 and 2024, $1,703,274 and $1,940,958 valuation allowance has been established respectively.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions. The Group does not believe that its uncertain tax benefits position will materially change over the next twelve months.

For the years ended December 31, 2022, 2023 and 2024, the Group did not incur any interest and penalties related to potential underpaid income tax expenses. As of December 31, 2024, the tax years ended December 31, 2019 through 2023 for the Group’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

13. SEGMENT INFORMATION

The CODMs review financial information of operating segments based on internal management report when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODMs, the Group has two reportable segments, including PRC and other entities, and Ninjas in Pyjamas. The Group’s Chairman and Co-Chief Executive Officer makes operating decisions, assesses financial performance, and allocates resources of PRC and other entities, and Director and Co-Chief Executive Officer makes operating decisions, assesses financial performance, and allocates resources of Ninjas in Pyjamas.

The Group manages and assesses the performance of its reportable segments by their revenue and operating profit. As part of the CODM’s review of segment-level performance, the CODMs review these measures of income of each reportable segment, which drives the evaluation of the performance of the Group’s reportable segments and allocation of resources to those segments. The significant segment expense categories included in the table below augment the Group’s understanding of operating results:

	For the year ended December 31, 2022
	PRC and other subsidiaries	Ninjas in Pyjamas	Consolidated
Revenue	$65,835,111	$-	$65,835,111
Cost of revenue	(62,092,682)	-	(62,092,682)
Gross profit	3,742,429	-	3,742,429
Selling and marketing expenses	(5,494,665)	-	(5,494,665)
General and administrative expenses	(6,328,278)	-	(6,328,278)
Other income	1,635,047	-	1,635,047
Loss before tax	(6,445,467)	-	(6,445,467)

	For the year ended December 31, 2023
	PRC and other subsidiaries	Ninjas in Pyjamas	Consolidated
Revenue	$75,179,138	$8,489,303	$83,668,441
Cost of revenue	(72,014,675)	(4,455,080)	(76,469,755)
Gross profit	3,164,463	4,034,223	7,198,686
Selling and marketing expenses	(5,079,314)	(1,498,082)	(6,577,396)
General and administrative expenses	(13,027,899)	(2,245,332)	(15,273,231)
Other income (loss)	251,402	(58,165)	193,237
(Loss) profit before tax	(14,691,348)	232,644	(14,458,704)

	For the year ended December 31, 2024
	PRC and other subsidiaries	Ninjas in Pyjamas	Consolidated
Revenue	$81,671,464	$3,594,842	$85,266,306
Cost of revenue	(79,086,246)	(3,169,525)	(82,255,771)
Gross profit	2,585,218	425,317	3,010,535
Selling and marketing expenses	(6,731,281)	(1,399,496)	(8,130,777)
General and administrative expenses	(9,947,933)	(1,820,382)	(11,768,315)
Other income	1,587,144	246,333	1,833,477
Loss before tax	(12,506,852)	(2,548,228)	(15,055,080)

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

13. SEGMENT INFORMATION - Continued

The total assets by segments as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024
Segment assets
PRC and other subsidiaries	$123,007,801	$140,834,100
Ninjas in Pyjamas	190,831,754	171,732,266
Total segment assets	$313,839,555	$312,566,366

The intangible assets by segments as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024
Intangible assets, net
PRC and other subsidiaries	$60,952,553	$61,913,339
Ninjas in Pyjamas	73,016,561	66,068,182
Total intangible assets, net	$133,969,114	$127,981,521

The goodwill by segments as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024
Goodwill
PRC and other subsidiaries	$28,975,408	$29,813,733
Ninjas in Pyjamas	112,426,919	102,096,027
Total goodwill	$141,402,327	$131,909,760

14. LEASES

The Group leases offices space under non-cancellable operating leases. The Group considers those renewal options that are reasonably certain to be exercised or termination options that are reasonably certain not to be exercised by the lessee in the determination of the lease term and initial measurement of right of use assets and lease liabilities.

The Group determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease.

As of December 31, 2023 and 2024, the Group had no long-term leases that were classified as a financing lease, and the Group’s lease contracts only contain fixed lease payments and do not contain any residual value guarantee.

The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

A summary of lease cost recognized in the Group’s consolidated statements of operations and comprehensive loss is as follows:

	For the Years Ended December 31,
	2022	2023	2024
Operating leases cost excluding short-term rental expense	$315,972	$545,166	$712,280
Short-term lease cost	1,049,031	966,084	498,296
Total	$1,365,003	$1,511,250	$1,210,576

The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment.

Cash paid for amounts included in the measurement of lease liabilities was $155,783, $641,400 and $770,267 for the year ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2022, 2023 and 2024, the weighted average remaining lease term was 6.80, 4.75 and 3.68 years, and the weighted average discount rate was 4.65%, 4.37% and 4.31% for the Group’s operating leases, respectively.

The following table summarizes the maturity of lease liabilities under operating leases as of December 31, 2024:

For the year ending December 31,	Operating Leases
2025	$835,710
2026	355,878
2027	301,584
2028	301,584
2029	229,954
Total lease payments	2,024,710
Less: imputed interest	162,676
Total	1,862,034
Less: current portion	768,955
Non-current portion	$1,093,079

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

15. MEZZANINE EQUITY

The Group’s preferred shares and redeemable non-controlling interests activities for the years ended December 31, 2022, 2023 and 2024 are summarized below:

	Class A		Class B		Class B-1		Redeemable non-controlling interests	Total
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	Amount	No. of shares	Amount
Balances at January 1, 2022*	24,709,527	80,052,562	-	-	-	-	-	24,709,527	80,052,562
Issuance of Preferred Shares	-	-	2,693,877	14,780,563	-	-	-	2,693,877	14,780,563
Accretion on Preferred Shares to redemption value	-	24,022,305	-	1,274,569	-	-	-	-	25,296,874
Exchange rate difference	-	(6,674,474)	-	7,182	-	-	-	-	(6,667,292)
Balances at December 31, 2022	24,709,527	97,400,393	2,693,877	16,062,314	-	-	-	27,403,404	113,462,707
Acquisition of Ninjas in Pyjamas	-	-	-	-	43,044,524	168,000,000	-	43,044,524	168,000,000
Accretion on Preferred Shares to redemption value	-	20,327,824	-	704,422	-	22,882,461	-	-	43,914,707
Exchange rate difference	-	(2,835,151)	-	-	-	-	-	-	(2,835,151)
Balances at December 31, 2023	24,709,527	114,893,066	2,693,877	16,766,736	43,044,524	190,882,461		70,447,928	322,542,263
Accretion on Preferred Shares to redemption value	-	11,381,375	-	209,445	-	24,340,159	-	-	35,930,979
Exchange rate difference	-	(2,726,807)	-	-	-	-	-	-	(2,726,807)
Conversion of Preferred Shares to ordinary shares upon the completion of the IPO	(24,709,527)	(123,547,634)	(2,693,877)	(16,976,181)	(43,044,524)	(215,222,620)	-	(70,447,928)	(355,746,435)
Initial fair value of redeemable non-controlling interests	-	-	-	-	-	-	2,841,123	-	2,841,123
Net income attributed to redeemable non-controlling interests	-	-	-	-	-	-	119,123	-	119,123
Exchange rate difference	-	-	-	-	-	-	(1,691)	-	(1,691)
Balances at December 31, 2024	-	-	-	-	-	-	2,958,555	-	2,958,555

Upon the completion of the IPO in July 2024, all of issued and outstanding preferred shares automatically converted into ordinary shares on a one-for-one basis.

*	The shares are presented on a retroactive basis to reflect the stock split (Note 16)

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

15. MEZZANINE EQUITY- Continued

Class A redeemable preferred shares

During fiscal year 2019, Shenzhen VF issued a total of 8,199,662 preferred shares for cash consideration of US$15,923,336.

During the Reverse Acquisition, each preferred shareholder of Shenzhen VF was changed to the preferred shareholder of Wuhan ESVF, certain redemption features and liquidation preference were modified simultaneously (“Modification”). Meanwhile, 15,764,427 preferred shares issued by Wuhan ESVF with carrying value of US $37,448,928 at the close of Reverse Acquisition was included in the consolidated balance sheets.

The Group had undergone a Reorganization on July 30, 2021. As part of the Reorganization, on June 8, 2021, each issuer of the preferred shares was changed to the reporting entity through share swaps. The major terms and number of shares of the preferred shares remained the same. Thus, there is no accounting impact on the preferred shares as a result of the Reorganization at the consolidated level. The Group determined all the preferred shares was re-designed as Class A preferred shares. Since the Reorganization were transactions under common control, the equity section of the Group after the Reorganization was assumed to have existed from the earliest period presented in the consolidated financial statements.

On September 30, 2021, the Company issued 745,438 Class A preferred shares to Shenzhen Media Group (International) Limited (“Shenzhen Media-HK”) for a total investment amount in the U.S. dollar equivalent amount of RMB 10 million. The terms of the Class A preferred shares issued to Shenzhen Media-HK were same as the terms of the Class A preferred shares after the reorganization as mentioned above.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

15. MEZZANINE EQUITY - Continued

Below presents the key original and amended terms of the Class A redeemable preferred shares during the reporting period:

Conversion Features

There were no conversion rights granted to holders of preferred shares upon the issuance of the preferred shares to preferred shareholders of Shenzhen VF or on the Reverse Acquisition.

Along with the Reorganization on July 30, 2021, as stated in the amended Article of Association, all outstanding preferred shares can be automatically converted into ordinary shares of the Company after its listing in US capital market.

Voting Rights

Each holder of preferred shares before and after the Reverse Acquisition and is entitled to vote together with the holders of ordinary shares on all matters submitted to a vote of the shareholders of the Company or the Group on an as-if-converted basis.

Dividend Rights

Each holder of preferred shares before and after the Reverse Acquisition is entitled to receive non-cumulative dividends, payable out of funds or assets when and as such funds or assets become legally available therefor pari passum with ordinary shares, on an as-converted basis, when, as, and if declared by the Board of Directors.

Liquidation Preferences

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the issuer, or in the event of a trade sale (include, among other things, a merger, share exchange, amalgamation or consolidation resulting in a change of control), collectively defined as “Deemed Liquidation Events”, all assets and funds legally available for distribution to the members (after satisfaction of all creditors’ claims and claims that may be preferred by law) shall be distributed to the holders of the preferred shares prior and in preference to any distribution to the investors of any other class, an amount shall be the higher of (i) 100% of the preferred shares issuance price plus accrued daily interest at a rate of 8% per annum; and (ii) on a pro rata basis, percentage of each shareholders held multiplying with net assets available for distribution (collectively the “Preferred Shares Preference Amount”).

Amendment in Liquidation Preferences

During the Reverse Acquisition, the Preferred Shares Preference Amount was amended to an amount equal to 100% of the preferred shares issue price, and the following terms were added.

If there are any assets or funds remaining after the Preferred Shares Preference Amount has been distributed or paid in full to the applicable holders of the preferred shares, the remaining assets and funds of the Group available for distribution shall be distributed ratably among all members according to the relative number held by such member (including preferred shares on as-converted basis).

If the Preferred Shares Preference Amount cannot be paid in full, the holders of the preferred shares shall be entitled to the payment in proportion to their initial investment amount. If all assets and funds of the Company legally available for distribution to the members upon liquidation, dissolution or winding up of the Company exceed RMB 2 billion, the distribution shall be ratably among all members according to the relative number of ordinary shares held by such member (treating all outstanding preferred shares on as-converted basis).

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

15. MEZZANINE EQUITY - Continued

Redemption Rights

The preferred shares can be redeemed at any time and from time to time on or after the earlier date of the occurrence of (1) the issuer’s failure to complete the transaction as mutually agreed in the Preferred Share Purchase Agreement, or (2) (i) the issuer fails to obtain an receipt from the China Securities Regulatory Commission, the Hong Kong Securities Regulatory Commission, the SEC or any other exchange of recognized international reputation and standing duly approved by the shareholders (“Qualified Exchange”) accepting the Company’s application for IPO by January 31 2024; or (ii) the Company fails to achieve the IPO on a Qualified Exchange on or before 31 January 2025, or (3) a material breach of any of the warranties, undertakings or covenants specified under the Preferred Share Purchase Agreement or certain other agreements entered into in connection with such preferred shares financing.

Upon the occurrence of any Redemption Event, each holder of the then outstanding preferred shares is entitled to, by written request to the Company, request the Company to redeem all or part of the preferred shares then outstanding held by such holder at a redemption price (higher of (i) 100% of the preferred shares issue price plus accrued daily interest at a rate of 8% per annum minus any declared but unpaid dividends on such preferred shares; (ii) % of shareholding multiplying with the Company’s most recent fair value of net assets).

Amendment in Redemption Rights

During the Reverse Acquisition, the events that triggered the redemption of any of the preferred shares has been amended to the same term, where the preferred shares can be redeemed at any time of the occurrence of a material breach of any of the warranties, undertakings or covenants specified under the New Preferred Share Purchase Agreement (the “New Preferred Share Purchase Agreement”) or certain other agreements entered into in connection with such preferred shares financing.

The redemption price for each preferred share that is redeemed has been amended to the same price, which shall be the higher of (a) an amount equal to 100% of such preferred shares issuance price plus accrued daily interest at a simple rate of 8% per annum, and any accrued or declared but unpaid dividend on such preferred shares, and (b) the result of multiplying the as-converted shareholding percentage with the issuer’s most recent fair value of net assets.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

15. MEZZANINE EQUITY - Continued

Class B redeemable preferred shares

On May 23, 2022, the Group entered into a share subscription purchase agreement with Digital WD., Ltd. (“Digital WD”). On September 5, 2022, the Group issued 1,718,691 Class B Preferred Shares to Digital WD, for an aggregate purchase price of $10,000,000.

On July 29, 2022, the Group entered into a subscription agreement with Maison Investment Holding Limited (“Maison”), a third-party investor, to sell 459,578 of the Group’s Class B preferred shares to Maison in exchange of $2,674,000 cash consideration. The Group has received the full investment fund of $2,673,970 (after deduction of commission charges) from Maison in advance as of September 30, 2022 and recorded as subscription fees advance from shareholder, and thereafter recognized as equity when the Group completed the issuance of 459,578 Class B preferred shares on December 20, 2022.

On July 29, 2022, the Group entered into a subscription agreement with AER Capital SPC (“AER”), to sell 515,608 of the Group’s Class B preferred shares to Maison in exchange of $3,000,000 cash consideration. As of December 31, 2022, the Group accounted the fund receivable from AER as shareholder investment fund receivable included in balance statement item prepaid expenses and other current assets, net (Note 5). In March 2023, the Group has received the full investment fund from AER.

Below presents the key original and amended terms of the Class B redeemable preferred shares during the reporting period:

Liquidation Preferences

Upon any liquidation event, all assets and funds of the Company thereafter legally available for distribution to the shareholders shall be distributed as follows: After any distribution or payment to the Class B-1 Preferred Shares held by all former shareholders of Ninjas in Pyjamas, and prior to any distribution or payment to the Class A preferred shareholders and the Ordinary shareholders, each Class B preferred shareholder shall be entitled to receive on a pro rata basis, an amount equal to the aggregate total of the initial subscription price with respect to each preferred share held by such Class B preferred shareholder.

Redemption Rights

If the Company is unable to settle the redemption obligations to the redemption shareholders in full, all available redemption funds shall be paid first to the Class B preferred shareholders on a pro-rata basis. The redemption price of Class B Preferred Share calculation is same as Class A preferred shares. The other terms of the Class B Preferred Shares issued were same as the terms of the Class A preferred shares.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

15. MEZZANINE EQUITY - Continued

Class B-1 redeemable preferred shares

On January 10, 2023, the Company completed an acquisition through a series of agreements with the shareholders of Ninjas in Pyjamas. The Company issued to Ninjas in Pyjamas former shareholders 43,044,524 Class B-1 Preferred Shares in exchange of 100% shares in Ninjas in Pyjamas (Note 1).

Below presents the key terms of the Class B-1 redeemable preferred shares during the reporting period:

Redemption Rights

In the case of a NIP redemption trigger event, Ninjas in Pyjamas former shareholders entitle to request the Company to redeem Class B-1 Preferred Shares held by them, and the Founder Shareholders (“Mario Ho Holdings Limited, xiaOt Sun Holdings Limited, Ayisia Zhou Holdings Limited and RayZ Holdings Limited”) shall be jointly and severally liable to take all necessary actions permissible under applicable laws to procure that the Company shall have the required funding. The terms of NIP redemption trigger event include:

a) (i) the Company fails to obtain a receipt from the China Securities Regulatory Commission, the Hong Kong Securities Regulatory Commission, the SEC or any other exchange of recognized international reputation and standing duly approved by shareholders accepting the Company’s application for IPO by January 31, 2024; or (ii) the Company fails to achieve the IPO on or before January 31, 2025 based on a pre-money valuation of the Company exceeding US$100,000,000;

b) the valuation of the Company, as determined by an independent valuer, does not exceed USD 250 million by December 31, 2023;

c) the Group fail to obtain the formal league approvals for the change of ownership in respect of the league slots related to League of Legends LOL, Honor of Kings and/or CrossFire Pro League, which results in the loss or suspension of any of such league slots or otherwise materially impacts the financial performance of the Group;

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

15. MEZZANINE EQUITY — (continued)

d) the implementation of the restructuring plan or the failure of the Company to implement the dismantling of its VIE structure in accordance with the Restructuring Plan has resulted in or might reasonably be expected to material impact on the financial performance of the Group;

e) the amount of the Company’s revenue for the year ended December 31, 2022 based on the audit by an independent certified public accounting firm of internationally recognized standing according to the US GAAP for the purpose of the application for IPO is lower than USD 41,400,000.

As of December 31, 2023, redemption trigger event c, d and e have been determined to be satisfied.

Except the above terms of NIP redemption trigger event, others redemption terms of Class B-1 Preferred Shares were similar with Class A and Class B Preferred Shares:

In the case of a NIP special redemption trigger event, the Founder Shareholders entitle to request the Company to redeem Class B-1 Preferred Shares held by Ninjas in Pyjamas former shareholders. The terms of NIP special redemption trigger event include:

a) any material breach by any of the Ninjas in Pyjamas former shareholders of its obligations under the shareholders agreement;

b) Ninjas in Pyjamas conducting any off-account sales and causing material impacts on the financial performance of the Group and damage to the interests of the Group or any preferred shareholders accordingly;

c) material violation of any applicable laws by the operation of Ninjas in Pyjamas which in turn materially impacts the financial performance of the Group;

d) sale of the whole or a substantial part of the business, undertaking, property or assets of the Ninjas in Pyjamas without the requisite approvals by the board and/or the shareholders;

e) any act of dishonesty, fraud, willful default, or gross negligence committed by any Ninjas in Pyjamas former shareholders which in turn materially impacts the financial performance of the Group;

f) (A) Ninjas in Pyjamas fails to acquire 51% or more of the total issued shares of (i) anyone of appointed target companies, or (ii) any other target company engaging in similar type of business, having a projected annual revenue of not less than the agreed upon amount in the financial year of 2023, by no later than December 31, 2023; or (B) the equity ratio of the former shareholders of the Company have been diluted due to the implementation of the aforesaid acquisition (unless such dilution has been agreed by the former shareholders of the Company).

The total redemption price for all Class B-1 Preferred Shares requested for redemption by the Company (the “NIP Redemption Price”) shall be equivalent to the then net asset value (shall be “equity fair value” base on practical expedient provided by an independent valuer) of all Ninjas in Pyjamas in aggregate as of the redemption date. Payment of the NIP Redemption Price shall be settled by way of redemption in kind of all the shares held by the Company in the Ninjas in Pyjamas to the Ninjas in Pyjamas former shareholders. For the avoidance of doubt, the Ninjas in Pyjamas share distribution constitutes full settlement of the NIP Redemption Price, and no cash, other assets or funds of the Company shall be payable by the Company whatsoever to satisfy the payment of the NIP Redemption Price.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

15. MEZZANINE EQUITY — Continued

Liquidation Preferences

Upon any liquidation, the Company shall redeem all of the outstanding Class B-1 Preferred Shares held by all Ninjas in Pyjamas former shareholders at NIP Redemption Price. All assets and funds of the Company thereafter legally available for distribution to the remaining Shareholders shall be distributed to Ninjas in Pyjamas former shareholders prior to Class B Preferred Shareholders, Class A Preferred Shareholders and Ordinary Shareholders.

Conversion Features

There were no conversion rights granted to holders of Class B-1 Preferred Shares upon the issuance of the preferred shares to preferred shareholders.

All outstanding Class B-1 Preferred Shares can be automatically converted into ordinary shares of the Company after its listing in US capital market.

Voting Rights

Each holder of Class B-1 Preferred Shares is entitled to vote together with the holders of ordinary shares on all matters submitted to a vote of the shareholders of the Company or the Group on an as-if-converted basis.

Dividend Rights

Each holder of Class B-1 Preferred Shares is entitled to receive non-cumulative dividends, payable out of funds or assets when and as such funds or assets become legally available therefor pari passum with ordinary shares, on an as-converted basis, when, as, and if declared by the board of directors.

Accounting for the preferred shares

The Company classifies the preferred shares as mezzanine equity in the consolidated balance sheets because they are redeemable upon the occurrence of an event not solely within the control of the Company. The preferred shares are recorded initially at fair value, net of issuance costs. The Company did not incur material issuance costs for any preferred shares issued. There were no declared or undeclared dividends in arrears on redeemable preferred shares as of December 31, 2023.

For each reporting period, the Company assesses whether the preferred shares are currently redeemable and if the preferred shares are not currently redeemable, the Company further assesses whether it is probable that preferred shares will become redeemable. Except Class B-1 Preferred Shares which the redemption value were determined by the NIP Redemption Price, for any other preferred shares that are not currently redeemable and it is probable that preferred shares will become redeemable, the Company recognizes changes in the redemption value immediately as they occur over the period from the date of issuance to the earliest redemption date to equal the redemption value at the end of each reporting period based on the higher of (i) the issuance price plus a pre-determined annualized return set forth in the agreements and (ii) fair market value (estimated using the equity allocation model based on option pricing model with probability- weighted scenario analysis with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions).

An instrument that is redeemable currently will be remeasured under EITF Topic No. D-98 each period and translated based on current exchange rates. In contrast, an instrument presented as temporary equity but for which redemption is not probable will be translated based on the historical exchange rate in effect when the instrument was last measured, which would likely have been its issuance date.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

15. MEZZANINE EQUITY - Continued

In accordance with ASC 480-10-S99, the accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit. The accretion of the preferred shares was $25,296,874, $43,914,707 and $35,930,979 for the years ended December 31, 2022, 2023 and 2024, respectively.

Upon the completion of the IPO, all of issued and outstanding preferred shares automatically converted into ordinary shares on a one-for-one basis. Upon conversion of the convertible preferred stock, the Company reclassified the carrying value of the convertible preferred stock to common stock and additional paid-in capital.

Redeemable non-controlling interests

According to Young Will agreement, the Company will subsequently acquire an additional 13% of the share capital of Young Cayman each year during 2025, 2026, and 2027, respectively, and in exchange issue a corresponding number of Class A ordinary shares to the beneficial owners of Young Cayman, contingent upon the satisfaction of certain terms and conditions set out in the Agreement.

The redeemable non-controlling interests include 39% of the fair value of Young Cayman and its subsidiaries. The Company has a call option that it may redeem each year from the first closing of the transaction to year 2027, and minority shareholders of Young Cayman and its subsidiaries have a put option to sell its interest to the Company concurrently. The put and call option price is based on multiples of actual revenue and net profit, subject to the terms of Young Will Agreement. Subsequent to the stated date of the initial options, the options become available to be exercised every year thereafter. The Group estimated the preliminary fair value of the put and call options using a Monte Carlo simulation. We evaluated the put and call option for the redeemable non-controlling interests under ASC 480, Distinguishing Liabilities from Equity, and classified the redeemable non-controlling interests as mezzanine equity based on the redemption features.

Based on the historical financial results of Young Cayman and its subsidiaries., the Company estimated that the performance targets from 2025 to 2027 is not probable to be met, so non-controlling interests is not currently redeemable, and it is not probable that the instrument will become redeemable in the future. The Redeemable non-controlling interests will not be remeasured at each reporting date.

16. ORDINARY SHARES

In June 2022, in connection with the issuance of Class B preferred shares, the capital of the Company is 500,000,000 shares consist of 467,163,996 ordinary shares, 24,709,527 Class A preferred shares and 8,126,477 Class B preferred shares.

In connection to the Reorganization (Note 1), on June 30, 2023, the Company issued shares at a fixed ratio 5.75% in relation to current shares to all the present shareholders without extra consideration, including 2,019,516 of ordinary shares, 1,342,752 of Class-A preferred shares, 146,389 of Class-B preferred shares and 2,339,106 of Class-B-1 preferred shares. Pursuant to ASC 505, the issuance of shares on June 30, 2023 was stock dividend in form, in the case of deficit position of retained earnings, the Company recorded this issuance of shares similar with a stock split and retrospectively adjust the historical financial statements included in the registration statement for all periods presented.

The effect of the ordinary shares issued in the Reorganization has been treated similarly to a share split and have been presented retrospectively as of the all period presented on the consolidated financial statements.

In July 2024, the Company completed the IPO. Immediately prior to the completion of this IPO, our authorized share capital was changed into US$50,000 divided into 500,000,000 shares comprising (i) 461,995,682 Class A ordinary shares of a par value of US$0.0001 each, (ii) 24,641,937 Class B1 ordinary shares of a par value of US$0.0001 each, and (iii) 13,362,381 Class B2 ordinary share of a par value of US$0.0001. Class B1 ordinary shares and Class B2 ordinary shares are collectively referred to as “Class B ordinary shares.” All of our shares issued and outstanding prior to the completion of the offering were fully paid, and all of our shares in the offering were issued and fully paid.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

16. ORDINARY SHARES - Continued

The rights of the holders of Class A ordinary shares, Class B1 ordinary shares and Class B2 ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares of the Company’s capital stock. Each Class B1 ordinary share and Class B2 ordinary shares is entitled to 20 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B1 ordinary shares and Class B2 ordinary shares will automatically convert into shares of Class A ordinary shares upon certain transfers and other events, in particular when a holder of Class B1 ordinary shares or holder of Class B2 ordinary shares holds less than 5% of total issued shares, all of the Class B1 ordinary shares or the Class B2 ordinary shares held by the relevant holder and its Affiliates shall automatically convert into an equivalent number of Class A ordinary shares respectively. Ordinary resolutions of the Company should be passed, at a general meeting of the Company, by: (i) a simple majority of votes entitled to be exercised by the shareholders; (ii) a simple majority of votes entitled to be exercised by Class B1 Shareholders; and (iii) a simple majority of votes entitled to be exercised by Class B2 Shareholders. Alternatively, ordinary resolutions can be approved in writing by all shareholders entitled to vote. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders. Where there is more than one holder of Class B ordinary shares that is subject to a Weighted Voting Right for the purposes of passing a special resolution, then the voting power entitled to be exercised in respect of such Class B ordinary shares, shall be divided equally between the Class B1 majority holder who holds the highest number of the issued Class B1 ordinary shares and the Class B2 majority holder who holds the highest number of the issued Class B2 ordinary shares, provided always that: (i) in the event that a Class B majority holder votes“against” a special resolution (the “Relevant Class B Majority Holder”), then all of the voting power entitled to be exercised in respect of such Class B ordinary shares shall be exercised by that Relevant Class B Majority Holder only, and (ii) if there is only one Class B majority holder then the voting power entitled to be exercised in respect of such Class B ordinary shares shall be exercised by that Class B majority holder alone.

During the initial public offering, the Company issued and sold a total of 4,500,000 Class A ordinary shares represented by 2,250,000 ADSs, and the underwriters exercised their option to purchase from us 182,526 additional ADSs representing 365,052 Class A ordinary shares, at a public offering price of US$9.00 per ADS. Thus the Company issued and sold a total of 4,865,052 Class A ordinary shares during the initial public offering.

In October 2024, the Company issued 920,212 Class A ordinary shares to the beneficial owners of Young Cayman in exchange for 61% of the total issued and outstanding share capital of Young Cayman in accordance with Young Will Agreement.

17. RESTRICTED NET ASSETS

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by our subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the shareholders. Paid-in capital of our subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2023 and 2024, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Group’s PRC subsidiaries, that are included in the consolidated net assets were $21,243,002 and $71,658,818, respectively.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

18. SHARE-BASED COMPENSATION

Share options granted by NIP Group Inc. to optionees

In December 2019, the shareholders of Shenzhen VF approved and adopted the Stock Incentive Plan (“the 2019 Plan”), under which Mario Yau Kwan Ho (“founder, chairman of board, and major shareholder of the Group”) transferred 15% equity interest of Shenzhen VF to a newly established entity at a consideration of RMB 1 as an incentive platform. The 2019 Plan allows the incentive platform to grant options of Shenzhen VF to its directors, employees, and non-employees etc. (collectively, the “Optionees”) to acquire equity interest of Shenzhen VF at an exercise price of nil. The options have a contractual term of four years.

In connection with the Reverse Acquisition on March 18, 2021, Wuhan ESVF amended and restated the 2019 Plan, adopting the Amended 2019 Plan. In connection with the closing of the Reverse Acquisition, each stock option outstanding under the 2019 Plan immediately prior to the closing of the Reverse Acquisition was converted into an option to purchase a number of equity interest of Wuhan ESVF equal to the aggregate number of equity interest for which such stock option was exercisable immediately prior to the closing of the Reverse Acquisition multiplied by an exchange ratio.

As a result, the options to purchase 15% equity interest of Shenzhen VF prior to the closing of the Reverse Acquisition under the 2019 Plan were converted into options to purchase 7.5952% of equity interest of Wuhan ESVF. The exercise price of such options modified remained unchanged, which was nil.

The conversion of the incentive stock options of Shenzhen VF under the Amended 2019 Plan into incentive stock options of Wuhan ESVF was deemed a modification at closing of Reverse Acquisition. There is no incremental compensation cost of the modification.

After the Reorganization in July 2021, all share options granted by Wuhan ESVF during the period between 2019 and the first half of 2021 were replaced by share options granted by the Company. One share of equity interest changed to 98.69 ordinary shares of the Company, and through this, the shareholding percentage of the Group was unchanged.

The Reorganization did not change the classification and vesting condition of share-based awards as equity instruments. And all other inputs to the fair value of share options remain the same. No additional share-based compensation expenses were recognized as there was no incremental fair value change immediately before and after the Reorganization. Therefore, the Reorganization awards should be accounted for in the same way as its original awards.

On January 1, 2023, the Company granted options to its employee to purchase equity interest of 1,725,132 of the Company’s Ordinary Shares at an exercise price of nil under the 2019 Plan, which was equivalent to 2.67% equity interest of the Company. All these options granted became exercisable immediately on grant date.

In June 2024, the Company adopted the 2024 Share Incentive Plan, or the 2024 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with the Company. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2024 Plan is 11,956,812.

Share-based compensation is measured based on the fair value of the Company’s ordinary shares at the grant date of the award, which is estimated using the income approach and equity allocation method. Estimation of the fair value of the Company’s ordinary shares involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, discount rate, risk-free interest rate and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants are made. Share-based compensation in relation to the share options is estimated using the equity allocation model based on option pricing model with probability-weighted scenario analysis with respect to the fair value of 100% equity interest estimated using the discounted cash flow method under income approach. The fair value of these awards was determined by management with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions.

The assumptions used to estimate the fair value of the share options granted during the periods presented are as follows:

	For the Years Ended December 31,
	2022	2023	2024
Expected volatility	-	75,89%	-
Expected term (in years)	-	2.09	-
Risk-free interest rate per annum	-	2.35%	-

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

18. SHARE-BASED COMPENSATION - Continued

A summary of the share options activity for the year ended December 31, 2022, 2023 and 2024 is presented below:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value	Weighted average grant date fair value
		USD	In years	USD	USD
Outstanding, December 31, 2021	1,763,507	-	2	4,795,157	$1.54
Granted	-	-	-	-	-
Exercised	-	-	-	-	-
Forfeited	-	-	-	-	-
Outstanding, December 31, 2022	1,763,507	-	1	6,252,693	1.54
Granted	1,725,132	-	-	-	3.55
Exercised	(3,488,639)	-	-	-	2.53
Forfeited	-	-	-	-	-
Outstanding at December 31, 2023	-	-	-	-	-
Granted	-	-	-	-	-
Exercised	-	-	-	-	-
Forfeited	-	-	-	-	-
Outstanding at December 31, 2024	-	-	-	-	-
Exercisable at December 31, 2024	-	-	-	-	-

* The shares are presented on a retroactive basis to reflect the stock split (Note 16)

The Group recognized compensation expense for the years ended December 31, 2022, 2023 and 2024 were $165,721, $6,122,348 and nil, respectively.

On January 10, 2023, all the granted and vested shares have been exercised. As of December 31, 2023 and 2024, there was no unrecognized compensation cost related to unvested share options.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

19. LOSS PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the years ended December 31, 2022, 2023 and 2024 presented:

	As of December 31,
	2022	2023	2024
Numerator:
Net loss attributable to NIP Group Inc.’s shareholders	(31,512,555)	(57,172,736)	(48,620,764)

Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted*	34,987,683	37,160,593	70,200,374
Denominator for basic and diluted net loss per share calculation	34,987,683	37,160,593	70,200,374

Basic and diluted net loss per share attributable to ordinary shareholders of NIP Group Inc.’s shareholders	(0.90)	(1.54)	(0.69)

*	The shares and per share data are presented on a retroactive basis to reflect the stock split (Note 16)

Basic and diluted loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

For the years ended December 31, 2022 and 2023, the Group had potential ordinary shares, including share options granted and preferred shares. As the Group incurred losses for the years ended December 31, 2022 and 2023, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Group. The weighted-average numbers of non-vested share options excluded from the calculation of diluted net loss per share of the Group were 450,564, nil and nil as of December 31, 2022, 2023 and 2024, respectively.

The 1,312,930, nil and nil stock options were vested but unexercised as of December 31, 2022, 2023 and 2024, respectively. The Group included these stock options to calculate the denominator because they are exercisable at RMB nil.

Holders of the preferred shares are entitled to receive non-cumulative dividends pari passum with ordinary shares, on an as-converted basis, hence the preferred shares meet the definition of participating securities pursuant to the definition under ASC 260-10-20. However, net loss available to ordinary shareholders were not adjusted due to the following: 1) the holders of the preferred shares are entitled to non-cumulative dividends and there was no declared non-cumulative dividends during the presented periods; 2) there was no undistributed earnings during the presented periods and the holders are not entitled to bear any loss (e.g. make additional contribution to the Group in case of significant losses) of the Group; and 3) the contractual principal or mandatory redemption amount of the holder is not reduced as a result of losses incurred by the Group. Therefore, there was no adjustment from undistributed earnings allocated to participating securities.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

20. RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship with the Group
1	Mario Yau Kwan Ho	Chairman and Co-Chief Executive Officer
2	Liwei Sun	Director and President
3	Wuhan Tourism&Sports Group	Principal Beneficial of the Group
4	Wuhan Linyu Ecological Group Co., Ltd. (“Wuhan Linyu”)	Entity controlled by Wuhan Tourism&Sports Group
5	Hainan Xingjing Technology Center LLP (“Hainan Xingjing”)	An entity controlled by Liwei Sun
6	Shenzhen Media Group (“Shenzhen Media”)	Shareholder of the Group and minority shareholder of Dawei Xianglong
7	Wuhan Xingjing Culture Media Co., Ltd (“Xingjing Culture Media”)	Entity controlled by Liwei Sun
8	Tianjin Xingjingweiwu Management Consulting LLP (“Tianjin LLP”)	Entity controlled by Liwei Sun
9	Shenzhen Xingjing Weiwu Education Technology Co., Ltd. (“Shenzhen Xingjing”)	Entity which the Group holds 43.9144% equity interests
10	Tianjin Mingren Enterprise Management Partnership (Limited Partnership) (“Tianjin Mingren”)	Entity ultimately controlled by Mario Yau Kwan Ho
11	Hicham Chahine	Director and Co-Chief Executive Officer
12	Shengjie Huang(1)	Shareholder of the Group
13	Wuhan Yingyi Culture Media Co., Ltd. (“Wuhan Yingyi”) (2)	Entity which the Group holds 21% equity interests
14	Wuhan Lingsheng Culture and Technology Co., Ltd.(“Wuhan Lingsheng”) (2)	Entity which the Group holds 24% equity interests
15	Wuhan Yingxing Culture Media Co., Ltd. (“Wuhan Yingxing”) (2)	Entity which the Group holds 27% equity interests
16	Wuhan Suran Culture Media Co., Ltd.(“Wuhan Suran”) (2)	Entity which the Group holds 18% equity interests
17	Douyu Internet Technology Co., Ltd. (“Douyu”)*	Shareholder of the Group
18	Wuhan Ouyue Online TV Co., Ltd. (“Wuhan Ouyue”)*	Entity controlled by Douyu

(1)	Shengjie Huang is the principle shareholder of Wuhan YoungWill acquired by the Group on October 2, 2024.

(2)	Wuhan Yingyi, Wuhan Lingsheng, Wuhan Yingxing and Wuhan Suran are companies invested by Wuhan YoungWill which the Group has significant influence.

* Pursuant to ASC 850, for the year ended December 31,2022 and as of December 31,2022,the Group identified Douyu and Wuhan Ouyue as related parties and disclose the related party transactions accordingly due to Douyu and Wuhan Ouyue have an ownership interest in the Group and can significantly influence the Group to an extent that might be prevented from fully pursuing its own separate interests. While through the reassessment of changes of factors occurred on January 10, 2023, the dilution of equity interest after acquisition of Ninjas in Pyjamas, Douyu and Ouyue lost such influence power and shall no longer be accounted as related parties of the Group.

Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated.

	As of December 31,
	2023	2024
Shengjie Huang (1)	$-	$411,511
Shenzhen Media (2)	-	252,079
Shenzhen Xingjing (3)(4)	232,229	196,437
Liwei Sun (4)	37,165	36,150
Tianjin LLP (4)	282	-
Tianjin Mingren (4)	141	-
Total	$269,817	$896,177

(1)	The balance of amounts due from related parties of $411,511 as of 31 December 2024 represented interest-free loans to related parties.

(2)	The balance represented the accounts receivable for providing esports service to related parties.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

20. RELATED PARTY TRANSACTIONS - Continued

(3)	The balance represented the accounts receivable for providing event production service to related parties.

(4)	The balance represented interest-free loan to related parties, which were due on demand.

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

	As of December 31,
	2023	2024
Shenzhen Media (1)	$422,540	$946,944
Mario Yau Kwan Ho (2)	146,429	325,277
Xingjing Culture Media (3)	88,650	86,228
Wuhan Yingyi (4)	-	9,006
Wuhan Lingsheng (4)	-	5,353
Hicham Chahine	4,035	-
Wuhan Tourism&Sports Group (5)	609,009	-
Subtotal of amount due to related parties-current	1,270,663	1,372,808
Shenzhen Xingjing (6)	131,017	131,017
Subtotal of amount due to related parties-non-current	131,017	131,017
Total	$1,401,680	$1,503,825

(1)	In April 2021, the Group entered into a cooperation agreement with the related party and agreed to allocate 60% of the government subsidies received to the related party. As of December 31, 2023 and December 31, 2024, the balance represents government subsidies the Group received and should pay to the related party.

(2)	The balances represented the service fee for Mario Yau Kwan Ho who provided services to the reality show that hosted by the customers.

(3)	The balances represented interest-free loan from related parties for daily operations, which were due on demand.

(4)	The balances represented talent management service provided by the related parties.

(5)	The balances as of December 31, 2023 represented the advertising proceeds that the Group received from the related party, which the service has been provided by the Group as of December 31, 2024.

(6)	The balances represented the long-term equity investment fund payable to Shenzhen Xingjing.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

20. RELATED PARTY TRANSACTIONS - Continued

The following is a list of related parties which the Group has major transactions with:

Nature	For the years ended December 31,
	2022	2023	2024
Wuhan Tourism&Sports Group
Sponsorships and advertising services provided by the Group	$700,993	666,156	600,898

Shenzhen Media
Government subsidies that should be distributed to Shenzhen Media (1)	445,831	423,675	416,914
Sponsorships and advertising services provided by the Group (2)	445,831	423,675	-
Rental expense	641,997	610,092	16,579
Event production service provided by Shenzhen Media	15,307	14,687	2,622
Repayment of government subsidies distributed to Shenzhen Media	-	282,450	-
Event production service provided by the Group	-	-	437,891
Event operation service provided by Shenzhen Media	-	-	119,571
Repayment of capital injection	1,486,105	-	-

Wuhan Suran
Talent management service provided by the Group	-	-	37,586

Mario Yau Kwan Ho
Reality show service provided by Mario Yau Kwan Ho	-	146,822	224,528
Repayment of reality show service provided by Mario Yau Kwan Ho		667,994	39,048
Collection of loan to Mario Yau Kwan Ho	297,221	-	-

Tianjin LLP	-
Payment to Tianjin LLP for Wuhan Xingjing’s share purchase	-	-	62,702
Collection of loan to Tianjin LLP	-	-	278
Loan to Tianjin LLP	149	-	-

Wuhan Yingyi
Talent management service provided by Group	-	-	14,967

Wuhan Linyu
Services provided by Wuhan linyu	3,812	6,758	5,489
Repayment of services provided by Wuhan Linyu	-	8,106	5,489
Interest expenses paid to Wuhan Linyu	416,517

Shenzhen Xingjing Weiwu Education Technology Co., Ltd.
Event production services provided by the Group	-	75,988	25,297
Loan to Shenzhen Xingjing Weiwu Education Technology Co., Ltd.		152,304	1,042

Wuhan Lingsheng
Talent management service provided by Group	-	-	7,258

Xingjing Culture Media
Loan from Xingjing Culture Media	6,657,750	282,507	-
Loan repayment to Xingjing Culture Media	9,912,320	3,588,153	-

Liwei Sun
Loan to Liwei Sun	-	49,429	-
Collection of loan to Liwei Sun	113,721	49,429	-

Hainan Xingjing
Collection of loan to Hainan Xingjing	53,500	-	-

Rui Zhou
Reimbursement for operating expenses	167,221	-	-

Haoming Yu
Loan from Haoming Yu	445,831	-	-
Repayment of loan from Haoming Yu	891,663
Advance to Haoming Yu for the Group’s operations	609,637	-	-
Reimbursement for operating expenses	624,833	-	-

Ronghua Gu
Loan from Ronghua Gu	445,831		-
Repayment of loan from Ronghua Gu	891,663	-	-
Advance to Ronghua Gu for the Group’s operations	1,854,082	-	-
Reimbursement for talent management service’s operating expenses	2,220,121	-	-

Whan Ouyue
Talent management service	33,693,743	-	-

(1)	The Group entered into a cooperation agreement with the related party and agreed to allocate 60% of the government subsidies received to the related party.

(2)	The Group provided sponsorships and advertising services, event production service for this related party in exchange for the use of stadium and dormitories owned by it. Sponsorships and advertising services provided were recorded as revenue, while rental expense was recorded as cost of revenue and general and administrative expenses. Among which, the cost of revenue for the years ended December 31, 2023 and 2024 were $438,362 and $419,536, respectively.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

21. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its accounts receivable for expected credit losses on a regular basis and maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:

	For the years ended December 31,
	2022	2023	2024
Percentage of the Group’s revenue
Customer A	*	49%	45%
Customer B	51%	13%	*
Total	51%	62%	45%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,
	2023	2024
Percentage of the Group’s accounts receivable
Customer C	*	26%
Customer B	11%	*
Total	11%	26%

*	Represent percentage less than 10%

22. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2024 and through the issuance date of these consolidated financial statements.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

23. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The condensed financial information of the parent company, the Company, has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

The Company and its subsidiaries are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries are reported using the equity method of accounting. The Company’s share of losses from its subsidiaries is reported as loss from subsidiaries in the accompanying condensed financial information of parent company.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022, 2023 and 2024.

Parent Company Balance Sheets:

	As of December 31,
	2023	2024
Assets
Current Assets
Cash and cash equivalents	$1,383,462	$2,121,423
Amounts due from subsidiaries	11,043,642	15,431,911
Total current assets	12,427,104	17,553,334

Non-current Assets
Deferred offering costs	2,162,836	-
Investment in subsidiaries	234,838,675	221,178,395
Total non-current assets	237,001,511	221,178,395

Total Assets	$249,428,615	$238,731,729

Accrued expenses and other liabilities	1,689,455	1,246,591
Current Liabilities	1,689,455	1,246,591
Total liabilities	$1,689,455	$1,246,591

Mezzanine equity:
Class A redeemable preferred shares (US$0.0001 par value; 24,709,527 and nil shares authorized as of December 31, 2023 and 2024, respectively, 24,709,527 and nil issued and outstanding as of December 31, 2023 and 2024, respectively*)	114,893,066	-
Class B redeemable preferred shares (US$0.0001 par value; 2,693,877 and nil shares authorized as of December 31, 2023 and 2024, respectively, 2,693,877 and nil issued and outstanding as of December 31, 2023 and 2024, respectively*)	16,766,736	-
Class B-1 redeemable preferred shares (US$0.0001 par value; 43,044,524 and nil shares authorized as of December 31, 2023 and 2024, respectively, 43,044,524 and nil issued and outstanding as of December 31, 2023 and 2024, respectively*)	190,882,461	-
Redeemable non-controlling interests	-	2,958,555
Total mezzanine equity	322,542,263	2,958,555

(Deficit) Equity
Ordinary Shares (US$0.0001 par value; 429,552,072 and nil shares authorized as of December 31, 2023 and 2024, respectively, 37,163,379 and nil issued and outstanding as of December 31, 2023 and 2024, respectively)	3,716	-
Class A Ordinary Shares (US$0.0001 par value; 461,995,682 shares authorized as of December 31, 2024, 75,392,253 issued and outstanding as of December 31, 2024)	-	7,539
Class B Ordinary Shares (US$0.0001 par value; 38,004,318 shares authorized, issued and outstanding as of December 31, 2024)	-	3,800
Subscription receivable	(3,716)	(3,808)
Accumulated deficit	(80,228,473)	(128,849,237)
Additional paid-in capital	-	373,890,499
Accumulated other comprehensive loss	5,425,370	(10,522,210)
Total (deficit) equity attributable to the shareholders of NIP Group Inc.	(74,803,103)	234,526,583
Total liabilities, mezzanine equity and (deficit) equity	$249,428,615	$238,731,729

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

23. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - Continued

Parent Company Statements of Operations and Comprehensive Loss:

	For the years ended December 31,
	2023	2024
Loss from operations:
Financial income	$26,175	$34,650
General and administrative expenses	(694,745)	(1,215,614)
Equity in loss of subsidiaries	(12,589,459)	(11,508,821)
Net loss	(13,258,029)	(12,689,785)

Total comprehensive loss	$(8,004,774)	$(28,637,365)

Parent Company Statements of Cash Flows:

	For the years ended December 31,
	2023	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(13,258,029)	$(12,689,785)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in loss of subsidiaries	12,589,459	11,508,821
Change in operating assets and liabilities:
Amounts due from subsidiaries	(5,721,562)	(4,388,269)
Other receivables	(78,364)	-
Accrued expenses and other liabilities	(697,955)	511,654
Net cash used in operating activities	(7,166,451)	(5,057,579)

Investment in equity investees	(17,400,000)	(10,950,000)
Net cash used in investing activities	(17,400,000)	(10,950,000)

Collection of shareholder investment fund receivable	2,999,845	-
Payment of deferred offering cost	(418,351)	(3,514,703)
Proceeds from issuance of Class A ordinary shares upon the completion of IPO, net of issuance cost	-	20,260,243
Capital injection in Reorganization	16,309,641	-
Net cash provided by financing activities	18,891,135	16,745,540

Net (decrease) increase in cash and cash equivalents	(5,675,316)	737,961
Cash and cash equivalents, at beginning of year	7,058,778	1,383,462
Cash and cash equivalents, at end of year	$1,383,462	$2,121,423

24. SUBSEQUENT EVENTS

On March 31, 2025, the Group granted a tranche of underlying shares to employees, directors and consultants pursuant to the outstanding share awards granted under the 2024 Plan amounted to 3,337,678 Class A ordinary shares. The total grant date fair value was nearly US$2.7 million and the Company estimates the amortize share based compensation will increase the operating expense in the future periods.

On March 31, 2025, the Group has fully paid nearly RMB 9.9 million in exchange for 4.9475% of the total shares of Juding Innovation (Beijing) Technology Co., Ltd. (“Juding Beijing”), to explore ecological expansion and business cooperation. The investment in Juding Beijing will be classified as equity securities without readily determinable fair values.

The Group has evaluated other subsequent events through the date of issuance of the consolidated financial statements, the Group did not identify any other subsequent events with material financial impact on the Group’s consolidated financial statements.

