Form 20-F
period 2025-12-31
NIP Group Inc.
filed 2026-04-30
CIK 1966233

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

Mario Yau Kwan Ho

Co-Chief Executive Officer

Tel: +46 8133700

E-mail: ir@nipgroup.gg

Rosenlundsgatan 31

11 863 Stockholm

Sweden

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

As of December 31, 2025, there were 280,797,781 shares, par value US$0.0001 per share issued and outstanding, being the sum of 197,363,156 Class A ordinary shares, par value of US$0.0001 per share, 51,900,121 Class B1 ordinary shares, par value of US$0.0001 per share, and 31,534,504 Class B2 ordinary shares, par value of US$0.0001 per share.

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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐	Emerging growth company	☒

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

Yes ☐ No ☐

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADRs” are to the American depositary receipts that may evidence the ADSs;

●	“ADSs” are to the American depositary shares, each of which represents two Class A ordinary shares;

●	“China” or “the PRC” are to the People’s Republic of China, including Hong Kong, Macau and Taiwan; and “mainland China” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;

●	“Class A ordinary shares” are to the Class A ordinary shares of NIP Group Inc., par value US$0.0001 per share;

●	“Class B ordinary shares” are to Class B1 ordinary shares or Class B2 ordinary shares;

●	“Class B1 ordinary shares” are to the Class B1 ordinary shares of NIP Group Inc., par value US$0.0001 per share;

●	“Class B2 ordinary shares” are to the Class B2 ordinary shares of NIP Group Inc., par value US$0.0001 per share;

●	“EH/s” are to Exahash per second. 1 Exahash equals one quintillion hashes per second;

●	“Former VIE” are to the former variable interest entity, namely Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd., or “Wuhan ESVF”;

●	“hash” are to a function used to map data of arbitrary size to data of fixed size and, in the context of Bitcoin mining, a function to solve the mining puzzle;

●	“hash rate” are to the processing power of the Bitcoin network and represents the number of computations that is processed by the network in a given time period;

●	“Ninjas in Pyjamas” are to Ninjas in Pyjamas Gaming AB;

●	“our WFOE” are to Wuhan Muyecun Internet Technology Co., Ltd.;

●	“Restructuring” are to a series of restructuring transactions in June 2023 to terminate the historical contractual arrangements with the Former VIE, which has become our wholly-owned subsidiary;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“shares” or “ordinary shares” are to our Class A, Class B1 and Class B2 ordinary shares, par value US$0.0001 per share;

●	“SEK” and “Swedish Krona” are to the legal currency of Sweden;

●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“VIE(s)” are to Wuhan Alunyou Network Information Development Co., Ltd. and Wuhan Young Will Ltd. before July 31, 2025, and are to Wuhan Alunyou Network Information Development Co., Ltd. after July 31, 2025, because ZSZQ Limited has been deconsolidated from our consolidated financial statements from July 31, 2025 and the variable interest entity controlled by ZSZQ Limited, namely Wuhan Young Will Ltd., has been deconsolidated as well; and

●	“we,” “us,” “our company” or “our” are to NIP Group Inc., formerly known as ESVF Esports Group Inc., a Cayman Islands exempted company, and its subsidiaries and their respective subsidiaries, as the context requires (and, in the context of describing NIP Group Inc.’s operations and consolidated financial information, also the Former VIE and the Former VIE’s subsidiaries, or the VIEs and the VIEs’ subsidiaries, as the case may be).

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. All translations from Swedish Krona to U.S. Dollars and from U.S. dollars to Swedish Krona are made at a rate of SEK 9.2227 to US$1.00, the exchange rate in effect as of December 31, 2025. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements relating to:

●	our mission, goals and strategies;

●	our future business development, financial condition and results of operations;

●	the expected growth of the esports industry in China;

●	our expansion plans, including tapping into the crypto mining industry;

●	our expectations regarding the prospects of our business model and the demand for and market acceptance of our products and services;

●	our expectations regarding maintaining and strengthening our relationships with game developers and publishers, esports viewers, esports athletes, brands and sponsors, online entertainers, live streaming and other distribution platforms as well as other stakeholders;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	general economic and business conditions in the regions where we operate, and globally; and

●	assumptions underlying or related to any of the foregoing.

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

Our Holding Company Structure and Risks Related to Doing Business in Mainland China

NIP Group Inc. is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through its wholly-owned subsidiaries in (i) Sweden, namely Ninjas in Pyjamas Gaming AB, which is engaged in esports teams operations, (ii) China, namely Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd., which is engaged in esports teams, talent management and event production operations, and (iii) the United States, namely Mining Ninjas US, Inc., which is engaged in Bitcoin mining operations. We also conduct an insignificant portion of our business through the VIEs incorporated in China with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of certain services, such as value-added telecommunication services. Therefore, we operate relevant businesses in China through certain contractual arrangements with the VIEs. This structure allows us to be considered the primary beneficiary of the VIEs, which serves the purpose of consolidating the VIEs’ operating results in our financial statements under the U.S. GAAP. This structure also provides exposure to foreign investment in such companies. As of the date of this annual report, to the best knowledge of our company, our directors and management, the VIE agreements have not been tested in a court of law in the PRC. The VIEs are owned by certain nominee shareholders, not us. Under this holding company structure, investors in the ADSs are purchasing equity interests in the Cayman Islands holding company. This holding company structure involves unique risks to investors and investors may never directly hold equity interests in the Swedish, Chinese and U.S. operating companies, including the VIEs.

Historically, we conducted our operations in China through Wuhan Muyecun Internet Technology Co., Ltd. (“Wuhan Muyecun” or “the WFOE”) and through Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd. (“Wuhan ESVF” or “the Former VIE”), with which we, our WFOE, and the nominee shareholders of Wuhan ESVF entered into certain contractual arrangements (the “Wuhan ESVF Contractual Arrangements”). We did not own an equity interest in the Former VIE or its subsidiaries, and relied on the Wuhan ESVF Contractual Arrangements to direct the business operations of the Former VIE. Following a restructuring in June 2023 (the “Restructuring”), the Wuhan ESVF Contractual Arrangements were terminated, and we acquired the shares of the Former VIE from its nominee shareholders, after which the Former VIE has become a wholly-owned subsidiary of our company since June 2023. In September 2024, our WFOE entered into a series of contractual arrangements with Wuhan Alunyou Network Information Development Co., Ltd., or Wuhan Alunyou, and its shareholders, through which we obtained control over Wuhan Alunyou and its subsidiary. In addition, in September 2024, we entered into a share swap agreement with the shareholders of ZSZQ Limited, a Cayman Islands holding company, pursuant to which we acquired 61% of the equity interest in ZSZQ Limited. ZSZQ Limited, through its indirectly wholly-owned subsidiary in China, maintained a series of contractual arrangements with Wuhan Young Will Ltd., or Young Will, and its shareholders, which enabled us to obtain control over Young Will and its subsidiary. In July 2025, we and the shareholders of ZSZQ Limited entered into a termination agreement, pursuant to which the parties mutually agreed to terminate the share swap agreement and other ancillary agreements and documents regarding the share swap transactions. As of July 31, 2025, all shares previously issued under the share swap agreement have been surrendered and cancelled in full. No shares remain outstanding in relation to such transactions. ZSZQ Limited has been deconsolidated from our consolidated financial statements from July 31, 2025, and the subsidiaries and variable interest entity controlled by ZSZQ Limited, namely ZSZQ (HK) Limited, Beijing ZSZQ Network Technology Co., Ltd. and Wuhan Young Will Ltd., have been deconsolidated as well. Thus, we refer to Wuhan Alunyou and Young Will as the VIEs before July 31, 2025, and refer to Wuhan Alunyou as the VIE after July 31, 2025. As a result of the foregoing, we are considered the primary beneficiary of the VIEs for accounting purposes, and we treat the VIEs as our consolidated affiliated entities under U.S. GAAP.

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

Notes:

(1)	Wuhan Alunyou is wholly owned by Heng Tang, our executive vice president.

(2)	Lei Zhang, our chief experience officer, holds 35% of the equity interests in Hongli Culture Communication (Guangxi) Co., Ltd.

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

Recent Regulatory Development

Cybersecurity Review Measures

On December 28, 2021, the Cyberspace Administration of China, or the CAC, and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a “critical information infrastructure operator,” or a CIIO, that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Esports Business—Our esports business is subject to a variety of laws and regulations of the PRC, the European Union member states, the Cayman Islands and other international jurisdictions, including those regarding cybersecurity, economic substance, data protection and data privacy. Any failure to comply with such current or future laws and regulations, could adversely affect our business and reputation” for detailed discussion.

On February 12, 2025, the CAC published the Administrative Measures for the Compliance Audit of Personal Information Protection, or the Compliance Audit Measures, which took effect on May 1, 2025. According to the Compliance Audit Measures, compliance audit of personal information protection refers to the supervision activities in which the personal information processing activities of personal information handlers are examined and evaluated regarding their compliance with laws and administrative regulations. The Compliance Audit Measures further provides, among other things, that personal information handlers that process personal information of more than 10 million individuals shall conduct at least one personal information protection compliance audit every two years.

On October 28, 2025, the Standing Committee of the National People’s Congress decided to amend the PRC Cybersecurity Law, which took effect on January 1, 2026. According to the amendment of PRC Cybersecurity Law, the State shall support basic theoretical research on AI and the research and development of key technologies such as algorithms, advance the construction of infrastructure such as training data resources and computing power, improve ethical norms for AI, strengthen risk monitoring and assessment and safety supervision, and promote the application and healthy development of AI. Additionally, this amendment increases the penalties for various cybersecurity-related violations.

CSRC Filing Requirements

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which took effect on March 31, 2023, together with other seven supporting guidelines. According to the Trial Measures, Chinese domestic companies that seek to offer or list securities overseas, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. We have completed the required filings with the CSRC for our initial public offering in accordance with the requirements under these measures and the supporting guidelines. The CSRC has concluded the filing procedure and published the filing results on the CSRC website on May 30, 2024. In addition, the Trial Measures states that any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to the filing requirements within three business days after the completion of the offering. Therefore, any of our future offering and listing of our securities in an overseas market shall be subject to the filing requirements under the Trial Measures. If we fail to timely obtain required approval or complete other review or filing procedures, under the Trial Measures or otherwise, for any future overseas securities offerings or listing, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future overseas financing transactions, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Further, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise to tighten the regulations on PRC companies seeking overseas offering or listing. Any failure to obtain the relevant approval or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other penalties from the CSRC or other PRC regulatory authorities, which may have a material adverse effect on our business, operations or financial conditions. For detailed information, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China —The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities offerings. Any failure of fully complying with the approval, filing or other requirements may completely hinder our ability to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Any failure by us to meet with the continue developing PRC legal system could adversely affect us.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our wholly-owned subsidiaries in Sweden, China and the United States, and to a lesser extent through contractual arrangements with the VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, each of our PRC subsidiaries and the VIEs is required to have, and each has, a business license issued by the PRC State Administration for Market Regulation and its local counterparts. As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection by any governmental authorities of any requirement to obtain necessary permissions and approvals for our business operation, nor have we been denied of any permissions or approvals. However, we cannot assure you that relevant government agencies will not impose further requirements in the future. Further, we have developed and may in the future initiate new businesses, for which we may be required to obtain new licenses and permits, which could be time-consuming and complex. If we do not receive, complete or maintain necessary permissions or approvals, or we inadvertently conclude that such permissions or approvals are not required, or there is a change in the applicable laws, regulations, or interpretations such that we need to obtain permissions or approvals in the future, we may be subject to (i) investigations by competent regulatory authorities, (ii) fines or penalties, (iii) orders to suspend our operations and to rectify any non-compliance, or (iv) prohibitions from engaging in relevant businesses. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Esports Business—If we fail to obtain and maintain the requisite licenses, permits and approvals applicable to our esports business, or fail to obtain additional licenses that become necessary due to new enactment or promulgation of laws and regulations or our expansion, our business, results of operations and growth prospects may be materially and adversely affected.”

Cash and Asset Flows Through Our Organization

NIP Group Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted through its wholly-owned subsidiaries in Sweden, China and the United States, and to a lesser extent through contractual arrangements with the VIEs in China. As a result, although other means are available for us to obtain financing at the holding company level, NIP Group Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur depends upon dividends paid by our Sweden, PRC and U.S. subsidiaries and the service fees paid by the VIEs. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to NIP Group Inc. In addition, to the extent cash or assets in our business are held in mainland China or Hong Kong or by a mainland China or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the VIEs by the PRC government to transfer cash or assets.

Under PRC laws, NIP Group Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. In addition, cash may be transferred among our PRC subsidiaries through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. The VIEs may transfer cash to the relevant PRC subsidiary by paying service fees according to the exclusive business cooperation agreements.

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

As of the date of this annual report, no dividends or other distributions were made to our intermediary Hong Kong holding company or NIP Group Inc. by our WFOE or the VIEs

In 2023, 2024 and 2025, NIP Group Inc. provided capital contributions of US$17.4 million, US$10.9 million and US$7.7 million, respectively, to its subsidiaries. In 2023, 2024 and 2025, NIP Group Inc. provided loans with principal amounts of US$6.3 million, US$2.0 million and US$2.2 million, respectively, to its subsidiaries, and received repayment of loans of nil, US$1.5 million and US$10.4 million, respectively, from its subsidiaries. In 2023, 2024 and 2025, the WFOE transferred US$17.6 million, US$11.8 million and US$4.1 million, respectively, to the VIEs, through capital contributions. Apart therefrom, no other cash or asset was transferred between NIP Group Inc., its PRC subsidiaries, and the VIEs in 2023, 2024 and 2025. As of the date of this annual report, no subsidiaries paid any dividends or made any distributions to their respective shareholders, and we have not declared or paid any dividends on our shares.

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

In September 2024, our WFOE entered into a series of contractual arrangements with Wuhan Alunyou and its shareholders, through which we obtained control over Wuhan Alunyou and its subsidiary. In addition, in September 2024, we entered into a share swap agreement with the shareholders of ZSZQ Limited, a Cayman Islands holding company, pursuant to which we acquired 61% of the equity interest in ZSZQ Limited. ZSZQ Limited, through its indirectly wholly-owned subsidiary in China, maintained a series of contractual arrangements with Young Will and its shareholders, which enabled us to obtain control over Young Will and its subsidiary. In July 2025, we and the shareholders of ZSZQ Limited entered into a termination agreement, pursuant to which the parties mutually agreed to terminate the share swap agreement and other ancillary agreements and documents regarding the share swap transactions. As of July 31, 2025, all shares previously issued under the share swap agreement have been surrendered and cancelled in full. No shares remain outstanding in relation to such transactions. ZSZQ Limited has been deconsolidated from our consolidated financial statements from July 31, 2025, and the subsidiaries and variable interest entity controlled by ZSZQ Limited, namely ZSZQ (HK) Limited, Beijing ZSZQ Network Technology Co., Ltd. and Wuhan Young Will Ltd., have been deconsolidated as well. As a result of the foregoing, we are considered the primary beneficiary of the VIEs for accounting purposes, and we treat the VIEs as our consolidated affiliated entities under U.S. GAAP.

The following tables set forth the summary consolidation schedule depicting the consolidated balance sheets as of December 31, 2025 of NIP Group Inc., its subsidiaries, the VIEs and their respective subsidiaries, and the corresponding eliminating adjustments.

	As of December 31, 2025
	NIP Group Inc.	Subsidiaries	VIEs and their subsidiaries	Eliminations	Consolidated total
	(US$ in thousands)
Assets
Cash and cash equivalents	2	7,136	—	—	7,138
Inter-Group balances due from the VIEs and their subsidiaries/Non-VIE	9,326	124	—	(9,450)	—
Other current assets	32	69,801	563	—	70,396
Investment in subsidiaries	80,022	76,787	—	(156,809)	—
Other non-current assets	—	124,192	651	—	124,843
Total Assets	89,382	278,040	1,214	(166,259)	202,377
Liabilities
Inter-Group balances due to the VIEs and their subsidiaries/Non-VIE	—	523	3,364	(3,887)	—
Other current liabilities	1,073	87,083	461	—	88,617
Non-current liabilities	—	18,544	—	—	18,544
Total liabilities	1,073	106,150	3,825	(3,887)	107,161
Mezzanine equity	—	2,297	—	—	2,297
Total equity (deficit)	88,309	169,593	(2,611)	(162,372)	92,919

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

The following tables set forth the summary consolidation schedule depicting the consolidated balance sheets as of December 31, 2023 of NIP Group Inc., its WFOE, its subsidiaries other than WFOE, the Former VIE and its subsidiaries, and the corresponding eliminating adjustments.

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

The following tables set forth the summary consolidation schedule depicting the consolidated statements of operations and comprehensive loss for the year ended December 31, 2025.

	For the Year Ended December 31, 2025
	NIP Group Inc.	Subsidiaries	VIEs and their subsidiaries	Eliminations	Consolidated total
	(US$ in thousands)
Net Revenue	nil	121,583	4,944	—	126,527
Cost of revenue	—	(125,097)	(2,912)	—	(128,009)
Net (loss) profit	(237,480)	(197,697)	178	196,880	(238,119)

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

The following tables set forth the summary consolidation schedule depicting the consolidated statements of cash flows for the year ended December 31, 2025.

	For the Year Ended December 31, 2025
	NIP Group Inc.	Subsidiaries	VIEs and their subsidiaries	Eliminations	Consolidated total
	(US$ in thousands)
Net cash provided by/(used in) operating activities	5,482	(21,158)	(10)	—	(15,686)
Net cash (used in)/provided by investing activities	(7,601)	6,683	—	—	(918)
Net cash provided by financing activities	—	13,598	13	—	13,611

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

The following tables set forth the summary consolidation schedule depicting the consolidated statements of cash flows for the year ended December 31, 2023.

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

Risks Related to Our Esports Business

●	The success of our business depends on the market perception and strength of our brand. If we are unable to maintain and enhance our brand, the fan base and sponsorship we attract as well as our prospective consumer engagement may decline.

●	As an esports brand spanning Asia, Europe and South America and continuing to expand our global footprint, we are subject to a number of risks regarding our international operations.

●	Our business in Asia is in the early stage of development with a relatively limited operating history. We are also subject to risks associated with operating in a rapidly developing industry and a relatively new market.

●	We have a relatively limited history of operating as an integrated business. We may face challenges integrating our operations, services and personnel and may be unable to achieve the anticipated synergies from the combination. Our historical operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

●	Past and future investments in and acquisitions of complementary assets and businesses may expose us to potential risks, and may result in earnings dilution and significant diversion of management attention.

●	The markets in which we operate are highly competitive. If we are unable to compete effectively, our business and operating results may be materially and adversely affected.

●	We focus our business on our Esports professionals, influencers and content creators and consumers, and acting in their interests in the long-term may conflict with the short-term expectations of investors.

●	We may not be able to successfully execute our strategies, sustain our growth, or deal with the increasing complexity of our business.

●	If we fail to anticipate the evolving game popularity or viewership preferences, we may not be able to remain competitive in the respective business segments, and our business and prospects may be materially and adversely affected.

●	Misalignment with public and consumer tastes and preferences for entertainment could negatively impact demand for our entertainment offerings, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Crypto Mining Business

●	Bitcoin prices are highly volatile, which may affect our profitability and the value of our ADSs.

●	The price of Bitcoin may be influenced by regulatory, commercial, technical and social factors that are highly uncertain.

●	If we fail to grow our hash rate, we may be unable to compete, and our results of operations could suffer.

●	Our reliance on a third-party mining pool operator to produce Bitcoin mining income may subject our operations to increased risk of mining failure.

●	Our reliance on third-party hosting service providers may subject our operations to increased risk of mining failure.

●	Further significant disruptions in the crypto assets markets may cause further material impairment of the value and use of our mining machines.

●	Geopolitical or economic crises may create increased uncertainty and price changes, or motivate large-scale sales of crypto assets, which could result in a reduction in some or all crypto assets’ values and adversely affect an investment in our securities.

●	The development and acceptance of crypto assets networks and other crypto assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of crypto assets systems may adversely affect an investment in our securities.

●	The open-source structure of the Bitcoin network protocol means the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage the Bitcoin network and an investment in our securities.

●	A temporary or permanent “fork” could adversely affect our business operations and financial conditions.

Risks Related to Our Business Operations

●	We have incurred losses in the past and we may continue to experience losses in the future.

●	Our business and financial results may be materially and adversely affected if we are unable to maintain our cooperative relationships with financing service providers.

●	If we fail to keep up with industry and technology developments or implement new technologies into our offerings in a timely and cost-effective manner, we may be unable to compete effectively, and our business and prospects could suffer.

●	Our business operations could suffer if we fail to protect adequately our intellectual property rights, and unauthorized parties may infringe upon or misappropriate our intellectual property.

●	Assertions by third parties of infringement or other violations by us of their intellectual property rights could result in significant costs and harm our business and results of operations.

●	We are subject to laws and regulations worldwide, many of which are still developing which could increase our costs or adversely affect our business.

●	Local government has substantial influence on our business operation. It may influence or intervene in our operations at any time as part of its efforts to enforce applicable laws, which could result in a material adverse change in our operations and the value of our securities.

●	The success of our business depends partially on the insights, skills and experience of our senior management team and key personnel, the loss of which could have a material adverse impact on our business, financial conditions, and results of operations.

●	Our insurance may not sufficiently cover, or may not cover at all, losses and liabilities we may encounter during the ordinary course of operation.

●	We have granted, and expect to continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

Risks Related to Our Corporate Structure

●	If the PRC government finds that the contractual arrangements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

●	Our contractual arrangements may not be as effective in providing operational control as direct ownership, which could adversely affect our business, operating results and financial condition.

●	Any failure by the VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on part of our business.

●	The registered shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect part of our business.

●	Contractual arrangements we have entered into with the VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

●	We may lose the ability to use and benefit from assets held by the VIEs that are supplementary to the operation of our business if any of the VIEs goes bankrupt or becomes subject to dissolution or liquidation proceeding.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and the amended PRC Company Law and how they may impact the viability of our current corporate structure, corporate governance and operations.

Risks Related to Doing Business in China

●	The PRC government has significant oversight and discretion over the conduct of our business, and it may intervene or influence our operations at any time, which could result in a material adverse change in our operations and/or the value of our securities.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.

●	The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities offerings. Any failure of fully complying with the approval, filing or other requirements may completely hinder our ability to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations.

●	Any failure by us to meet with the continue developing PRC legal system could adversely affect us.

●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation governing esports related service businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have material adverse effect on our business and results of operations.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China.

Risks Related to Our ADSs

●	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

●	Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

●	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote the underlying Class A ordinary shares.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	Our triple-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Related to Our Esports Business

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

The esports industry is characterized by its ever-changing and fast evolving nature, where every year different digital games are released by game developers, and various leagues and tournaments are assembled, creating vast opportunity for participants like us to extend our brand influence and generate popularity, and for brands and sponsors to invest in teams, athletes, and benefit from screen time and name placements. The continued popularity of the general esports industry affects the longevity and vibrance of our brand. We participate in popular esports titles including League of Legends, Counter-Strike 2, Honor of Kings, Rainbow Six Siege, Rocket League, Crossfire and QQ Speed. If the large viewership and prospective fan base shifts focus to different esports categories or titles, we cannot assure you that our market perceptions can continue to be upheld. Our failure to effectively cater to the constantly changing and unpredictable needs of the players and viewers could results in a failure to obtain desirable league seats and to achieve satisfactory competition results, which could have a material and adverse effect on our business and prospects.

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

If we fail to obtain and maintain the requisite licenses, permits and approvals applicable to our esports business, or fail to obtain additional licenses that become necessary due to new enactment or promulgation of laws and regulations or our expansion, our business, results of operations and growth prospects may be materially and adversely affected.

We are required to maintain various approvals, licenses, permits and filings to operate our esports business. Whether such approvals, licenses, permits and filings are obtained is subject to satisfactory compliance with, among other things, the applicable laws and regulations. If we are unable to obtain any of such licenses and permits or extend, alter or renew any of its current licenses or permits upon their expirations, or if it is required to incur significant additional costs to obtain, extend, alter or renew these licenses, permits and approvals, our daily operations could be materially and adversely affected.

For instance, in China, in accordance with the Administrative Regulations on the Commercial Performance issued by the State Council of China and last amended on November 29, 2020, a company engages in the business of organizing, producing and/or promoting on-site commercial performance, including commercial performance activities held by us under our esports team operations business, is required to obtain the Commercial Performance License. In addition, the Measures for the Administration of the Internet Performance Brokerage Entities issued by Ministry of Culture and Tourisms further provides that Internet performance brokerage entities, which refers to entities that engage in the operation business of organizing, producing and marketing the internet performances and/or the brokerage business of the agency, like the talent management agencies operated by us, shall, before expiration of the rectification period by February 29, 2024 (“Rectification Period”), (i) obtain the Commercial Performance License before conducting the Internet performance brokerage business, and (ii) be staffed with sufficient qualified online performance brokers that meet its business needs. Moreover, any online performance broker who engages in performance brokerage activities shall obtain the performance brokerage qualification in accordance with the law. For details, see “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Commercial Performance.”

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

Our esports business is subject to a variety of laws and regulations of the PRC, the European Union member states, the Cayman Islands and other international jurisdictions, including those regarding cybersecurity, economic substance, data protection and data privacy. Any failure to comply with such current or future laws and regulations, could adversely affect our business and reputation.

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

The Cybersecurity Law of China, which was adopted by the National People’s Congress on November 7, 2016 and last amended on October 28, 2025, and the Cybersecurity Review Measures (2020 Version), which were promulgated on April 13, 2020, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator, or the CIIO, purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administrative of China (“CAC”). On December 28, 2021, the Cybersecurity Review Measures (2021 Version) was promulgated and became effective on February 15, 2022 and the Cybersecurity Review Measures (2020 Version) was repealed at the same time. The Cybersecurity Review Measures (2021 Version) iterates that the procurement of any network product or service by CIIOs or the conducting of data processing activities by online platform operators, that affects or may affect national security, shall be subject to a cybersecurity review and any online platform operators handling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review.

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

While the Cybersecurity Review Measures (2021 Version) and Administrative Regulations of Network Data Security were adopted, their implementation provisions remain substantially uncertain and may be subject to change. Due to the lack of further interpretations, the exact scope of what constitute a “CIIO,” “online platform operators,” “data processors,” or “data handlers” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us.

We believe that neither we nor any of our PRC subsidiaries or the VIEs is subject to the cybersecurity review, reporting or other permission requirements by the CAC under the applicable PRC cybersecurity laws and regulations with respect to the business operations of our PRC subsidiaries and the VIEs, because as of the date of this annual report, neither we, our PRC subsidiaries nor the VIEs has received any notice from any authorities identifying us as a CIIO or has conducted any data processing activities that affect or may affect national security or handles personal information of more than one million users; further, as of the date of this annual report, neither we, our PRC subsidiaries nor the VIEs has conducted business as an online platform operator or requiring us to undertake a cybersecurity review by the CAC.

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

In addition, for the years ended December 31, 2023, 2024 and 2025, the top five customers in terms of overall income contribution aggregately accounted for 71.1%, 64.8% and 36.9% of our total revenues, respectively. Although we plan to continue to expand our customer base to generate income from a wider range of customers, we cannot assure you that we will be able to succeed, and that such customer concentration will decrease. If we fail to retain our top customers, our overall income may decrease and our financial condition and results of operations may be materially and adversely affected.

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

Further, we also cannot assure you that we will not be found to be in breach of any provisions with our existing or future business partners if any of our business partners brings claims against us for breach of such provisions. For example, as we have not settled certain payments for tournament rights to a third-party pursuant to the payment provision in the relevant contract, if a claim is brought against us and we are found to be in breach of any provision, we may be subject to potential liabilities and penalties for breach of contracts, such as termination of agreements, liquidated damages etc., which may cause us to lose revenue. As a result of such potential breach, our reputation, financial condition and results of operations may be materially and adversely affected.

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

We could be subject to, or otherwise affected by, negative publicity about us or our business, shareholders, affiliates, managements, athletes, online entertainers, or other employees, as well as our partners, including governing bodies that oversee esports or athletes in esports with which we are involved or, more broadly, home cities, our competitors or other participants in the esports ecosystem. For example, negative publicity regarding the celebrities we and our esports business are associated with, regardless of merits, could create corresponding negative publicity for us, harm our brand image and, as a result, adversely impact our results of operations.

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

Risks Related to Our Crypto Mining Business

Bitcoin prices are highly volatile, which may affect our profitability and the value of our ADSs.

The fluctuation in Bitcoin price may have a material impact on our business, financial condition and results of operations. The price of Bitcoin has been extremely volatile. The cost to mine a Bitcoin is substantially independent of the then current price of Bitcoin so when prices are low, the cost per coin to mine may still consume much of our available cash, which means that there is less capital with which to invest in future company growth. In addition, we may sell our Bitcoin to pay expenses on an as-needed basis, irrespective of then-current prices. Consequently, our Bitcoin may be sold at a time when the prices are low, which could adversely affect our profitability. Given the volatility of Bitcoin, these factors render us unable to accurately predict in advance what our growth plans may be and accurately forecast any revenue and profitability projections for any reporting period.

In addition, our profitability is directly impacted by changes in the value of Bitcoin because under the value measurement model, both realized and unrealized changes are reflected in our statement of operations. This means that our operating results are subject to swings based upon increases or decreases in the value of Bitcoin.

Furthermore, we currently focus on Bitcoin (as opposed to other crypto assets) and our mining machines are principally utilized for mining Bitcoin and cannot mine other crypto assets, such as Ethereum. If other crypto assets were to achieve acceptance at the expense of Bitcoin, causing the value of Bitcoin to decline, or if Bitcoin were to switch to another algorithm for which our mining machines are not specialized, or the value of Bitcoin was to decline for other reasons, particularly if such decline were significant or over an extended period of time, our operating results would be adversely affected, and there could be a material adverse effect on our business, results of operation and financial performance.

The price of Bitcoin may be influenced by regulatory, commercial, technical and social factors that are highly uncertain.

Bitcoin and other crypto assets are relatively novel and are subject to various risks and uncertainties that may adversely impact their price. For example, the application of securities laws and other regulations to such assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may create new regulations or interpret laws in a manner that adversely affects the price of Bitcoin. The growth of the crypto assets industry in general, and the use and acceptance of Bitcoin in particular, may also impact the price of Bitcoin and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of Bitcoin could depend on the following:

●	public familiarity with crypto assets;
●	ease of buying and accessing Bitcoin;
●	institutional demand for Bitcoin as an investment asset;
●	consumer demand for Bitcoin as a means of payment; and
●	the availability and popularity of alternatives to Bitcoin.

Even if growth in Bitcoin adoption occurs in the near or medium term, there is no assurance that Bitcoin usage will continue to grow over the long term. Because Bitcoin has no physical existence beyond the record of transactions on the Bitcoin blockchain, a variety of technical factors related to the Bitcoin blockchain could also impact the price of Bitcoin. For example, malicious attacks by miners who validate Bitcoin transactions, inadequate mining fees to incentivize validating of Bitcoin transactions, “hard forks” of the Bitcoin blockchain, and advances in quantum computing could undercut the integrity of the Bitcoin blockchain and negatively affect the price of Bitcoin. The liquidity of Bitcoin may also be reduced and damage to the public perception of Bitcoin may occur, if financial institutions were to deny banking services to businesses that hold Bitcoin, provide Bitcoin-related services or accept Bitcoin as payment, which could also decrease the price of Bitcoin.

Furthermore, renowned persons, including social media influencers, may publicly discuss their holdings (or the holdings of companies with which they are affiliated) of Bitcoin or their intent to buy or sell large quantities of Bitcoin. This may have a dramatic impact on the price of Bitcoin, both up and down. At a minimum, these public statements delivered through social media may cause the price of Bitcoin to experience volatility, which could have a material adverse impact on the value of our Bitcoin holdings as well as the prices of Bitcoin that we may sell.

If we fail to grow our hash rate, we may be unable to compete, and our results of operations could suffer.

Generally, a Bitcoin miner’s chance of solving a block on the Bitcoin blockchain and earning a Bitcoin reward is a function of the miner’s hash rate (i.e., the amount of computing power devoted to supporting the Bitcoin blockchain), relative to the global network hash rate. As greater adoption of Bitcoin occurs, we expect the demand for Bitcoin will increase further, drawing more mining companies into the industry and thereby increasing the global network hash rate. As new and more powerful mining machines are deployed, the global network hash rate will continue to increase, meaning a miner’s chance of earning Bitcoin rewards will decline unless it deploys additional hash rate at pace with the industry.

Accordingly, to maintain our chances of earning new Bitcoin rewards and remaining competitive in our industry, we must seek to continually add new mining machines to grow our hash rate at pace with the growth in the Bitcoin global network hash rate. However, as demand has increased and scarcity in the supply of new mining machines has resulted, the price of new mining machines has increased sharply, and we expect this process to continue in the future as demand for Bitcoin increases. Therefore, if the price of Bitcoin is not sufficiently high to allow us to fund our hash rate growth through acquisitions of new mining machines and if we are otherwise unable to access additional capital to acquire these mining machines, our hash rate may stagnate and we may fall behind our competitors. If this happens, our chances of earning new Bitcoin rewards would decline and, as such, our results of operations and financial condition may suffer.

Our reliance on a third-party mining pool operator to produce Bitcoin mining income may subject our operations to increased risk of mining failure.

We use a third-party mining pool operator to receive our mining rewards from the network. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. The rewards are distributed by the pool operator, proportionally to our contribution to the pool’s overall mining power, used to generate each block. Should the pool operator’s system suffer downtime due to a cyberattack, software malfunction or other similar issues, it will negatively impact our ability to mine and receive revenue. Furthermore, we are dependent on the accuracy of the mining pool operator’s record keeping to accurately record the total processing power provided to the pool for a given Bitcoin mining application in order to assess the proportion of that total processing power we provided. While we have internal methods of tracking both our power provided and the total used by the pool, the mining pool operator uses its own record-keeping to determine our proportion of a given reward. We have little means of recourse against the mining pool operator if we determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operator, we may experience reduced reward for our efforts, which would have an adverse effect on our business and operations.

Our reliance on third-party hosting service providers may subject our operations to increased risk of mining failure.

The performance and reliability of our mining machines and our technology is critical to our reputation and our operations. In connection with our acquisition of Bitcoin mining assets in September 2025 and January 2026, we engaged a number of hosting service providers to provide hosting, operation and maintenance services to our mining machines. Pursuant to the service agreements, all of our hash rate capacity is hosted by such hosting service provider as of the date of this annual report. As a result, our operations and ability to mine Bitcoin could be adversely affected if any hosting service provider experiences general incompetence in performing its duties, experiences financial difficulties or bankruptcy, or otherwise cannot operate our Bitcoin miners in accordance with its contractual obligations. If our service agreement with any hosting service provider terminates for any reason, we may be forced to seek a replacement service provider and there is no guarantee that we will find suitable one on acceptable terms and on time, or at all.

Further significant disruptions in the crypto assets markets may cause further material impairment of the value and use of our mining machines.

The fluctuation in the price of Bitcoin, combined with general market sentiment caused by various Bitcoin company-related bankruptcies and restructurings, could lead to a material decline in the fair value of mining machines. We started our Bitcoin mining operation in September 2025 and any future decrease in the value of Bitcoin may cause us to record impairments in the value of our current and future crypto assets.

In addition, if Bitcoin prices dropped and held at a low level for a significant period of time, it could impact our profitability such that we would possibly need to consider whether it would be prudent to leave certain of our mining machines idle until the price of Bitcoin recovers. Theoretically, there is a minimum Bitcoin price that is so low that we would be incentivized to cease our mining operations, particularly where our operating costs exceed our revenues. However, this is a complex projection involving multiple ever-changing, dynamic variables as we have multiple mining sites in different condition and with different hosting unit price, and these costs would need to be compared to the current revenue being produced by our mining machines.

Geopolitical or economic crises may create increased uncertainty and price changes, or motivate large-scale sales of crypto assets, which could result in a reduction in some or all crypto assets’ values and adversely affect an investment in our securities.

As an alternative to fiat currencies that are backed by central governments, crypto assets such as Bitcoin, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services. It is unclear how such supply and demand will be impacted by geopolitical events. In addition, geopolitical or economic crises may motivate large-scale acquisitions or sales of crypto assets either globally or locally. Large-scale sales of crypto assets would result in a reduction in their value and could adversely affect an investment in our securities.

In addition, we are subject to price volatility and uncertainty due to geopolitical crises and economic downturns. Such geopolitical crises and global economic downturns may be a result of invasion, or possible invasion, by one nation of another, leading to increased inflation and supply chain volatility. Such crises, as well as inflation, will likely continue to have an effect on our ability to do business in a cost-effective manner.

The development and acceptance of crypto assets networks and other crypto assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of crypto assets systems may adversely affect an investment in our securities.

Crypto assets such as Bitcoin, that may be used, among other things, to buy and sell goods and services are a new and rapidly evolving industry. The growth of the crypto assets industry in general, and the crypto assets networks of Bitcoin in particular, are highly uncertain. The factors affecting the further development of the crypto assets industry, as well as the crypto assets networks, include:

●	continued worldwide growth in the adoption and use of Bitcoins and other crypto assets;
●	government and quasi-government regulation of Bitcoins and other crypto assets and their use, or restrictions on or regulation of access to and operation of the crypto assets network or similar crypto assets systems;
●	the maintenance and development of the open-source software protocol of the Bitcoin network;
●	changes in consumer demographics and public tastes and preferences;
●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
●	general economic conditions and the regulatory environment relating to crypto assets;
●	the impact of regulators focusing on crypto assets and digital securities and the costs associated with such regulatory oversight; and
●	a decline in the popularity or acceptance of the crypto assets networks of Bitcoin, or similar crypto assets systems, could adversely affect an investment in our securities.

The open-source structure of the Bitcoin network protocol means the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage the Bitcoin network and an investment in our securities.

Crypto assets networks are open-source projects and, although there is an influential group of leaders, there is no official developer or group of developers that formally controls the Bitcoin network. As an open-source project, Bitcoin is not represented by an official organization or authority. The Bitcoin network protocol is not sold and contributors are generally not compensated for maintaining and updating the Bitcoin network protocol. The lack of guaranteed financial incentive for contributors to maintain or develop the Bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the Bitcoin network may reduce incentives to address the issues adequately or in a timely manner. Changes to a crypto assets network in which we are directing our mining efforts may adversely affect an investment in our securities.

A temporary or permanent “fork” could adversely affect our business operations and financial conditions.

Many public blockchain networks, including the Bitcoin network, operate using open-source protocols, meaning that any user can download the software, modify it and then propose that the users and miners of Bitcoin, for example, adopt the modification. The development team for a network might propose and implement amendments to a network’s source code through software upgrades altering the original protocol, including fundamental ideas such as the irreversibility of transactions and limitations on the validation of blockchain software distributed ledgers. Such changes to original protocols and software could materially and adversely affect our business, operating results and financial condition.

When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and the network remains uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “hard fork” of the Bitcoin network, with one group running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of Bitcoin running in parallel, yet lacking interchangeability. Both Bitcoin and ethereum networks have experienced “forks” in recent years. A fork can lead to a disruption of networks and its information technology systems, which can further lead to temporary or even permanent loss of client assets. For example, in August 2017, Bitcoin “forked” into Bitcoin and new crypto assets, “Bitcoin cash”, as a result of a several-year dispute over how to increase the rate of transactions that the Bitcoin network can process.

Forks may also occur as a network community’s response to a significant security breach. For example, in June 2016, an anonymous hacker exploited a smart contract running on the ethereum network to syphon approximately US$60 million of ethereum held by the DAO, a distributed autonomous organization, into a segregated account. In response to the hack, most participants in the ethereum community elected to adopt a “fork” that effectively reversed the hack. However, a minority of users continued to develop the original blockchain, now referred to as “ethereum classic” with the crypto assets on that blockchain now referred to as ether classic, or ETC. ETC now trades on several crypto assets trading platforms.

A fork may also occur as a result of an unintentional or unanticipated software flaw in the various versions of otherwise compatible software that users run. Such a fork could lead to users and miners abandoning the crypto assets with the flawed software. It is possible, however, that a substantial number of users and miners could adopt an incompatible version of the crypto assets while resisting community-led efforts to merge the two chains. This could result in a permanent fork, as in the case of ethereum and ethereum classic.

In addition, many developers have previously initiated hard forks in the Bitcoin blockchain to launch new crypto assets, such as Bitcoin cash, Bitcoin gold, Bitcoin silver and Bitcoin diamond. Later, the Bitcoin cash blockchain was again forked to launch a new crypto assets, Bitcoin satoshi’s vision. To the extent such crypto assets compete with the crypto assets held by us, such competition could impact demand for such crypto assets and could adversely impact our business operations and financial condition. Furthermore, a hard fork can lead to new security concerns. For example, when the ethereum and ethereum classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast to nefarious effect on the other network, plagued ethereum trading platforms through at least October 2016. An ethereum trading platform announced in July 2016 that it had lost 40,000 ether classic, worth about US$100,000 at that time, as a result of replay attacks. Another possible result of a hard fork is an inherent decrease in the level of security due to significant amounts of mining power remaining on one network or migrating instead to the new forked network. After a hard fork, it may become easier for an individual miner or mining pool’s hashing power to exceed 50% of the processing power of the crypto assets network that retained or attracted less mining power, thereby making crypto assets that rely on proof-of-work more susceptible to attack.

A hard fork may adversely affect the price of the crypto assets at the time of announcement or adoption. For example, the announcement of a hard fork could lead to increased demand for the pre-fork crypto assets, in anticipation that ownership of the pre-fork crypto assets would entitle holders to a new crypto asset following the fork. The increased demand for the pre-fork crypto assets may cause the price of the crypto assets to rise. After the hard fork, it is possible the aggregate price of the two versions of the crypto assets running in parallel would be less than the price of the crypto assets immediately prior to the fork.

Any future forks could adversely affect our business operations and financial conditions.

Transactional fees may decrease demand for Bitcoin and prevent expansion.

Currently, miners receive both rewards of new Bitcoin and transaction fees paid in Bitcoin by persons engaging in Bitcoin transactions on the Bitcoin blockchain for being the first to solve Bitcoin blocks. As the number of Bitcoins currency rewards awarded for solving a block in a blockchain decreases, the incentive for miners to continue to contribute to the Bitcoin network may transition from a set reward and transaction fees to solely transaction fees. This transition could be accomplished by miners independently electing to record in the blocks they solve only those transactions that include payment of the highest transaction fees. If transaction fees paid for Bitcoin transactions become too high, the marketplace may be reluctant to accept Bitcoin as a means of payment and existing users may be motivated to switch from Bitcoin to another crypto assets or to fiat currency. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for Bitcoin and prevent the expansion of the Bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the price of Bitcoin that could adversely impact an investment in our securities. Decreased use of and demand for Bitcoin may adversely affect its value and result in a reduction in the price of Bitcoin and, consequently, the value of our ADSs.

The decentralized nature of the governance of Bitcoin systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles. Governance of many Bitcoin systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of Bitcoin systems leads to ineffective decision making that slows development and growth of such crypto assets, the value of our ADSs may be adversely affected.

To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transaction fee will not be recorded on the blockchain until a block is solved by a miner who does not require the payment of transaction fees. Any widespread delays in the recording of transactions could result in a loss of confidence in that crypto assets network, which could adversely impact an investment in our securities.

To the extent that any miners cease to record transaction in solved blocks, such transactions will not be recorded on the blockchain. Currently, there are no known incentives for miners to actively not record transactions in solved blocks. However, to the extent that any such incentives arise (e.g., a collective movement among miners or one or more mining pools forcing Bitcoin users to pay transaction fees as a substitute for or in addition to the award of new Bitcoins upon the solving of a block), actions of miners solving a significant number of blocks could delay the recording and confirmation of transactions on the blockchain. Any systemic delays in the recording and confirmation of transactions on the blockchain could result in greater exposure to double-spending transactions and a loss of confidence in certain or all crypto assets networks, which could adversely impact an investment in our securities.

If a malicious actor or botnet obtains control in excess of 50% of the processing power active on any crypto assets network, including the Bitcoin network, it is possible that such actor or botnet could manipulate the blockchain in a manner that adversely affects an investment in our securities.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on any crypto assets network, it may be able to alter the blockchain by constructing alternate blocks if it is able to solve for such blocks faster than the remainder of the miners on the blockchain. Within the alternate blocks, the malicious actor or botnet could control, exclude or modify the ordering of transaction. However, it could not generate new crypto assets or transactions using such control. Using alternate blocks, the malicious actor or botnet could “double-spend” its own crypto assets (i.e., spend the same crypto assets in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintains control. To the extent that such malicious actor or botnet does not yield its majority control of the processing power or the crypto assets community does not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible. Such changes could adversely affect an investment in our securities.

The approach towards and possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of crypto assets transactions. To the extent that the crypto assets ecosystems do not act to ensure greater decentralization of crypto mining processing power, the feasibility of a malicious actor obtaining in excess of 50% of the processing power on any crypto assets network (e.g., through control of a large mining pool or through hacking such a mining pool) will increase, which may adversely impact an investment in our securities.

Bitcoin is subject to halving, and as such the reward for successfully solving a block will halve several times in the future and its value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts, which could cause us to cease our mining operations altogether and investors could suffer a complete loss of their investment.

Halving is a process designed to control the overall supply and reduce the risk of inflation in crypto assets using a proof-of-work consensus algorithm. In an event referred to as Bitcoin “halving,” the Bitcoin reward for mining any block is cut in half. This process is scheduled to occur once every 210,000 blocks. It is estimated that Bitcoin will halve in approximately every four years thereafter, until the total amount of Bitcoin rewards issued reaches 21.0 million, and the theoretical supply of new Bitcoin is exhausted, which is expected to occur in around 2140. Once 21.0 million Bitcoin are generated, the network will stop producing more. While Bitcoin prices have had a history of price fluctuations around halving events, there is no guarantee that any such price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the price of Bitcoin does not follow these anticipated halving events, the revenue from our mining operations would decrease, and we may not have an adequate incentive to continue mining and may cease mining operations altogether, which may adversely affect an investment in our securities and investors could suffer a complete loss of their investment.

Furthermore, such reductions in Bitcoin rewards for uncovering blocks may result in a reduction in the aggregate hash rate of the Bitcoin network as the incentive for miners decreases. Miners ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions and make the Bitcoin network more vulnerable to malicious actors or botnets obtaining control in excess of 50% of the processing power active on the blockchain. Such events may adversely affect our activities and an investment in our securities.

To the extent that the profit margins of crypto mining operations are not high, operators of crypto mining operations are more likely to immediately sell their crypto assets earned by mining in the crypto assets exchange market, resulting in a reduction in the price of crypto assets that could adversely impact an investment in our securities.

Over the years, crypto mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation mining machines. Currently, new processing power brought onto the crypto assets networks is predominantly added by “professionalized” mining operations. Professionalized mining operations may use proprietary hardware or sophisticated machines.

Professionalized mining operations require:

●	the investment of significant capital for the acquisition of such hardware;
●	the leasing of operating space (often in data centers or warehousing facilities);
●	incurring of electricity costs; and
●	the employment of technicians to operate the mining farms.

As a result, professionalized mining operations are of a greater scale than prior miners and have more defined, regular expenses and liabilities. These regular expenses and liabilities require professionalized mining operations to more immediately sell crypto assets earned from mining operations on the crypto assets exchange market. To the contrary, it is believed that past individual miners were more likely to hold mined crypto assets for more extended periods. The immediate selling of newly mined crypto assets greatly increases the supply of crypto assets on the crypto assets exchange market, creating downward pressure on the price of each crypto assets.

The extent to which the value of crypto assets mined by a professionalized mining operation exceeds the allocable capital and operating costs determines the profit margin of such operation. A professionalized mining operation may be more likely to sell a higher percentage of its newly mined crypto assets rapidly if it is operating at a low profit margin and it may partially or completely stop operations if its profit margin is negative.

In a low profit margin environment, a higher percentage could be sold into the crypto assets exchange market more rapidly, potentially reducing crypto assets prices. Lower crypto assets prices may result in further tightening of profit margins, particularly for professionalized mining operations with higher costs and more limited capital reserves, creating a network effect that may further reduce the price of crypto assets until mining operations with higher operating costs become unprofitable and remove mining power from the respective crypto assets network. The network effect of reduced profit margins resulting in greater sales of newly mined crypto assets could result in a reduction in the price of crypto assets that could adversely impact an investment in our securities.

The loss or destruction of a private key required to access a crypto asset may be irreversible. Loss of access to the private keys or a data loss relating to our crypto assets collateralized could adversely affect an investment in our securities.

Crypto assets are controllable only by the possessor of both the unique public key and private key relating to the local or online digital wallet which hold the crypto assets. The operators of crypto assets networks require the publish of public key relating to a digital wallet in use once a spending transaction is verified from that digital wallet and broadcast such information into the respective network. As to the private key, to the extent a private key is lost, destroyed or otherwise compromised and no backup of the private key is accessible, there will be no access to the crypto assets and the private key will not be capable of being restored by the respective crypto assets network. Any loss of private keys relating to digital wallets used to store our crypto assets collateralized could adversely affect an investment in our securities.

Security threats to our crypto mining business could result in a loss of our crypto assets collateralized, or damage to our reputation and our brand, each of which could adversely affect an investment in our securities.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the crypto assets exchange markets. A security breach caused by hacking could include, but is not limited to:

●	efforts to gain unauthorized access to information or systems;
●	efforts to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment; and
●	the inadvertent transmission of computer viruses.

A security breach by hacking could harm our crypto mining operations or result in loss of our crypto assets collateralized and stored at wallets held by third parties. Any breach of the related infrastructure could result in reputational harm and erode the trust of our partners and stockholders, which could adversely affect an investment in our securities. Furthermore, as the assets grow, they may become a more appealing target for security threats such as hackers and malware. Notwithstanding the safeguards implemented to protect our crypto assets collateralized, the security systems may not be impenetrable or free from defect, and we may incur loss due to a security breach, software defect or event outside of our or our third-party service providers’ control. If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our crypto assets collateralized, we may lose some or all of the Bitcoin and our financial condition and results of operations could be materially adversely affected.

The security system and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee, or otherwise, and, as a result, an unauthorized party may obtain access to the private keys, data or Bitcoins. Additionally, outside parties may attempt to fraudulently induce our employees to disclose sensitive information in order to gain access to our infrastructure.

Despite our or our third-party service providers’ efforts, it may be difficult to anticipate these techniques or implement adequate preventative measures since the hacking techniques used are often not recognized until launched against a target. Ability to adopt technology in response to changing security needs or trends and our reliance on third-party service providers pose a challenge to the safekeeping of our crypto assets collateralized. If an actual or perceived breach of security system occurs, the market perception of the effectiveness of our controls could be harmed, which could adversely affect an investment in our securities. Further, in the event of a security breach, we may be subject to litigation forced to cease operations, or suffer a reduction in assets, the occurrence of each of which could adversely affect an investment in our securities.

Crypto assets transactions are irrevocable and stolen or incorrectly transferred crypto assets may be irretrievable. As a result, any incorrectly executed crypto assets transactions could adversely affect an investment in our securities.

Crypto assets transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction or, in theory, control or consent of a majority of the processing power on that crypto assets network. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer of crypto assets or a theft of crypto assets generally will not be reversible, and we may not be capable of seeking compensation for any such transfer or theft.

The limited rights of legal recourse available to us and our lack of insurance protection expose us and our stockholders to the risk of loss of our crypto assets collateralized.

Our crypto assets collateralized are not insured. If these crypto assets are lost, stolen or destroyed under circumstances rendering a party liable to us, the responsible party, such as our third-party custody provider, may not have the financial resources sufficient to satisfy our claim. Further, banking institutions will not accept these crypto assets and they are therefore not insured by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. As a result, a loss may be suffered with respect to our crypto assets collateralized which is not covered by insurance and we may not be able to recover any of our carried value in these crypto assets if they are lost or stolen or suffer significant and sustained reduction in conversion spot price. If we are not otherwise able to recover damages from a malicious actor in connection with these losses, our business and results of operations may suffer, which may have a material negative impact on our share price.

The properties included in our mining network may experience damage, including damage that is not covered by insurance.

As of December 31, 2025, all of our mining operations are in North America. Our current or future mining sites we may establish are subject to a variety of risks relating to physical condition and operation, including, but not limited to:

●	the presence of construction or repair defects or other structural or building damage;
●	any non-compliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;
●	any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and
●	claims by employees and others for injuries sustained at our properties.

For example, our mining sites could be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster, the coronavirus or another pandemic, or by a terrorist or other attack. The security and other measures taken to protect against these risks may not be sufficient. Additionally, the mining sites could be materially adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity. Given the power requirements of our mining operations, it would not be feasible to run our mining machines on back-up power generators in the event of a power outage. In the event of any loss, such mining machines may not be adequately repaired in a timely manner or at all, and we may lose some or all of the future revenues anticipated to be derived from such mining machines.

Banks and other financial institutions may not provide banking services, or may cut off services, to businesses that engage in cryptocurrency-related activities or that accept crypto assets as payment, including financial institutions of investors in our securities.

A number of companies that engage in Bitcoin and/or other Bitcoin-related activities have been unable to find banks or other financial institutions that are willing to provide them with bank accounts and other services. This is particularly true as a result of certain bank failures, which were connected to cryptocurrency activities. In addition, banks and other financial institutions may terminate services to companies that engage in crypto-related activities due to regulatory actions.

Subject to such restrictions, we also may be unable to obtain or maintain these services for our business. The difficulty that many businesses in our industry and in related industries have and may continue to have in finding banks and financial institutions willing to provide them services may now, and in the future, decrease the usefulness of crypto assets as a payment system, harm public perception of crypto assets and decrease their usefulness.

The usefulness of crypto assets as a payment system and the public perception of crypto assets could be damaged if banks or other financial institutions were to close the accounts of businesses engaging in Bitcoin and/or other Bitcoin-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market and the Depository Trust Company, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect our relationships with financial institutions and impede our ability to convert crypto assets to fiat currencies. Such factors could have a material adverse effect on our business, results of operations and financial performance.

There is a lack of liquid markets for crypto assets, and blockchain/Bitcoin-based assets are susceptible to potential manipulation.

Crypto assets that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have listing requirements and vet issuers, requiring them to be subjected to rigorous listing standards and rules and monitor investors transacting on such platform for fraud and other improprieties. These conditions may not necessarily be replicated on a distributed ledger platform, depending on the platform’s controls and other policies. For example, events like bankruptcies in the crypto assets industry involved platforms which were not publicly listed without regulatory supervision. The laxer a distributed ledger platform is about vetting issuers of Bitcoin assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of the ledger due to a control event. These factors may decrease liquidity or volume or may otherwise increase volatility of investment securities or other assets trading on a ledger-based system, which may adversely affect us. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of the Bitcoin we mine or otherwise acquire or hold for our own account and harm investors.

Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in crypto assets.

We compete with other users and/or companies that are mining crypto assets and other potential financial vehicles, including companies whose securities are backed by or linked to crypto assets. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in crypto assets directly, which could limit the market for our shares and reduce their liquidity. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our ability to successfully pursue our business strategy or operate at all, or to maintain a public market for our securities. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or other crypto assets we mine or otherwise acquire or hold for our own account, and harm investors.

Crypto assets face significant scaling obstacles that can lead to high fees or slow transaction settlement times.

Crypto assets face significant scaling obstacles that can lead to high fees or slow transaction settlement times and attempts to increase the volume of transactions may not be effective. Scaling crypto assets is essential to the widespread acceptance of crypto assets as a means of payment, which widespread acceptance is necessary to the continued growth and development of our business. Many Bitcoin networks face significant scaling challenges. For example, crypto assets are limited with respect to how many transactions can occur per second. Participants in the Bitcoin ecosystem debate potential approaches to increasing the average number of transactions per second that the network can handle and have implemented mechanisms or are researching ways to increase scale, such as increasing the allowable sizes of blocks, and therefore the number of transactions per block and sharding (a horizontal partition of data in a database or search engine), which would not require every single transaction to be included in every single miner’s or validator’s block. However, there is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of Bitcoin transactions will be effective, or how long they will take to become effective, which could adversely affect an investment in our securities.

There are risks related to technological obsolescence, the vulnerability of the global supply chain for Bitcoin hardware disruption, and difficulty in obtaining new hardware which may have a negative effect on our business.

Our mining operations can only be successful and ultimately profitable if the costs, including hardware and electricity costs, associated with mining crypto assets are lower than the price of a Bitcoin. Our mining machines experience ordinary wear and tear in the course of operation and may also face significant malfunctions caused by a number of extraneous factors beyond our control. We have purchased on-rack mining machines from third parties. The degradation of our mining machines requires us to, over time, replace those mining machines which are no longer functional. Additionally, as the technology evolves, we are required to acquire newer models of miners to remain competitive in the market. Reports have been released which indicate that manufacturers or sellers of mining machines adjust the prices of their mining machines according to Bitcoin prices, so the cost of new machines is unpredictable but could be extremely high. As a result, at times, we may obtain mining machines and other hardware from third parties at premium prices, to the extent they are available. This upgrading process requires substantial capital investment, and we may face challenges. Further, the global supply chain for Bitcoin mining machines is presently heavily dependent on China-based manufacturers. In addition, there have been shortages of the semiconductors which are key components in miner production. Should any disruptions to the China-based global supply chain for Bitcoin hardware on the spot market or otherwise occur, we may not be able to obtain adequate replacement parts for our existing mining machines or to obtain additional mining machines from the manufacturer or third parties on a timely basis. Such events could have a material adverse effect on our ability to pursue our business strategy, which could have a material adverse effect on our business and the value of our ADSs.

We are subject to risks associated with our need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours.

The operation of a Bitcoin mining activity generally requires massive amounts of electrical power. Our Bitcoin mining operations can only be successful and ultimately profitable if the costs, including electrical power costs, associated with mining a Bitcoin are lower than the price of a Bitcoin. As a result, any mine we establish can only be successful if we can obtain sufficient electrical power for that mine on a cost-effective basis, and our establishment of new mines requires us to find locations where that is the case. There may be significant competition for suitable mine locations, and government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage or may otherwise potentially restrict or prohibit the provision or electricity to mining operations.

Any shortage of electricity supply or increase in electricity cost in a jurisdiction may negatively impact the viability and the expected economic return for Bitcoin mining activities in that jurisdiction. In addition, the significant consumption of electricity may have a negative environmental impact, including contribution to climate change, which may give rise to public opinion against allowing the use of electricity for Bitcoin mining activities or government measures restricting or prohibiting the use of electricity for Bitcoin mining activities. Please see “-The regulatory and legislative developments related to climate change may materially adversely affect our brand, reputation, crypto mining business, operating results and financial condition” for impact of regulatory developments on our crypto mining business.

Our mining operating costs may outpace our mining revenues, which could seriously harm our business or increase our losses.

Our mining operations are costly, and our expenses may increase in the future. We may use cash on hand and may seek to obtain credit facilities, issue equity or debt securities to fund our crypto mining operations. An increase in our expense may not be offset by a corresponding increase in revenue. Our expenses may be greater than we anticipate, and our investments to make our business more efficient may not succeed and may outpace monetization efforts. Increases in our costs without a corresponding increase in our revenue would increase our losses and could seriously harm our business and financial performance.

We may not adequately respond to rapidly changing technology, which may negatively affect our crypto mining business.

Competitive conditions within the crypto assets industry require that we use sophisticated technology in the operation of our crypto mining business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently utilize, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors in the crypto assets industry, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business and operations may suffer, and there may be adverse effects on the price of our ADSs.

Regulatory changes or actions may restrict the use of Bitcoins or the operation of the Bitcoin network in a manner that adversely affects an investment in our securities.

As Bitcoin has grown in popularity and in market size, the SEC and other regulators have begun to examine the operations of the Bitcoin network, Bitcoin users and the Bitcoin exchange market. Crypto assets currently face an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions. Many regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of Bitcoin, the Bitcoin network and Bitcoin users. The effect of any future regulatory change on us, Bitcoins or other crypto assets is impossible to predict, but such change could be substantial and adverse to us and could adversely affect an investment in our securities.

Furthermore, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use crypto assets or to exchange crypto assets for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in our ADSs.

Due to the unregulated nature and lack of transparency surrounding the operations of many Bitcoin trading venues, they may experience fraud, security failures or operational problems, which may adversely affect the value of our Bitcoin.

Bitcoin trading venues are relatively new and, in some cases, unregulated. Furthermore, there are many Bitcoin trading venues which do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in Bitcoin trading venues, including prominent exchanges that handle a significant volume of Bitcoin trading.

Negative perception, a lack of stability in the broader Bitcoin markets and the closure or temporary shutdown of Bitcoin trading venues due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in Bitcoin and result in greater volatility in the prices of Bitcoin. To the extent investors view our ADSs as linked to the value of our Bitcoin holdings, such a negative perception of Bitcoin trading venues could have a material adverse effect on the market value of our ADSs.

If regulatory changes or interpretations require the regulation of Bitcoins by the SEC, we may be required to register and comply with such regulations, which may result in extraordinary expenses to us.

Current and future legislation and the SEC rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which Bitcoins are treated for classification and clearing purposes.

For example, to the extent that digital assets including Bitcoins and other digital assets we own or may own are deemed by the SEC to fall within the definition of a security, we may be required to register and comply with additional regulation under the Investment Act, including additional periodic reporting and disclosure standards and requirements and our registration as an investment company. Furthermore, one or more states may conclude Bitcoins and other digital assets we own or may own are a security under state securities laws which would require registration under state laws including merit review laws which would adversely impact us.

There is no authoritative law, rule or binding guidance published by the SEC regarding the status of crypto assets as “securities” or “investment securities” under the Investment Company Act. If we fall within the definition of an investment company under the Investment Company Act, we would be required to register with the SEC. If an investment company fails to register, it likely would have to stop doing almost all business, and its contracts would become voidable. Generally, non-U.S. issuers may not register as an investment company without an SEC order.

There can be no assurances that we will properly characterize any given crypto assets as a security or non-security for purposes of determining which crypto assets to mine, hold and trade, or that the SEC, or a court, if the question was presented to it, would agree with our assessment. We could be subject to judicial or administrative sanctions for failing to offer or sell crypto assets in compliance with the registration requirements, or for acting as a broker or dealer without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, disgorgement, criminal liability, and reputational harm. Further, if any of our crypto assets collateralized is deemed to be a security under the laws of any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such crypto assets. For instance, all transactions in such supported crypto assets would have to be registered with the SEC, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Further, it could draw negative publicity and a decline in the general acceptance of the crypto assets. Also, it may make it difficult for such crypto assets to be traded, cleared and custodied as compared to other crypto assets that are not considered to be securities.

We cannot be certain as to how future regulatory developments will impact the treatment of Bitcoins under the securities laws and other applicable laws. Any additional regulatory requirements, such as the registration requirement, may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our securities. If we determine not to comply with such additional regulatory requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in our securities.

Our Bitcoin holdings could subject us to regulatory scrutiny.

Several Bitcoin investment vehicles have attempted to list their shares on a U.S. national securities exchange to permit them to function in the manner of an exchange-traded fund, or ETF, with continuous share creation and redemption at net asset value, or NAV. The SEC used to cite concerns over the surveillance of trading in markets for the underlying Bitcoin as well as concerns about fraud and manipulation in Bitcoin trading markets. Even though we do not function in the manner of an ETF, nor do we offer continuous share creation and redemption at NAV, it is possible that we could nevertheless face regulatory scrutiny from the SEC, as a company with securities traded on the Nasdaq.

If regulatory changes or interpretations of our activities require us to register as a money services business (“MSB”) or “money transmitter” (“MT”) under relevant laws and regulations, our compliance with such laws and regulations may result in extraordinary expenses to us.

To the extent that any of our activities cause us to be deemed an MSB, we may be required to comply with the Financial Crimes Enforcement Network, or FinCEN, regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our activities cause us to be deemed an MT or equivalent designation, under the applicable regulations, we may be required to seek a license or otherwise register with a regulator and comply with applicable regulations that may include the implementation of anti-money laundering programs, maintenance of certain records and other operational requirements. Many regulators have proposed or made public statements indicating that virtual currency businesses or virtual currency exchangers may be required to seek licenses as money transmitters. Some regulators also proposed legislation regarding the treatment of Bitcoin and other crypto assets.

Such additional regulatory obligations may cause us to incur extraordinary expenses, possibly affecting an investment to our ADSs in a material and adverse manner. Furthermore, we and our service providers may not be capable of complying with certain regulatory obligations applicable to MSBs and MTs. If we are deemed to be subject to such obligations, and fail to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate. Any such action may adversely affect an investment in our securities or result in a complete loss for our investors.

Current interpretations require the regulation of Bitcoins under the Commodities Exchange Act of 1936, as amended, or CEA, by the Commodity Futures Trading Commission, or CFTC, which may cause us to incur additional compliance costs.

Current and future legislation, CFTC and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which Bitcoins are treated for classification and clearing purposes. In particular, the CFTC’s jurisdiction is implicated when a virtual currency is used in a derivatives contract, or if there is fraud or manipulation involving a virtual currency traded in interstate commerce. We cannot be certain as to how future regulatory developments will impact the treatment of Bitcoins under the law.

We may be required to register and comply with additional regulation under the CEA, including additional periodic report and disclosure standards and requirements. Moreover, if in the future we engage in an investment trust, syndicate, or similar form of enterprise (a commodity pool) that solicits, accepts, or receives funds, securities, or property for the purpose of trading futures contracts, commodity options, or swaps or investing in other commodity pools, we may be required to register as a commodity pool operator and to register the Company as a commodity pool with the CFTC through the National Futures Association. Such additional registrations may result in significant expenses, thereby materially and adversely impacting an investment in our ADSs. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease our Bitcoin operations in the U.S. Any such action may adversely affect an investment in our ADSs.

Our interactions with the Bitcoin network may expose us to specially designated nationals (“SDN”) or blocked persons or cause us to violate provisions of law that did not contemplate distributed ledger technology.

The Office of Financial Assets Control (“OFAC”) of the U.S. Department of Treasury requires us to comply with its sanction program and not conduct business with persons named on its SDN list. However, because of the pseudonymous nature of blockchain transactions, we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s SDN list. Our policy prohibits any transactions with such SDN individuals, and we take all commercially reasonable steps to avoid such transactions, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to selling cryptocurrency assets. Moreover, there is a risk that some bad actors will continue to attempt to use cryptocurrencies, including Bitcoin, as a potential means of avoiding federally imposed sanctions.

We are unable to predict the nature or extent of new and proposed legislation and regulation affecting the cryptocurrency industry, or the potential impact of the use of cryptocurrencies by SDN or other blocked or sanctioned persons, which could have material adverse effects on our business and our industry more broadly. Further, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties as a result of any regulatory enforcement actions, all of which could harm our reputation and affect the value of our ADSs.

The regulatory and legislative developments related to climate change may materially adversely affect our brand, reputation, crypto mining business, operating results and financial condition.

Our Bitcoin mining operations require a substantial amount of electrical power and can only be successful, and ultimately profitable, if the costs we incur, including for electricity, are lower than the revenue we generate from our operations. As a result, any mine we establish can only be successful if we can obtain sufficient electrical power for that mine on a cost-effective basis, and our establishment of new mines requires us to find locations where that is the case. For instance, our plans and strategic initiatives for expansion are based, in part, on our understanding of current environmental and energy regulations, policies and initiatives enacted by federal and state regulators. If new regulations are imposed, or if existing regulations are modified, the assumptions we made underlying our plans and strategic initiatives may be inaccurate, and we may incur additional costs to adapt our planned business, if we are able to adapt at all, to such regulations.

In addition, there continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty for our business because the Bitcoin mining industry, with its high energy demand, may become a target for future environmental and energy regulation. New legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Further, any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations.

For example, the U.S. Energy Information Administration (the “EIA”) announced in February 2024 that it will conduct a mandatory survey focused on systematically evaluating the electricity consumption associated with cryptocurrency mining activity. It is possible that such mandatory surveys will be used by the EIA to generate negative reports regarding the Bitcoin mining industry’s use of power and other resources, which could spur additional negative public sentiment and adverse legislative and regulatory action against us or the Bitcoin mining industry as a whole. Surveys and other regulatory actions could increase our cost of operations or otherwise make it more difficult for us to operate at our current locations. In addition, imposition of a carbon tax or other regulatory fee in a jurisdiction where we operate or on electricity that we purchase could result in substantially higher energy costs, and due to the significant amount of electrical power required to operate crypto mining machines, could in turn put our facilities at a competitive disadvantage.

Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition and results of operations. Further, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could result in a material adverse effect on our business and financial condition.

We are subject to an extensive, highly evolving and uncertain regulatory and business landscape and any adverse changes to, or our failure to comply with, any laws and regulations, and adverse business reactions from counterparties could adversely affect our brand, reputation, business, operating results and financial condition.

Our business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties and legal and regulatory interpretations and guidance. In addition, we face counterparty risk in the markets in which we operate, including regulatory aspects from financial services, federal energy and other regulators, the SEC, the CFTC, credit and crypto assets custody, exchange and transfer, cross-border and domestic money and crypto assets transmission, consumer and commercial lending, usury, foreign currency exchange, privacy, data governance and protection, cybersecurity, fraud detection, antitrust and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering and counter-terrorist financing, the same regulatory risks applicable to counterparties which are most notably hosting businesses, and the economic issues and bankruptcies befalling some in this industry.

Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, crypto assets and related technologies. As a result, some applicable laws and regulations do not contemplate or address unique issues associated with the crypto economy, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the crypto economy requires us to exercise our judgment as to whether certain laws, rules and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results and financial condition.

Additionally, various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries may adopt new laws and regulations, the direction and timing of which may be influenced by changes in the governing administrations and major events in the crypto economy. For example, following the failure of several prominent crypto trading venues and lending platforms in 2022, the U.S. Congress expressed the need for both greater federal oversight of the crypto economy and comprehensive cryptocurrency legislation. In the near future, various governmental and regulatory bodies, including in the United States, may introduce new policies, laws and regulations relating to crypto assets, the crypto economy and crypto assets platforms. For example, in January 2025, the Acting Commissioner of the SEC, Mark Uyeda, announced formation of new crypto task force with a purpose to develop a comprehensive and clear regulatory framework for crypto assets. The failures of risk management and other control functions at other companies related to crypto assets could accelerate an existing regulatory trend toward stricter oversight of crypto assets platforms and the crypto economy.

Due to our business activities, we may be subject to potential examinations, oversight and reviews by regulators, many of which have broad discretion to audit and examine our business. Moreover, new laws, regulations or interpretations may result in additional litigation, regulatory investigations and enforcement or other actions, including preventing or delaying us from offering certain products or services offered by our competitors or could impact how we offer such products and services. Adverse changes to, or our failure to comply with, any laws and regulations may have an adverse effect on our reputation, brand, business, operating results and financial condition.

The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies on certain topics. If financial accounting standards undergo significant changes, our operating results could fluctuate.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC, and various other bodies formed to promulgate and interpret appropriate accounting principles. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls and many companies’ accounting policies are being subjected to heightened scrutiny by regulators and the public. Further, there has been limited precedent for the financial accounting of crypto assets and related valuation and revenue recognition. Moreover, a change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. For example, in December 2023, the FASB issued Accounting Standards Update No. 2023-08, Intangibles-Goodwill and Other-Crypto Assets (ASU 2023-08): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), which represents a significant change in how entities that hold crypto assets will account for certain of those holdings. Previously, crypto assets held were accounted for as intangible assets with indefinite useful lives, which required us to measure crypto assets at cost less impairment. After the adoption of ASU 2023-08, which requires crypto assets held to be measured at fair value at each reporting date, with fair value gains and losses recognized through net income (loss). Fair value gains and losses can increase the volatility of our net income, especially if the underlying crypto asset market is volatile.

Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and may retroactively affect previously reported results and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and our business, operating results and financial condition.

Risks Related to Our Business Operations

We have incurred losses in the past and we may continue to experience losses in the future.

We incurred loss from operations of US$14.7 million, US$16.9 million and US$248.7 million, and net losses of US$13.3 million, US$12.7 million and US$238.1 million in 2023, 2024 and 2025, respectively. The historical losses reflect the substantial investments we made to grow our business. We cannot assure you that we will be able to generate net profits in the foreseeable future.

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

We rely partially on loans provided by commercial banks to fund our general operations. We entered into credit facilities and loan agreement with these commercial banks, pursuant to which we are subject to a number of restrictive covenants. Failure to meet the payment and other obligations, including financial covenants, security coverage requirement and requirements on notifying to or getting approval from banks in case of certain matters, such as restructuring, share transfer or listing, etc., could lead to defaults under these loan agreements. If we default under the loan agreement, we may have to cash the deposit of our working capital, which could have material impact on business and results of operation.

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

The global nature of our business requires us to comply with a wide variety of laws and regulations in each of the jurisdictions in which we operate. Such laws and regulations vary significantly from jurisdiction to jurisdiction and accordingly, it is difficult to produce and implement cost-efficient and group uniform systems, policies and practices for our compliance with the various law and regulations that apply to our businesses across the jurisdictions in which we operate or may come to operate. Moreover, the emerging nature of our industry may lead to that laws and regulations to which we must adhere change with short notice, and accordingly, activities historically undertaken by us may become restricted or banned. Our efforts to comply with a wide array of laws and regulations across several jurisdictions may come with significant costs for e.g., seeking appropriate professional advice in relation to the activities we wish to undertake. If we fail to comply with the laws and regulations of a particular jurisdiction, we may be prohibited from or restricted in conducting our business in that jurisdiction or suffer other adverse consequences which, over an extended period of time or in a number of jurisdictions, could lead to a decline in the revenue streams. In particular, our talent management business can be adversely affected by laws and regulations in certain jurisdictions that restrict the advertising of specified products and services. In China, in particular, governmental authorities promulgate and enforce laws and regulations that cover many aspects of our operations, including the organization of events, the scope of permitted business activities, licenses and permits for various activities, and foreign investments. Operators in China are required to obtain various government approvals, licenses and permits to operate. If we fail to obtain and maintain approvals, licenses or permits required for our business, we could be subject to liabilities, penalties and operational disruption and our business could be materially adversely affected. Such failures in China or elsewhere could adversely affect our ability to grow our business in China and other jurisdictions in which we operate. For details, see “— If we fail to obtain and maintain the requisite licenses, permits and approvals applicable to our esports business, or fail to obtain additional licenses that become necessary due to new enactment or promulgation of laws and regulations or our expansion, our business, results of operations and growth prospects may be materially and adversely affected.”

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

In June 2024, we adopted the 2024 Share Incentive Plan, or the 2024 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2024 Plan is 11,956,812. As of March 31, 2026, the number of underlying shares pursuant to the outstanding share awards granted under the 2024 Plan amounted to 1,559 Class A ordinary shares. In November 2025, we adopted the 2025 Share Incentive Plan (as amended in December 2025), or the 2025 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2025 Plan is 164,946,296. As of March 31, 2026, the number of shares available for future grant under the 2025 Plan was 119,515,989 ordinary shares. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plans.” We recognized substantial share-based compensation expenses in our consolidated financial statements in connection with these grants, and may continue to incur such expenses in the future.

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

The inquiries, inspections, investigations, claims and complaints can be initiated or asserted under or on the basis of a variety of laws in different jurisdictions, including esports-related laws, commercial performance laws, intellectual property laws, unfair competition laws, anti-monopoly laws, data protection and privacy laws, labor and employment laws, securities laws, cybersecurity laws, finance services laws, tort laws, contract laws and property laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. If we fail to defend ourselves in these actions, we may be subject to restrictions, fines or penalties that will materially and adversely affect our operations. Even if we are successful in our attempt to defend ourselves in legal and regulatory actions or to assert our rights under various laws and regulations, the process of communicating with relevant regulators, defending ourselves and enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. As we have become a public company, we may face additional exposure to claims and lawsuits. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims, which could harm our business, financial condition and results of operations.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

In the course of management’s preparation and our independent registered public accounting firm’s audits of our consolidated financial statements included in this annual report, we identified one material weakness in our internal control over financial reporting as of December 31, 2025, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB). A “material weakness” is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy the material weakness. See “Item 15. Controls And Procedures— Management’s Annual Report on Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to remediate the material weakness or our failure to discover and address any other material weakness could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, also requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weakness in our internal control over financial reporting.

In addition, if we fail to maintain adequate and effective internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

Any catastrophe, including natural disasters, public health crises, political crises, or other extraordinary events, could have a negative impact on our business operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, wars, riots, terrorist attacks or similar events could cause severe disruption to our daily operations, and may even require a temporary closure of our facilities. Our business could also be adversely affected by the effects of Ebola virus diseases, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome (SARS), 2019 Coronavirus Disease (COVID-19) or other epidemics. Our business operation could be disrupted if any of our employees are suspected of having any of the aforementioned epidemics or another contagious disease or condition, since it could require our employees to be quarantined or our offices to be disinfected. In addition, our business, financial condition, results of operations and prospects could be materially and adversely affected to the extent that any of these epidemics harms the economic conditions in the regions where we operate and the business operations of our customers and business partners in general.

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

Changes in the value of Renminbi, Euro, Swedish Krona and other foreign currencies against U.S. dollars are affected by, among other things, changes in local political and economic conditions. Any significant revaluation of the Renminbi, Euro or Swedish Krona may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our overseas securities offerings into Renminbi, Euro or Swedish Krona for our operations, appreciation of these currencies against the U.S. dollar would have an adverse effect on the amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi, Euro or Swedish Krona into U.S. dollars for the purpose of paying dividends or for other business purposes, appreciation of the U.S. dollar against these currencies would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the Renminbi, Euro or Swedish Krona against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs. Very limited hedging options are available to reduce our exposure to exchange rate fluctuations. Although from time to time, we may use hedging transactions in an effort to reduce our exposure to foreign currency exchange risk, these hedges may not be effective.

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

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our financial condition and results of operations. Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and the VIEs. For details, please see “— Risks Related to Our Corporate Structure — Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and the amended PRC Company Law and how they may impact the viability of our current corporate structure, corporate governance and operations.” If occurrences of any of these events result in our inability to direct the activities of the VIEs in China and/or our failure to receive the economic benefits from the VIEs, and we are unable to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP, which could materially and adversely affect our financial condition and results of operations.

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

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and the amended PRC Company Law and how they may impact the viability of our current corporate structure, corporate governance and operations.

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

The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth, and the growth rate of the Chinese economy has gradually slowed since 2010. Any prolonged slowdown in the Chinese economy may reduce the demand for our offerings of products and services and materially and adversely affect our business and results of operations. Furthermore, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us.

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

We cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us. If there are any other approvals, filings and/or other administration procedures to be obtained from or completed with any other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering or listing of securities overseas, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from such PRC regulatory agencies, which may have a material adverse effect on our business, financial condition and results of operations, as well as our ability to complete any future offshore securities offering.

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

NIP Group Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted through its wholly-owned subsidiaries in Sweden, China and the United States. We rely on dividends and other distributions on equity paid by our WFOE for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. To the extent our cash or assets in the business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to the imposition of restrictions and limitations on, the ability of NIP Group Inc. or its subsidiaries to transfer cash or assets. Current PRC regulations permit our WFOE to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our WFOE is required to set aside at least 10% of its accumulated profits each year, after making up previous years’ accumulated losses, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As a result of these laws, rules and regulations, our WFOE is restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our overseas securities offerings to make loans or additional capital contributions to our PRC subsidiaries and the VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

NIP Group Inc. is an offshore holding company conducting its operations in China through its PRC subsidiaries and the VIE. NIP Group Inc. may make loans to its PRC subsidiaries and the VIE, it may make additional capital contributions to its PRC subsidiaries, it may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or it may acquire offshore entities with business operations in China in an offshore transaction.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign- invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter- enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign- invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency- denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our overseas securities offerings, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 25, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by the PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds received from our overseas securities offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

As of March 31, 2026, Mr. Mario Yau Kwan Ho and Mr. Liwei “xiaoT” Sun beneficially own all of our issued Class B1 ordinary shares, and Mr. Hicham Chahine beneficially own all of our issued Class B2 ordinary shares. Mr. Mario Ho, Mr. Liwei “xiaoT” Sun and Mr. Hicham Chahine beneficially own 33,451,073 Class B1 ordinary shares, 18,449,048 Class B1 ordinary shares and 31,534,504 Class B2 ordinary shares, respectively, representing 7.5%, 4.1% and 7.0% of our total issued and outstanding ordinary shares, respectively, and 32.9%, 18.1% and 31.0% of the aggregate voting power, respectively, subject to the approval conditions for ordinary resolutions, the Weighted Voting Right and certain restrictions.

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

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held to produce passive income (the “asset test”). For purposes of the asset test, any cash and assets readily convertible into cash are categorized as passive assets, and the company’s goodwill and other unbooked intangibles should be treated as an active asset to the extent associated with activities that produce or intended to produce active income. In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet and the market price of our ADSs, we believe that we were not a PFIC for our 2025 taxable year. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually after the close of each taxable year that depends, in part, upon the composition and classification of our income and assets.

If we were treated as a PFIC for any taxable year, then U.S. investors could be subject to adverse U.S. federal income tax consequences (regardless of whether we continue to be a PFIC), including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. See “Item 10. Additional Information—10.E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for further information. U.S. investors should consult their tax advisers regarding our PFIC status for any taxable year and the potential application of the PFIC rules to an investment in our securities including the availability and the advisability of making certain elections under the PFIC rules.

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

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—10.B. Memorandum and Articles of Association—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. A large portion of our current operations are conducted through our PRC subsidiaries in China. In addition, except for Mr. Carl Stuart Agren, Mr. Carter Jack Feldman and Mr. King R.H. Harris, our directors, all of our current directors and officers listed in “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management” are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China and Sweden may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, China and Sweden, see “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership—Enforceability of Civil Liabilities.”

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act regulating the liability for insiders who profit from trades made in a short period of time;

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

●	the corporate governance requirement that we have a minimum of three members in our audit committee and certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

Our tenth amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change of control transactions.

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

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Global Market, our ADSs may be delisted, which could negatively impact the price of our ADSs and your ability to sell them.

Our ADSs are listed on the Nasdaq Global Market. We cannot assure you that our ADSs will continue to be listed on the Nasdaq Global Market. In order to maintain our listing on the Nasdaq Global Market, we are required to comply with certain rules of the Nasdaq Global Market, including those regarding minimum stockholders’ equity, minimum bid price, minimum market value of publicly held shares, and various additional requirements.

On March 24, 2026, we received a written notification from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), indicating that for the last 32 consecutive business days, the closing bid price of our ADSs was below the minimum bid price requirement of US$1.00 per share set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we are provided with a compliance period of 180 calendar days from the date of the notification, or until September 21, 2026, to regain compliance with Nasdaq’s minimum bid price requirement. If we are unable to satisfy the Nasdaq Global Market criteria for maintaining our listing, our ADSs could be subject to delisting.

If the Nasdaq Global Market subsequently delists our ADSs from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our ADSs;

●	reduced liquidity with respect to our ADSs;

●	a determination that our ADSs are a “penny stock,” which will require brokers trading in our ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ADSs;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

ITEM 4.	INFORMATION ON THE COMPANY

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

In March 2021, we established a wholly-owned subsidiary in Hong Kong, namely, ESVF (Hong Kong) Esports Limited, or Hong Kong ESVF, which is our intermediary holding company in Hong Kong. In July 2021, Hong Kong ESVF established a wholly-owned subsidiary, Wuhan Muyecun Internet Technology Co., Ltd., or the WFOE, as the holding company of our business in China. Our WFOE then gained control over Wuhan ESVF by entering into a series of contractual arrangements with Wuhan ESVF and its shareholders. We have completed the Restructuring in June 2023, and in connection therewith, our WFOE, Wuhan ESVF and shareholders of Wuhan ESVF entered into a VIE Termination Agreement, pursuant to which the Wuhan ESVF Contractual Arrangements were terminated, and we acquired the shares of the Wuhan ESVF from its nominee shareholders, after which Wuhan ESVF has become a wholly-owned subsidiary of our company since June 2023.

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

In September 2024, we entered into a definitive agreement (the “Agreement”) with the beneficial owners of ZSZQ Limited, the Cayman parent company that controls Young Will through contractual arrangements, to effect a series of share exchange transactions. Pursuant to the Agreement, such beneficial owners agreed to sell and transfer to NIP Group Inc. all of the ordinary shares of ZSZQ Limited beneficially owned by them, and in exchange and as consideration therefor, we agreed to issue and allot to such beneficial owners certain number of our Class A ordinary shares. In October 2024, we issued 920,212 Class A ordinary shares to the beneficial owners of ZSZQ Limited in exchange for 61% of the total issued and outstanding share capital of ZSZQ Limited in accordance with the Agreement. We will subsequently acquire an additional 13% of the share capital of ZSZQ Limited each year during 2025, 2026, and 2027, and in exchange issue a corresponding number of our Class A ordinary shares to the beneficial owners of ZSZQ Limited, contingent upon the satisfaction of certain terms and conditions set out in the Agreement. Following a review of the post-closing performance and compliance matters, we determined that certain contractual obligations under the Agreement were not fully satisfied. After discussions with the counterparties, we exercised our contractual right to terminate the transactions contemplated under the Agreement. In July 2025, we and the beneficial owners of ZSZQ Limited entered into a termination agreement, pursuant to which the parties mutually agreed to terminate the Agreement and other ancillary agreements and documents regarding the share swap transactions. As of July 31, 2025, all shares previously issued under the Agreement have been surrendered and cancelled in full. No shares remain outstanding in relation to such transactions. ZSZQ Limited has been deconsolidated from our consolidated financial statements from July 31, 2025, and the subsidiaries and variable interest entity controlled by ZSZQ Limited, namely ZSZQ (HK) Limited, Beijing ZSZQ Network Technology Co., Ltd. and Wuhan Young Will Ltd., have been deconsolidated as well.

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

In the second half of 2025, we diversified our business operations and expanded into the digital infrastructure and Bitcoin mining sector by acquiring crypto mining machines located outside of China.

Corporate Information

Our principal executive offices are located at Rosenlundsgatan 31, 11 863, Stockholm, Sweden. Our telephone number at this address is +46 8133700. Our registered office in the Cayman Islands is located at the offices of CO Services Cayman Limited, P.O. Box 10008, Pavilion East, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Such information can also be found on our investor relations website at https://ir.nipgroup.gg/.

4.B. Business Overview

We are a global digital entertainment and infrastructure company operating at the intersection of gaming, live experiences and computing infrastructure. We engage digital-native audiences through a combination of esports teams, live events, content platforms and fan communities, while developing scalable infrastructure that supports digital entertainment and emerging technologies.

Our foundation is rooted in esports and digital entertainment. Through globally recognized brands such as Ninjas in Pyjamas and eStar Gaming, we have built a strong global fanbase and brand recognition. Leveraging this foundation, we have expanded into complementary business lines, including event production, content and influencer networks and gaming-themed hospitality, enabling us to engage audiences across both digital and physical environments.

We have developed an integrated platform that connects online engagement with offline experiences. Our digital platforms drive fan participation and content consumption, while our live events and venues provide immersive, real-world experiences that strengthen audience loyalty and community engagement. These businesses generate revenue through diversified monetization channels, including sponsorships, media rights, live streaming, event operations, brand partnerships and content commercialization.

In the second half of 2025, we established our Mining and Digital Assets Division, marking our expansion into digital infrastructure and Bitcoin mining. This business complements our entertainment operations by providing a scalable source of revenue and access to computing capacity and energy resources. Our mining operations are focused on operational efficiency, disciplined capital allocation and long-term infrastructure development.

Our business combines digital entertainment operations with infrastructure capabilities, supported by a diversified revenue model and integrated operational platform.

We experienced steady growth in our net revenues, which increased from US$83.7 million in 2023 to US$85.3 million in 2024 and further to US$126.5 million in 2025. We recorded gross profit of US$7.2 million in 2023 and US$3.0 million in 2024, and gross loss of US$1.5 million in 2025. These translated to gross margins of 8.6%, 3.5% and negative 1.2% for the same years, respectively.

Esports Teams

We operate two brands: Ninjas in Pyjamas and eStar Gaming, both competing in leagues at the highest level across a broad portfolio of video game titles. Through our esports operations, we have unrivaled global brand recognition and an official fanbase of over 45 million, which we actively leverage across our integrated business lines. As of December 31, 2025, our teams had won over 120 tournaments and accumulated more than US$21 million in prize money.

The core asset of our esports teams is our talent pool. As of December 31, 2025, we had 116 athletes on our roster, with 81 based in Greater China and 23 in Europe, and the remainder distributed across South America, North America, Korea and Japan, competing globally across fifteen leagues in sixteen esports titles. We are also the only esports organization in China with home courts in two cities, with our Ninjas in Pyjamas League of Legends team in Shenzhen and eStar Gaming Honor of Kings team in Wuhan.

Ninjas in Pyjamas

Ninjas in Pyjamas, our core PC/console esports brand, was founded in 2000 in Sweden and has pioneered the esports industry over two decades — driving the scene from its grassroots nascency and fielding competitive teams at the highest levels. As of December 31, 2025, we had 40 athletes on the Ninjas in Pyjamas roster, competing globally across eleven leagues in eleven esports titles.

Our esports teams under Ninjas in Pyjamas compete in leagues across a broad portfolio of PC/console game titles, including:

●	The LPL, League of Legends professional league. China is widely considered to be one of the most competitive regions in League of Legends, the most popular esports title in the world. As a result, according to the Frost & Sullivan Report, the LPL is the most viewed in League of Legends league in the world. We previously competed in the LPL as Victory 5, until Victory 5 was rebranded to Ninjas in Pyjamas starting from the 2023 LPL season following the merger between ESV5 and Ninjas in Pyjamas in January 2023. Victory 5 secured the first and third place in the 2022 LPL spring and summer splits, respectively.

●	winners of ESL One: Cologne in 2014 and Weplay Academy League 2022 in CS:GO.

●	winner of 2021 Six Invitational in Rainbow Six.

●	winner of EA Sports Cup in 2023 in FIFA.

●	top three finish at the Esports World Cup 2025 in Apex Legends.

eStar Gaming

eStar Gaming, founded in 2014 in China, is our leading mobile esports brand and a dominant force in Honor of Kings (KPL), widely recognized as the most successful mobile esports team globally, according to the Frost & Sullivan Report. As of December 31, 2025, the eStar Gaming brand had 76 athletes, competing globally across four leagues in five esports titles.

Our esports teams under eStar Gaming have been top-level contenders in leagues across a broad portfolio of mobile titles, including:

●	Our athletes, Siyuan “Huahai” Luo, and Linwei “Tanran” Sun, were selected to represent China in the Honor of Kings Asian Games 2023, and China eventually won the gold medal, which marks the first-ever gold medal in esports at the Asian Games; first place in the inaugural Honor of Kings International Championship in 2022; first place in the 2019 Honor of Kings World Champion Cup; first place in Honor of Kings International Championship 2016 summer; first place in the KPL 2022 spring, 2021 fall and 2019 spring splits; first place in the Honor of Kings Challenger Cup 2022 and 2021.

●	QQ Speed — 2018 Wechat Game Championship Cyber Games (WGC) tournament — Prop Group, champion.

●	Crossfire (PC) — 2022 China CrossFire Pro League (CFPL) Season 19, second place in China.

●	Crossfire (mobile) — 2022 CrossFire Mobile League (CFML) Season 12 Fall, second place in China.

●	Delta Force — 2025 Douyu Fish Jump Cup, champion in China.

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

Our youth training programs, operated through both our Ninjas in Pyjamas and eStar Gaming brands, are designed for players aged 15 to 20 and focus on titles such as CS2, Honor of Kings, and CrossFire, with eStar Gaming’s program specifically requiring participants to be over 18 years of age. Qualified candidates undergo tryouts and are assessed on technical skill, game knowledge, and teamwork. Selected participants receive full-time support, including professional coaching, accommodation, nutrition, and mental health services, to foster both performance and well-being.

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

As of December 31, 2025, we had 44 active participants in our youth training programs. Training durations before pro team promotion typically range from six to 24 months. Our holistic approach strengthens team cohesion and player loyalty while supporting sustainable competitive performance.

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

Our Online Entertainers

Our talent management business provides athletes with a career beyond esports. While the average playing career length of esports athletes is typically five to eight years, a career as online entertainer can be substantially longer. The loyalty and strong bond we create with our athletes through their esports careers contribute to their continued cooperation with us as online entertainers. Many of our athletes who choose to sign with our talent management agency have expanded their footprints into the broader entertainment industry.

We focus on developing our esports athletes into successful online entertainers, while also actively recruiting high-potential talents outside our ecosystem, including retired players, amateur streamers, and lifestyle creators. Backed by our strong brand and deep roots in esports, we attract top-tier entertainers and build long-term partnerships. As of December 31, 2025, we had over 36,000 signed online entertainers, reaching more than 33 million audience members and 66 million social media followers across platforms. Our portfolio includes top streamers such as Yilong “Sao Yi” Zhou, with over 1.7 million followers on Douyu, and Yang “Liu Taiyang” Liu, a lifestyle content creator with over 6.8 million followers across platforms. We have also attracted celebrities from the greater entertainment world to our organization. In 2020, Jackson Wang, one of the world’s most famous pop idols and one of the most followed male artists on Instagram with approximately 32 million followers as of the date of this annual report, joined us as a partner and beneficial shareholder.

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

Talent Development System

We offer comprehensive operation and marketing services to support the growth of online entertainers. For newcomers, we provide training on streaming norms and content creation. As they progress, we help them attract fans and build lasting brand partnerships. As of December 31, 2025, our talent development team, with over 80 members, also offers ongoing guidance on public image, social media behavior, and crisis response. In January 2025, we expanded our capabilities through a partnership with Optics Valley Traffic Company to co-develop a digital entertainment hub in Wuhan, featuring live streaming facilities, influencer-themed districts, and esports training centers—further strengthening our infrastructure for talent incubation and growth.

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

Regional Expansion and ASEAN-Focused Initiatives

We have recently expanded our event production footprint into Southern China, with a focus on Nanning, Guangxi, strengthening our collaboration with local government authorities, educational institutions and industry partners. Building on this presence, we have collaborated with local partners on event execution, talent training and related initiatives in digital entertainment and technology. As part of these efforts, we participated in initiatives such as the China–ASEAN Esports Industry-Education Integration Base, which connects academic resources with industry practices and supports workforce development in relevant fields. We also participated in the 2025 China–ASEAN Esports Industry Week in Nanning, which featured industry forums, esports competitions and digital exhibitions.

Flagship Events and Collaborations

We have organized and supported a range of esports and digital entertainment events across China. Our projects include professional tournaments such as the LPL Summer Split and KPL Spring Split home court matches, which were broadcast on leading live streaming platforms and attracted large-scale online audiences. More recently, we have supported professional esports tournaments. For example, in 2025, we supported the Peacekeeper Elite League, a leading mobile esports tournament in China, which featured professional teams and was broadcast across major live streaming platforms.

Cross-Industry Event Execution

Our capabilities extend beyond esports into a wide range of digital and traditional events for institutional and commercial partners. We have supported projects that integrate esports with broader digital sports, cultural and technology-driven initiatives.

For example, in 2025, we supported the Hubei Digital Sports Games held in Wuhan, which incorporated multiple disciplines including robotics, virtual sports and esports. The event attracted over 1,700 participants and more than 400 teams, and achieved broad audience reach through both on-site activities and online engagement.

Brand Partnerships and Custom Events

We also work closely with consumer brands to design and execute tailored esports events aimed at targeted demographics. In 2023, we partnered with BYD Auto to deliver a nationwide Honor of Kings campus tournament campaign, attracting participants from over 290 universities across China, with more than 2,500 players and over 500 participating teams. Many of these events were held in high-traffic commercial districts to maximize visibility and brand exposure.

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

Bitcoin Mining Business

We commenced our Bitcoin mining operations in the second half of 2025 as part of our expansion into digital infrastructure. This business complements our existing operations by adding infrastructure capabilities and an additional source of revenue.

In June 2025, we entered into a definitive asset purchase agreement to acquire on-rack crypto mining machines with an aggregate hash rate of approximately 3.11 EH/s. As consideration for the acquisition, we issued a certain number of our Class A ordinary shares to the sellers. We subsequently entered into a second asset purchase agreement to acquire additional on-rack crypto mining machines and cloud-based computational capacity, further expanding our mining operations. The second acquisition is structured in multiple closings. The initial closing was completed in January 2026 and settled through the issuance of Class A ordinary shares to the sellers. The subsequent closings are expected to be completed in 2026.

Following the initial closing under the second acquisition, we added approximately 4.37 EH/s of installed hash rate, bringing our total operating mining capacity to approximately 7.48 EH/s. Following subsequent deployment activities, our total operating mining capacity increased to approximately 9.66 EH/s as of March 31, 2026. Upon completion of all contemplated closings, our total operating mining capacity is expected to reach approximately 11.3 EH/s.

Mining Operations

Our Bitcoin mining operations are conducted through a combination of owned mining equipment and third-party infrastructure arrangements, including hosting services and mining pools. We primarily rely on third-party hosting service providers to operate our mining equipment.

We deploy our mining equipment and computational capacity in a manner designed to optimize operational efficiency, uptime and energy utilization. We participate in mining pools to enhance the stability of mining rewards.

Sources of Revenue of Our Bitcoin Mining Business

We generate revenue from Bitcoin earned through our mining activities. We provide hash calculation services to mining pool operators and receive Bitcoin as non-cash consideration based on the computing power we contribute.

Our mining rewards are typically determined under a full-pay-per-share (FPPS) model, which allocates block rewards and transaction fees, net of applicable pool fees.

Our mining revenue and operating results are primarily affected by factors such as the market price of Bitcoin, network difficulty, block rewards and operating costs, including electricity and hosting fees.

Other Business Lines

We are also actively exploring additional opportunities to supplement the organic growth of our main businesses, with a particular focus on the following areas:

●	Gaming-themed Complex. We are developing a gaming-themed complex that integrates esports hotels, gaming arenas and related facilities. As of March 2026, the esports arena has commenced operations, while the hotel is expected to open in May 2026. These offerings are designed to create immersive experiences that blend technology, comfort and community, serving as physical extensions of our brand, monetizing fandom and fostering deeper community engagement.

●	Gaming Entertainment. In 2024, our event production division successfully organized several large-scale music festivals, marking our expansion into broader entertainment formats beyond esports. In April 2025, we established a joint venture focused on music festivals and live events. This move allows us to further engage with younger audiences through high-impact cultural experiences while creating new monetization opportunities across ticketing, sponsorship, and IP licensing. We hosted 3 music festivals across major and regional cities in China in 2025. As music festival attendance grows rapidly in China, we see strong demographic overlap between festivalgoers and our gaming community—presenting meaningful branding synergies across our digital entertainment ecosystem. We are scaling these initiatives with a focus on self-funding to enhance profitability and drive long-term growth.

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

Global Expansion

We are strategically expanding our global footprint, with particular focus on the high-growth markets of the Middle East and North Africa (MENA) and Asia, while continuing our presence in North America and Europe:

●	MENA. In partnership with the Abu Dhabi Investment Office (ADIO), we are establishing our global headquarters in Abu Dhabi, supported by a US$40 million commitment over four years, along with additional subsidies and facilities support. This collaboration has opened up many commercial conversations globally, laying the groundwork for new monetization opportunities. Our headquarters in Abu Dhabi has also helped generate local jobs and fund our broader growth ambitions. As we scale up these initiatives, we’ve strengthened our emphasis on talent development and competitive excellence, aiming to establish ourselves as the leading esports organization in the region.

●	Asia. China remains a strategic priority, with continued leadership through Ninjas in Pyjamas and eStar Gaming. To enhance our event production capabilities, we have established a company in Guangxi to support our event production operations. This strategic move strengthens our ability to deliver high-quality events while aligning with local development priorities. Beyond China, we are actively exploring growth opportunities in Southeast Asia, particularly in the areas of esports and event production, to extend our presence across the region.

Revenue Diversification Through New Verticals

We continue to diversify our revenue base by expanding into business lines that complement our core digital entertainment operations. In the second half of 2025, we launched our Bitcoin mining business, marking our expansion into digital infrastructure. This business adds a new source of revenue and broadens our operational scope beyond content, events and related services. We are also expanding into additional entertainment-related formats, including gaming-themed complexes and live entertainment events, to extend audience engagement and create new monetization opportunities across our ecosystem.

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

We utilize a variety of technology solutions to detect risks and vulnerabilities in user privacy and data security, such as encryption, firewall, vulnerability scanning and log audits. We have established stringent internal protocols under which we grant classified access to encrypted personal data only to limited number of employees with strictly defined and layered access right, to ensure that data will not be accessed or disclosed improperly. In addition, we conduct regular stress tests performed by our information security department as well as third-party testing agencies. For a discussion of risks relating to data security and privacy, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Esports Business—Our esports business is subject to a variety of laws and regulations of the PRC, the European Union member states, the Cayman Islands and other international jurisdictions, including those regarding cybersecurity, economic substance, data protection and data privacy. Any failure to comply with such current or future laws and regulations, could adversely affect our business and reputation.”

Intellectual Property

We rely on a combination of copyright, trademark, domain name, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2025, we had 291 registered trademarks, registered copyrights to one piece of creative work and 16 pieces of software, and three domain names.

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

The digital asset mining industry is highly competitive and rapidly evolving. Participants range from individual operators to large-scale mining companies with dedicated infrastructure and access to significant computing power and energy resources. We compete with other mining operators in areas such as access to mining equipment, electricity, hosting resources, and operational efficiency. Many participants also collaborate through mining pools to improve the stability of mining returns. Information relating to competitors in the digital asset mining industry may be limited, as certain market participants do not publicly disclose detailed operational or financial information.

Insurance

We maintain standard benefit plans required by PRC laws and regulations, including pension insurance, medical insurance, workplace injury insurance, unemployment insurance, and maternity insurance. We believe our insurance coverage for our Swedish subsidiary and its representatives to be adequate, taking its business and risks of operations into account. For a discussion of risks relating to our insurance coverage, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business Operations—Our insurance may not sufficiently cover, or may not cover at all, losses and liabilities we may encounter during the ordinary course of operation.”

We consider our insurance coverage to be sufficient for our business operations and is consistent with customary industry practice in Sweden and China. We periodically review our insurance coverage to ensure that it remains to be sufficient.

Corporate Social Responsibility

We regard corporate social responsibility (CSR) as a key pillar of our business strategy. Since our inception, we have implemented a wide range of CSR initiatives to create a positive impact on society and the environment. Our CSR efforts focus on four key areas: environmental stewardship and climate action, community engagement through esports, youth development and empowerment, and diversity, inclusion, and accessibility. Through strategic partnerships and impactful programs, we aim to drive meaningful change across these areas. By actively participating in charitable initiatives aligned with our core values, we strive to contribute to the sustainable growth of the global esports community and society at large.

Environmental Stewardship and Climate Action

As part of our commitment to sustainable development, we actively integrate green operations into our corporate culture and collaborate with professional organizations to protect biodiversity. In 2025, we continued our global participation in the Earth Hour campaign, powering down non-essential lighting across our offices in Abu Dhabi, Stockholm, São Paulo, Wuhan, Shanghai, and Shenzhen, while leveraging our esports players to promote low-carbon lifestyles. To protect endangered species, we entered a strategic partnership with the Hubei Yangtze River Ecological Protection Foundation. We co-hosted the “For the Smile of the Yangtze” charity auction, donating all proceeds to the conservation of the Yangtze finless porpoise. Furthermore, players from our Delta Force team participated in a public welfare event to release endangered fish species back into the Yangtze River. We also engaged our fans in climate action; during the 100th-match celebration at our Shenzhen NIP home venue, we launched a tree-planting initiative, gifting 100 trees to fans and partners to foster a greener future.

Community Engagement through Esports

We actively leverage our global influence to drive meaningful social impact and support vulnerable communities. In 2025, we launched the inaugural “NIPG Charity Week” in alignment with China Charity Day. Players from our Shenzhen NIP, eStar Speed, and eStar CF teams volunteered as store managers at Buy42 charity shops across multiple cities, assisting with charity sales and promoting the concept of inclusive employment. On a global scale, our NIP esports club participated in the Wings for Life World Run for the third consecutive year, mobilizing 169 professional players, coaches, and staff to raise funds for spinal cord injury research. We also deeply engaged in health and wellness advocacy. During World Autism Awareness Day, our players and influencers raised funds for the “Blue Sail Project” and accompanied autistic youth on interactive zoo tours. Furthermore, we supported the “Slow Angels” public welfare art exhibition in Guangxi, establishing a dream fund to support the living conditions and artistic endeavors of youth with cerebral palsy.

Youth Development and Career Empowerment

We empower young people through impactful programs designed to nurture talent, build vocational skills, and open up future career paths in the digital economy. In 2025, we provided comprehensive esports education services to 18 educational institutions nationwide, delivering over 2,600 hours of training to nearly 300 participants. To further bridge the gap between education and employment, we hosted the finals of the 2025 National Esports Vocational Skills Competition, attracting over 500 participants across 90 teams to compete in areas ranging from event commentary to stage design and data analysis. We also continued our “Parents’ Inbox” initiative to help families better understand the esports industry and support their children’s career aspirations. Demonstrating our commitment to regional youth development, we hosted large-scale study tours at our Wuhan office, including the “Today Esports” study group and the Wuhan Taiwan Youth Internship Group, providing hundreds of young talents with hands-on insights into esports club operations, ecosystem building, and internationalization.

Diversity, Equity, Inclusion and Accessibility

We emphasize diversity and inclusion through structured initiatives, ensuring equal opportunities across gender, background, and physical abilities. In 2025, we proudly joined the “Moss Flower Convention” public initiative to champion disability inclusion. We deepened our partnership with the Wuhan Disabled Persons’ Federation by hosting the first “Disabled Esports Vocational Training Class,” helping 20 participants explore career opportunities in esports commentary, event operations, and refereeing. On National Special Olympics Day, we utilized our proprietary VR dodgeball technology to create a “Digital Companionship” event, providing youth with intellectual disabilities an innovative platform for social interaction. Furthermore, we remain deeply committed to women’s empowerment in the industry through our “Female Esports Player Empowerment” program. This initiative continues to support trailblazers like “Strawberry,” the only active female player in the CrossFire professional league, proving that female power is a driving force in the future of esports.

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

Regulations on Cybersecurity and Data Security

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

On September 24, 2024, the State Council published the Regulation on Network Data Security Administration, or the Regulation on Network Data, which took effect on January 1, 2025. The Regulation on Network Data provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review. Network data processing activities refer to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data. However, the Regulation on Network Data provides no further explanation or interpretation as to how to determine what “may affect national security,” and there remain uncertainties as to whether we would be subject to the cybersecurity review.

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

On February 12, 2025, the CAC promulgated the Administrative Measures for the Compliance Audit of Personal Information Protection, which came into effective on May 1, 2025, provides that any personal information handler handling the personal information of more than 10 million people shall carry out the personal information protection compliance audits at least once every two years. In addition, for a personal information handler who falls under any of the following circumstances, the CAC and other authorities performing responsibilities of personal information protection may require the personal information handler to entrust a specialized agency with the compliance audit of its personal information handling activities: (1) Where its personal information handling activities involve relatively large risks such as serious impact on personal rights and interests or serious lack of security measures; (2) Where its personal information handling activities may infringe upon the rights and interests of many people; or (3) Where a personal information security incident occurs, resulting in the divulgence, tampering with, loss or damage of the personal information of more than one million people or the sensitive personal information of more than 100,000 people.

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

The Administrative Measures on Telecommunications Business Permits, which was promulgated by the MIIT on March 1, 2009, and amended on July 3, 2017, sets forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. The Administrative Measures on Internet Information Services, or the Internet Measures, promulgated by the State Council on September 25, 2000, and revised on December 6, 2024, requires that an operator of commercial internet information services must obtain a value-added telecommunications business operating license from the appropriate telecommunications authorities for its provision of such internet information services.

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

Regulations on Taxation

China

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law which was amended on February 24, 2017 and December 29, 2018, and on December 6, 2007, the State Council enacted the Implementation Regulations for the Enterprise Income Tax Law of the PRC, which was last amended on December 6, 2024, or collectively, the PRC EIT Law. Under the PRC EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries or regions but the actual management institutions are in the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries or regions and whose actual management institutions are outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from the PRC. The Circular Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by State Administration of Taxation (“SAT”) and latest amended in 2017 (the “Circular 82”) also provides certain specific criteria for determining whether the “de facto management body” of a PRC- controlled enterprise that is incorporated offshore is located in China. According to Circular 82, a Chinese - controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC EIT on its worldwide income only if all of the following criteria are met: (1) the primary location of the day-to-day operational management is in the PRC; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in the PRC; and (4) 50% or more of voting board members or senior executives habitually reside in the PRC. Under the PRC EIT Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from the PRC. Pursuant to the PRC EIT Law, the EIT tax rate of a qualified high and new technology enterprise, or HNTE, is 15%.

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

On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the VAT Law of the PRC, which became effective on January 1, 2026 and replaced the Provisional Regulations on Value-added Tax. The VAT Law provides that VAT rates generally applicable are simplified as 13%, 9% and 6%, and the VAT rate for simplified tax calculation method is 3%.

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

Regulations on Blockchain and Cryptocurrency

We operate within a complex and rapidly evolving regulatory environment and are subject to a wide range of laws and regulations enacted by U.S. federal, state, and local governments, governmental agencies, and regulatory authorities, including the SEC, the CFTC, the FTC, and the FinCen, as well as similar entities in other countries. Other regulatory bodies have demonstrated an interest in regulating or investigating companies engaged in blockchain or cryptocurrency businesses.

Regulations may substantially change in the future and it is presently not possible to know how regulations will apply to our business, or when they may be effective. While we anticipate that Bitcoin mining will be an area of focus for regulators in the future, we cannot predict with certainty the impact regulations may have on our business or operations. As the regulatory and legal environment evolves, we may become subject to new laws and regulations by the SEC and other agencies, which may affect our mining operations and other activities. For example, in January 2025, the Acting Commissioner of the SEC, Mark Uyeda, announced formation of new crypto task force with a purpose to develop a comprehensive and clear regulatory framework for crypto assets. Additionally, state and local regulation of Bitcoin mining is important with respect to where we conduct our mining operations.

For additional discussion regarding our belief about the potential risks existing and future regulation pose to our business, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Crypto Mining Business.”

4.C. Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries, the VIEs and certain other entities as of the date of this annual report.

Note:

(1)	Wuhan Alunyou is wholly owned by Heng Tang, our executive vice president.

(2)	Lei Zhang, our chief experience officer, holds 35% of the equity interests in Hongli Culture Communication (Guangxi) Co., Ltd.

Contractual Arrangements with the VIEs and Their Shareholders

The contractual arrangements between Wuhan Muyecun, on the one hand, and Wuhan Alunyou and its shareholders, on the other hand, were entered into in September 2024. The contractual arrangements between Beijing ZSZQ Network Technology Co., Ltd., or Beijing ZSZQ, on the one hand, and Young Will and its shareholders, on the other hand, were entered into in September 2024. Beijing ZSZQ and Young Will have been deconsolidated from our consolidated financial statements from July 31, 2025, following a termination of acquisition of ZSZQ Limited, the Cayman parent company that controls Young Will. For details, see “—4.A. History and Development of the Company.”

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

However, our PRC legal counsel has also advised us that there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the contractual arrangements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs,” “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and the amended PRC Company Law and how they may impact the viability of our current corporate structure, corporate governance and operations,” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Any failure by us to meet with the continue developing PRC legal system could adversely affect us.”

4.D. Property, Plants and Equipment

Our principal business operations are located in Stockholm, Sweden, Shenzhen and Wuhan, China, Sao Paolo, Brazil, Dover, Delaware, the United States, and Abu Dhabi, the United Arab Emirates. We also have office facilities in Shanghai, China. As of December 31, 2025, we leased over 20 properties mainly in Wuhan, Shenzhen, Shanghai and Chengdu in China, and Stockholm in Sweden, with an aggregate gross floor area of approximately 13,000 square meters, accommodating our general and administrative activities. We believe our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

Our ability to innovate and diversify our revenue streams

Our continued, sustainable growth is dependent on our ability to engage the growing esports community and develop new avenues for monetization. With our continuous development of talent management and event production businesses since 2022, we enhanced our ability to engage directly with our fans, and empowered upstream game developers, promoters and brands with our proprietary IPs and resources. In light of the development in blockchain technology and increasing prevalence of crypto assets, we decided to expand our operation into the crypto assets market. We commenced our Bitcoin mining business in September 2025. In 2025, net revenues from our esports teams operation, talent management, events production and Bitcoin mining businesses accounted for 9.3%, 49.6%, 25.2% and 15.9% of our net revenues, respectively. We will continue to extend revenue realization opportunities as we grow along the esports+ model, and expect to have increasing revenue contribution from new areas such as our specialized content creation and advertising offerings.

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

In January 2023, we merged with Ninjas in Pyjamas Gaming AB, a Swedish public limited liability company incorporated in January 2014 with a brand history of more than 20 years since 2000 in the esports industry. The merger was completed through a series of share swap transactions, with Ninjas in Pyjamas becoming a wholly-owned subsidiary of NIP Group Inc. We anticipate that our merger with Ninjas in Pyjamas may enhance our ability to be profitable in the future. Ninjas in Pyjamas has been included in our consolidated results of operations since January 2023. We recorded gross profit of US$7.2 million in 2023 and US$3.0 million in 2024, and gross loss of US$1.5 million in 2025. These translated to gross margins of 8.6%, 3.5% and negative 1.2% for the same years, respectively.

Our Ability to Grow Our Hash Rate

Our ability to mine Bitcoin and generate profits is directly tied to our mining machine’s hash rate, which is its computational power relative to the global network hash rate-the aggregate computing power supporting the Bitcoin blockchain. As demand for Bitcoin increases, the global network hash rate rapidly increases, and as more adoption of Bitcoin occurs, we expect the demand for new Bitcoin will likewise increase as more mining companies are drawn into the industry by this increase in demand. Further, as more and increasingly powerful mining machines are deployed, the network difficulty for Bitcoin increases. Network difficulty is a measure of how difficult it is to solve a block on the Bitcoin blockchain, which is adjusted every 2,016 blocks, or approximately every two weeks. A higher difficulty means more computing power is needed to solve a block and earn Bitcoin rewards, directly impacting a miner’s profitability. To remain competitive, we must continually improve our hash rate in line with industry growth. If we fail to upgrade our mining machines or deploy additional hash rate, our share of the global network hash rate and consequently, our chances of earning Bitcoin rewards will diminish, reducing overall profitability.

Market Conditions of Bitcoin

Our Bitcoin mining business is heavily dependent on the price of Bitcoin. The prices of crypto assets, including Bitcoin, have historically experienced substantial volatility, and crypto assets prices have in the past and may in the future be driven by speculation and incomplete information, subject to rapidly changing investor sentiment, and influenced by factors such as technology, macroeconomic conditions, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Further, the value of Bitcoin and other crypto assets may be significantly impacted by factors beyond our control, including consumer trust in the market acceptance of Bitcoin as a means of exchange by consumers and producers. The halving is an important part of the Bitcoin ecosystem, and it is closely watched by miners, investors and other participants in the crypto assets market. Each halving event has historically been associated with significant price movements in the value of Bitcoin.

Key Components of Results of Operations

Net Revenues

We derive net revenues primarily from: (i) esports teams operation, (ii) talent management service, (iii) event production, and (iv) Bitcoin mining. For the years ended December 31, 2023, 2024 and 2025, our net revenues were US$83.7 million, US$85.3 million and US$126.5 million, respectively.

The following table sets forth a breakdown of our net revenues by business segments for the periods indicated.

	NIP Group Inc.
	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(US$ in thousands, except for %)
Net revenues:
Esports teams operation	21,656	25.9	14,716	17.3	11,810	9.3
Talent management service	52,611	62.9	47,278	55.4	62,763	49.6
Event production	9,401	11.2	23,272	27.3	31,890	25.2
Bitcoin mining	—	—	—	—	20,064	15.9
Total	83,668	100.0	85,266	100.0	126,527	100.0

Esports teams operation. For the years ended December 31, 2023, 2024 and 2025, the revenues we generated from our esports teams primarily consisted of: (i) tournament participation reward and league revenue shares, (ii) player transfer and rental fees, (iii) sponsorship and advertising fees, (iv) IP licensing for the sales of game props, skins and athlete cards, (v) sales of branded merchandise, (vi) talent management service of esports and (vii) revenues from reality show service fees.

Talent management service. We expanded into our talent management business through acquiring agency contract rights to online entertainers in August 2021, and derived revenues mainly through live streaming service fees.

Event production. We merged with Wuhan ESVF in March 2021, after which its event production business has been included in our consolidated results of operation. We produced a series of esports related events, music festivals and receive our revenues primarily through event organization and execution fees.

Bitcoin mining. We entered the crypto asset sector in September 2025 and generate Bitcoin mining income by providing hash calculation to mining pool operators based on cooperation agreements.

Cost of Revenues

Our cost of revenues consists primarily of: (i) salaries and bonus paid to professional esports athletes, (ii) live streaming service fees paid to online entertainers, (iii) cost of venue set-up and service fee paid to other parties for event production, (iv) depreciation of property and equipment and amortization of intangible asset related to our esports teams and talent management service, (v) cost of merchandise sold, (vi) cost of mining machines’ depreciation and hosting expenses of Bitcoin mining business, and (vii) other costs attributable to our principal operations. For the years ended December 31, 2023, 2024 and 2025, our cost of revenues was US$76.5 million, US$82.3 million and US$128.0 million, respectively.

The following table sets forth a breakdown of our cost of revenues by business segments for the periods indicated.

	NIP Group Inc.
	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(US$ in thousands, except for %)
Cost of revenues:
Esports teams operation	15,037	19.7	12,193	14.8	11,003	8.6
Talent management service	53,438	69.8	49,144	59.7	64,412	50.3
Event production	7,995	10.5	20,919	25.5	29,897	23.4
Bitcoin mining	—	—	—	—	22,697	17.7
Total	76,470	100.0	82,256	100.0	128,009	100.0

Operating Expenses

Our operating expenses consist of: (i) selling and marketing expenses, (ii) general and administrative expenses, (iii) impairment of goodwill and intangible assets, (iv) changes in fair value of receivable for Bitcoin collateral, and (v) realized gain on sale of Bitcoin. The following table sets forth a breakdown of our operating expenses for the periods indicated.

	NIP Group Inc.
	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(US$ in thousands, except for %)
Operating expenses:
Selling and marketing expenses	6,577	30.1	8,131	40.9	6,990	2.7
General administrative expenses	15,273	69.9	11,768	59.1	50,339	20.4
Impairment of goodwill	—	—	—	—	122,519	49.6
Impairment of intangible assets	—	—	—	—	64,406	26.1
Changes in fair value of receivable for Bitcoin collateral	—	—	—	—	2,931	1.2
Realized gain on sale of Bitcoin	—	—	—	—	(5)	—
Total	21,850	100.0	19,899	100.0	247,180	100.0

Selling and Marketing Expenses. Our selling and marketing expenses mainly consist of: (i) staff costs, and (ii) advertising costs and market promotion expenses.

General and Administrative Expenses. Our general and administrative expenses mainly consist of: (i) professional service fees, (ii) staff costs, (iii) rental and depreciation expenses related to general and administrative functions, (iv) share-based compensation for our management and administrative employees, and (v) provision for credit losses and other corporate expenses.

Impairment of goodwill and intangible assets. We recorded non-cash goodwill impairment of US$122.5 million and intangible asset impairment of US$64.4 million for the year ended December 31, 2025, primarily associated with the Ninjas in Pyjamas’s brand name and league tournament seat. These impairment charges were recorded following a comprehensive quantitative and qualitative impairment assessment, driven by Ninjas in Pyjamas’s underperforming operating results and a deterioration in the fair value of its underlying business.

Changes in fair value of receivable for Bitcoin collateral. We recorded gain from changes in fair value of receivable for Bitcoin collateral of US$2.9 million for the year ended December 31, 2025, which represented the change in fair value of the collateralized Bitcoin as of December 31, 2025 from the value of Bitcoin received from our mining activity.

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

United States

Our subsidiaries incorporated in the United States are subject to the federal corporate income tax rate in the United States at the rate of 21%. Unlike the uniform federal rate, state corporate income tax rates vary from as low as 0% to as high as 5.19%.

China

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(US$ in thousands, except for %)
Net revenue	83,668	100.0	85,266	100.0	126,527	100.0
Cost of revenue	(76,470)	(91.4)	(82,256)	(96.5)	(128,009)	(101.2)
Gross profit (loss)	7,198	8.6	3,010	3.5	(1,482)	(1.2)
Operating expenses:
Selling and marketing expenses	(6,577)	(7.9)	(8,131)	(9.5)	(6,990)	(5.5)
General and administrative expenses	(15,273)	(18.3)	(11,768)	(13.8)	(50,339)	(39.8)
Impairment of goodwill	—	—	—	—	(122,519)	(96.8)
Impairment of intangible assets	—	—	—	—	(64,406)	(50.9)
Changes in fair value of receivable for Bitcoin collateral	—	—	—	—	(2,931)	(2.3)
Realized gain on sale of Bitcoin	—	—	—	—	5	—
Total operating expenses	(21,850)	(26.2)	(19,899)	(23.3)	(247,180)	(195.4)
Operating loss	(14,652)	(17.6)	(16,889)	(19.8)	(248,662)	(196.6)
Other income (expense):
Other income (expense), net	716	0.9	2,371	2.8	(683)	(0.5)
Interest expense, net	(523)	(0.6)	(537)	(0.6)	(2,239)	(1.8)
Total other income (expense)	193	0.3	1,834	2.2	(2,922)	(2.3)
Loss before income tax expenses	(14,459)	(17.3)	(15,055)	(17.7)	(251,584)	(198.9)
Income tax benefit	1,201	1.4	2,370	2.8	13,465	10.6
Net loss	(13,258)	(15.9)	(12,685)	(14.9)	(238,119)	(188.3)
Net income (loss) attributable to non-controlling interests	0	—	4	—	(639)	(0.5)
Net loss attributable to NIP Group Inc	(13,258)	(15.9)	(12,690)	(14.9)	(237,480)	(187.7)
Preferred shares redemption value accretion	(43,915)	(52.5)	(35,931)	(42.1)	—	—
Accretion on redeemable non-controlling interest					(30)	0.0
Net loss attributable to NIP Group Inc.’s shareholders	(57,173)	(68.4)	(48,621)	(57.0)	(237,510)	(187.7)
Other comprehensive (loss) income:
Foreign currency translation (loss) income attributable to non-controlling interest, net of nil tax	(0)	—	2	—	186	0.1
Foreign currency translation income (loss) attributable to ordinary shareholders, net of nil tax	5,253	6.3	(15,948)	(18.7)	35,247	27.9
Total comprehensive loss	(8,005)	(9.6)	(28,631)	(33.6)	(202,686)	(160.3)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net Revenues

Our net revenues increased from US$85.3 million in 2024 to US$126.5 million in 2025, as we recorded increase in revenues generated from our talent management, event production and Bitcoin mining businesses.

●	Esports teams operation. Net revenues from esports teams operation in 2025 were US$11.8 million, representing a change of 19.8% from US$14.7 million in 2024. This change was primarily due to a decrease in sponsorships and league revenue share.

●	Talent management. Net revenues from talent management services were US$62.8 million in 2025, representing a change of 32.8% from US$47.3 million in 2024, reflecting the strategic shift within our talent management service operations to expand our online advertising and promotion services.

●	Event production. Net revenues from event production increased by 37.0% from US$23.3 million in 2024 to US$31.9 million in 2025. The increase was primarily driven by an increase in the number of large-scale events we organized in 2025.

●	Bitcoin mining. Net revenues from Bitcoin mining business were US$20.1 million in 2025, representing a total of 193.19 Bitcoins mined in the second half of 2025.

Cost of Revenues

Our cost of revenues increased from US$82.3 million in 2024 to US$128.0 million in 2025, primarily due to the increase in cost of revenues of our talent management, event production and Bitcoin mining businesses.

●	Esports teams operation. Cost of revenues from esports teams operation decreased by 9.8% from US$12.2 million in 2024 to US$11.0 million in 2025. The decline was primarily driven by the lower cost of esports players.

●	Talent management. Cost of revenues from talent management service increased by 31.1% from US$49.1 million in 2024 to US$64.4 million in 2025. The increase was mainly due to higher costs for online advertising and promotion services, which were generally in line with our revenue growth.

●	Event production. Cost of revenues from event production increased by 42.9% from US$20.9 million in 2024 to US$29.9 million in 2025. The increase reflects the increase in revenues recognized from our event production business.

●	Bitcoin mining. Cost of revenue from Bitcoin mining was US$22.7 million in 2025, primarily representing cost of mining machines’ depreciation and cost of hosting expenses of mining machines.

Gross Profit/Loss and Gross Margin

As a result of the foregoing, we recorded gross profit of US$3.0 million and gross loss of US$1.5 million in 2024 and 2025, respectively. We recorded gross margin of 3.5% in 2024 and negative 1.2% in 2025.

●	Esports teams operation. Gross profit from esports teams operation was US$0.8 million in 2025, compared with US$2.5 million in 2024. Gross profit margin decreased from 17.1% in 2024 to 6.8% in 2025, primarily due to a decrease in high-margin sponsorships revenues and league revenue share.

●	Talent management. Gross loss from talent management service changed from US$1.9 million in 2024 to US$1.6 million in 2025. Gross margin was negative 2.6% in 2025, compared with negative 3.9% in 2024, primarily due to a change in revenue mix following our strategic shift to reduce the proportion of lower-margin online live-streaming services.

●	Event production. Gross profit from event production was US$2.0 million in 2025, compared with US$2.4 million in 2024. Gross profit margin was 6.2% in 2025, compared with 10.1% in 2024, mainly due to a shift in event mix toward lower-margin large-scale events with higher production and labor costs.

●	Bitcoin mining. Gross loss from Bitcoin mining was US$2.6 million with gross margin of negative 13.1% in 2025.

Selling and Marketing Expenses

Our selling and marketing expenses in 2025 were US$7.0 million, representing a decrease of 14.0% from US$8.1 million in 2024. This was mainly attributable to a decrease in marketing and promotion expenses for the game publishing business.

General and Administrative Expenses

Our general and administrative expenses increased by 327.8% from US$11.8 million in 2024 to US$50.3 million in 2025. The increase was primarily due to the non-cash incremental share-based compensation expenses and provision for credit losses recognized during the year.

Goodwill and Intangible Asset Impairment

We recorded non-cash goodwill impairment of US$122.5 million and intangible asset impairment of US$64.4 million in 2025, primarily associated with the Ninjas in Pyjamas’s brand name and league tournament seat. These impairment charges were recorded following a comprehensive quantitative and qualitative impairment assessment, driven by Ninjas in Pyjamas’s underperforming operating results and a deterioration in the fair value of its underlying business.

Changes in fair value of receivable for Bitcoin collateral

We recorded loss from changes in fair value of receivable for Bitcoin collateral of US$2.9 million in 2025, which represented the change in fair value of the collateralized Bitcoin as of December 31, 2025 from the value of Bitcoin received from our mining activity.

Other Income/Expenses

We recorded other expenses of US$2.9 million in 2025, compared with other income of US$1.8 million in 2024. The change was primarily due to losses recognized on the disposal of subsidiaries and higher interest expenses on borrowings.

Net Loss

As a result of the foregoing, we recorded net loss of US$238.1 million in 2025, compared with net loss of US$12.7 million in 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For the discussion covering items for the fiscal year ended December 31, 2024 and a comparison between the fiscal year ended December 31, 2024 and 2023, please refer to “Item 5.—Operating and Financial Review and Prospects—5.A. Operating Results—Results of Operations of Our Group” of our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with SEC on May 12, 2025.

Non-GAAP Financial Measure

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measure to understand and evaluate our core operating performance: adjusted EBITDA, which is calculated as net loss excluding interest expense, net, income tax benefit, depreciation and amortization, share-based compensation expense, change in fair value of acquisition contingent consideration, goodwill and intangible asset impairment, provisions for credit losses and loss from disposal of subsidiaries. The non-GAAP financial measure is presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to the most directly comparable GAAP financial measure. As non-GAAP financial measure his material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure as a substitute for, or superior to, such metrics prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on any single financial measure.

	For the Year Ended December 31,
	2023	2024	2025
	(US$ in thousands, except for %)
Net loss	(13,258)	(12,685)	(238,119)
Add:
Interest expense, net	523	537	2,239
Income tax benefit	(1,201)	(2,370)	(13,465)
Depreciation and amortization(1)	6,083	5,048	10,849
Share-based compensation expense	6,122	—	36,724
Change in fair value of acquisition contingent consideration	—	(394)	—
Goodwill and intangible asset impairment	—	—	186,925
Provisions for credit losses			1,608
Loss from disposal of subsidiaries	—	—	1,912
Adjusted EBITDA	(1,731)	(9,864)	(11,327)
Adjusted EBITDA margin(2)	(2.1)	(11.6)	(9.0)

Notes:

(1)	Depreciation and amortization primarily consists of depreciation related to property and equipment, as well as amortization related to intangible assets.

(2)	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by net revenues.

5.B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash from financing activities. As of December 31, 2023, 2024 and 2025, our cash and cash equivalents were US$7.6 million, US$9.6 million and US$7.1 million, respectively. Cash and cash equivalents consisted of cash on hand placed with banks or other financial institutions and highly liquid investment which are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased. Our cash and cash equivalents are primarily denominated in Renminbi.

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

As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and, therefore, must provide for our own liquidity. We conduct our business in China primarily through our wholly-owned PRC subsidiaries, and to a lesser extent through contractual arrangements with the VIEs in China. We are permitted under applicable laws and regulations to provide funding to our PRC subsidiaries through loans or capital contributions, and to the VIEs through loans, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	(US$ in thousands)
Net cash used in operating activities	(5,154)	(16,543)	(15,686)
Net cash provided by (used in) investing activities	2,171	(4,959)	(918)
Net cash provided by financing activities	1,364	23,458	13,611
Effect of exchange rate changes	(374)	8	572
Net (decrease) increase in cash and cash equivalents	(1,993)	1,964	(2,421)
Cash and cash equivalents at the beginning of the period	9,588	7,595	9,559
Cash and cash equivalents at the end of the period	7,595	9,559	7,138

Net cash used in operating activities

Net cash used in operating activities was US$15.7 million in 2025, primarily attributable to (i) our net loss of US$238.1 million, as adjusted by the reconciliation of net loss to cash used in operating activities, which primarily comprised (a) impairment of goodwill and intangible assets of US$186.9 million, (b) share-based compensation expense of US$36.7 million, and (c) depreciation and amortization of US$10.8 million, partially offset by deferred tax benefits of US$14.8 million, and (ii) changes in operating assets and liabilities, which was primarily the result of (a) an increase in accounts receivable of US$7.9 million, and (b) an increase in advances to suppliers of US$2.6 million, partially offset by (i) an increase in accounts payable of US$7.4 million, and (ii) an increase in accrued expenses and other current liabilities of US$1.7 million.

Net cash used in operating activities was US$16.5 million in 2024, primarily attributable to (i) our net loss of US$12.7 million, as adjusted by the reconciliation of net loss to cash used in operating activities, which primarily comprised depreciation and amortization of US$5.0 million, partially offset by deferred tax benefits of US$2.5 million, and (ii) changes in operating assets and liabilities, which was primarily the result of an increase in accounts receivable of US$10.8 million, partially offset by an increase in accounts payable of US$6.0 million.

Net cash used in operating activities was US$5.2 million in 2023, primarily attributable to (i) our net loss of US$13.3 million, as adjusted by the reconciliation of net loss to net cash used in operating activities, which primarily comprised (a) share-based compensation expense of US$6.1 million, and (b) depreciation and amortization of US$6.1 million, partially offset by deferred tax benefits of US$1.4 million, and (ii) changes in operating assets and liabilities, which was primarily the result of (a) an increase in accounts receivable of US$3.3 million, (b) an increase in prepaid expenses and other current assets of US$1.1 million, and (c) a decrease in amount due to related parties of US$1.0 million, partially offset by an increase in accounts payable of US$2.9 million.

Net cash provided by (used in) investing activities

Net cash used in investing activities was US$0.9 million in 2025, which was primarily attributable to (i) acquisitions of cost method investees of US$2.4 million, (ii) purchase of intangible asset of US$1.0 million, and (iii) proceeds from sale of crypto asset of US$2.0 million, partially offset by disposal of intangible asset of US$1.0 million.

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

Net cash provided by financing activities

Net cash provided by financing activities was US$13.6 million in 2025, which primarily comprised (i) proceeds from borrowings of US$21.2 million, (ii) contribution from non-controlling interest of US$2.6 million and (iii) loan from third parties of US$2.1 million, partially offset by repayments of borrowings of US$13.5 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent period primarily include our capital expenditures.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with the acquisition of professional athletes and league seats. Our capital expenditures were US$3.6 million, US$2.0 million and US$1.2 million in 2023, 2024 and 2025. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

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

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on The Company—4.B. Business Overview—Intellectual Property.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) business combination; (iii) The fair value measurement of asset acquisition and (iv) impairment of long-lived assets and goodwill. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Valuation in the purchase price allocation associated with business combination and impairment of intangible assets and goodwill

We used the following valuation methodologies to value assets acquired, liabilities assumed and intangible assets identified in the business combination and the impairment of intangible assets and goodwill:

●	League tournament rights were valued using the multi-period excess earning method under income approach, which represents the excessive earnings generated by the asset that remains after a deduction for a return on other contributory assets;

●	Brand names were valued using the relief from royalty method under income approach, which represents the benefits of owning the intangible asset rather than paying royalties for its right of use;

●	Goodwill was valued by estimating the fair value of the reporting unit using the discounted cash flow method under the income approach and impairment was recorded as the carrying amount of the reporting unit exceeding its fair value.

●	Other assets and liabilities carrying value approximated fair value at the time of acquisition.

The estimation involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, such as revenue growth rate, discount rate, risk-free interest rate, royalty rates and subjective judgments regarding the management’s projected financial and operating results, its unique business risks.

Valuation of fair value of mining machines acquired

We used the following valuation methodology to value the fair value of mining machines acquired:

Mining machines were valued using the market approach, which represents the market participant transaction prices for comparable mining equipment. This methodology considers the quoted prices of machines with similar specifications, such as hash rate and power efficiency, adjusted for factors including but not limited to the age, condition, hashprice index and producer price index.

The estimation involves significant assumption and a number of complex and subjective variables, such as market transaction prices for comparable hardware, and subjective judgments regarding the remaining useful life of the machines and volatility in the market for cryptocurrency mining equipment.

Allowance for credit losses

Allowance for credit loss represents management’s best estimate of probable losses inherent in the portfolio. ASC 326 requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

We considered various factors, including nature, historical collection experience, the age of the accounts receivable balances, credit quality and specific risk characteristics of its customers, current economic conditions, forward-looking information including economic, regulatory, technological, environmental factors (such as industry prospects, GDP, employment, etc.), reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. We have adopted loss rate method to calculate the credit loss and considered the reverent factors of our historical and future conditions to make reasonable estimation of the risk rate. Because estimating expected credit losses requires a number of assumptions about matters that are uncertain, expected credit losses can vary substantially over time. The amounts of allowance over deferred tax assets were US$1,703,274, US$1,940,958 and US$7,842,308 of December 31, 2023, 2024 and 2025, respectively.

Deferred tax assets allowance

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from current assumptions, judgements and estimates. Changes in these estimates and judgements may result in material increase or decrease in the provision for income tax expenses, which could be material to financial position and results of operations.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers.

Directors and Executive Officers	Age	Position/Title
Mario Yau Kwan Ho	31	Chairman and Co-Chief Executive Officer
Hicham Chahine	37	Director and Co-Chief Executive Officer
Liwei Sun	40	Director and President
Yanjun Xu	38	Director and Financial Director
Felix Granander	29	Director
Carl Stuart Agren	49	Director
Simon Ming Yeung Tang	41	Director
Kee Wee Kiang Kenneth	34	Director
Carter Jack Feldman	29	Independent Director
King R.H. Harris	35	Independent Director
Zhiyong Li	42	Chief Financial Officer
Lei Zhang	40	Chief Experience Officer
Heng Tang	40	Executive Vice President

Mr. Mario Yau Kwan Ho is our co-founder, co-chief executive officer and the chairman of our board of directors. He currently serves as the chief executive officer of our Asia business. Mario founded Victory Five (V5) esports club and the Macau Esports Federation in 2018, serving as the chairman for both entities. As the partner of iDreamSky Technology Holdings Limited (01119.HK), Mario led the games publishing company to a successful listing on the Hong Kong Stock Exchange. In 2021, Mario led the merger between V5 and eStar Esports, creating then the largest Chinese esports company. In 2023, he led the merger between ESV5 and Ninjas in Pyjamas. Mario received his bachelor’s degree in management science from the Massachusetts Institute of Technology in 2016.

Mr. Hicham Chahine is our co-founder, co-chief executive officer and director. He currently serves as the chief executive officer of our Western and MENA businesses. Hicham acquired Ninjas in Pyjamas in 2016, and has served as its chief executive officer since then. Prior to joining Ninjas in Pyjamas, Hicham had extensive experiences ranging from financial industry to entrepreneurship. From May 2008 to June 2016, he was the managing director of hedge funds at Formue, the largest wealth management firm in the Nordics. In February 2010, Hicham founded and served as chairman of DIGLIFE AS, a private equity firm with investment portfolios in lifestyle, gaming and other technology-related companies. Hicham graduated from BI Norwegian Business School with a bachelor’s degree in business and economics in 2013.

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

Mr. Carl Stuart Agren has served as our director and the chief operating officer of our mining and digital asset division since August 2025, bringing over two decades of leadership in cryptocurrency mining and data center operations. Most recently, Carl served as chief executive officer of Phoenix Technology, where he oversaw global cryptocurrency mining operations and led corporate strategy, operations, and expansion initiatives. Prior to Phoenix, Carl co-founded and served as chief operating officer of G42 Cloud (now Core42), developing data center capacity for AI and high-performance computing in the Middle East. Carl received his bachelor’s degree from the University of Idaho and master’s degree from University of Phoenix.

Mr. Simon Ming Yeung Tang has served as our director since September 2025. He also currently serves as a director and chief financial officer at Cango Inc. (Nasdaq: CANG). Simon is an experienced corporate finance professional with over 15 years of expertise across investment banking, corporate law and senior finance leadership roles. Simon was chief financial officer of two new economy companies in the Internet and new energy vehicle sectors in China. From 2010 to 2021, he was part of the APAC TMT investment banking team at Credit Suisse, and before that practiced as an English law and Hong Kong law qualified corporate lawyer at Linklaters. Simon holds a Bachelor of Arts in Jurisprudence from the University of Oxford.

Mr. Kee Wee Kiang Kenneth has served as our director since September 2025. Kenneth has been active in the Bitcoin mining industry since 2022, with investments and operational experience across multiple jurisdictions. He has played an important role in scaling mining projects internationally and brings hands-on expertise in digital asset infrastructure and global mining operations. Prior to joining us, he accumulated extensive experience in digital asset mining projects, including cross-border project development, mining operations and the management of mining infrastructure.

Mr. Carter Jack Feldman has served as our independent director since January 2023. He has also been the chairman of the board of directors and chief executive officer of Zero Knowledge Labs Limited since 2022. From 2018 to 2023, Carter served as the chief technology officer at Dreamwalk Technologies Limited. He is otherwise known for creating the first Minecraft modding engine for mobile devices, ModPE, which has been installed on over 20,000,000 devices around the world

Mr. King R.H. Harris has served as our independent director since September 2024. Randy has a wealth of experience in sports business. He is a founder at 3V Sports Management, a U.S -based basketball agency specializing in advancing the professional careers of athletes. As a seasoned investor in real estate, technology, and AI ventures, he also has a deep understanding of economic sectors. Randy received his bachelor’s degree from Loyola Marymount University in Los Angeles.

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

Mr. Lei Zhang has served as our chief experience officer since September 2024, and our senior vice president since January 2021. He also served as our director from February 2021 to July 2024. Prior to joining us, Lei had served as the general manager for Hongli Culture Communication (Wuhan) Co., Ltd., the operating entity of MAG Studio, since 2017. From 2015 to 2017, he served as general manager of Koi Network Technology (Wuhan) Co., Ltd. He worked as the assistant to the general manager at Yimin Pharmaceuticals from 2013 to 2016, and worked in BGA Division of Airchina Media Co., Ltd. in 2013. Lei has served as the vice president of the Hubei Esports Association since 2022. He received his master’s degree in multimedia from Nottingham Trent University in 2012.

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

6.B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2025, we paid an aggregate of US$1.1 million in cash and benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of March 31, 2026, the number of underlying shares pursuant to the outstanding share awards granted under the 2024 Plan amounted to 1,559 Class A ordinary shares. As of March 31, 2026, the number of shares available for future grant under the 2024 Plan was 8,945,618 Class A ordinary shares.

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

2025 Share Incentive Plan

In November 2025, we adopted the 2025 Share Incentive Plan, or the 2025 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We subsequently amended our 2025 Plan in December 2025. Following the amendment, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2025 Plan is 164,946,296.

As of March 31, 2026, the number of shares available for future grant under the 2025 Plan was 119,515,989 ordinary shares.

The following paragraphs describe the principal terms of the 2025 Plan.

Type of awards. The 2025 Plan permits the awards of options, restricted shares, and restricted share units or other types of awards approved by the compensation committee of our board of directors or a committee appointed by our board of directors.

Plan administration. The 2025 Plan shall be administered by the compensation committee or a committee appointed by the board of directors.

Award agreement. Awards under the 2025 Plan are evidenced by an award agreement that set forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility. We may grant awards to employees, consultants, and directors of our company and our subsidiaries.

Vesting schedule. In general, the compensation committee or a committee appointed by the board of directors determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of awards. The exercise price per share subject to an option is determined by the compensation committee or a committee appointed by the board of directors and set forth in the award agreement which may be a fixed price or a variable price related to the fair market value of the shares.

Transfer restrictions. Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions provided in the 2025 Plan, such as transfers to our company or a subsidiary of ours, transfers by gift to “immediate family” as that term is defined in SEC Rule 16a-1(e) promulgated under the Exchange Act, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the compensation committee, a committee appointed by the board of directors or our executive officer or director duly authorized by the relevant committee, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the compensation committee or a committee appointed by the board of directors, pursuant to such conditions and procedures as the compensation committee or a committee appointed by the board of directors may establish.

Termination and amendment. Unless terminated earlier, the 2025 Plan has a term of ten years. The compensation committee may terminate, amend or modify the 2025 Plan at any time. However, to comply with applicable laws or stock exchange rules, shareholder approval is required for any amendment unless we opt to follow home country practice. Specifically, unless we opt to follow home country practice, shareholder approval is necessary for any amendment that (i) increases the number of shares available under the 2025 Plan, except for certain exemptions as stipulated in the 2025 Plan, or (ii) allows the compensation committee or a committee appointed by the board of directors to extend the term of the 2025 Plan or the exercise period for an option beyond ten years from the date of grant.

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

As of March 31, 2026, our employees and other qualified individuals other than members of our senior management as a group held outstanding share awards to purchase 1,559 Class A ordinary shares.

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

Audit Committee. Our audit committee consists of Mr. Carter Jack Feldman and Mr. King R.H. Harris. Mr. Carter Jack Feldman is the chairperson of our audit committee. We have determined that each of Mr. Carter Jack Feldman and Mr. King R.H. Harris satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that Mr. Carter Jack Feldman qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

6.D. Employees

As of December 31, 2025, we had 247 employees. The following tables set forth the breakdown of our full-time employees as of December 31, 2025 by function and location, respectively:

Function	Number of Employees

Esports teams	17
Talent management	35
Event production	94
Sales and marketing	29
General administrative and others	72
Total	247

Location	Number of Employees

China	232
Sweden	10
United Arab Emirates	5
Total	247

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2026 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own 5% or more of our shares.

The calculations in the table below are based on 448,715,515 ordinary shares issued and outstanding as of March 31, 2026, including 365,280,890 Class A ordinary shares, 51,900,121 Class B1 ordinary shares and 31,534,504 Class B2 ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary	Class B1 Ordinary	Class B2 Ordinary	Total Ordinary Shares on an As-Converted	% of Beneficial	% of Aggregate Voting
	Shares	Shares	Shares	Basis	Ownership*	Power**
Directors and Executive Officers†:
Mario Yau Kwan Ho (1)	—	33,451,073	—	33,451,073	7.5	32.9
Hicham Chahine (2)	—	—	31,534,504	31,534,504	7.0	31.0
Liwei Sun (3)	—	18,449,048	—	18,449,048	4.1	18.1
Yanjun Xu	—	—	—	—	—	—
Felix Granander (4)	12,268,258	—	—	12,268,258	2.7	0.6
Carl Stuart Agren (5)	276	—	—	276	0.0	0.0
Simon Ming Yeung Tang	—	—	—	—	—	—
Kee Wee Kiang Kenneth	—	—	—	—	—	—
Carter Jack Feldman	—	—	—	—	—	—
King R.H. Harris	—	—	—	—	—	—
Zhiyong Li (6)	143,000	—	—	143,000	0.0	0.01
Lei Zhang (7)	875,247	—	—	875,247	0.2	0.04
Heng Tang (8)	753,018	—	—	753,018	0.2	0.04
All Directors and Executive Officers as a Group	14,039,799	51,900,121	31,534,504	97,474,424	21.7	82.7
Principal Shareholders
Seventh Hokage Management Limited (1)	—	33,451,073	—	33,451,073	7.5	32.9
Apex Cyber Capital Limited (9)	61,587,787	—	—	61,587,787	13.7	3.0
Prosperity Oak Holdings Limited (10)	57,965,652	—	—	57,965,652	12.9	2.9
Silver Crest Limited (11)	28,653,405	—	—	28,653,405	6.4	1.4
Alpha Giant Limited (12)	26,128,044	—	—	26,128,044	5.8	1.3
Ascentia Capital Limited (13)	26,128,044	—	—	26,128,044	5.8	1.3
Veridian Prosperity Group Limited (14)	26,123,281	—	—	26,123,281	5.8	1.3
Prosperity Peak Limited (15)	26,122,897	—	—	26,122,897	5.8	1.3
Nexus ConsultTech Limited (16)	26,074,457	—	—	26,074,457	5.8	1.3

Notes:

†	Except as otherwise indicated below, the business address of our directors and executive officers is Rosenlundsgatan 31, 11863, Stockholm, Sweden. The business address of Mario Yau Kwan Ho, Liwei “xiaOt” Sun, Yanjun Xu, Zhiyong Li, Lei Zhang and Heng Tang is No. 26, Gaoxin 2nd Road, East Lake High-tech Development Zone, Wuhan, Hubei, 430000, The People’s Republic of China.

*	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) the total number of ordinary shares outstanding and (ii) the number of ordinary shares that such person or group has the right to acquire upon exercise of options or other right within 60 days after the date of this annual report.

**	For each person or group included in this column, percentage of total voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A, Class B1 and Class B2 ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of Class B1 and Class B2 ordinary shares (collectively referred to as “Class B ordinary shares”) is entitled to 20 votes per share, subject to the approval conditions for ordinary resolutions, the Weighted Voting Right and certain restrictions. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. For more information about the voting rights of our Class A and Class B ordinary shares, see “Item 10. Additional Information—10.B. Memorandum and Articles of Association.”

(1)	Represents 33,451,073 Class B1 ordinary shares directly held by Seventh Hokage Management Limited (formerly known as Mario Ho Holdings Limited), a limited liability company established in the British Virgin Islands. Seventh Hokage Management Limited is wholly owned by Seventh Hokage Holdings Limited, a limited liability company established in the British Virgin Islands, which is beneficially owned by Mario Yau Kwan Ho through a trust. Mario Yau Kwan Ho and his family are the trust’s beneficiaries. The registered address of Seventh Hokage Management Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)	Represents (i) 13,362,381 Class B2 ordinary shares directly held by DIGLIFE AS, a company registered under the laws of Norway and is 95.61% owned by Hicham Chahine; and (ii) 18,172,123 Class B2 ordinary shares directly held by Hicham Chahine. The registered address of DIGLIFE AS is Tors gate 2B, 0260 Oslo, Norway.

(3)	Represents 18,449,048 Class B1 ordinary shares directly held by xiaOt Sun Holdings Limited, a limited liability company established in the British Virgin Islands. xiaOt Sun Holdings Limited is wholly owned by Liwei Sun. The registered address of xiaOt Sun Holdings Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(4)	Represents 12,268,258 Class A ordinary shares held by Tolsona Ltd., a company incorporated in the Republic of Cyprus. Tolsona Ltd. is wholly owned by Felix Granander. The registered address of Tolsona Ltd. is Naxou, 4, 1st Floor, Flat/Office 101, 1070, Nicosia, the Republic of Cyprus.

(5)	Represents 276 Class A ordinary shares in the form of ADSs beneficially owned by Carl Stuart Agren.

(6)	Represents 143,000 Class A ordinary shares in the form of ADSs beneficially owned by Zhiyong Li.

(7)	Represents 875,247 Class A ordinary shares held by RayZ Holdings Limited, a limited liability company established in the British Virgin Islands. RayZ Holdings Limited is wholly owned by Lei Zhang. The registered address of RayZ Holdings Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(8)	Represents 753,018 Class A ordinary shares in the form of ADSs beneficially owned by Heng Tang.

(9)	Represents 61,587,787 Class A ordinary shares directly held by Apex Cyber Capital Limited, a limited liability company established in the British Virgin Islands, as reported on the Schedule 13D/A filed by Apex Cyber Capital Limited on January 15, 2026. Kee Wee Kiang, Kenneth, FANG Wenwen and SHEN Yue Lei each indirectly holds one-third of the shares of Apex Cyber Capital Limited. The registered address of Apex Cyber Capital Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.

(10)	Represents 57,965,652 Class A ordinary shares directly held by Prosperity Oak Holdings Limited, a limited liability company established in the British Virgin Islands, as reported on the Schedule 13D/A filed by Prosperity Oak Holdings Limited on January 15, 2026. CHIU Chang-Wei holds 100% of the voting power of the shares of Prosperity Oak Holdings Limited. The registered address of Prosperity Oak Holdings Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

(11)	Represents 28,653,405 Class A ordinary shares directly held by Silver Crest Limited, a limited liability company established in the British Virgin Islands. The registered address of Silver Crest Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola, British Virgin Islands VG1110.

(12)	Represents 26,128,044 Class A ordinary shares directly held by Alpha Giant Limited, a limited liability company established in the British Virgin Islands. The registered address of Alpha Giant Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands VG1110.

(13)	Represents 26,128,044 Class A ordinary shares directly held by Ascentia Capital Limited, a limited liability company established in the British Virgin Islands. The registered address of Ascentia Capital Limited is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands VG1110.

(14)	Represents 26,123,281 Class A ordinary shares directly held by Veridian Prosperity Group Limited, a limited liability company established in the British Virgin Islands. The registered address of Veridian Prosperity Group Limited is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands VG1110.

(15)	Represents 26,122,897 Class A ordinary shares directly held by Prosperity Peak Limited, a limited liability company established in the British Virgin Islands. The registered address of Prosperity Peak Limited is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands VG1110.

(16)	Represents 26,074,457 Class A ordinary shares directly held by Nexus ConsultTech Limited, a limited liability company established in the British Virgin Islands. The registered address of Nexus ConsultTech Limited is Asia Leading Chambers, Road Town, Tortola, British Virgin Islands VG1110.

To our knowledge, as of March 31, 2026, a total of 44,735,728 Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program for the benefit of holders of ADRs. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our outstanding Class B ordinary shares are held by record holders in the United States.

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

Most of our operations are conducted in Sweden, China and the United States, and substantially all of our assets are located in Sweden, China and the United States. In addition, except for Mr. Carl Stuart Agren, Mr. Carter Jack Feldman and Mr. King R.H. Harris, our directors, the rest of our current directors and officers listed in “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management” are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. For example, Mr. Mario Yau Kwan Ho is a Hong Kong resident, while Mr. Liwei Sun, Ms. Yanjun Xu, Mr. Zhiyong Li, Mr. Lei Zhang and Mr. Heng Tang reside in mainland China. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plans.”

Other Related Party Transactions

Transactions with Mario Yau Kwan Ho

In 2023, we recorded repayment of reality show services provided by Mr. Ho of US$667,994 and reality show service provided by Mr. Ho of US$146,822. In 2024, we recorded reality show service provided by Mr. Ho of US$224,528 and repayment of reality show services provided by Mr. Ho of US$39,048. We also had amounts due to Mr. Ho of US$146,429, US$325,277 and US$148,665, as of December 31, 2023, 2024 and 2025, respectively, representing reality show service fee.

Tianjin Mingren Enterprise Management Partnership (Limited Partnership), or Tianjin Mingren, is an entity ultimately controlled by Mr. Ho. We had amounts due from Tianjin Mingren of US$141, nil and nil as of December 31, 2023, 2024 and 2025, respectively.

Transactions with Hicham Chahine

We had amounts due to Mr. Chahine of US$4,035, nil and nil as of December 31, 2023, 2024 and 2025, respectively.

Transactions with Liwei Sun

In 2023, we recorded loan to Mr. Sun of US$49,429 and collection of loan to Mr. Sun of US$49,429. We had amounts due from Mr. Sun of US$37,165, US$36,150 and US$37,733 as of December 31, 2023, 2024 and 2025, respectively, representing interest-free loans provided to Mr. Sun, which were due on demand.

Wuhan Xingjing Culture Media Co., Ltd., or Xingjing Culture Media, is an entity controlled by Mr. Sun. In 2023, we recorded US$282,507 of loan from Xingjing Culture Media and loan repayment of US$3.6 million to Xingjing Culture Media. We had amounts due to Xingjing Culture Media of US$88,650, US$86,228 and US$90,003 as December 31, 2023, 2024 and 2025, respectively, representing interest-free loan for daily operations, which were due on demand.

Tianjin Xingjingweiwu Management Consulting LLP, or Tianjin LLP, is an entity controlled by Mr. Sun. In 2024, we recorded payment to Tianjin LLP for Wuhan ESVF’s share purchase of US$62,702, and collection of loan to Tianjin LLP in the amount of US$278. We also had amounts due from Tianjin LLP of US$282, nil and nil as of December 31, 2023, 2024 and 2025, respectively, representing represented interest-free loans provided to Tianjin LLP, which were due on demand.

Transactions with Wuhan Tourism and Sports Group

In 2023, we provided sponsorships and advertising services to Wuhan Tourism and Sports Group of US$666,156. In 2024, we provided sponsorships and advertising services to Wuhan Tourism and Sports Group of US$600,898. We also had amounts due to Wuhan Tourism and Sports Group of US$609,009, nil and nil as of December 31, 2023, 2024 and 2025, respectively.

Wuhan Linyu Ecological Group Co., Ltd., or Wuhan Linyu, is a company indirectly wholly owned by Wuhan Tourism and Sports Group. In 2023, we purchased landscaping services of US$6,758 from Wuhan Linyu and made the repayment of services provided by Wuhan Linyu of US$8,106. In 2024, we purchased landscaping services of US$5,489 from Wuhan Linyu and made the repayment of services provided by Wuhan Linyu of US$5,489. In 2025, we purchased landscaping services of US$5,187 from Wuhan Linyu and made the repayment of services provided by Wuhan Linyu of US$5,187.

Transactions with Shenzhen Media Group

We provided sponsorships and advertising services to Shenzhen Media Group, an affiliate of Shenzhen Media Group (International Limited) which is one of our shareholders, in exchange for the use of stadium and dormitories owned by Shenzhen Media Group. In 2023, we provided sponsorships and advertising services to Shenzhen Media Group of US$423,675, and recorded rental expenses of US$610,092 and government subsidies that should be distributed to Shenzhen Media Group of US$423,675. We also purchased event production services from Shenzhen Media Group of US$14,687, and recorded repayment of government subsidies distributed to Shenzhen Media Group of US$282,450 in 2023. In 2024, we recorded rental expenses of US$16,579 and government subsidies that should be distributed to Shenzhen Media Group of US$416,914. We also purchased event production services of US$2,622 and event operation services of US$119,571 from Shenzhen Media Group, and provided event production services to Shenzhen Media Group of US$437,891 in 2024. In 2025, we recorded government subsidies that should be distributed to Shenzhen Media Group of US$413,644. We had amounts due to Shenzhen Media Group of US$422,540, US$946,944 and US$1,417,402 as of December 31, 2023, 2024 and 2025, respectively, representing government subsidies we received and should pay to Shenzhen Media Group pursuant to a cooperation agreement, as well as event operation services provided by Shenzhen Media Group. As of December 31, 2024 and 2025, we had amounts due from Shenzhen Media Group of US$252,079 and US$263,117, respectively, representing the accounts receivable for providing esports service to Shenzhen Media Group.

Transactions with Shenzhen Xingjing Weiwu Education Technology Co., Ltd.

In 2023, we provided loan to Shenzhen Xingjing Weiwu Education Technology Co., Ltd., or Shenzhen Xingjing Weiwu Education, an entity in which we have a minority equity interest, of US$152,304. In the same year, we also provided event production services to Shenzhen Xingjing Weiwu Education of US$75,988. As of December 31, 2023, we had amounts due from Shenzhen Xingjing Weiwu Education of US$232,229, and amounts due to Shenzhen Xingjing Weiwu Education of US$131,017. In 2024, we provided loan of US$1,042 and event production services of US$25,297 to Shenzhen Xingjing Weiwu Education. As of December 31, 2024, we had amounts due from Shenzhen Xingjing Weiwu Education of US$196,437, and amounts due to Shenzhen Xingjing Weiwu Education of US$131,017. Beginning in 2025, Shenzhen Xingjing has become a subsidiary of our company through consolidation and is no longer considered a related party of our company..

Transactions with Shengjie Huang

As of December 31, 2024, we had amounts due from Mr. Huang, a shareholder of us, of US$411,511, representing interest-free loans provided to Mr. Huang. Mr. Huang is no longer considered a related party due to disposal of Young Will in 2025.

Transactions with Wuhan Yingyi Culture Media Co., Ltd.

In 2024, we provided talent management service to Wuhan Yingyi Culture Media Co., Ltd., or Wuhan Yingyi, an entity in which we have a minority equity interest, of US$14,967. In 2025, we provided talent management service to Wuhan Yingyi of US$32,690. As of December 31, 2024 and 2025, we had amounts due to Wuhan Yingyi of US$9,006 and nil, respectively.

Transactions with Wuhan Lingsheng Culture and Technology Co., Ltd.

In 2024, we provided talent management service to Wuhan Lingsheng Culture and Technology Co., Ltd., or Wuhan Lingsheng, an entity in which we have a minority equity interest, of US$7,258. In 2025, we provided talent management service to Wuhan Lingsheng of US$12,345. As of December 31, 2024 and 2025, we had amounts due to Wuhan Lingsheng of US$5,353 and nil, respectively.

Transactions with Wuhan Suran Culture Media Co., Ltd.

In 2024, we provided talent management service to Wuhan Suran Culture Media Co., Ltd., an entity in which we have a minority equity interest, of US$37,586. In 2025, we provided talent management service to Wuhan Suran of US$60,818.

Transactions with Phase Two Limited

As of December 31, 2025, we had amounts due from Phase Two Limited, an entity in which we have a minority equity interest, of US$17,151, representing the advance payment we made on behalf of Phase Two Limited for the company’s registration expenses.

Transactions with Haoming Yu

In 2025, we recorded loan to Mr. Haoming Yu, our senior vice president, of US$33,391 and collection of loan to Mr. Yu of US$33,391.

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

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business Operations—Pending or future litigations, arbitrations, governmental investigations and other legal proceedings could have a material and adverse impact on our financial condition and operating results.”

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

Our tenth amended and restated memorandum and articles of association is filed as Exhibit 1.1 to this annual report. Our shareholders adopted our tenth amended and restated memorandum and articles of association by a special resolution on December 29, 2025.

The following are summaries of material provisions of our tenth amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our tenth amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Shares. Our shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our tenth amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

Where there is more than one holder of Class B ordinary shares that is subject to a Weighted Voting Right for the purposes of passing a special resolution, then the voting power entitled to be exercised in respect of such Class B ordinary shares, shall be divided equally between the Class B1 majority holder who holds the highest number of the issued Class B1 ordinary shares and the Class B2 majority holder who holds the highest number of the issued Class B2 ordinary shares, provided always that: (i) in the event that a Class B majority holder votes “against” a special resolution (the “Relevant Class B Majority Holder”), then all of the voting power entitled to be exercised in respect of such Class B ordinary shares shall be exercised by that Relevant Class B Majority Holder only, and (ii) if there is only one Class B majority holder then the voting power entitled to be exercised in respect of such Class B ordinary shares shall be exercised by that Class B majority holder alone. Under the Companies Act, a special resolution will be required for important matters such as a change of name or making changes to our tenth amended and restated memorandum and articles of association.

Class B Share Conversion. Each Class B share is convertible into one Class A ordinary share at any time at the option of the holder thereof. In addition, our Class B1 ordinary shares and Class B2 ordinary shares will automatically convert into shares of Class A ordinary shares upon certain transfers and other events, in particular when a holder of Class B1 ordinary shares or holder of Class B2 ordinary shares holds less than 2% of our total issued shares, all of the Class B1 ordinary shares or the Class B2 ordinary shares held by the relevant holder and its Affiliates shall automatically convert into an equivalent number of Class A ordinary shares respectively. However, Class A ordinary shares are not convertible into Class B Shares under any circumstances.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our tenth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Act does not provide shareholders with a general statutory right to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our tenth amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our tenth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Our tenth amended and restated memorandum and articles of association provide that at any meeting of shareholders a resolution put to the vote of the meeting must be decided on a poll vote.

Transfer of Ordinary Shares. Subject to the restrictions set out in our tenth amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

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

Issuance of Additional Shares. Our tenth amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our tenth amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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

Anti-Takeover Provisions. Some provisions of our tenth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our tenth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our tenth amended and restated memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our tenth amended and restated memorandum and articles of association.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our tenth amended and restated memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

The Companies Act do not provide shareholders with any general statutory rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our tenth amended and restated memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our tenth amended and restated memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our tenth amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our tenth amended and restated memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders, except for a Member Appointed Director or the Chairman. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; (v) only holds office as a Director for a fixed term and such term expires or (vi) is removed from office pursuant to any other provision of our articles of association.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our tenth amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the two-thirds holders of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by a two-thirds majority of the holders of the shares of that class present and voting at such meeting (whether in person or by proxy).

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our tenth amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our tenth amended and restated memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our tenth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet and the market price of our ADSs, we believe that we were not a PFIC for our 2025 taxable year. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually after the close of each taxable year that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law (see “—People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”) (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose).

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each a “pre-PFIC year”) will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or such other forms required by the United States Treasury Department. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the taxable years for which such form is required to be filed. Each U.S. Holder should consult its tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

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

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements. Our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and our executive officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2025, we received approximately US$0.5 million from the depositary.

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

For the period from the date that the registration statement on Form F-1 was declared effective by the SEC to the date of this annual report, we have fully utilized the net proceeds from our initial public offering for working capital, operating expenses, capital expenditures and other general corporate purposes. .

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our co-chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, due to the outstanding material weakness in internal control over financial reporting described below, as of December 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Notwithstanding such material weakness, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects. We have implemented and plan to implement a number of measures to address and remediate the material weakness identified and improve the effectiveness of our disclosure controls and procedures, see “Management’s Plan for Remediation of Material Weakness.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934).

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our co-chief executive officer and our chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 using the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025, due to the material weakness in internal control over financial reporting described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

Management’s Plan for Remediation of Material Weakness

Our management’s ongoing remediation efforts related to the above identified material weaknesses include (but are not limited to):

●	hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience;
●	expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations;
●	developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes; and
●	establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.

Our management, with oversight from the audit committee, is continually and actively engaging in efforts towards remediating the identified material weakness described above. The material weakness will not be considered remediated until the applicable remedial controls have operated for a sufficient period of time and management has concluded through testing that these controls are operating effectively. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. However, we cannot assure you that all of these measures will be sufficient to remediate our material weaknesses in time, or at all. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business Operations—If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.”

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

	For the Year Ended December 31,
	2024	2025
	(USD in thousands)
Audit Fees(1)	721.0	350.6
Audit-Related Fees(2)	—	20.0
Tax Fees(3)	—	—
Other Fees(4)	—	—
Total	721.0	370.6

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements and audit of our internal control over financial reporting, review of the interim financial information and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the financial due diligence services rendered by our auditor, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean the aggregate fees incurred from professional tax services rendered by our auditor.

(4)	Other Fees. Other fees mean the aggregate fees incurred from professional services rendered by our auditor other than services included under Audit Fees, Audit-Related Fees and Tax Fees.

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

As an exempted company with limited liability incorporated in the Cayman Islands and listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the Nasdaq corporate governance listing standards that listed companies must: (i) have a majority of independent directors; (ii) have an audit committee of at least three members comprised solely of independent directors; (iii) have a nominations committee comprised solely of independent directors; (iv) have a compensation committee comprised solely of independent directors; (v) have regularly scheduled executive sessions with only independent directors each year; and (vi) hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. To the extent that we choose to follow additional home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of NIP Group Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1*	Tenth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently effective
2.1	Form of Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form S-8 (File No. 333-284101) filed with the Securities and Exchange Commission on December 31, 2024)
2.3	Deposit Agreement, dated as of July 25, 2024, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 2.3 to the Annual Report on Form 20-F (File No. 001-42160) filed with the Securities and Exchange Commission on May 12, 2025)
2.4	Fifth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated June 30, 2023 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-280135), as amended, initially filed with the Securities and Exchange Commission on June 12, 2024)
2.5*	Description of Securities
4.1	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-280135), as amended, initially filed with the Securities and Exchange Commission on June 12, 2024)
4.2	2024 Share Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-280135), as amended, initially filed with the Securities and Exchange Commission on June 12, 2024)
4.3	Amended and Restated 2025 Share Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K (File No. 001-42160) furnished to the Securities and Exchange Commission on January 16, 2026)
4.4	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-280135), as amended, initially filed with the Securities and Exchange Commission on June 12, 2024)
4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-280135), as amended, initially filed with the Securities and Exchange Commission on June 12, 2024)
4.6†	English translation of the Exclusive Business Cooperation Agreement between Wuhan Muyecun and Wuhan Alunyou, dated September 23, 2024 (incorporated herein by reference to Exhibit 4.5 to the Annual Report on Form 20-F (File No. 001-42160) filed with the Securities and Exchange Commission on May 12, 2025)
4.7†	English translation of the Exclusive Option Agreement among Wuhan Muyecun, Wuhan Alunyou and shareholders of Wuhan Alunyou, dated September 23, 2024 (incorporated herein by reference to Exhibit 4.6 to the Annual Report on Form 20-F (File No. 001-42160) filed with the Securities and Exchange Commission on May 12, 2025)
4.8†	English translation of the Powers of Attorney granted by shareholders of Wuhan Alunyou, dated September 23, 2024 (incorporated herein by reference to Exhibit 4.7 to the Annual Report on Form 20-F (File No. 001-42160) filed with the Securities and Exchange Commission on May 12, 2025)
4.9†	English translation of the Equity Interest Pledge Agreement among Wuhan Muyecun, Wuhan Alunyou and shareholders of Wuhan Alunyou, dated September 23, 2024 (incorporated herein by reference to Exhibit 4.8 to the Annual Report on Form 20-F (File No. 001-42160) filed with the Securities and Exchange Commission on May 12, 2025)
4.10†	English translation of the Spouse Consent granted by the spouse of shareholder of Wuhan Alunyou, as currently in effect (incorporated herein by reference to Exhibit 4.9 to the Annual Report on Form 20-F (File No. 001-42160) filed with the Securities and Exchange Commission on May 12, 2025)
4.11	English translation of the Exclusive Technology and Consulting Service Agreement between Beijing ZSZQ and Young Will, dated September 25, 2024 (incorporated herein by reference to Exhibit 4.10 to the Annual Report on Form 20-F (File No. 001-42160) filed with the Securities and Exchange Commission on May 12, 2025)
4.12†	English translation of the Exclusive Option Agreement among Beijing ZSZQ, Young Will and shareholders of Young Will, dated September 25, 2024 (incorporated herein by reference to Exhibit 4.11 to the Annual Report on Form 20-F (File No. 001-42160) filed with the Securities and Exchange Commission on May 12, 2025)
4.13†	English translation of the Powers of Attorney granted by shareholders of Young Will, dated September 25, 2024 (incorporated herein by reference to Exhibit 4.12 to the Annual Report on Form 20-F (File No. 001-42160) filed with the Securities and Exchange Commission on May 12, 2025)
4.14†	English translation of the Equity Interest Pledge Agreement among Beijing ZSZQ, Young Will and shareholders of Young Will, dated September 25, 2024 (incorporated herein by reference to Exhibit 4.13 to the Annual Report on Form 20-F (File No. 001-42160) filed with the Securities and Exchange Commission on May 12, 2025)
4.15†	On-rack Sales and Purchase Agreement between NIP Group Inc. and Persons Listed in Section 1 of Appendix A, dated June 27, 2025 (incorporated herein by reference to Exhibit 99.2 to the report on Form 6-K (File No. 001-42160) furnished to the Securities and Exchange Commission on July 1, 2025)
4.16	Amendment to On-rack Sales and Purchase Agreement, dated September 5, 2025 (incorporated herein by reference to Exhibit 99.2 to the report on Form 6-K (File No. 001-42160) furnished to the Securities and Exchange Commission on September 9, 2025)
4.17	On-rack Sales and Purchase Agreement between NIP Group Inc. and Persons Listed in Section 1.1 of Appendix A, dated November 3, 2025 (incorporated herein by reference to Exhibit 99.2 to the report on Form 6-K (File No. 001-42160) furnished to the Securities and Exchange Commission on November 3, 2025)
4.18*	Amendment to On-rack Sales and Purchase Agreement, dated January 9, 2026
8.1*	Significant Subsidiaries and VIE of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-280135), as amended, initially filed with the Securities and Exchange Commission on June 12, 2024)
11.2	Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading of the Registrant (incorporated herein by reference to Exhibit 11.2 to the Annual Report on Form 20-F (File No. 001-42160) filed with the Securities and Exchange Commission on May 12, 2025)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of CM Law Firm
15.2*	Consent of Carey Olsen Singapore LLP
15.3*	Consent of Guangdong Prouden CPAs GP, an independent registered public accounting firm
16.1	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated March 17, 2025 (incorporated herein by reference to Exhibit 16.1 to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on March 17, 2025)
97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the Annual Report on Form 20-F (File No. 001-42160) filed with the Securities and Exchange Commission on May 12, 2025)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

†	Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

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

Date: April 30, 2026

NIP GROUP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NIP Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NIP Group Inc. (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of operations and comprehensive loss, changes in equity (deficit) and redeemable non-controlling interests and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2025, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Guangzhou, China

April 30, 2026

NIP GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

		As of December 31,
	Notes	2024	2025

ASSETS
Current assets:
Cash and cash equivalents		$9,559,298	$7,138,436
Short-term investments	4	2,995,607	3,208,458
Accounts receivable, net	5	28,379,548	36,295,683
Receivable for bitcoin collateral	6	-	16,807,916
Crypto asset receivable		-	111,180
Crypto asset held	7	-	571,762
Advance to suppliers		1,066,329	7,014,413
Amounts due from related parties	23	896,177	318,001
Prepaid expenses and other current assets, net	8	1,518,143	6,068,279
Total current assets		44,415,102	77,534,128
Non-current assets:
Property and equipment, net	9	3,043,272	18,215,748
Intangible assets, net	10	127,981,521	68,578,910
Right-of-use assets, net	16	1,965,772	3,910,184
Goodwill	11	131,909,760	30,363,234
Deferred tax assets, net	14	2,088,820	1,527,673
Other non-current assets		1,162,119	2,247,507
Total non-current assets		268,151,264	124,843,256
Total assets		$312,566,366	$202,377,384

LIABILITIES
Current liabilities:
Short-term borrowings	12	$10,550,327	$38,795,458
Long-term borrowing, current	12	273,998	3,586,427
Accounts payable		19,070,470	32,422,596
Payable related to league tournaments rights, current		732,236	801,748
Accrued expenses and other liabilities	13	6,527,390	9,172,731
Deferred revenue		1,038,307	1,609,908
Operating lease liabilities, current	16	768,955	571,939
Amount due to related parties, current	23	1,372,808	1,656,070
Total current liabilities		40,334,491	88,616,877
Non-current liabilities:
Long-term borrowing, non-current	12	3,376,519	1,047,247
Amount due to related parties, non-current	23	131,017	-
Payable related to league tournaments rights, non-current		1,546,701	783,871
Operating lease liabilities, non-current	16	1,093,079	3,377,486
Deferred tax liabilities	13	23,661,207	11,190,472
Other long-term liability	17	-	2,144,971
Total non-current liabilities:		29,808,523	18,544,047
Total liabilities		$70,143,014	$107,160,924

The accompanying notes are an integral part of these consolidated financial statements.

NIP GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

		As of December 31,
	Notes	2024	2025

Commitments and contingencies	25

MEZZANINE EQUITY	18
Redeemable non-controlling interests		$2,958,555	$2,296,805
Total mezzanine equity		$2,958,555	$2,296,805

EQUITY:
Class A Ordinary Shares (US$0.0001 par value; 461,995,682 and 1,756,459,263 shares authorized as of December 31, 2024 and December 31, 2025, respectively, 75,392,253 and 197,363,156 issued and 75,392,253 and 197,020,222 outstanding as of December 31, 2024 and December 31, 2025, respectively)		7,539	19,702
Class B Ordinary Shares (US$0.0001 par value; 38,004,318 and 243,540,737 shares authorized as of December 31, 2024 and December 31, 2025, respectively, 38,004,318 and 83,434,625 issued and outstanding as of December 31, 2024 and December 31, 2025, respectively)		3,800	8,343
Subscription receivable		(3,808)	(20,514)
Additional paid-in capital		373,890,499	429,905,870
Statutory reserve		72,420	153,317
Accumulated deficit		(128,921,657)	(366,482,327)
Accumulated other comprehensive (loss) income		(10,522,210)	24,724,566
Total equity attributable to the shareholders of NIP Group Inc.		234,526,583	88,308,957
Non-controlling interests		4,938,214	4,610,698
Total equity		239,464,797	92,919,655
Total liabilities, mezzanine equity and equity		$312,566,366	202,377,384

The accompanying notes are an integral part of these consolidated financial statements.

NIP GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for share and per share data, or otherwise noted)

		For the years ended December 31,
	Notes	2023	2024	2025

Net revenue - third parties	2(n)	$82,502,622	$84,142,409	$126,420,693
Net revenue - related parties	22	1,165,819	1,123,897	105,853
Total net revenue		83,668,441	85,266,306	126,526,546
Cost of revenue - third parties		(75,884,571)	(82,028,621)	(128,003,347)
Cost of revenue - related parties	23	(585,184)	(227,150)	(5,187)
Total cost of revenue		(76,469,755)	(82,255,771)	(128,008,534)
Gross profit (loss)		7,198,686	3,010,535	(1,481,988)

Operating expenses:
Selling and marketing expenses		(6,577,396)	(8,130,777)	(6,989,501)
General and administrative expenses		(15,273,231)	(11,768,315)	(50,338,759)
Impairment of goodwill		-	-	(122,519,218)
Impairment of intangible assets		-	-	(64,406,302)
Changes in fair value of receivable for bitcoin collateral		-	-	(2,931,287)
Realized gain on sale of Bitcoin		-	-	4,578
Total operating expenses		(21,850,627)	(19,899,092)	(247,180,489)

Operating loss		(14,651,941)	(16,888,557)	(248,662,477)

Other income (expense):
Other income (expense), net		716,554	2,370,956	(682,737)
Interest expense, net		(523,317)	(537,479)	(2,238,830)
Total other income (expense), net		193,237	1,833,477	(2,921,567)

Loss before income tax expenses		(14,458,704)	(15,055,080)	(251,584,044)
Income tax benefits	14	1,200,855	2,369,759	13,465,207
Net loss		(13,257,849)	(12,685,321)	(238,118,837)
Net (loss) income attributable to non-controlling interest		(180)	4,464	(639,064)
Net loss attributable to NIP Group Inc.		(13,258,029)	(12,689,785)	(237,479,773)
Preferred shares redemption value accretion		(43,914,707)	(35,930,979)	-
Accretion on redeemable non-controlling interest				(30,304)
Net loss attributable to NIP Group Inc.’s shareholders		(57,172,736)	(48,620,764)	(237,510,077)

Other comprehensive (loss) income:
Foreign currency translation (loss) income attributable to non-controlling interest, net of nil tax		(1)	1,628	185,995
Foreign currency translation income (loss) attributable to ordinary shareholders, net of nil tax		5,253,255	(15,947,580)	35,246,776
Total comprehensive loss		$(8,004,595)	$(28,631,273)	$(202,686,066)
Total comprehensive income (loss) attributable to non-controlling interest		179	6,092	(453,069)
Total comprehensive loss attributable to NIP Group Inc.		(8,004,774)	(28,637,365)	(202,232,997)

Net loss per ordinary share
Basic and Diluted		(1.54)	(0.69)	(1.48)

Weighted average number of ordinary shares outstanding*
Basic and Diluted		37,160,593	70,200,374	160,497,641

Share-based compensation expense as follows (Note 21):		6,122,348	-	36,723,969
General and administrative expenses		6,122,348	-	36,723,969

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization and stock split (Note 19).

The accompanying notes are an integral part of these consolidated financial statements.

NIP GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) AND REDEEMABLE NON-CONTROLLING INTERESTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

													Accumulated	Total			Redeemable
			Class A		Class B					Additional			other	shareholders’	Non-	Total	non-
	Ordinary Shares		Ordinary Shares		Ordinary Shares		Treasury Shares		Subscription	paid in	Statutory	Accumulated	comprehensive	equity	controlling	equity	controlling
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	receivable	capital	reserve	deficit	(loss) income	(deficit)	interests	(deficit)	interests
Balance as of December 31, 2022	37,163,379	$3,716	-	$-	-	$-	(3,488,639)	$(436)	$(3,280)	$-	$72,420	$(29,250,505)	$172,115	$(29,005,970)	$4,999,766	$(24,006,204)	-
Share-based compensation	-	-	-	-	-	-	-	-	-	6,122,348	-	-	-	6,122,348	-	6,122,348	-
Net (loss) income	-	-	-	-	-	-	-	-	-	-	-	(13,258,029)	-	(13,258,029)	180	(13,257,849)	-
Accretion of mezzanine equity	-	-	-	-	-	-	-	-	-	(6,122,348)	-	(37,792,359)	-	(43,914,707)	-	(43,914,707)	-
Exercise of share options	-	-	-	-	-	-	3,488,639	436	(436)	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	-	5,253,255	5,253,255	(1)	5,253,254	-
Balance as of December 31, 2023	37,163,379	$3,716	-	$-	-	$-	-	$-	$(3,716)	$-	$72,420	$(80,300,893)	$5,425,370	$(74,803,103)	$4,999,945	$(69,803,158)	-

Net loss	-	-	-	-	-	-	-	-	-	-	-	(12,689,785)	-	(12,689,785)	(114,659)	(12,804,444)	119,123
Accretion on Preferred Shares to redemption value	-	-	-	-	-	-	-	-	-	-	-	(35,930,979)	-	(35,930,979)	-	(35,930,979)	-
Conversion of ordinary shares to Class A ordinary shares and Class B ordinary shares upon closing of initial public offering	(37,163,379)	(3,716)	12,521,442	1,252	24,641,937	2,464	-	-	-	-	-	-	-	-		-	-
Conversion of convertible preferred stock to common stock upon closing of initial public offering	-	-	57,085,547	5,708	13,362,381	1,336	-	-	-	355,739,391	-	-	-	355,746,435	-	355,746,435	-
Issuance of common stock upon closing of initial public offering	-	-	4,865,052	487	-	-	-	-	-	20,259,756	-	-	-	20,260,243	-	20,260,243	-
Initial public offering costs	-	-	-	-	-	-	-	-	-	(5,420,369)	-	-	-	(5,420,369)	-	(5,420,369)	-
Acquisition of subsidiaries	-	-	920,212	92	-	-	-	-	(92)	3,311,721	-	-	-	3,311,721	(90,419)	3,221,302	2,841,123
Contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	-	-	-	283,668	283,668	-
Capital refund of non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(141,949)	(141,949)	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	-	(15,947,580)	(15,947,580)	1,628	(15,945,952)	(1,691)
Balance as of December 31, 2024	-	$-	75,392,253	$7,539	38,004,318	$3,800	-	$-	$(3,808)	$373,890,499	$72,420	$(128,921,657)	$(10,522,210)	$234,526,583	$4,938,214	$239,464,797	2,958,555
Net loss	-	-	-	-	-	-	-	-	-	-	-	(237,479,773)		(237,479,773)	(541,885)	(238,021,658)	(97,179)
Share-based compensation	-	-	3,337,676	334	45,430,307	4,543	(342,934)	(34)	(4,843)	36,723,969	-	-	-	36,723,969	-	36,723,969	-
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(107,202)	(107,202)	-
Acquisition of mining assets	-	-	119,553,439	11,955	-	-	-	-	(11,955)	20,298,900	-		-	20,298,900	-	20,298,900	-
Acquisition of non-controlling interest										3,506				3,506	(3,506)	-	-
Contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	-	-	-	400,395	400,395	2,230,787
Accretion on redeemable non-controlling interest	-	-	-	-	-	-	-	-	-	(30,304)	-	-	-	(30,304)	-	(30,304)	30,304
Disposal of subsidiaries	-	-	(920,212)	(92)	-	-	-	-	92	(980,700)	-	-	-	(980,700)	(261,313)	(1,242,013)	(2,861,547)
Provision for statutory reserve	-	-	-	-	-	-	-	-	-	-	80,897	(80,897)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	-	35,246,776	35,246,776	185,995	35,432,771	35,885
Balance as of Dec 31, 2025	-	-	197,363,156	19,736	83,434,625	8,343	(342,934)	(34)	(20,514)	429,905,870	153,317	(366,482,327)	24,724,566	88,308,957	4,610,698	92,919,655	2,296,805

* The shares and per share data are presented on a retroactive basis to reflect the reorganization and stock split (Note 19).

The accompanying notes are an integral part of these consolidated financial statements.

NIP GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(13,257,849)	$(12,685,321)	$(238,118,837)
Adjustments to reconcile net loss to net cash used in operating activities:
Bitcoin mining income	-	-	(20,064,258)
Bitcoin mining cost paid by crypto asset	-	-	17,927,259
Changes in fair value of receivable for bitcoin collateral	-	-	2,931,287
Share-based compensation expense	6,122,348	-	36,723,969
Depreciation and amortization	6,083,094	5,047,672	10,849,308
Amortization of operating lease right-of-use assets	451,018	626,087	1,117,086
Provision for credit losses	109,436	-	1,607,934
Loss on disposal of intangible assets	129,561	117,424	189,984
Interest expense paid by crypto asset	-	-	306,776
Loss on disposal of subsidiaries	-	-	1,911,840
Impairment of goodwill	-	-	122,519,218
Impairment of intangible assets	-	-	64,406,302
Change in fair value of contingent considerations	-	(394,401)	-
Change in fair value of short-term investments	-	4,393	(212,851)
Waiver of payable related to league tournaments rights	-	(856,965)	(913,993)
Share of loss in equity method investment	85,942	56,285	326,434
Deferred tax benefit	(1,382,822)	(2,495,899)	(14,829,357)
Changes in operating assets and liabilities:
Accounts receivable	(3,286,086)	(10,818,047)	(7,897,293)
Advance to suppliers	14,596	76,974	(2,582,391)
Amount due from related parties	(80,548	(111,129)	404,276
Amount due to related parties	(1,046,317)	45,091	(181,857)
Other non-current assets	-	(410,998)	417,390
Prepaid expenses and other current assets	(1,115,558)	743,436	(1,141,032)
Operating lease liabilities	(554,928)	(671,631)	(899,443)
Accounts payable	2,868,156	6,024,970	7,398,697
Deferred revenue	(310,000)	(167,623)	512,864
Accrued expenses and other liabilities	15,968	(673,262)	1,735,582
Other non-current liabilities	-	-	(131,017)
Net cash used in operating activities	(5,153,989)	(16,542,944)	(15,686,123)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired from acquisition of Ninjas in Pyjamas	1,707,373	-	-
Cash acquired from acquisition of Young Will	-	296,139	-
Cash acquired from acquisition of Jinyuanbao	-	1,100,196	-
Purchase of short-term investments	-	(3,000,000)	-
Payments for acquisition of Jinyuanbao	-	(128,251)	-
Purchase of property and equipment	(95,923)	(714,009)	(235,255)
Purchase of intangible assets	(3,496,596)	(1,329,923)	(998,992)
Disposal of property and equipment	-	233,337	60,915
Disposal of intangible asset	4,207,979	1,421,874	1,017,750
Disposal of subsidiaries			(363,367)
Acquisitions of cost method investees	-	-	(2,362,872)
Proceeds from sale of crypto asset	-	-	1,964,249
Loan to related parties	(201,733)	(63,744)	(33,391)
Loan to former third parties	-	(2,779,428)	-
Collection of loan to related parties	49,429	4,586	33,391
Net cash provided by (used in) investing activities	2,170,529	(4,959,223)	(917,572)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Class A ordinary shares upon the completion of IPO	-	20,260,243	-
Contribution from non-controlling shareholders	-	283,668	2,631,182
Capital refund of non-controlling shareholders	-	(141,949)	-
Collection of shareholder investment fund receivable	2,999,845	-	-
Proceeds from borrowings	9,485,123	11,673,597	21,234,531
Repayments of borrowings	(6,397,492)	(7,198,718)	(13,471,293)
Loans from related parties	282,507	-	-
Repayment of loans from related parties	(3,588,153)	-	-
Loan from third parties	-	2,790,972	2,086,944
Acquisition of non-controlling interests	(564,900)	-	(261,313)
Payment of deferred offering cost	(852,471)	(4,209,692)	-
Collection of capital fund from a third party	-	-	1,391,296
Net cash provided by financing activities	1,364,459	23,458,121	13,611,347

Effect of exchange rate changes	(374,027)	8,743	571,486

Net increase (decrease) in cash and cash equivalents	(1,993,028)	1,964,697	(2,420,862)

Cash and cash equivalents, beginning of the year	9,587,629	7,594,601	9,559,298
Cash and cash equivalents, end of the year	$7,594,601	$9,559,298	$7,138,436

Income tax paid	(31,799)	(162,380)	(77,456)
Interest paid	(373,415)	(552,671)	(793,114)

SUPPLEMENTAL SCHEDULE OF INVESTING AND FINANCING NON-CASH ACTIVITIES
Accretion on Preferred Shares to redemption value	(43,914,707)	(35,930,979)	-
Right-of-use assets obtained in exchange for new lease liabilities	266,061	92,554	3,110,329
Consideration of acquisition of Ninjas in Pyjamas	168,000,000	-	-
Consideration of acquisition of Young Will	-	3,716,139	-
Net settlement of revenue from tournament participation of esports and payable related to league tournaments rights	1,259,822	1,111,771	-
Waiver of payable related to league tournaments rights	-	856,965	913,993
Acquisition of mining machines	-	-	20,298,900
Disposal of bitcoin for other crypto assets			156,719

The accompanying notes are an integral part of these consolidated financial statements.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Principal activities

NIP Group Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on February 5, 2021. The Company through its wholly-owned subsidiaries (collectively, the “Group”), primarily engages in esports teams’ operation, talent management service, event production and Bitcoin mining in the People’s Republic of China (“PRC” or “China”), Sweden, United States (“US”) and other countries and regions. The Company completed its initial public offering (the “IPO”) on the NASDAQ Stock Exchange in the United States of America in July 2024.

History of the Group and Basis of Presentation

Business acquisition and termination of Young Will

In order to complete the business acquisition of Wuhan Young Will Ltd (“Young Will”) as disclosed in Note 3.2, a series of restructuring transaction have been completed, and upon the completion of such restructuring, (i) 100% issued and outstanding share capital of ZSZQ Limited (“Young Cayman”) is collectively owned by the shareholders of Young Will, (ii) 100% share capital of ZSZQ (HK) Limited.(“Young HK”) is owned by Young Cayman, (iii) 100% equity interest of Beijing ZSZQ Network Technology Co., Ltd. (“Young WFOE”) is owned by Young HK, (iv) Young WFOE entered into Share Swap Arrangements with Young Will and its shareholders.

On July 31, 2025, the Company entered into a termination arrangement with Young Will and its shareholders to terminate the Share Swap Arrangement for the restructuring transaction above. As of July 31, 2025, all Class A Ordinary Shares previously issued under the Share Swap Agreement have been surrendered and cancelled in full. No Class A Ordinary Shares remain outstanding in relation to the transaction.

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

Asset acquisition of Bitcoin mining machines

On June 27, 2025, the Company entered into a definitive Asset Purchase Agreement (the “APA”) to acquire on-rack crypto mining machines from Fortune Peak Limited and Apex Cyber Capital Limited (together, the “Sellers”). These mining machines are used for Bitcoin mining. Pursuant to the APA, the consideration was priced at USD 8.00 per TH/s and the issue price of each American Depositary Share (ADS) was fixed at USD 0.4165234. Based on the aforesaid terms, the aggregate consideration for the total 3.1EH/s hash rate under the APA amounted to approximately USD 25 million.

On September 5, 2025, upon the closing of the transaction, the Company issued 119,553,439 Class A ordinary shares of the Company to the sellers. In connection with the consummation of the proposed transactions contemplated by the Agreement, the Company and the Sellers entered into an investor rights agreement to define certain rights and obligations among them with respect to the Company.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES – Continued

As of December 31, 2025, details of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries were as follows:

Name	Place and date of Incorporation	Percentage of effective ownership	Principal Activities

Subsidiaries
Ninjas in Pyjamas Gaming AB (“Ninjas in Pyjamas”)	Sweden, January, 2014	100%	Esports teams operation
NIPG FZ LLC	Abu Dhabi, January 16, 2024	100% owned by Ninjas in Pyjamas	Esports teams operation
ESVF (HONG KONG) Esports Limited (“ESVF HK”)	Hong Kong, March 4, 2021	100%	Investment holding
Wuhan Muyecun Internet Technology Co., Ltd. (“Wuhan Muyecun” or “WFOE”)	Wuhan, July 9, 2021	100% owned by ESVF HK	Investment holding
Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd. (“Wuhan ESVF”)	Wuhan, June 1, 2016	100% owned by WFOE	Esports teams operation and talent management service
Shenzhen Weiwu Esports Internet Technology Co., Ltd. (“Shenzhen VF”)	Shenzhen, December 20, 2018	100% owned by Wuhan ESVF	Esports teams operation
Shenzhen Dawei Xianglong Sports Co., Ltd (“Dawei Xianglong”)	Shenzhen, January 15, 2021	60% owned by Shenzhen VF	Event production
Wuhan Xingjing Interactive Entertainment Co., Ltd (“Xingjing Entertainment”)	Wuhan, October 23, 2019	100% owned by Wuhan ESVF	Esports teams operation and talent management service
Chengdu Xingjing Weiwu Culture Media Co., Ltd (“Chengdu Xingjing Weiwu”)	Sichuan, January 5, 2023	100% owned by Wuhan ESVF	Esports teams operation
Shanghai Xingzhi Culture Media Co., Ltd (“Xingzhi Media”)	Shanghai, May 5, 2017	100% owned by Wuhan ESVF	Esports teams operation
Wuhan Xinghui Culture Media Co., Ltd. (“Xinghui Media”)	Wuhan, February 4, 2021	100% owned by Wuhan ESVF	Esports teams operation and talent management service
Taicang Xingjingweiwu Culture Media Co., Ltd (“Taicang Xingjing”)	Taicang, September 8, 2021	100% owned by Wuhan ESVF	Esports teams operation
Zhoushan Xingjing Internet Technology Co., Ltd (“Zhoushan Xingjing”)	Zhoushan, August 2, 2021	80% owned by Wuhan ESVF	Talent management service
Zhoushan Jingxi Internet Technology Co., Ltd (“Zhoushan Jingxi”)	Zhoushan, August 2, 2021	80% owned by Wuhan ESVF	Talent management service
Hongli Culture Communication (Wuhan) Co., Ltd (“Hongli Culture”)	Wuhan, December 26, 2017	60.67% owned by Wuhan ESVF	Event production
Wuhan Yingciyuan Information Technology Co., Ltd (“Wuhan Yingciyuan”)	Wuhan, November 17, 2022	51% owned by Hongli Culture	Event production
Xiamen Yingciyuan Education Technology Co., Ltd. (“Xiamen Yingciyuan”)	Xiamen, April 4, 2023	51% owned by Hongli Culture	Event production
Changsha Liyao Cultural Communication Co., Ltd (“Changsha Liyao”)	Changsha, May 19, 2023	75% owned by Hongli Culture	Event production
Hongli Culture Communication (Beijing) Co., Ltd (“Hongli Culture Beijing”)	Beijing, March 25, 2024	51% owned by Hongli Culture	Event production
Hongxiaoli Culture Communication (Hangzhou) Co., Ltd (“Hangzhou Hongxiaoli Culture”)	Hangzhou, April 8, 2024	51% owned by Hongli Culture	Event production
HongXiaoli Culture Communication (Wuhan) Co., Ltd(“Wuhan HongXiaoli Culture”)	Wuhan, February 11, 2025	100% owned by Hongli Culture	Event production
HongDali Culture Communication (Shanghai) Co., Ltd(“Wuhan HongXiaoli Culture”)	Shanghai, March 10, 2025	70% owned by Hongli Culture	Event production
Wuhan Xingyao Future Culture Media Co., Ltd(“Xingyao Future”)	Wuhan, March 5, 2025	60% owned by Wuhan ESVF	Talent management service
Xingjing Entertainment (Beijing) Cultural Development Co., Ltd(“Beijing Xingjing Entertainment”)	Beijing, April 30, 2025	49.94% owned by Wuhan ESVF	Event production
Shenzhen Xingjing Weiwu Technology Co., Ltd(“Shenzhen Xingjing”)	Shenzhen, January 5, 2023	99% owned by WFOE	Talent management service
NIPG HOLDINGS LIMITED(“NIPG HOLDINGS”)	Abu Dhabi, May 27, 2025	100%	Investment holding
Hongli Culture Communication (Guangxi) Co., Ltd.(“Guangxi Hongli Culture”)	Guangxi, June 5, 2025	65% owned by Wuhan ESVF	Event production
Shanghai Xingyu Culture Communication Co., Ltd.(“Shanghai Xingyu Culture”)	Shanghai, June 26, 2025	100% owned by Beijing Xingjing Entertainment	Event production
Chengdu Qiyuhai Culture and Entertainment Co., Ltd.(“Chengdu Qiyuhai”)	Chengdu, May 23, 2025	100% owned by Beijing Xingjing Entertainment	Event production
Mining Ninjas Ltd. (“Mining BVI”)	British Virgin Islands, July 4, 2025	100% owned by NIPG HOLDINGS	Mining Business
Mining Ninjas US, Inc.(“Mining US”)	US, July 16, 2025	100% owned by Mining BVI	Mining Business
Mining Ninjas Kazakh Limited(“Mining Kazakh”)	Kazakhstan, September 11, 2025	100% owned by Mining BVI	Mining Business
Hainan Huanju Commercial Investment Co., Ltd.(“Hainan Huanju”)	Hainan, October 31, 2025	70% owned by WFOE	Investment holding
Hainan Xingjing Weiwu Cultural and Sports Development Co., Ltd.	Hainan, November 03, 2025	100% owned by ESVF HK	Investment holding
VIEs
Wuhan Alunyou Network Information Development Co., Ltd.(“Wuhan Alunyou”)	Wuhan,August 21, 2024	VIE	Game Publishing

VIEs’ Subsidiaries
Shanghai Jinyuanbao Duoduo Entertainment Development Co., Ltd.(“Jinyuanbao”)	Shanghai, February 5, 2024	90% owned by Wuhan Alunyou	Game Publishing
Hangzhou Yinyuan Entertainment Development Co., Ltd.(“Hangzhou Yinyuan”)	Hangzhou, July 8, 2024	100% owned by Jinyuanbao	Game Publishing

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

The contractual arrangements between Young WFOE, Young Will and its shareholders have been terminated on July 31, 2025.

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

The following financial information of the VIEs and VIEs’ subsidiaries were included in the accompanying consolidated financial statements as of December 31, 2025:

	As of December 31, 2024	As of December 31, 2025

ASSETS
Current assets:
Cash and cash equivalents	$436,302	$186
Accounts receivable	1,182,352	7,286
Advance to suppliers	398,467	394,128
Amounts due from related parties	411,511	-
Prepaid expenses and other current assets, net	309,184	161,587
Total current assets	2,737,816	563,187

Non-current assets:
Property and equipment, net	73,076	4,633
Intangible assets, net	942,410	646,414
Right-of-use assets	379,083	-
Other non-current assets	638,106	-
Total non-current assets	2,032,675	651,047

Total assets	$4,770,491	$1,214,234

LIABILITIES
Current liabilities:
Short-term borrowings	$1,372	$-
Accounts payable	981,004	3,503
Accrued expenses and other liabilities	737,386	440
Deferred revenue	670,064	456,799
Operating lease liabilities, current	265,623	-
Amount due to related parties-current	14,360	-
Amounts due to subsidiaries of the Group	3,822,831	3,364,617
Total current liabilities	6,492,640	3,825,359

Non-current liabilities:
Amount due to a related party-non-current	58,996	-
Total non-current liabilities:	58,996	-
Total liabilities	$6,551,636	$3,825,359

	For the year ended December 31, 2024	For the year ended December 31, 2025

Total net revenue	$2,047,005	$4,943,778
Net (loss) income	$(1,790,687)	$177,738

	For the year ended December 31, 2024	For the year ended December 31, 2025

Net cash used in operating activities	$(958,084)	$(10,080)
Net cash used in investing activities	$-	$-
Net cash provided by financing activities	$-	$12,522

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

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, fair value of crypto assets, fair value related to mining machines, receivable for bitcoin collateral, impairment of long-lived assets and goodwill, the valuation of the consideration transferred and the purchase price allocation associated with business combination, valuation of share-based compensation, valuation of ordinary shares and preferred shares, the allowance for credit losses of accounts receivable and receivable for bitcoin collateral, amounts due from related parties, estimated useful life, valuation allowance of deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

(f) Crypto asset held

During 2025, the Group conducted transactions involving the receipt and disbursement of crypto assets in the ordinary course of business. As of December 31, 2025, USDT represented the primary component of the Group’s crypto assets held balance. The Group adopted ASC 350-60, Intangibles — Goodwill and Other, on January 1, 2024. In accordance with ASC 350-60, crypto assets held are measured at fair value at each reporting date, with changes in fair value recognized as gains or losses from changes in the fair value of crypto assets held in the consolidated statements of comprehensive income (loss).

(g) Short-term and long-term investment

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

The Group measures long-term equity investments other than equity method investments at fair value through earnings along with Accounting Standards Update (“ASU”) 2016-01. For the investments without readily determinable fair values, the Group elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (“measurement alternative”). Under this measurement alternative, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Group makes reasonable efforts to identify price changes that are known or that can reasonably be known.

(h) Accounts receivable, net

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

There were $188,432 and $1,607,934 provisions for credit losses as of December 31, 2024 and 2025.

(i) receivable for bitcoin collateral, net

The receivable for bitcoin collateral represents the bitcoin posted as collateral to the lender who has the rights to, among other activities, lend or re-hypothecate such bitcoin at the sole discretion of the lender and for which the lender has an obligation to return to the Group at maturity of the loan. The receivable is recorded at fair value and changes in fair value are recorded as gain or loss from change in fair value of receivable for bitcoin collateral on the consolidated statements of comprehensive income (loss). The receivable for bitcoin collateral is classified as current due to that no contractual maturity is specified for the related loan, and the Group estimates the bitcoin collateral will be released within twelve months following the balance sheet date. The value and activity involving this asset are discussed in detail in Note 6. As all of the Group’s bitcoins are posted to the lender as collateral, the Group does not have any assets associated with bitcoin holdings as of December 31, 2025.

At commencement and throughout the term of the arrangement, the Group considers and accounts for the credit risk associated with the bitcoin receivable collateral in accordance with the principles outlined in ASC 326. The receivable for bitcoin collateral is presented net of any allowance for credit losses. No such allowance was recognized this year.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(j) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Mining machine	1~3 years
Electronic equipment	3-5 years
Furniture	3-5 years
Vehicles or canteen equipment	4-5 years
Leasehold improvement	Shorter of the lease term or the estimated useful life of the assets

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

(k) Intangible assets

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

Intangible assets that have indefinite useful lives included the league tournaments rights and brand name of Ninjas in Pyjamas and Wuhan ESVF, and brand name of Young Will as of December 31, 2024, and the league tournaments rights and brand name of Ninjas in Pyjamas, Wuhan ESVF as of December 31, 2025. The Group expects that the league tournaments rights and brand name of Ninjas in Pyjamas, Wuhan ESVF are unlikely to be terminated based on industry experience and will continue to contribute revenue in the future. Therefore, the Group considers the useful life of such intangible assets to be indefinite.

For the year ended December 31, 2025, the Group recorded aggregate impairment charges of $64.4 million in relation to its intangible assets. Such impairments were recognized as a result of management’s impairment review, which identified underperformance of Ninjas in Pyjamas’s underlying business operations and a reduction in the recoverable amount of the relevant reporting unit when compared with the key valuation assumptions adopted at the original acquisition date. In accordance with disclosure requirements under ASC 350-20-50 and ASC 350-30-50, the fair value of intangible assets for impairment testing was measured utilizing discounted cash flow (“DCF”) driven valuation techniques. Specifically, the relief-from-royalty method was adopted to measure the fair value of the brand name, while the multi-excess earnings method was applied in valuing league tournament seats. Critical significant judgment and key assumptions incorporated in the DCF valuation model include a weighted average cost of capital (WACC) of 12% and a long-term terminal growth rate of 2%. Management updated future cash flow projections to incorporate current market dynamics, updated operational trends and the deteriorated financial outlook of the underlying business as of the reporting date.

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

The Definite-lived intangible assets are amortized over their estimated useful lives, which is the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group. These intangible assets are tested for impairment at the time of a triggering event, if one were to occur. Definite- lived intangible assets may be impaired when the estimated discounted future cash flows generated from the assets are less than their carrying amounts. No impairment of definite-lived intangible assets was recognized for the years ended December 31, 2023, 2024 and 2025.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

The Group evaluates indefinite-lived intangible assets as at each reporting period to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized, but tested for impairment annually or whenever events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. The Group first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Group determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Group calculates the fair value of the intangible asset and performs the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Group recognizes an impairment loss in an amount equal to that excess. In consideration of the growing esports industry in China, the Group’s improving financial performance, the stable macroeconomic conditions in China and the Group’s future plans, the Group determined that it is not likely that the league tournaments rights and brand name were impaired as of December 31, 2024. Otherwise, there were impairment indicators for the league tournaments rights and brand name of Ninjas in Pyjamas as of December 31, 2025 considering its unsatisfactory financial performance. As such, the impairment amount of indefinite-lived intangible assets recognized for the years ended December 31, 2024, and December 31, 2025 were nil and $64,406,302 respectively.

(l) Goodwill

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

Future changes in the judgments and estimates underlying the Group’s analysis of goodwill for possible impairment, including expected future cash flows and discount rate, could result in a significantly different estimate of the fair value of the reporting units and could result in additional impairment of goodwill. The Group determined that it is not likely that the goodwill was impaired as of December 31, 2024. Otherwise, there were impairment indicators for the goodwill of Ninjas in Pyjamas as of December 31, 2025 considering its unsatisfactory financial performance. As such, the impairment amount of goodwill recognized for the years ended December 31, 2024, and December 31, 2025 were nil and $122,519,218 respectively.

(m) Impairment of long-lived assets

The Group reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group measures the carrying amount of the asset against the estimated discounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized for the amount by which the carrying value of the asset exceeds its fair value. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. The Group did not record any impairment charge for the years ended December 31, 2023, 2024 and 2025.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(n) Fair value measurement

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, short-term investments, accounts receivable, amounts due from related parties, prepaid expenses and other current assets, accounts payable, short-term borrowings, long term borrowings, current portion, amounts due to related parties, payable related to league tournaments rights, current, other long-term liability and accrued expenses and other current liabilities. The short-term investment is valued based on broker quotes. The receivable for bitcoin collateral and other digital assets denominated assets and liabilities are carried at fair value based on the primary market (e.g., Binance) price of the underlying bitcoins.

Short-term investments

As of December 31, 2025, the Group’s short-term investments consisted of private fund products (see Note (4)), and the variable returns indexed to the performance of underlying assets. The Group classifies the valuation techniques that use these inputs as Level 3 of fair value measurement. And the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive loss as other income/(expense).

Contingent consideration payables

The Group’s estimated liability for contingent consideration payables for acquisitions measured at fair value (see Note (3)). The contingent consideration payables are included in other current liabilities on the consolidated balance sheets. The Group estimated the fair value of contingent consideration payables using a discounted expected cash flow method with unobservable inputs of probabilities of successful achievements of certain specified conditions post- acquisition, and accordingly the Group classifies the valuation techniques that use these inputs as Level 3. For the year ended December 31, 2024, the Group recognized a gain of $394,401 of fair value changes for the contingent consideration payables and recorded in fair value change of financial instruments in the statement of operations and comprehensive loss. For the year ended December 31, 2025, there was no balance amount of this account with the disposal of Young Will.

The Group’s non-financial assets, such as property and equipment, intangible asset, would be measured at fair value only if they were determined to be impaired.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(o) Revenue recognition

The Group recognizes revenue under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

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

	For the years ended December 31,
	2023	2024	2025
Tournament participation of esports	$7,699,506	$8,549,677	$6,397,578
Player transfer and rental fee	849,768	1,036,416	2,101,544
Sales of branded merchandise	184,337	113,536	1,000,059
Talent management service of esports	1,115,057	544,639	848,418
Sponsorships and advertising	8,147,298	3,860,800	847,073
Others	3,668,655	620,435	623,425
Subtotal of Esports teams operation	21,664,621	14,725,503	11,818,097
Event production	9,409,795	23,285,775	31,922,001
Talent management service of third-party online entertainers	52,650,550	47,307,158	62,825,921
Bitcoin mining	-	-	20,064,258
Total revenue	83,724,966	85,318,436	126,630,277
Less: surcharge tax	56,525	52,130	103,731
Net revenue	$83,668,441	$85,266,306	$126,526,546

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(o) Revenue recognition - continued

The following table summarizes disaggregated revenue from contracts with customers by service type and by segment:

	For the years ended December 31,
	2023	2024	2025
PRC and other subsidiaries
Talent management service of third-party online entertainers	$52,650,550	$47,307,158	$62,825,921
Event production	9,409,795	23,285,775	31,922,001
Tournament participation of esports	5,457,029	6,120,350	4,723,662
Player transfer and rental fee	389,881	832,124	1,982,072
Sales of branded merchandise	143,260	70,053	971,380
Talent management service of esports	1,115,057	544,639	848,418
Sponsorships and advertising	5,638,612	3,093,051	113,404
Others	431,479	470,444	352,858
Subtotal	$75,235,663	$81,723,594	$103,739,716

Ninjas in Pyjamas
Tournament participation of esports	2,242,477	2,429,327	1,673,916
Sponsorships and advertising	2,508,686	767,749	733,669
Player transfer and rental fee	459,887	204,292	119,472
Others	3,237,176	149,991	270,567
Sales of branded merchandise	41,077	43,483	28,679
Subtotal	$8,489,303	$3,594,842	$2,826,303

Bitcoin mining	-	-	20,064,258
Total revenues	$83,724,966	$85,318,436	$126,630,277

	For the years ended December 31,
	2023	2024	2025
Timing of revenue recognition
At a point in time	990,626	2,977,125	5,466,113
Over time	82,734,340	82,341,311	121,164,164
Total revenue	$83,724,966	$85,318,436	$126,630,277

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(o) Revenue recognition - continued

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

Although the final contract consideration is unpredictable, league operators usually promise a fixed consideration, also known as Minimum Guarantee promised in the agreement only for PRC and other subsidiaries. For ESVF teams, a fixed amount of RMB3 million (only for League of Legends) is promised. Thus, the transaction price consideration consists of fixed consideration plus variable consideration, the variable consideration is mainly determined by two factors, one is the amount of prize pool collected by esports event organizer during each competition season and proportion agreed in the contract, the other is based on the ranking of the Group in each competition season. No amount of variable consideration should be included in the transaction price, since it is not probable that a significant reversal of cumulative revenue recognized will not occur resulting from a change in estimate of the consideration the Group will receive upon finalized prize pool and its ranking. The Group will recognize the revenue of the prize money at each reporting date when the uncertainty is resolved.

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

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(o) Revenue recognition - continued

Player transfer and rental fee

The Group enters into contracts with customer, mainly other esports team, to transfer or lease the players right owned by the Group. Player transfer and rental fee is a fixed amount as stated in the contract. The Group recognizes player transfer revenue at a point in time from transfer fees upon satisfaction of the performance obligation, which coincides with the time that the esports player is registered on the league transfer registration platform. The Group uses output method to measure progress, and recognizes player rental revenue on a straight-line basis over the contract period when the performance obligation is satisfied.

Sponsorships and advertising

The Group offers advertisers or companies which like to be promoted a full range of promotional services, including but not limited to livestream announcements, content generation, social media posts, esports players to participate in the recording of advertising videos as customer spokesmen. In most of the cases, the sponsorship agreements may include multiple services that are capable of being individually distinct, however the intended benefit is an association with the Group’s brand and the services are not distinct within the context of the contracts. Customers could simultaneously receive and consume the benefits provided by the Group in the contract period, thus, the Group satisfies the performance obligation to the customers over the contract period. The Group uses input method to measure progress, since what the major inputs is the labor cost and expended evenly throughout the performance period. Thus, the Company recognizes revenue on a straight-line basis, revenues from sponsorship agreements are recognized rateably over the contract term. The contract payment is not subject to any variable consideration or subsequent adjustment. In instances where the timing of revenue recognition differs from the timing of billing, the Group has determined the agreements generally do not include a significant financing component.

Others

The Group provides other service including IP licensing service (The Group enters contract with customer, and grants the customer a right-to-access license of the Group’s intellectual property in selling game props, skins, stickers and player cards) and Reality show service (The Group provides service to the reality show hosted by customer in exchange for a fixed transaction price. The service includes seeking and engaging suitable guests to participate in the reality show, and providing planning and execution services for the reality show). The Company recognizes revenue on a straight-line basis, revenues are recognized rateably over the contract term.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(o) Revenue recognition - continued

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

Talent management service

There are three types of talent management service. One type is provided by esports players which is recorded in talent management service of esports, one type is provided by third-party online entertainers which is recorded in talent management service of third-party online entertainers, and the other type is online advertising and promotion service provided by the group.

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

(o) Revenue recognition - continued

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

Provided by third-party online entertainer- short-form videos production and releasing service

Apart from the live stream service on the online platforms, the Group seeks for cooperation opportunities with customers such as advertising agents and brand public relationships. Such customers place purchase orders of advertising and promotion in online platform, then the Group carries out content creation and arranges talents to shoot short-form videos implanted advertising and promotion contents. After video releasing, the service fee will be paid to the Group via online platform after deducting a small portion of services fee charged by online platform. The Group pays the talents according to the supplier contracts signed with him/her. The revenue stream to which the above revenue recognition policy relates was discontinued in July 2025; accordingly, such policy is no longer applied by the Group.

The Group provides short-form videos releasing service in online platform operators to customers, the service mainly including a) producing creative and attractive short-form videos implanted advertising and promotion contents, and releasing the short-form videos in required timepoint and talent account; b) retaining the released videos in platform for a certain period. The Group determines that retaining the released videos in platform for a certain period is immaterial and does not account for it as a separate performance obligation considering such obligation is minimal in the total value of the goods and services in the contract and not important for the customers. The Group charged service fee from customers in online platform operator case by case. The service fee was fixed price on the purchase order which the customers placed in online platform operator. After the Group releasing the short-form videos in online platform, the customers will check and give acceptance to the videos. Once the acceptance is issued by the customers, the payment has been successfully completed to the Group’s agent account in the online platform automatically, and there is no recourse from neither the Group nor the customers. The Group satisfies the performance obligation to customer once the customer gave acceptance to the video, and recognizes revenue when the short-form videos have been accepted by the customers in the online platform. The consideration will be paid to the account of the Group in platform immediately once customers providing acceptance.

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

Talent management service of online advertising and promotion service

At the end of 2024, the Group launched online advertising and promotion service. It primarily concentrates on online promotion activities. It leverages the accounts of online talents, influencers, and content creators to carry out promotional campaigns. These activities are mainly conducted in digital spaces such as social media platforms, live-streaming channels, and short-video apps, aiming to reach target audiences through personalized and interactive online content. According to the contract, the Group deliver comprehensive, integrated promotion and operation services on internet-based paid advertising platforms.

The Group provides comprehensive end-to-end online promotion and operation services on internet paid advertising platforms, including platform selection, account management, content and strategy formulation, and performance tracking. The Group identifies a single performance obligation, which is to provide integrated online advertising and promotion services. As the performance obligation is satisfied over time as services are delivered, the Group recognizes revenue progressively throughout the service period.

In determining whether the Group acts as a principal and recognizes revenue on a gross basis, the Group assesses indicators including control over services before transfer to customers, exposure to inventory risk related to advertising traffic, and discretion in establishing transaction prices. The Group controls the overall provision of services, including platform selection, account management, budget allocation, content creation, campaign execution, and performance reporting, with its cooperation partner only providing limited support for account opening and traffic recharging. The Group bears traffic inventory risk through prepayments to media platforms and temporary funding of campaigns. The Group also retains independent pricing authority through direct customer contracts and the provision of integrated marketing solutions. Based on these factors, the Group has concluded that it acts as a principal and recognizes revenue from online advertising and promotion services on a gross basis.

For all the revenue streams, the contract payment is not subject to any refund, cancellation or termination provision. No significant financing component, noncash payment identified in the arrangements with customers.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Bitcoin Mining

The Group enters into a contract with a mining pool operator to provide hash calculation services to the mining pool operator using the Group’s own mining machines or purchased hash rate. The Group considers the mining pool operator the customer under this type of arrangement and can decide when to start providing services. The Group’s enforceable right to consideration begins when, and continues as long as, the Group provides hash calculation services to the mining pool operator. Each party to the contract has the unilateral right to terminate the contract at any time without any compensation to the other party for such a termination. As such, the duration of a contract is less than a day and the contract continuously renew throughout the day. The implied renewal option is not a material right because there are no upfront or incremental fees in the initial contract and the terms, conditions, and compensation amount for the renewal options are at the then market rates.

In exchange for providing hash calculation service to the mining pool operators, the Group is entitled to non-cash compensation, cryptocurrency, from the mining pool operator, which is a variable consideration based on the mining pool operator’s distribution mechanism, which is Full-Pay-Per-Share (“FPPS”). Under the FPPS distribution mechanism, the mining pool pays block rewards and transaction fees, less mining pool fees. The Group is entitled to non-cash consideration even if a block is not successfully validated by the mining pool operator. For the applicable period presented, the Group participated in Bitcoin mining to generate its mining revenues under the FPPS distribution mechanism.

FPPS Mining Pool

The Group participates in the mining pool that uses the FPPS distribution mechanism. The Group is entitled to compensation once it begins to perform hash calculations for the mining pool operator in accordance with the operator’s specifications over a 24-hour period beginning mid-night UTC and ending at 23:59:59 UTC on a daily basis. The non-cash consideration that the Group is entitled to for providing hash calculations to the mining pool operator under the FPPS payment mechanism is made up of block rewards and transaction fees less pool operator fees determined as follows:

●	The non-cash consideration referred as the block reward is based on the total blocks expected to be generated on the bitcoin network for the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: the daily hash calculations that the Group provides to the pool operator as a percent of the bitcoin network’s implied hash calculations as determined by the network difficulty, multiplied by the total bitcoin network block rewards expected to be generated for the same daily period.

●	The non-cash consideration referred as the transaction fees is based on the share of total actual fees paid by the transaction requestor to each block placed in the bitcoin blockchain over the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: total actual transaction fees generated on the bitcoin network during the daily 24-hour period as a percent of the total block rewards the bitcoin network actually generated during the same 24-hour period, multiplied by the block rewards the Group earned for the same 24-hour period.

●	The gross non-cash compensation, consisting of the block reward and transaction fees, earned by the Group is reduced by the mining pool fees charged by the operator for operating the pool based on a rate schedule per the mining pool contract. The mining pool fee is only incurred to the extent the Group performs hash calculations and generates revenue in accordance with the pool operator’s payout formula during the same daily period as discussed above.

The above non-cash consideration is variable since the amount of block reward earned depends on the amount of hash calculations the Group provides; the amount of transaction fees depends on the total actual fees paid by the transaction requestor to each block placed in the Bitcoin Blockchain under FPPS and the operator fees for the same period are variable since it is determined based on the total block rewards and transaction fees in accordance with the pool operator’s agreement.

While the non-cash consideration is variable, the Group has the ability to estimate the variable consideration when the Group begins to provide hash calculation service with reasonable certainty without the risk of significant revenue reversal. The Group recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator and measures the non-cash consideration based on the spot rate of the underlying cryptocurrency determined using the quoted price of such cryptocurrency at midnight UTC, on the date the Group provides the hash calculation service.

Although the non-cash consideration the mining pool operators receive from the blockchain networks includes both the block rewards and the transaction fees, the transaction price the Group receives is an aggregate amount and primarily includes the block rewards. As a result, the Group does not present disaggregated revenue information on block rewards and transaction fees.

There is no significant financing component in these transactions, due to the performance obligations and settlement of the transactions being on a daily basis.

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

Deferred revenue, which representing a contract liability, represents mostly unrecognized revenue amount received from customers. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. The Group’s deferred revenue amounted to $1,038,307 and $1,609,908 as of December 31, 2024 and 2025, respectively. Revenue recognized in the period that was included in the beginning of the period contract liability balance were $758,410, $664,169 and $266,769 for the years ended December 31, 2023, 2024 and 2025, respectively.

Contract cost accounted in the account of prepaid expenses and other current assets, represented the incurred cost associated with event production whose revenues have not been recognized yet. The Group’s contract cost amounted to $372,309 and $153,533 as of December 31, 2024 and 2025, respectively.

Other than accounts receivable, deferred revenue and contract cost, the Group had no other material contract assets, contract liabilities recorded on its consolidated balance sheets as of December 31, 2024 and 2025.

Transaction price allocated to remaining performance obligation

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.

As of December 31, 2024, the aggregate amount of the transaction price allocated to the remaining performance obligation is $668,932, and the Group will recognize this revenue related to sponsorships and advertising over the remaining contract periods over 0.5 to 2.4 years. As of December 31, 2025, the aggregate amount of the transaction price allocated to remaining performance obligation over the remaining contract periods over more than one year is $826,135, and the Group will recognize this revenue related to sponsorships, advertising and game publishing over the remaining contract periods over 0.8 to 1.5 years.

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

(p) Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from sales. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

The PRC VAT rate is 6% or 1% for taxpayers providing services and 13% for product sales for the years ended December 31, 2023, 2024 and 2025. For revenue generated from services, the VAT rate is 6% for the entities that qualified as general tax payers, which are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The VAT rate is 1% for the entities that qualified as small-scale taxpayers, which are not allowed to offset qualified input VAT paid to suppliers against their output VAT.

The standard VAT rate is 25% in Sweden, applicable to all the goods and services provided in Sweden for the years ended December 31, 2024 and 2025. Entities with a Swedish VAT number are allowed to offset qualified input VAT, paid to suppliers against their output VAT.

(q) Cost of revenues

Cost of revenues consists primarily of hosting fee and maintenance fee of Bitcoin mining, salaries and bonus of esports player, talent management service fee paid to online entertainers, the cost of venue set-up and service fee paid to other parties for event production, depreciation of long-lived assets and amortization of intangible asset related to esports, talent management service and Bitcoin mining, cost of merchandise sold, as well as related costs that are directly attributable to the Group’s principal operations.

(r) Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) staff cost, (ii) advertising costs and market promotion expenses.

(s) General and administrative expenses

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

(t) Share-based compensation

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

(u) Employee defined contribution plan

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

(v) Income taxes

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

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operation for the years ended December 31, 2023, 2024 and 2025, respectively.

The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(w) Non-controlling Interest

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

(x) Foreign currency transactions and translations

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

	As of December 31,
	2024	2025
Balance sheet items, except for equity accounts
RMB against $	7.2993	6.9931
SEK against $	11.0676	9.2227

	For the Years Ended December 31,
	2024	2025
Items in the statements of operation and comprehensive loss, and statements of cash flows
RMB against $	7.1957	7.1875
SEK against $	10.5747	9.8058

No representation is made that the RMB amounts and SEK amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(x) Foreign currency transactions and translations - continued

For RMB against U.S. dollar, there was appreciation of approximately 4.2% during the year ended December 31, 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

For SEK against U.S. dollar, there was appreciation of approximately 16.7% during the year ended December 31, 2025. It is difficult to predict how market forces or European Union or U.S. government policy may impact the exchange rate between the SEK and the U.S. dollar in the future.

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

Foreign currency exchange rate risk

The RMB and SEK has fluctuated against the US$, at times significantly and unpredictably during the reporting periods. The depreciation of the RMB against the US$ was approximately 2.8% for the years ended December 31, 2024 and the appreciation of the RMB against the US$ was approximately 0.1% for the years ended December 31, 2025, respectively. The depreciation of the SEK against the US$ was approximately 10.1% for the years ended December 31, 2024 and the appreciation of the SEK against the US$ was approximately 7.3% for the years ended December 31, 2025. It is difficult to predict how market forces or the PRC, Swedish or U.S. government policy may impact the exchange rate between the RMB, SEK and the US$ in the future.

(y) Loss per share

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

(z) Segment reporting

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

As a result of the assessment made by CODM, the Group has three operating segments: Bitcoin mining business which operated mainly in US, Ninjas in Pyjamas, and entities registered in PRC, Hong Kong and Cayman Island, which operates in PRC (“PRC and other entities”). The Group considers a “management approach” concept as the basis for identifying reportable segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s reportable segments are business units that operate in different countries. Ninjas in Pyjamas, mainly operates in Sweden, and Bitcoin mining business, mainly operates in US, which are subject to different regulatory environment than other entities which operate in the PRC.

(aa) Operating lease

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

(ab) Recent accounting pronouncements

New Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220)- Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 simplifies credit loss calculations and permits the election of a practical expedient to assume that conditions as of the balance sheet date do not change for the remaining life of the asset when estimating credit losses on current accounts receivable and current contract assets under ASC 606, Revenue from Contracts with Customers. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025. Early adoption is permitted. The Group is evaluating the effects, if any, of the adoption of these guidance on its consolidated financial statements and related disclosure.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). ASU 2025-06 updates the accounting for costs related to the development of internal-use software to reflect the evolution of software development from a sequential to an agile development method by removing references to project stages in the existing guidance and requiring capitalization of software costs when management has authorized and committed to funding a software project and it is probable that the project will be completed and the software will be used as intended. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027. Early adoption is permitted as of the beginning of a fiscal year. The Group is evaluating the effects, if any, of the adoption of these guidance on its consolidated financial statements and related disclosure.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. ASU 2025-11 is effective for public business entities for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. For entities other than public business entities, this amendment is effective for fiscal years beginning after December 15, 2028, including interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(ab) Recent accounting pronouncements - continued

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

3. ACQUISITIONS

3.1 BUSINESS ACQUISITION of YOUNG WILL

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

3. BUSINESS ACQUISITION – Continued

3.1 BUSINESS ACQUISITION of YOUNG WILL – Continued

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

3. BUSINESS ACQUISITION – Continued

3.1 BUSINESS ACQUISITION of YOUNG WILL – Continued

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

In July 2025, the Company entered into a termination agreement with the shareholders of ZSZQ Limited, pursuant to which the parties mutually agreed to terminate the share swap agreement and all related ancillary agreements and instruments in respect of the share swap transactions. The transaction constituted a disposal of the Company’s interest in Young Will, for which no consideration was received. The Company recognized a loss on disposal of $ 1,911,840 in the consolidated statements of operations. As of July 31, 2025, all shares previously issued pursuant to the share swap agreement had been fully surrendered and cancelled, with no shares remaining outstanding in connection with such transactions. As of the disposal date, Young Will had total assets of $ 2,504,050, and a net loss of $249,177 for the seven months ended July 31, 2025.

3.2 BUSINESS ACQUISITION of JINYUANBAO

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

3.3 ASSETS ACQUISITION OF MINING MACHINES

On June 27, 2025, the Company entered into a definitive Asset Purchase Agreement (the “APA”) to acquire on-rack crypto mining machines from Fortune Peak Limited and Apex Cyber Capital Limited (together, the “Sellers”). On September 5, 2025, upon the closing of the transaction, the Company issued 119,553,439 Class A ordinary shares of the Company to the sellers. These mining machines are currently used for Bitcoin mining.

The acquired set of mining machines did not meet the definition of a business as defined in ASC 805, Business Combinations, as no substantive processes or inputs that together significantly contribute to the ability to create outputs were acquired. The assets acquired consisted primarily of bitcoin mining machines, which are included in Property and equipment, net on the Consolidated Balance Sheets. The fair value of the mining machines acquired was initially recorded at the fair value of $20.3 million and was determined using the market approach, adjusted by relevant market factors and specific characteristics of the mining machines, in exchange for the issuance of contracted share number of 119,553,439 ordinary shares. No identifiable intangible assets were acquired, no goodwill was recognized, and no liabilities were assumed in connection with the transaction.

4. SHORT-TERM INVESTMENTS

As of December 31, 2025, the Group’s short-term investments consisted of Right Time Third Fund SP, was issued by a private fund with variable returns indexed to the performance of underlying assets. The investment can be redeemed at any time after the 12 months lock-up period. Fair value is estimated according to the net asset value provided by the private fund based on the fair value of its underlying investments (e.g., principal, interest income) minus operational expenses (e.g., legal fees, administrative costs). The Group classifies the valuation techniques that use these inputs as Level 3 of fair value measurement.

	As of December 31,
	2024	2025
Fund	$3,000,000	$2,995,607
Fair value change	(4,393)	212,851
Total short-term investments	$2,995,607	$3,208,458

In December 2024, the Group paid $3,000,000 in cash to invest in private investment fund of Right Time SPC. During the year ended December 31, 2024 and 2025, the Group recognized a fair value loss of USD 4,393 and fair value gain of USD 212,851 respectively.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of December 31,
	2024	2025
Accounts receivable*	$28,567,980	$37,903,617
Provision for credit losses	(188,432)	(1,607,934)
Accounts receivable, net	$28,379,548	$36,295,683

*	$4,025,547 and $ 8,805,611 in accounts receivable were pledged as collateral for short-term borrowing as of December 31, 2024 and December 31, 2025 (Note 12).

The Group recorded provision for credit losses of nil, $188,432 and $1,607,934 for the years ended December 31, 2023, 2024 and 2025 respectively.

Reversal of provision for credit losses were $11,041, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively. The Group did not incur any accounts receivable write-offs during the years ended December 31, 2023, 2024, and 2025.

6. RECEIVABLE FOR BITCOIN COLLATERAL, NET

Receivable for bitcoin collateral, net consists of the following:

	As of December 31,
	2024	2025
Receivable for bitcoin collateral	$-	$19,739,203
Changes in fair value of receivable for bitcoin collateral	-	(2,931,287)
Total Receivable for bitcoin collateral, net	$-	$16,807,916

At December 31, 2025, the Group reported receivable for bitcoin collateral related to 189.93 Bitcoin with a fair value of $16,807,916.

The Group recorded provision for credit losses for bitcoin collateral of nil for the years ended December 31, 2025.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

7. CRYPTO ASSESTS HELD

The following table presents a summary of the crypto assets held at fair value by the Group:

	As of December 31,
	2024			2025
	Units	Cost Basis	Fair value	Units	Cost Basis	Fair value
USDT	-	$-	$-	571,907	$570,275	$571,278
Others(1)	-	-	-	1,383	484	484
Total Crypto assets held	-	$-	$-	573,290	$570,759	$571,762

(1)	Includes various other crypto currency asset balances, none of which individually represented more than 5% of total crypto currency assets as of December 31, 2024 and 2025.

The following table is a fair value roll-forward of the Group’s crypto assets held at fair value:

	For the year ended December 31, 2025
	USDT	Others	Total
Crypto assets held January 1, 2025	$-	-	-
Additions(1)	20,420,416	603	20,421,019
Dispositions(2)	(19,849,138)	(119)	(19,849,257)
Crypto assets held December 31, 2025	$571,278	484	571,762

(1)	Additions represented the crypto assets received as borrowings from Antalpha Digital Pte Ltd described in Note 12 and crypto assets received from disposal of BTC for USDT.
(2)	Dispositions represent crypto asset payments for costs and expenses.

As of December 31, 2025, the Group held $571,762 of Crypto assets for paying the hosting service fee. The Group paid hosting service fee in Crypto assets which were funded through borrowings from Antalpha Digital Pte. Ltd. Crypto assets are held by self-custodial MPC wallet without involving on-chain staking or unstaking arrangements on public blockchains such as Ethereum.

8. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consist of the following:

	As of December 31,
	2024	2025
Deposit(1)	193,777	4,587,250
VAT prepayment	561,482	678,487
Contract cost	372,309	153,533
Employee Reserve	227,444	184,421
Inventories	135,585	170,826
Prepaid expenses	35,249	22,075
Others	102,906	384,029
Total prepayments and other current assets	1,628,752	6,180,621
Less: provision for doubtful accounts	110,609	112,342
Total prepayments and other current assets, net	$1,518,143	$6,068,279

(1)	The balance mainly consists of deposits paid to mining sites.

The Group recorded provision for credit losses of $71,048, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively. The Group did not incur any accounts receivable write-offs during the years ended December 31, 2023, 2024, and 2025.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

9. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	As of December 31,
	2024	2025
Mining machines(1)	$-	$20,298,900
Leasehold improvement	3,976,224	4,128,007
Electronic equipment	620,261	569,462
Furniture	404,188	427,748
Vehicles and canteen equipment	227,745	218,840
Subtotal	5,228,418	25,642,957
Less: accumulated depreciation	2,185,146	7,427,209
Property and equipment, net	$3,043,272	$18,215,748

(1)	As of December 31, 2025, the Group pledged all of its mining machines as collateral under its debt arrangements with Antalpha Digital Pte. Ltd., to maintain compliance with the loan-to-value ratio requirements (refer to Note 12).

In June 2025, the Company entered into agreements with multiple sellers to purchase mining machines with an aggregate hash rate of 3.14 Exahash through the issuance of ordinary shares. The transaction was closed on September 5, 2025, and the acquisition was initially measured at the fair value of the mining machines of $20,298,900 as of the acquisition date. Such fair value was derived from an independent external valuation, with the market approach adopted as the key valuation technique to assess market participant transaction prices for comparable mining equipment. As of December 31, 2025, no impairment loss was recognized in respect of these mining machines, as their carrying value did not exceed their fair value amount.

Depreciation expenses were $592,345, $353,788 and $5,422,902 for the years ended December 31, 2023, 2024 and 2025, respectively.

10. INTANGIBLE ASSETS, NET

Intangible assets, net, consists of the following:

	As of December 31,
	2024	2025
Indefinite useful lives:
League tournaments rights*	$76,263,589	$86,366,829
Brand name of Ninjas in Pyjamas	22,642,669	27,172,086
Brand name of Wuhan ESVF	14,220,542	14,843,203
Brand name of Young Will	643,897	-
Subtotal	113,770,697	128,382,118
Less: Impairment loss provision for Brand name of Ninjas in Pyjamas	-	23,149,403
Less: Impairment loss provision for League tournaments rights of Ninjas in Pyjamas	-	41,256,899
Indefinite useful lives, net	113,770,697	63,975,816

Definite useful lives
Agency Contract Rights	18,928,983	18,103,617
Talent acquisition costs	3,102,781	1,606,704
Game copyright	969,336	1,011,779
Brand name of Hongli Culture	794,597	829,389
Software	282,954	295,344
Customer relationship	3,753,785	-
Subtotal	27,832,436	21,846,833
Less: accumulated amortization	13,621,612	17,243,739
Definite useful lives, net	14,210,824	4,603,094

Intangible Assets, net	$127,981,521	$68,578,910

*	League tournaments rights derived from business acquisition were $65,879,725 and $75,528,298 as of December 31, 2024 and 2025, respectively.

Amortization expenses were $4,764,034, $4,693,884 and $5,426,406 for the years ended December 31, 2023, 2024 and 2025, respectively.

The following is a schedule, by fiscal years, of amortization amount of intangible asset as of December 31, 2025:

2026	$2,896,456
2027	855,318
2028	365,835
2029	155,654
2030	64,757
Thereafter	265,074
Total	$4,603,094

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

10. INTANGIBLE ASSETS, NET – Continued

The Group entered into contracts with several third-parties to purchase league tournaments rights of KPL, LPL and CFPL, the Group is allowed to pay the purchase price on installment for a period of time exceeding one year. when league tournaments rights are purchased on installment terms that exceeds one year, the contract contains a significant financing component, and therefore the payable is recorded at the present value of the payments. The difference between the present value of the payable and the nominal or principal value of the contract amount is recognized as interest expense over the contractual repayment period using the effective interest rate method. The interest rate used to determine the present value of total amount receivable is the rate subject to management decision on the date of the transaction and it reflects the rate that the Group can obtain financing of a similar nature from other sources at the date of the transaction. During the years ended December 31, 2023, 2024 and 2025, the payable related to league tournaments rights of amounting to $1,259,822, $1,111,771 and nil was settled through netting off with the revenue from tournament participation of esports, respectively and the payable related to league tournaments rights of amounting to nil, $856,965 and $885,967 was waived, respectively.

Pursuant to contract term, the amount due within one year as of December 31, 2024 and as of December 31, 2025 were $732,236 and $801,748, respectively. The remaining portion due after one year as of December 31, 2024 and as of December 31, 2025 were $1,546,701 and $783,871, respectively.

11. GOODWILL

The changes in the carrying amount of goodwill during the years ended December 31, 2023, 2024 and 2025 are as follows:

	PRC and other Subsidiaries	Ninjas in Pyjamas	Consolidated
Balance at December 31, 2023	$28,975,408	$112,426,919	$141,402,327
Addition	1,695,318	-	1,695,318
Exchange difference	(856,993)	(10,330,892)	(11,187,885)
Balance at December 31, 2024	$29,813,733	$102,096,027	$131,909,760
Addition
Exchange difference	1,284,975	20,423,191	21,708,166
Provisions for impairment(i)	-	(122,519,218)	(122,519,218)
Disposal of subsidiaries	(735,474)	-	(735,474)
Balance at December 31, 2025	$30,363,234	$-	$30,363,234

(i)	In view of unsatisfactory financial performance, the management of the Group consider there is impairment indicators in respect of the goodwill of Ninjas in Pyjamas. Goodwill is tested for impairment at the reporting unit level, where a reporting unit represents an operating segment or one level below an operating segment. During the year ended December 31, 2025, the Group have performed an impairment assessment of goodwill by estimating the fair value of the reporting unit using the discounted cash flow method under the income approach and consequently determined an impairment loss of $122,519,218 based on discounted cashflow.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

12. BORROWINGS

Interest expenses related to borrowing were $373,415, $552,671 and $917,000 for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the weighted average interest rate of the short-term borrowings was 3.92% % and 5.97% per annum, respectively. As of December 31, 2024 and 2025, the weighted average interest rate of the long-term borrowing was 4.40% and 3.90% per annum, respectively.

Borrowing as of December 31, 2024 and 2025 represented the following:

Lender	Interest rate	Issuance Date	Maturity Date	As of December 31, 2024	As of December 31, 2025
Short-term borrowings
Antalpha Digital Pte Ltd (i)	8.00%	(i)	(i)	-	12,709,572
Antalpha Digital Pte Ltd (i)	9.00%	(i)	(i)	-	7,492,391
China Merchants Bank (ii)	3.40%	February 8, 2025	February 8, 2026	-	4,289,943
Wuhan Rural Commercial Bank (iii)	4.00%	March 25, 2025	March 13, 2026	-	1,429,981
Bank of China (iv)	3.00%	October 28, 2025	October 28, 2026	-	1,429,981
China Zheshang bank (v)	3.00%	March 12, 2025	March 9, 2026	-	1,429,981
SPD Bank (vi)	3.00%	December 4, 2025	November 9, 2026	-	1,429,981
HanKou Bank (vii)	3.40%	October 14, 2025	October 14, 2026	-	1,429,981
Industrial Bank (viii)	2.80%	June 28, 2025	June 24, 2026	-	1,429,981
China CITIC Bank (ix)	3.00%	June 26, 2025	June 25, 2026	-	1,429,981
China CITIC Bank (x)	3.00%	June 26, 2025	June 25, 2026	-	857,989
SEB Bank (xi)	6.14%	August 27, 2025	August 26, 2026	-	861,731
China Zheshang bank (xii)	3.60%	June 10, 2025	June 9, 2026	-	714,990
China Everbright Bank (xiii)	3.45%	March 25, 2025	March 24, 2026	-	714,990
Bank of Beijing (xiv)	2.50%	December 26, 2025	December 21, 2026	-	714,990
Bank of China (xv)	3.10%	February 28, 2025	February 28, 2026	-	428,995
HanKou Bank	4.50%	February 23, 2024	February 22, 2025	684,997	-
Industrial Bank	3.90%	May 24, 2024	May 23, 2025	684,997	-
China CITIC Bank	3.45%	June 27, 2024	June 26, 2025	684,997	-
China CITIC Bank	3.45%	June 27, 2024	June 26, 2025	410,998	-
China Construction Bank	4.05%	May 7, 2024	May 6, 2025	1,372	-
China Merchants Bank	3.90%	January 26, 2024	January 26, 2025	4,109,983	-
Wuhan Rural Commercial Bank	4.81%	March 26, 2024	March 20, 2025	1,232,995	-
Bank of China	3.45%	September 25, 2024	September 25, 2025	1,369,994	-
China Everbright Bank	3.75%	January 22, 2024	January 21, 2025	684,997	-
China Zheshang bank	3.80%	April 10, 2024	April 7, 2025	684,997	-
Total				$10,550,327	$38,795,458
Long-term borrowings, current portion
Hua Xia Bank (xvi)	3.85%	March 29, 2023	March 28, 2026	-	3,564,835
HanKou Bank (xvii)	4.50%	March 25, 2025	September 17, 2026	-	14,300
Bank of China (xviii)	4.80%	June 29, 2025	June 21, 2026	-	7,292
Hua Xia Bank	4.40%	March 29, 2023	September 21, 2025	136,999	-
Hua Xia Bank	4.40%	March 29, 2023	March 21, 2025	136,999	-
Subtotal				273,998	3,586,427
Long-term borrowings
HanKou Bank (xvii)	4.50%	March 25, 2025	March 17, 2027	-	693,541
Bank of China (xviii)	4.80%	June 29, 2025	June 27, 2028	-	353,706
Hua Xia Bank	4.40%	March 29, 2023	March 28, 2026	3,376,519	-
Total				$3,650,517	$4,633,674

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

12. BORROWINGS – Continued

(i)	On September 10, 2025, the Company signed a Master Loan Agreement with a lender in which the lender agreed to grant a credit line to the Company to lend the Company fiat money or cryptocurrency for the purpose of paying off the Company’s mining machines hosting expenses. The loans are denoted in USDT and typically paid directly to the service provider. The amount the Company is able to draw from the credit line is determined by the monetary value of the cryptocurrency collateral the Company posted at the lender-designated wallets. Based on the agreement, there is no specific limit in the amount the Company is able to borrow within the first twelve months since the inception of the agreement. Subsequently, the amount the Company could draw from the credit line is limited at 60% of the market value of the collateralized cryptocurrency. There is no expiration date indicated in such agreement. In addition, the amount drawn typically does not have maturity as long as sufficient collateralization has been maintained. As of December 31, 2025, all of the Company’s bitcoins were posted as collateral.

(ii)	The principal of the loan is RMB30,000,000 (approximately $4,289,943). The loan is pledged by existing and potential account receivables of Wuhan ESVF, Shenzhen VF and Xinghui Culture due from Tengjing Sports Culture Development (Shanghai) Co., Ltd., Shenzhen Tencent Computer Systems Co., Ltd., Tencent Technology (Chengdu) Co., Ltd., Tencent Technology (Shenzhen) Co., Ltd and guaranteed by Shenzhen VF and the Group’s shareholders, Liwei Sun and Rui Zhou.

(iii)	The principal of the loan is RMB10,000,000 (approximately $1,429,981). The loan is guaranteed by Wuhan ESVF ,and the Group’s director and senior vice president, and minority shareholder of Hongli Culture, Lei Zhang.

(iv)	The principal of the loan is RMB10,000,000 (approximately $1,429,981). The loan is guaranteed by Xinghui Media and the Group’s shareholder, Liwei Sun and Rui Zhou.

(v)	The principal of the loan is RMB10,000,000 (approximately $1,429,981). The loan is guaranteed by Xinghui Media, ShenZhen VF and the Group’s shareholder, Liwei Sun and Rui Zhou.

(vi)	The principal of the loan is RMB10,000,000 (approximately $1,429,981). The loan is guaranteed by Xinghui Media and the Group’s shareholder, Liwei Sun and Rui Zhou.

(vii)	The principal of the loan is RMB10,000,000 (approximately $1,429,981). The loan is guaranteed by the Group’s shareholder, Liwei Sun and Rui Zhou.

(viii)	The principal of the loan is RMB10,000,000 (approximately $1,429,981). The loan is guaranteed by Wuhan ESVF and the Group’s shareholder, Liwei Sun and Rui Zhou.

(ix)	The principal of the loan is RMB10,000,000 (approximately $1,429,981). The loan is guaranteed by the Group’s shareholder, Liwei Sun and Rui Zhou.

(x)	The principal of the loan is RMB6,000,000 (approximately $857,989). The loan is guaranteed by Wuhan ESVF ,and the Group’s director and senior vice president, and minority shareholder of Hongli Culture, Lei Zhang.

(xi)	NIP Gaming AB maintains a revolving credit facility of SEK 8,000,000 with SKANDINAVISKA ENSKILDA BANKEN AB, with no pledges, collateral or guarantees required. As of 31 December 2025, the utilized portion of the facility amounts to SEK 7,588,463, equivalent to USD 861,731.

(xii)	The principal of the loan is RMB5,000,000 (approximately $714,990). The loan is guaranteed by Wuhan ESVF, and the Group’s director and senior vice president, and minority shareholder of Hongli Culture, Lei Zhang. And The loan is pledged by all accounts receivable generated by Tencent Technology (Shenzhen) Co., Ltd. from June 4, 2025, over the following three years.

(xiii)	The principal of the loan is RMB5,000,000 (approximately $714,990). The loan is guaranteed by Shenzhen VF and the Group’s shareholders, Liwei Sun and Rui Zhou. And The loan is pledged by existing account receivables of Wuhan ESVF due from Shanghai Dianding CO., LTD.

(xiv)	The principal of the loan is RMB5,000,000 (approximately $714,990). The loan is guaranteed by Wuhan ESVF.

(xv)	The principal of the loan is RMB3,000,000 (approximately $428,995). The loan is guaranteed by Wuhan ESVF ,and the Group’s director and senior vice president, and minority shareholder of Hongli Culture, Lei Zhang.

(xvi)	The principal of the loan is RMB30,000,000 (approximately $4,289,943). The loan is guaranteed by Wuhan Zhongzhe Financing Guarantee Co., LTD., Hongli Culture and the Group’s shareholders, Liwei Sun and Rui Zhou. As of December 31, 2025, the outstanding loan principal of RMB25,000,000 (approximately $3,574,952) is due within twelve months, which is classified as current portion of long-term borrowing. And debt issuance costs of RMB70,755(approximately $10,118) were deducted from the proceeds from the loan.

(xvii)	The principal of the loan is RMB5,000,000 (approximately $714,990). The loan is guaranteed by Wuhan ESVF ,and the Group’s director and senior vice president, and minority shareholder of Hongli Culture, Lei Zhang and Wuhan Optics Valley Technology Financing Guarantee Co., Ltd who charged a financing guarantee fee of 0.4% per annum on the principal amount of the financing guarantee. As of December 31, 2025, the outstanding loan principal of RMB100,000 (approximately $14,300) is due within twelve months, which is classified as current portion of long-term borrowing and the remaining portion of principal of RMB4,850,000 (approximately $693,541) is presented as a long-term borrowing.

(xviii)	The principal of the loan is RMB2,550,000 (approximately $360,998). The loan is guaranteed by Wuhan ESVF and Shenzhen VF.

Certain borrowings outstanding as of December 31, 2025 matured subsequent to the balance sheet date and prior to the issuance date of the consolidated financial statements.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

13. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2024	2025
Loan from third parties(1)	3,057,563	3,577,117
Tax payable	1,168,921	1,708,295
Accrued expenses(2)	590,940	1,554,574
Collection of capital fund from third parties (3)	-	1,429,981
Payroll payable	1,337,620	902,764
Professional service fees payable	372,346	-
Total	$6,527,390	$9,172,731

(1)	The balance represented the unsecured borrowings with a maturity less than one year and an interest rate of 15% per annum from third parties for daily business operation.

(2)	The balance mainly consisted of deposit payable to event suppliers, reimbursement payable to employees and miscellaneous fees payable to third parties.

(3)	Pursuant to the capital increase agreement dated June 16, 2025, an individual shareholder subscribed for the equity of Hongli Culture with a total consideration of RMB 10.00 million, in exchange for approximately 2.78% equity interest of Hongli Culture. As of December 31, 2025, the full equity subscription proceeds of RMB 10.00 million had been fully received by the Group. However, the equity delivery conditions had not been satisfied as of the reporting date, and accordingly, the relevant equity interest had not been delivered and registered.

14. TAXATION

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

United States

Under the current laws, the federal corporate income tax rate in the United States is generally assessed at the rate of 21%.

Unlike the uniform federal rate, state corporate income tax rates vary significantly. The rates range from as low as 0% to as high as 5.19%.

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

14. TAXATION - Continued

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

For the year ended December 31, 2025, Dawei Xianglong, Changsha Liyao, Wuhan Yingciyuan, Xiamen Yingciyuan, Beijing Hongli, Hangzhou Hongxiaoli, Wuhan Hongxiaoli, Shanghai Hongdali, Xingzhi Media, Xingjing Entertainment, Xinghui Media, Taicang Xingjing, Chengdu Xingjing Weiwu, Zhoushan Xingjing, Zhoushan Jingxi, Wuhan Muyecun, Shanghai Rujing, Jinyuanbao, Hangzhou Yinyuan, Wuhan Alunyou, Xingyao Future, Guangxi Hongli, Shanghai Xingyu, Chengdu Qiyuhai, Beijing Xingjing Entertainment and Shenzhen Xingjing were recognized as small-scale and low-profit enterprises.

The components of the (loss)/income before income taxes are as follows:

	For the years ended December 31,
	2023	2024	2025
PRC	$(13,842,300)	$(10,225,125)	$(200,522,409)
Cayman Islands	-	-	(40,144,182)
Sweden	232,644	(2,548,228)	(4,683,148)
US	-	-	(5,511,073)
Others	(849,048)	(2,281,727)	(723,232)
Total	$(14,458,704)	$(15,055,080)	$(251,584,044)

The income tax provision consists of the following components:

	For the years ended December 31,
	2023	2024	2025
Current income tax expense	$181,967	$126,140	$1,364,150
Deferred income tax benefits	(1,382,822)	(2,495,899)	(14,829,357)
Total income tax benefits	$(1,200,855)	$(2,369,759)	$(13,465,207)

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

14. TAXATION - Continued

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the years ended December 31,
	2023	2024
Loss before income tax expense	$(14,458,704)	$(15,055,080)
Income tax benefit at the PRC statutory rate	(3,614,676)	(3,763,770)
Effect of preferential tax rates	192,365	390,029
Impact of different tax rates in other jurisdictions	187,136	493,254
Tax effect on share-based compensation, nil of tax	1,530,587	-
Tax effect on charitable donations	-	-
Tax effect of non-deductible items	159,573	145,890
Prior year true up	(27,019)	76,534
Change in valuation allowance	371,179	288,304
Income tax benefits	$(1,200,855)	$(2,369,759)

The table below provides the updated requirements of ASU 2023-09 for 2025.

The reconciliation of effective income tax rate computed by applying the PRC statutory tax rate of 25% is as follows:

	For the year ended December 31, 2025
Net loss before income tax expense	$(251,584,044)
Income tax benefit at the PRC statutory rate	(62,896,011)	25.0%
Foreign tax effects
Cayman Islands
Statutory tax rate difference between Cayman Islands and PRC	10,036,046	-4.0%
United States
Statutory tax rate difference between United States and PRC	220,443	-0.1%
Changes in valuation allowance	1,157,325	-0.5%
Sweden
Statutory tax rate difference between Sweden and PRC	8,430,781	-3.4%
Tax effect of non-deductible items	25,278,277	-10.0%
Other foreign jurisdictions
Statutory tax rate difference between other foreign jurisdictions and PRC	150,927	-0.1%
Changes in valuation allowance	44,551	0.0%
Changes in valuation allowance	4,496,499	-1.8%
Effect of preferential tax rates	(123,723)	0.0%
Non-deductible expenses	51,362	0.0%
Prior year true up	(311,684)	0.1%
Income tax expenses (benefit)	(13,465,207)	5.4%

As of December 31, 2024 and 2025, the significant components of the deferred tax assets and deferred tax liability are summarized below:

	As of December 31,
	2024	2025
Deferred tax assets:
Net operating loss carried forward	$4,029,778	$7,941,587
Allowance for credit loss	-	334,526
Temporary differences on property, plant and equipment depreciation	-	681,991
Temporary differences on fair value adjustment of Bitcoin	-	411,877
Deferred tax assets, gross	4,029,778	9,369,981
Valuation allowance	(1,940,958)	(7,842,308)
Deferred tax assets, net of valuation allowance	$2,088,820	$1,527,673

Deferred tax liabilities:
Intangible assets acquired from business combination (i)	$22,408,835	$10,687,700
Intangible assets acquired from asset acquisition (ii)	1,252,372	502,772
Total deferred tax liabilities	$23,661,207	$11,190,472

(i)	The Group initial recognized $8,798,807, $14,427,828 and $1,596,010 of deferred tax liability from reverse acquisition on March 18, 2021, business acquisition on January 10, 2023 and business acquisition on October 2, 2024 due to appreciation fair value of intangible assets acquired. The Group reverse due to amortization of related intangible assets and disposal of subsidiaries.

(ii)	The Group initial recognized $4,413,819 of deferred tax liability from asset acquisition in 2021 and reverse $770,690 and $804,436 due to amortization of related intangible assets during the years end December 31, 2024 and 2025, respectively.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

14. TAXATION - Continued

As of December 31, 2024 and 2025, the Group had net operating loss carryforwards of approximately $16,113,739 and $25,021,110 respectively, which arose from the Group’s subsidiaries established in the PRC. As of December 31, 2025, net operating loss carry forwards will expire, if unused, in the following amounts:

2026	$589,137
2027	3,901,196
2028	4,079,582
2029	8,518,300
2030	7,932,895
Total	$25,021,110

As of December 31, 2025, the Group had net operating loss carryforwards of $5,166,745 which can be carried forward indefinitely.

Movement of valuation allowance is as follow:

	As of December 31,
	2023	2024	2025
Valuation allowance
Balance at beginning of the year	1,372,267	$1,703,274	$1,940,958
Additions	377,624	341,046	5,921,187
Utilization	(6,445)	(52,742)	(222,811)
Exchange rate effect	(40,172)	(50,620)	202,974
Balance at end of the year	$1,703,274	$1,940,958	$7,842,308

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the Group’s history of losses and concluded that it is more likely than not that some subsidiaries of the Group will not generate future taxable income prior to the expiration of the majority of net operating losses for $27,624,549. Accordingly, as of December 31, 2024 and 2025, $1,940,958 and $7,842,308 valuation allowance has been established respectively.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions. The Group does not believe that its uncertain tax benefits position will materially change over the next twelve months.

For the years ended December 31, 2023, 2024 and 2025, the Group incurred no interest or penalties in connection with potentially underpaid income taxes. As of December 31, 2025, the tax years ended December 31, 2019 through 2024 for the Group’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities. As of December 31, 2025, the tax year ended December 31, 2025 for the Group’s subsidiaries incorporated in 2025 in the United States are generally subject to examination by the United States tax authorities.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

15. SEGMENT INFORMATION

The CODMs review financial information of operating segments based on internal management report when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODMs, the Group has three reportable segments, including PRC and other entities, Ninjas in Pyjamas and Bitcoin mining business. The CODMs, comprising the Group’s Chairman and Co-Chief Executive Officer and the Director and Co-Chief Executive Officer, collectively make operating decisions, assess financial performance, and allocate resources across all reportable segments.

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

	For the year ended December 31, 2023
	PRC and other subsidiaries	Ninjas in Pyjamas	Mining Business	Consolidated
Revenue	$75,179,138	$8,489,303	-	$83,668,441
Cost of revenue	(72,014,675)	(4,455,080)	-	(76,469,755)
Gross profit	3,164,463	4,034,223	-	7,198,686
Selling and marketing expenses	(5,079,314)	(1,498,082)	-	(6,577,396)
General and administrative expenses	(13,027,899)	(2,245,332)	-	(15,273,231)
Other income(loss)	251,402	(58,165)	-	193,237
(Loss) profit before tax	(14,691,348)	232,644	-	(14,458,704)

	For the year ended December 31, 2024
	PRC and other subsidiaries	Ninjas in Pyjamas	Mining Business	Consolidated
Revenue	$81,671,464	$3,594,842	-	$85,266,306
Cost of revenue	(79,086,246)	(3,169,525)	-	(82,255,771)
Gross profit	2,585,218	425,317	-	3,010,535
Selling and marketing expenses	(6,731,281)	(1,399,496)	-	(8,130,777)
General and administrative expenses	(9,947,933)	(1,820,382)	-	(11,768,315)
Other income	1,587,144	246,333	-	1,833,477
Loss before tax	(12,506,852)	(2,548,228)	-	(15,055,080)

		For the year ended December 31, 2025
	PRC and other subsidiaries	Ninjas in Pyjamas	Mining Business	Consolidated
Revenue	$103,635,985	2,826,303	20,064,258	126,526,546
Cost of revenue	(101,179,388)	(4,131,892)	(22,697,254)	(128,008,534)
Gross profit	2,456,597	(1,305,589)	(2,632,996)	(1,481,988)
Selling and marketing expenses	(5,780,199)	(1,209,302)	-	(6,989,501)
General and administrative expenses	(34,288,425)	(15,950,274)	(100,060)	(50,338,759)
Changes in fair value of receivable for bitcoin collateral	-	-	(2,931,287)	(2,931,287)
Realized gain on sale of Bitcoin	-	-	4,578	4,578
Impairment of goodwill	-	(122,519,218)	-	(122,519,218)
Impairment of intangible assets	-	(64,406,302)	-	(64,406,302)
Other loss	(2,574,725)	(37,997)	(308,845)	(2,921,567)
Loss before tax	(40,186,753)	(205,428,682)	(5,968,609)	(251,584,044)

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

15. SEGMENT INFORMATION - Continued

The total assets by segments as of December 31, 2024 and 2025 were as follows:

	As of December 31,
	2024	2025
Segment assets
PRC and other subsidiaries	$140,834,100	$145,039,427
Ninjas in Pyjamas	171,732,266	18,145,297
Mining Business	-	39,192,660
Total segment assets	$312,566,366	$202,377,384

The intangible assets by segments as of December 31, 2024 and 2025 were as follows:

	As of December 31,
	2024	2025
Intangible assets, net
PRC and other subsidiaries	$61,913,339	$53,865,214
Ninjas in Pyjamas	66,068,182	14,713,696
Mining Business	-	-
Total intangible assets, net	$127,981,521	$68,578,910

The goodwill by segments as of December 31, 2024 and 2025 were as follows:

	As of December 31,
	2024	2025
Goodwill
PRC and other subsidiaries	$29,813,733	$30,363,234
Ninjas in Pyjamas	102,096,027	-
Mining Business	-	-
Total goodwill	$131,909,760	$30,363,234

16. LEASES

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

As of December 31, 2024 and 2025, the Group had no long-term leases that were classified as a financing lease, and the Group’s lease contracts only contain fixed lease payments and do not contain any residual value guarantee.

The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

A summary of lease cost recognized in the Group’s consolidated statements of operations and comprehensive loss is as follows:

	For the Years Ended December 31,
	2023	2024	2025
Operating leases cost excluding short-term rental expense	$545,166	$712,280	$772,687
Short-term lease cost	966,084	498,296	345,877
Total	$1,511,250	$1,210,576	$1,118,564

The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment.

Cash paid for amounts included in the measurement of lease liabilities was $641,400, $770,267 and $743,194 for the year ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2023, 2024 and 2025, the weighted average remaining lease term was 4.75, 3.68 and 8.35 years, and the weighted average discount rate was 4.37%, 4.31% and 3.49% for the Group’s operating leases, respectively.

The following table summarizes the maturity of lease liabilities under operating leases as of December 31, 2025:

For the year ending December 31,	Operating Leases
2026	$699,132
2027	684,829
2028	695,161
2029	569,950
2030 and thereafter	1,848,334
Total lease payments	4,497,406
Less: imputed interest	547,981
Total	3,949,425
Less: current portion	571,939
Non-current portion	$3,377,486

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

17. OTHER LONG-TERM LIABILITY

On March 18, 2025, Shenzhen Xingjing, a subsidiary of the Group, signed a two-year interest-free loan agreement with a third party in the principal of the loan of RMB15,000,000 (approximately $2,144,971) for its daily business operations.

18. MEZZANINE EQUITY

The Group’s preferred shares and redeemable non-controlling interests activities for the years ended December 31, 2023, 2024 and 2025 are summarized below:

	Class A		Class B				Class B-1				Redeemable non-controlling interests	Total
	No. of shares	Amount	No. of shares		Amount		No. of shares		Amount		Amount	No. of shares	Amount
Balances at December 31, 2022	24,709,527	97,400,393	2,693,877		16,062,314		-			-	-	27,403,404	113,462,707
Acquisition of Ninjas in Pyjamas	-	-	-		-		43,044,524			168,000,000	-	43,044,524	168,000,000
Accretion on Preferred Shares to redemption value	-	20,327,824	-		704,422		-			22,882,461	-	-	43,914,707
Exchange rate difference	-	(2,835,151)	-		-		-			-	-	-	(2,835,151)
Balances at December 31, 2023	24,709,527	114,893,066	2,693,877		16,766,736		43,044,524			190,882,461		70,447,928	322,542,263
Accretion on Preferred Shares to redemption value	-	11,381,375	-		209,445		-			24,340,159	-	-	35,930,979
Exchange rate difference	-	(2,726,807)	-		-		-			-	-	-	(2,726,807)
Conversion of Preferred Shares to ordinary shares upon the completion of the IPO	(24,709,527)	(123,547,634)	(2,693,877)		(16,976,181)		(43,044,524)			(215,222,620)	-	(70,447,928)	(355,746,435)
Initial fair value of redeemable non-controlling interests	-	-	-		-		-			-	2,841,123	-	2,841,123
Net income attributed to redeemable non-controlling interests	-	-	-		-		-			-	119,123	-	119,123
Exchange rate difference	-	-	-		-		-			-	(1,691)	-	(1,691)
Balances at December 31, 2024	-	-	-		-		-			-	2,958,555	-	2,958,555
Initial fair value of redeemable non-controlling interests	-	-	-			-		-		-	2,230,787		2,230,787
Net loss attributed to redeemable non-controlling interests	-	-	-			-			-	-	(97,179)		(97,179)
Accretion on Preferred Shares to redemption value											30,304		30,304
Disposal of redeemable non-controlling interests	-	-	-		-		-			-	(2,861,547)		(2,861,547)
Exchange rate difference	-	-		-	-			-		-	35,886	-	(35,886)
Balances at December 31, 2025	-	-	-		-				-	-	2,296,805		2,296,805

Upon the completion of the IPO in July 2024, all of issued and outstanding preferred shares automatically converted into ordinary shares on a one-for-one basis.

*	The shares are presented on a retroactive basis to reflect the stock split (Note 17)

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

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

18. MEZZANINE EQUITY - Continued

In accordance with ASC 480-10-S99, the accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit. The accretion of the preferred shares was $43,914,707 and $35,930,979 and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

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

In July 2025, the Company entered into a termination agreement with the former shareholders of ZSZQ Limited, pursuant to which the parties mutually agreed to terminate the share swap agreement and all related ancillary agreements and instruments in respect of the share swap transactions. As of July 31, 2025, all shares previously issued pursuant to the share swap agreement had been fully surrendered and cancelled, with no shares remaining outstanding in connection with such transactions. Accordingly, the balance of redeemable non-controlling interests related to these transactions was nil as of December 31, 2025.

In March 2025, Wuhan ESVF and Wuhan Optics Valley Transportation Investment Group Co., Ltd. (“Wuhan Optics Valley Transportation”) jointly established Xingyao Future, with ownership interests of 60% and 40%, respectively. Wuhan ESVF and Wuhan Optics Valley Transportation have made capital contributions of RMB 9.0 million and RMB 6.0 million, respectively. Pursuant to the investment agreement entered into in January 2025, Xingyao Future is required to satisfy certain performance targets and other assessment criteria. If such targets are not met, Wuhan Optics Valley Transportation has the right to require Wuhan ESVF to repurchase its equity interest in Xingyao Future at a predetermined price. The Group has assessed that the triggering events for such repurchase obligation are not probable to occur. Accordingly, the related non-controlling interest is not currently redeemable, and it is not probable that the instrument will become redeemable in the future. As a result, the redeemable non-controlling interest is not remeasured at each reporting date.

In July 2025, Beijing Xingjing Entertainment entered into a capital subscription agreement with Beijing Changping Cultural Tourism Development Group Co., Ltd. (“Beijing Changping”). Under the agreement, Beijing Changping made a capital contribution of RMB 10 million to subscribe for a 2.08% equity interest in Beijing Xingjing Entertainment. The agreement provides that if any redemption trigger event occurs within five years upon completion of the transaction, Beijing Xingjing Entertainment shall repurchase the equity interest held by Beijing Changping at the contractually agreed price. Same as the preferred shares above, for each reporting period, the Group assesses whether the non-controlling interest are currently redeemable and if the non-controlling interest are not currently redeemable, the Group further assesses whether it is probable that non-controlling interest will become redeemable. in accordance with ASC 480-10-S99, and the accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit. The accretion of the redeemable non-controlling interests was $30,304 for the year ended December 31, 2025.

19. ORDINARY SHARES

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

In July 2025, the Company and the shareholders of ZSZQ Limited entered into a termination agreement, pursuant to which the parties mutually agreed to terminate the share swap agreement and other ancillary agreements and documents regarding the share swap transactions. As of July 31, 2025, all shares previously issued under the share swap agreement have been surrendered and cancelled in full. No shares remain outstanding in relation to such transactions.

In June 2025, the Company entered into a definitive asset-purchase agreement, pursuant to which the Company acquired on-rack crypto mining machines with an aggregate hash rate of approximately 3.11 EH/s. As consideration for the acquisition, the Company issued a total of 119,553,439 Class A ordinary shares to the sellers in September 2025.

20. RESTRICTED NET ASSETS

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

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2024 and 2025, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Group’s PRC subsidiaries, that are included in the consolidated net assets were $71,658,818 and $47,897,393, respectively.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

21. SHARE-BASED COMPENSATION

Share options granted by NIP Group Inc. to optionees

In June 2024, the Company adopted the 2024 Share Incentive Plan, or the 2024 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with the Company. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2024 Plan is 11,956,812.

In November 2025, the Company adopted the 2025 Share Incentive Plan, or the 2025 Plan, for the purpose of granting share-based compensation awards to selected directors, employees, consultants and other eligible individuals to motivate superior performance and to attract and retain their services. Under the 2025 Plan, up to 45,430,307 ordinary shares may be issued pursuant to awards granted thereunder, subject to adjustment in accordance with the terms of the 2025 Plan.

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

Subsequent to the completion of the Company’s IPO in July 2024, the Company’s ordinary shares are listed and traded on the NASDAQ Stock Market. For all share-based payment awards granted on or after the IPO date, share-based compensation is measured based on the quoted closing market price of the Company’s ordinary shares on NASDAQ as of the respective grant date.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

21. SHARE-BASED COMPENSATION - Continued

A summary of the share options activity for the year ended December 31, 2023, 2024 and 2025 is presented below:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value	Weighted average grant date fair value
		USD	In years	USD	USD
Outstanding, December 31, 2022	1,763,507	-	1	6,252,693	1.54
Granted	1,725,132	-	-	-	3.55
Exercised	(3,488,639)	-	-	-	2.53
Forfeited	-	-	-	-	-
Outstanding, December 31, 2023	-	-	-	-	-
Granted	-	-	-	-	-
Exercised	-	-	-	-	-
Forfeited	-	-	-	-	-
Outstanding at December 31, 2024	-	-	-	-	-
Granted	48,877,024	-	-	-	0.76
Exercised	(48,425,049)	-	-	-	0.76
Forfeited	(415,739)	-	-	-	0.81
Outstanding at December 31, 2025	36,236	-	2	18,118	0.81
Exercisable at December 31, 2025	-	-

* The shares are presented on a retroactive basis to reflect the stock split (Note 19)

The Group recognized compensation expense for the years ended December 31, 2023, 2024 and 2025 were $6,122,348, nil and $36,723,969 respectively.

As of December 31, 2025, there was $8,927 unrecognized compensation cost related to unvested share options.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

22. LOSS PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the years ended December 31, 2023, 2024 and 2025 presented:

	As of December 31,
	2023	2024	2025
Numerator:
Net loss attributable to NIP Group Inc.’s shareholders	(57,172,736)	(48,620,764)	(237,510,077)

Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted*	37,160,593	70,200,374	160,497,641
Denominator for basic and diluted net loss per share calculation	37,160,593	70,200,374	160,497,641

Basic and diluted net loss per share attributable to ordinary shareholders of NIP Group Inc.’s shareholders	(1.54)	(0.69)	(1.48)

*	The shares and per share data are presented on a retroactive basis to reflect the stock split (Note 16)

Basic and diluted loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The weighted-average numbers of non-vested share options excluded from the calculation of diluted net loss per share of the Group were nil, nil and 27,301 as of December 31, 2023, 2024 and 2025, respectively.

The nil, nil and nil stock options were vested but unexercised as of December 31, 2023, 2024 and 2025, respectively. The Group included these stock options to calculate the denominator because they are exercisable at RMB nil.

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

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

23. RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship with the Group
1	Wuhan Linyu Ecological Group Co., Ltd.(“Wuhan Linyu”)	Entity controlled by Wuhan Tourism&Sports Group
2	Shenzhen Media Group (“Shenzhen Media”)	Shareholder of the Group and minority shareholder of Dawei Xianglong
3	Wuhan Suran Culture Media Co., Ltd.(“Wuhan Suran”) (1)	(1)
4	Wuhan Yingyi Culture Media Co., Ltd. (“Wuhan Yingyi”) (1)	(1)
5	Wuhan Lingsheng Culture and Technology Co., Ltd.(“Wuhan Lingsheng”) (1)	(1)
6	HaoMing Yu	Vice President
7	Liwei Sun	Director and President
8	Phase Two Limited(2)	Entity which the Group holds 40% beneficial ownership.
9	Mario Yau Kwan Ho	Chairman and Co-Chief Executive Officer
10	Xingjing Culture Media	Entity controlled by Liwei Sun

(1)	Wuhan Suran, Wuhan Yingyi and Wuhan Lingsheng is no longer considered related parties due to disposal of Young Will.
(2)	Phase Two Limited was established on December 4, 2025, with NIP Group Inc. holding a 40% beneficial ownership;

Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated.

	As of December 31,
	2024	2025
Shenzhen Media (1)	252,079	263,117
Liwei Sun (2)	36,150	37,733
Phase Two Limited(3)	-	17,151
Shenzhen Xingjing (4)	196,437	-
Shengjie Huang (5)	$411,511	$-
Total	$896,177	$318,001

(1)	The balance represented the accounts receivable for providing esports service to related parties.

(2)	The balance represented interest-free loan to related parties, which were due on demand.

(3)	Phase Two Limited was established on December 4, 2025; The balance represents the advance payment we made on behalf of the related party for the company’s registration expenses.

(4)	Beginning in 2025, Shenzhen Xingjing has become a subsidiary of the Group through consolidation and is no longer considered a related party.

(5)	Shengjie Huang is no longer considered related parties due to disposal of Young Will.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

23. RELATED PARTY TRANSACTIONS - Continued

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

	As of December 31,
	2024	2025
Shenzhen Media (1)	$946,944	$1,417,402
Mario Yau Kwan Ho (2)	325,277	148,665
Xingjing Culture Media (3)	86,228	90,003
Wuhan Lingsheng	5,353	-
Wuhan Yingyi	9,006	-
Subtotal of amount due to related parties-current	1,372,808	1,656,070
Shenzhen Xingjing (4)	131,017	-
Subtotal of amount due to related parties-non-current	131,017	-
Total	$1,503,825	$1,656,070

(1)	In April 2021, the Group entered into a cooperation agreement with the related party and agreed to allocate 60% of the government subsidies received to the related party. As of December 31, 2024 and December 31, 2025, the balance represents government subsidies the Group received and should pay to the related party.

(2)	The balances represented the service fee for Mario Yau Kwan Ho who provided services to the reality show that hosted by the customers.

(3)	The balances represented interest-free loan from related parties for daily operations, which were due on demand.

(4)	Beginning in 2025, Shenzhen Xingjing has become a subsidiary of the Group through consolidation and is no longer considered a related party.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

23. RELATED PARTY TRANSACTIONS - Continued

The following is a list of related parties which the Group has major transactions with:

Nature	For the years ended December 31,
	2023	2024	2025
Shenzhen Media
Government subsidies that should be distributed to Shenzhen Media (1)	423,675	416,914	413,644
Sponsorships and advertising services provided by the Group (2)	423,675	-	-
Rental expense	610,092	16,579	-
Event production service provided by Shenzhen Media	14,687	2,622	-
Repayment of government subsidies distributed to Shenzhen Media	282,450	-	-
Event production service provided by the Group	-	437,891	-
Event operation service provided by Shenzhen Media	-	119,571	-
			-
Wuhan Suran(2)
Talent management service provided by the Group	-	37,586	60,818

Wuhan Yingyi(2)
Talent management service provided by Group	-	14,967	32,690

Wuhan Lingsheng(2)
Talent management service provided by Group	-	7,258	12,345

Wuhan Linyu
Services provided by Wuhan linyu	6,758	5,489	5,187
Repayment of services provided by Wuhan Linyu	8,106	5,489	5,187
Interest expenses paid to Wuhan Linyu	-	-	-

Phase Two Limited
Prepaid expenses paid by the Group	-	-	17,151

HaoMing Yu
Loan to HaoMing Yu	-	-	33,391
Collection of loan to HaoMing Yu	-	-	33,391

Wuhan Tourism&Sports Group
Sponsorships and advertising services provided by the Group	666,156	600,898	-

Mario Yau Kwan Ho
Reality show service provided by Mario Yau Kwan Ho	146,822	224,528	-
Repayment of reality show service provided by Mario Yau Kwan Ho	667,994	39,048	-

Tianjin LLP
Payment to Tianjin LLP for Wuhan ESVF’s share purchase	-	62,702	-
Collection of loan to Tianjin LLP	-	278	-

Shenzhen Xingjing Weiwu Education Technology Co., Ltd.(3)
Event production services provided by the Group	75,988	25,297	-
Loan to Shenzhen Xingjing Weiwu Education Technology Co., Ltd.	152,304	1,042	-

Xingjing Culture Media
Loan from Xingjing Culture Media	282,507	-	-
Loan repayment to Xingjing Culture Media	3,588,153	-	-

Liwei Sun
Loan to Liwei Sun	49,429	-	-
Collection of loan to Liwei Sun	49,429	-	-

(1)	The Group entered into a cooperation agreement with the related party and agreed to allocate 60% of the government subsidies received to the related party.

(2)	Wuhan Suran, Wuhan Yingyi and Wuhan Lingsheng is no longer considered related parties due to disposal of Young Will.

(3)	Beginning in 2025, Shenzhen Xingjing has become a subsidiary of the Group through consolidation and is no longer considered a related party.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

24. CONCENTRATION OF CREDIT RISK

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

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:

	For the years ended December 31,
	2023	2024	2025
Percentage of the Group’s revenue
Customer A	*	*	16%
Customer B	49%	45%	*
Customer C	13%	*	*
Total	62%	45%	16%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,
	2024	2025
Percentage of the Group’s accounts receivable
Customer D	26%	21%
Total	26%	21%

*	Represent percentage less than 10%

25. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2025 and through the issuance date of these consolidated financial statements.

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

26. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024 and 2025.

Parent Company Balance Sheets:

	As of December 31,
	2024	2025
Assets
Current Assets
Cash and cash equivalents	$2,121,423	$2,056
Amounts due from subsidiaries	15,431,911	9,325,733
Advance to suppliers	-	32,142
Total current assets	17,553,334	9,359,931

Non-current Assets
Investment in subsidiaries	221,178,395	80,022,001
Total non-current assets	221,178,395	80,022,001

Total Assets	$238,731,729	$89,381,932

Accrued expenses and other liabilities	1,246,591	1,072,975
Current Liabilities	1,246,591	1,072,975
Total liabilities	$1,246,591	$1,072,975

Mezzanine equity:
Redeemable non-controlling interests	2,958,555	-
Total mezzanine equity	2,958,555	-

Equity
Class A Ordinary Shares (US$0.0001 par value; 461,995,682 and 1,756,459,263 shares authorized as of December 31, 2024 and December 31, 2025, respectively, 75,392,253 and 197,363,156 issued and 75,392,253 and 197,020,222 outstanding as of December 31, 2024 and December 31, 2025, respectively)	7,539	19,702
Class B Ordinary Shares (US$0.0001 par value; 38,004,318 and 243,540,737 shares authorized as of December 31, 2024 and December 31, 2025, respectively, 38,004,318 and 83,434,625 issued and outstanding as of December 31, 2024 and December 31, 2025, respectively)	3,800	8,343
Subscription receivable	(3,808)	(20,514)
Accumulated deficit	(128,849,237)	(366,329,010)
Additional paid-in capital	373,890,499	429,905,870
Accumulated other comprehensive loss	(10,522,210)	24,724,566
Total equity attributable to the shareholders of NIP Group Inc.	234,526,583	88,308,957
Total liabilities, mezzanine equity and equity	$238,731,729	$89,381,932

NIP GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

26. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - Continued

Parent Company Statements of Operations and Comprehensive Loss:

	For the years ended December 31,
	2023	2024	2025
Loss from operations:
Financial income(expense), net	$26,175	$34,650	$(124,654)
General and administrative expenses	(694,745)	(1,215,614)	(38,562,989)
loss on disposal of subsidiaries	-	-	(1,911,840)
Equity in loss of subsidiaries	(12,589,459)	(11,508,821)	(196,880,290)
Net loss	(13,258,029)	(12,689,785)	(237,479,773)

Total comprehensive loss	$(8,004,774)	$(28,637,365)	$(202,232,997)

Parent Company Statements of Cash Flows:

	As of December 31,
	2023	2024	2025

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(13,258,029)	$(12,689,785)	$(237,479,773)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in loss of subsidiaries	12,589,459	11,508,821	196,880,290
Share-based compensation expense	-	-	36,723,969
loss on disposal of subsidiaries	-	-	1,911,840
Change in operating assets and liabilities:
Amounts due from subsidiary	(5,721,562)	(4,388,269)	6,106,178
Advance to suppliers			(32,143)
Other receivables	(78,364)	-	-
Accrued expenses and other liabilities	(697,955)	511,654	1,371,272
Net cash (used in) provided by operating activities	(7,166,451)	(5,057,579)	5,481,633

Investment in equity investees	(17,400,000)	(10,950,000)	(7,601,000)
Net cash used in investing activities	(17,400,000)	(10,950,000)	(7,601,000)

Collection of subscription receivable	2,999,845	-	-
Payment of deferred offering cost	(418,351)	(3,514,703)	-
Proceeds from issuance of Class A ordinary shares upon the completion of IPO, net of issuance cost	-	20,260,243	-
Capital injection in Reorganization	16,309,641	-	-

Net cash provided by financing activities	18,891,135	16,745,540	-

Net increase (decrease) in cash and cash equivalents	(5,675,316)	737,961	(2,119,367)
Cash and cash equivalents, at beginning of year	7,058,778	1,383,462	2,121,423
Cash and cash equivalents, at end of year	$1,383,462	$2,121,423	$2,056
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Acquisition of mining machines	-	-	20,298,900
Disposal of subsidiaries	-	-	2,892,540

27. SUBSEQUENT EVENTS

On January 9, 2026, the Company entered into an amendment to its second tranche asset purchase agreement (the “Amended Asset Purchase Agreement”). As revised under this amendment, the proposed asset acquisition transaction will be completed in multiple closings. The initial closing was completed on January 9, 2026 and settled through the issuance of 167,917,734 Class A ordinary shares of the Company to the sellers and/or their assignees. The subsequent closings are expected to be completed in 2026. There can be no assurance that the closing conditions will be satisfied, nor that the proposed asset purchase will be completed. The total mining capacity contemplated under, and the maximum aggregate number of Class A ordinary shares being issued as consideration of, the asset purchase remains the same as set out in the Amended Asset Purchase Agreement.

In January 2026, the Company amended and restated its previously adopted 2025 Share Incentive Plan, as approved and authorized by the board of directors of the Company, effective on December 31, 2025. The maximum aggregate number of ordinary shares of the Company available for grant of awards increased from 45,430,307 under the original 2025 Share Incentive Plan to 164,946,296 under the Amended and Restated 2025 Share Incentive Plan. Other terms of the original 2025 Share Incentive Plan remain substantially the same.

The Group has evaluated other subsequent events through the date of issuance of the consolidated financial statements, the Group did not identify any other subsequent events with material financial impact on the Group’s consolidated financial statements.

